Form 10-K, Exhibit 13
period 1993-12-31
AQUARION CO
filed 1994-03-24
CIK 49423

EXHIBIT 13(a)

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    ------------------------------------
   Management's Discussion and Analysis of Financial Condition and Results of Operations


   The terms "Aquarion Company," "Aquarion," and "the Company" are used in this section for convenience and reading ease. These terms do not in all cases describe exact intercompany relationships among Aquarion and its subsidiaries.

   Capital resources and liquidity
   -------------------------------
   Capital Expenditures. The Company invested $17,900,000 in property, plant and equipment in 1993, compared with $24,700,000 in 1992 and $17,450,000 in 1991. Aquarion's utility subsidiary, Bridgeport
   Hydraulic Company (BHC), and BHC's subsidiary, Stamford Water Company
   (SWC), (collectively, the Utilities) accounted for approximately 87 percent of plant additions during the three-year period, with the balance being invested primarily in the Company's environmental testing laboratories (Laboratories), IEA, and forest products and electric cogeneration operations (Forest Products), Timco. Nonutility capital expenditures totaled approximately $1,800,000 in 1993. Management estimates that capital expenditures will total $36,500,000 in 1994, of which approximately $34,200,000 will be for water utility construction programs. Nonutility capital expenditures will approximate $2,300,000 in 1994.
- --------------------------------------------------------------------------
Actual Utility Capital Expenditures
(Dollars in thousands)

                         1991         1992         1993
                         ----         ----         ----
Filtration            $ 7,200      $12,200      $ 8,000
Non-Filtration          6,800        9,500        8,300
                      -------      -------      -------
Total                 $14,000      $21,700      $16,300
                      =======      =======      =======
- --------------------------------------------------------------------------
Projected Utility Capital Expenditures
(Dollars in thousands)

                         1994         1995         1996
                         ----         ----         ----
Filtration            $15,300      $28,700      $ 6,000
Non-Filtration         18,900       13,135       12,935
                      -------      -------      -------
Total                 $34,200      $41,835      $18,935
                      =======      =======      =======
- -------------------------------------------------------------------------
        Federal Safe Drinking Water Act (SDWA) regulations require water filtration or alternate water treatment measures for BHC's major unfiltered water supplies. In accordance with SDWA regulations, construction of filtration facilities for BHC's Easton Lake Reservoir began in 1990 and those facilities were completed and placed in service in 1993 at a total project cost of $26,800,000. Engineering for the construction of filtration facilities at BHC's Hemlocks Reservoir commenced during 1992 and construction is anticipated to begin in May 1994. The total expected cost of construction through completion in 1996 will approximate $50,000,000, without adjustment for inflation. Management estimates that the future costs of construction on other unfiltered surface water supplies, expected to be completed by 1996, will approximate $2,400,000 without adjustment for inflation. Expenditures totaling $28,400,000 have been made under the filtration program through December 31, 1993. Management can not predict whether future federal, state or local regulations will require additional capital expenditures.

   Financing Activities. Due to the magnitude of the Company's construc-tion programs and the capital-intensive nature of the public water sup-ply business, financing has been provided by both internal and external sources. Historically, the Company's ability to finance its capital expenditures has depended substantially on rate relief.

        On February 5, 1993, BHC filed a rate application with the Connecticut Department of Public Utility Control (DPUC) for a 35 percent water service rate increase designed to provide a $17,500,000 increase in annual water service revenues and a return on common equity of 12.75 percent. The request included the replacement of a construction work in progress water service rate surcharge (CWIP rate surcharge) previously granted to BHC pursuant to DPUC regulations to recover 90 percent of the carrying costs of capital used in its SDWA-mandated Easton Lake Filtration Construction Project. Prior to the final decision, BHC lowered its original request by a total of $1,400,000 to $16,100,000, based on reduced annual interest costs achieved through the restructuring of long-term debt and on reduced property taxes and other miscellaneous expenses. Effective August 1,

   1993, the DPUC awarded BHC
   a 21 percent water service rate increase designed to provide a $10,400,000 annual increase in revenues and an 11.6 percent return on common equity. Prior to the time the new rates became effective, the CWIP rate surcharge was 7.35 percent of revenues. During 1993, BHC derived revenues of $1,937,000 from the CWIP rate surcharge which ended with respect to the Easton Filtration Project when the new rates became effective.

        On February 8, 1991, SWC filed with the DPUC an application for a $3,646,000, 36.5 percent increase in annual water service revenues. Effective August 28, 1991, SWC received approval from the DPUC for a
   22.5 percent rate increase designed to provide increased annual revenues of $2,276,000, and a 12.85 percent return on common equity.

        The percentage of capital expenditures financed by net cash from operating activities was 100 percent, 81 percent and 67 percent for the years ended December 31, 1993, 1992 and 1991, respectively. (See "Consolidated Financial Statements-Consolidated Statement of Cash Flows.") The remainder has been provided from external financing sources.

        Funds from external sources historically have been borrowed on a short-term basis and periodically refinanced through long-term debt or equity issues. In May 1993, Aquarion entered into unsecured revolving credit agreements with five banks to provide $50,000,000 ($10,000,000 with each bank) of short-term credit availability on a committed basis. At December 31, 1993, $5,500,000 of short-term borrowings under the agreements was outstanding at a weighted average annual interest rate of
   3.49 percent (Note 8).

        In June 1993, the Company completed a common stock offering of 460,000 shares at $25.875 per share. The proceeds of the issue, after all expenses, amounted to $11,200,500. In addition, BHC issued a 5.6 percent $10,000,000 unsecured note under a tax-exempt financing with the Connecticut Development Authority. Proceeds from both transactions were used to reduce short-term borrowings, which had been incurred in connection with the construction of BHC's Easton Lake Reservoir Filtration Plant.

        During 1993, the Company took advantage of lower interest rates through several debt refinancings. BHC redeemed its $12,000,000, 7.4 percent Series T First Mortgage Bonds and its $7,700,000, 7-3/4 percent unsecured note and issued unsecured notes of $12,000,000 and $7,700,000 at 5.5 percent and 5.8 percent, respectively. In addition, BHC entered into a Forward Purchase Agreement to issue a $10,000,000, 6.05 percent note which will be used to refund the $10,000,000, 10-3/4 percent note which BHC plans to call for early redemption in October 1994. In September 1993, SWC issued a $8,980,000 unsecured note at 5.3 percent. SWC used the proceeds to redeem its

- ---------------------------------------------------------------------------
Total Debt
(Dollars in thousands)

                       1991          1992          1993
                       ----          ----          ----
Total              $136,221      $127,932      $121,153
Long-term            95,283       105,463       115,591

- ---------------------------------------------------------------------------

   $3,000,000, 7-1/2 percent and $5,980,000, 7.6 percent unsecured notes. Additionally, Aquarion issued a $10,000,000, 5.95 percent Senior Note on January 4, 1994, the proceeds of which were used to redeem the $10,000,000,
   8.5 percent Senior Notes which matured on January 1, 1994. As a result of the above refinancings, the Company will recognize annual consolidated interest expense savings of approximately $1,300,000.

        The Utilities' financing activities are targeted over the long term to maintain an approximate capitalization structure of 50 percent equity and 50 percent long-term debt. At December 31, 1993, the Utilities' combined capitalization structure approximated 55.5 percent equity and
   44.5 percent debt, while the Company's consolidated capitalization structure approximated 49.0 percent equity and 51.0 percent debt.

   Future Financing Requirements. As in the past, the Company's ability to finance future capital expenditures depends substantially on rate relief. Rate relief has an impact on cash flow from operating activities and consequently affects the Company's ability to obtain external financing, since sufficient operating cash flows are necessary to maintain debt coverage ratios to allow for the issuance of additional debt securities. Additionally, rate relief will have an impact on the Company's ability to generate sufficient cash flows to provide a reasonable return in the form of dividends to Aquarion's stockholders. In light of the Company's substantial need for additional funds, the Company will need additional debt and equity capital to finance future utility construction. The type, amount and timing of new financings will be based on the Company's general financial policies regarding capitalization, as well as on market conditions and other economic factors.

        The Company's ability to obtain funding from external sources will be affected by the terms of certain of the Company's existing obligations. Under BHC's First Mortgage Indenture (BHC Indenture), approximately $9,000,000 of First Mortgage Bonds were outstanding at December 31, 1993. No additional bonds have been issued under the BHC Indenture since 1980. Substantially, all of BHC's properties are subject to the lien of the BHC Indenture.

        Additional long-term debt may be issued by the Company under the terms of the Senior Notes as long as consolidated long-term debt (including capitalized lease obligations) does not exceed 66 2/3 percent of its consolidated total capitalization, as defined. BHC may issue additional long-term debt under the BHC Notes if it meets a similar 66 2/3 percent long-term debt to total capitalization test.

        The Company's need for future external financing may also be affected by future net proceeds from its land disposition program. BHC has identified in excess of 2,000 acres of off-watershed land, most of which was previously in its rate base, as surplus to utility operations. Under Connecticut law, net proceeds from the sale of land which has ever been in a utility's rate base must be reinvested in the utility plant, and profits from such transactions are allocated by the DPUC between the utility's customers and shareholders pursuant to legislative and regulatory criteria. Net income from sales of BHC's surplus, off-watershed land amounted to approximately $312,000, or 5 cents per share, in 1993.

   Recent Accounting Developments.
   -------------------------------

   Income Taxes. In February 1992, the Financial Accounting Standards Board
   (FASB)issued Statement No. 109, "Accounting for Income Taxes" (SFAS 109). The Company adopted SFAS 109 effective for the first quarter of 1992. Prior years' financial statements have not been restated for the adoption.

        SFAS 109 requires that deferred income taxes be recorded for the difference between the tax basis of assets and liabilities and the amounts at which such assets and liabilities are carried in the financial statements, based on the enacted tax rates expected to be in effect when such temporary differences are expected to reverse. The most significant impact of adoption on the income statement was the recording of a cumulative reduction of deferred income taxes payable associated with the nonutility subsidiaries, principally due to the lowering of the federal tax rate. This reduction resulted in a credit to income of $791,000, or 14 cents per share, in 1992. (Note 6).

   Employee Benefits. In December 1990, the FASB issued Statement No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" (SFAS 106). The Company adopted SFAS 106 effective for the first quarter of 1993. Prior years' financial statements have not been restated for the adoption.

        SFAS No. 106 requires that an employer's obligation for postretirement benefits expected to be provided to or for an employee be fully accrued by the date that the employee attains full eligibility for all benefits expected to be received by that employee, any beneficiaries and covered dependents, even if the employee is expected to render additional service beyond that date. Prior to adoption, the Company recorded the costs of providing such benefits when paid. As allowed by SFAS 106, the Company has elected to recognize the unfunded accumulated postretirement benefit obligation of $10,471,000 at January 1, 1993 over 20 years. The annual post-retirement benefits expense for 1993 amounted to $650,000. The remaining cost has been recorded as a regulatory asset. BHC received approval for recovery of these costs in its water service rates from the DPUC in the rate decision effective August 1, 1993. SWC expects recovery of these costs in future rate proceedings. The effect on the Company's nonutility operations did not materially impact the results of operations (Note 12).

        In November 1992 the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), effective for fiscal years beginning after December 15, 1993. SFAS 112 will require the Company to accrue the cost of providing future benefits to former or inactive employees after employment but before retirement. These benefits would be recognized over the employees' years of service or at the date of the event giving rise to such benefits. The impact of this new standard is not expected to have a material effect on the Company's financial condition or results of operations.

   Other.
   ------

   Inflation. Inflation, as measured by the Consumer Price Index, increased
   2.7 percent, 2.9 percent and 3.1 percent in 1993, 1992 and 1991, respectively, and primarily affects the Utilities. The DPUC allows the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the DPUC gives no recognition in its ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

   Subsequent Event. Electricity produced at the cogeneration plant operated by Timco has been sold to Public Service Company of New Hampshire (PSNH) under a 20-year rate order of the New Hampshire Public Utilities Commission
   (PUC) applicable to Small Power Producers (the Rate Order).  In January
   1988, PSNH sought protection under Chapter 11 of the U.S. Bankruptcy
   Code. PSNH emerged from bankruptcy in June 1991, managed by Northeast Utilities (NU). As part of the PSNH reorganization plan, NU was ordered to restructure the Rate Order. In January 1994, PSNH and Timco reached an agreement by which PSNH, in order to terminate its obligations to buy electricity from Timco under the Rate Order, will pay Timco $8,600,000, subject to adjustment depending upon the date on which such payment, if approved by the PUC, is made. In return, Timco will not be able to draw customers from the systems of PSNH or its NU affiliates. PSNH has filed an application with the PUC for approval of the agreement, and there is no assurance that the agreement will be approved.

   Results of operations
   ---------------------

   1993 Overview. The Company's consolidated net income for 1993 was $10,990,000 compared with net income of $9,400,000 in 1992. Net income per share was $1.76 in 1993 on a weighted average of 6,237,875 common shares outstanding, compared with $1.65 in 1992 on a weighted average of 5,690,853 common shares outstanding. Operating results during 1993 were favorably affected by improved earnings from the Utilities and continued effective control of expenses through various cost-containment programs throughout the Company.

        The 1992 results included a nonrecurring credit of $791,000, or 14 cents per share, from the cumulative effect of the Company's adoption of SFAS 109, which changed its method of accounting for income taxes.

        The following table sets forth information about Aquarion's operations by industry segment for the years ended December 31, as follows:


                                                      1993                     1992                    1991

      (In thousands, except percentages)        Amount       %           Amount       %           Amount      %
                                              ________      ___        ________      ___         _______     ___

      Operating revenues:
              Public water supply             $ 71,280       66.4%     $ 63,702       62.4%      $63,829      64.5%
              Environmental laboratories
              and utility management
              services                          23,132       21.5        26,061       25.5        24,358      24.7
              Forest products                   12,298       11.5        12,001       11.8        10,515      10.6
              Real estate                          645        0.6           262        0.3           196       0.2
                                              ________      _____      ________      _____       _______     _____

      Total operating revenues                $107,355      100.0%     $102,026      100.0%      $98,898     100.0%
                                               =======      =====       =======      =====        ======     =====
      Operating income (loss)(1)
              Public water supply              $26,475                  $22,475                  $22,241
              Environmental laboratories
              and utility management
              services(2)                       (1,107)                    (431)                 (20,221)
              Forest products                    1,496                    1,437                    1,396
              Real estate                           40                      170                      174
                                               _______                  _______                  _______

      Total operating income                   $26,904                 $ 23,651                  $ 3,590
      Unallocated interest, AFUDC and
      other expenses, net                       (9,249)                  (9,410)                  (9,352)
                                               _______                  _______                  _______

      Income (loss) before income taxes
      and cumulative effect of a change
      in accounting method                     $17,655                  $14,241                  $(5,762)

                                                ======                   ======                    =====

      (1) Operating income (loss) is defined as operating revenues less total costs and expenses, other than interest expenses, income taxes, allowance for funds used during construction (AFUDC), subsidiary preferred dividends and unallocated corporate
              (expense) income.

      (2) Includes special charges of $15,000,000 in 1991 and goodwill amortization of $474,000, $474,000 and $878,000 in 1993, 1992
              and 1991, respectively.  See Note 5 of Not Statements.


- ----------------------------------------------------------------------------
1993 Operating Revenues Per Business Segment
(Dollars in thousands)
                                   Amount
                                   ------
Public water supply               $71,280
Environmental labs and
  utility mgmt. services           23,132
Forest products                    12,298
Real estate                           645

- ----------------------------------------------------------------------------
1992 Operating Revenues Per Business Segment
(Dollars in thousands)
                                    Amount
                                    ------
Public water supply                $63,702
Environmental labs and
  utility mgmt. services            26,061
Forest products                     12,001
Real estate                            262

- ----------------------------------------------------------------------------
1991 Operating Revenues Per Business Segment
(Dollars in thousands)
                                   Amount
                                   ------
Public water supply               $63,829
Environmental labs and
  utility mgmt. services           24,358
Forest products                    10,515
Real estate                           196

- ----------------------------------------------------------------------------

   1993 compared with 1992
   -----------------------
   Operating Revenues. Consolidated operating revenues of $107,355,000 in 1993 were $5,329,000 higher than 1992. Revenues from the Utilities increased $7,579,000, principally due to a 21 percent water service rate increase for BHC which became effective August 1, 1993, increased consumption that resulted from the hot, dry summer weather and, to a lesser extent, increased CWIP rate surcharge revenues recognized during the first seven months of the year. Revenues from the Laboratories decreased $2,945,000 in 1993, reflecting the revenue impact of the sale of a laboratory in the first and the Air Services Division in the fourth quarter of 1993 as part of a previously announced restructuring plan, as well as increased price competition throughout the environmental testing industry. Revenues from property sales increased $382,000 due to the sale of surplus, off-watershed land during 1993. Forest Products experienced increased revenues during 1993 of $297,000 principally due to improved lumber volume and cogeneration output.

   Operating Income. Operating income for 1993 increased $3,253,000 over 1992 levels. The increase consisted primarily of $4,000,000 from the Utilities due to higher operating revenues offset by increased operating, depreciation and property tax expenses associated with the Easton Lake Reservoir Water Treatment Plant, increased costs associated with the recognition of SFAS 106, as well as higher gross earnings taxes. Operating income for 1993 was unfavorably affected by a decrease of $676,000 at the Laboratories due to the impact of increased price competition. The remainder was attributable to the increase of revenues in the Forest Products and real estate segments.

   Operating Expenses. Operating expenses decreased $1,401,000 in 1993. The Laboratories had lower operating costs of $2,215,000 compared with 1992 primarily due to the sale of a laboratory in the first quarter of 1993 and general cost-containment measures. Offsetting this decrease were increased costs of $558,000 from the Utilities including fuel costs associated with increased pumpage during the summer months, and an increase in water main repair costs, as well as higher chemical expenses resulting from the operation of BHC's Easton Lake Reservoir Water Treatment Plant, which was placed in service in June 1993. Additional costs associated with Forest Products and real estate sales account for the remainder of the variance.

   General & Administrative Expenses. General and administrative expenses totaled $18,205,000 in 1993, a $1,633,000 increase over 1992. Increased expenses associated with BHC's recognition of FASB Statement No.106 effective August 1, 1993, increased property and liability insurance, pension and payroll-related costs, partially offset by lower expenses associated with leases for the Utilities, account for $801,000 of the increase. An additional increase of $411,000 from real estate operations resulted from increased expenses associated with the reserve for an uncollectible note from a prior year sale. The Laboratories had increased expenses of $241,000 primarily attributable to higher outside consulting costs. Increased costs associated with unallocable legal expenses account for the remainder of the variance.

   Depreciation Expense. Depreciation expense in 1993 was $1,103,000 higher than 1992. This increase is attributable to routine utility plant additions, a higher composite annual depreciation rate for BHC effective August 1, 1993, and BHC's Easton Lake Reservoir Water Treatment Plant, which was placed in service in June 1993.

   Interest Expense. Interest expense for 1993 decreased $85,000 primarily due to lower borrowing rates on relatively constant average outstanding total debt throughout the year.

   Taxes Other Than Income Taxes. Taxes other than income taxes were $610,000 higher than 1992. Increased payroll and gross earnings taxes of $415,000 as well as higher property taxes of $195,000 attributable to a higher property base in 1993, account for the variance.

   Income Taxes. Income taxes for 1993 were $1,033,000 higher than 1992 primarily due to higher taxable income. The Revenue Reconciliation Act of 1993 increased the top corporate tax rate from 34 percent to 35 percent, effective for tax years beginning on or after January 1, 1993. The higher tax rate had an immaterial effect on overall operating results.

   1992 Compared with 1991.
   ------------------------
   Operating Revenues. Consolidated operating revenues of $102,026,000 in 1992 were $3,128,000 higher than the comparable 1991. Revenues from the Utilities decreased by $127,000, primarily due to exceptionally cool, wet summer weather in 1992 and the continuing erosion of the commercial and industrial sectors, offset by an increase in the CWIP rate surcharge revenues over 1991 levels. Revenues from the Laboratories increased $1,488,000 due in large part to increased volume generated through the restructuring efforts in sales and marketing undertaken in late 1991 and early 1992. Forest Products experienced increased revenues during 1992 of $1,486,000 principally due to lumber sales in an expanding market base. Revenues from property sales and utility management service businesses account for the remainder of the increase.

   Operating Income. Operating income for 1992 increased by $5,061,000 over 1991 levels, excluding the 1991 special charges of $15,000,000.
   The increase consisted primarily of $2,724,000 from the Laboratories due to a higher volume of revenues and various cost-containment programs.
   An additional $490,000 was provided by reductions in goodwill amortization and corporate allocations. In addition, 1991 operating income included $1,300,000 in costs associated with the development of WaterFacts, a home water-testing kit. The remainder was attributable to a cost containment program company-wide.

   Operating Expenses. Operating expenses decreased $538,000 from 1991. The Utilities had lower operating expenses of $1,292,000 compared with 1991. Decreased costs associated with purchased water, purchased power and periodic meter changes principally account for the variance. Forest Products operating costs increased $1,352,000 due principally to higher levels of production. The Laboratories experienced decreased operating costs of $540,000 in 1992 due principally to the effect of various cost-containment programs. Additional costs of $436,000 associated with the utility management service businesses were due primarily to increased payroll costs. This increase was offset by 1991 operating expenses of $1,300,000 associated with the development of WaterFacts, net of a reduction of $806,000 which represented the recognition of a previously deferred pretax land sale gain as the result of a favorable court ruling.

   General & Administrative Expenses. General and administrative expenses for 1992 decreased by $1,876,000 from 1991. Expenses from the Public Water Supply segment decreased by $396,000 compared with 1991 primarily due to reductions in conservation kit expenditures and payroll. The Laboratories incurred lower general and administrative expenses of $1,005,000 compared with 1991 due principally to a decrease in payroll and related expenses. A decrease in goodwill amortization and corporate expenses provided an additional $490,000. Increased costs associated with Forest Products and other utility management service businesses account for the remainder of the variance.

   Depreciation Expense. Depreciation expense for 1992 was $639,000 higher than 1991. Routine plant additions by the Utilities and the Laboratories principally account for this variance.

   Interest Expense. Interest expense was $217,000 lower than 1991 primarily due to lower short-term borrowing rates as well as lower outstanding total debt.

   Taxes Other Than Income Taxes. Taxes other than income taxes for 1992 increased $394,000 from 1991. Higher property taxes of $460,000, offset by a decrease in payroll taxes, accounted for the variance.

   Income Taxes. Income taxes for 1992 were $2,926,000 higher than 1991 due primarily to higher taxable income in 1992. The 1992 operating results benefitted from the cumulative effect of a change in accounting related to the adoption of SFAS 109, which contributed an additional $791,000, or 14 cents per share, to 1992 net income.

   Seasonality. The Company's operating results are subject to weather variations and seasonal fluctuations due to an increased demand for both water and environmental testing procedures in the warmer months (See supplemental Financial Information to Consolidated Financial Statements for selected quarterly data for 1993 and 1992.)


                                             Aquarion Company and Subsidiaries
                                             Consolidated Statements of Income

   In thousands, except share data
   Year ended December 31                     1993          1992         1991
   Operating revenues                       $ 107,355     $ 102,026    $  98,898
                                              -------       -------     --------
   Costs and expenses:

      Operating                                40,276        41,677       42,215
      General and administrative               18,205        16,572       18,448
      Depreciation                             10,623         9,520        8,881
      Interest expense                          9,242         9,327        9,544
      Taxes other than income                  11,977        11,367       10,973
      Special charges                               -             -       15,000
                                              -------        ------      -------
   Total costs and expenses                    90,323        88,463      105,061
                                               ======        ======      =======

                                               17,032        13,563       (6,163)

   Allowance for funds used during
      construction                                623           678          401
                                              -------        ------       ------
   Income (loss) before income taxes and
      cumulative effect of a change in
      accounting method                        17,655        14,241       (5,762)

   Income taxes                                 6,665         5,632        2,706
                                              -------        ------       ------
   Income (loss) before cumulative effect
      of a change in accounting method         10,990         8,609       (8,468)
   Cumulative effect of a change in
      accounting method                             -           791            -
                                              -------        ------       ------
      Net income (loss)                     $  10,990     $   9,400    $  (8,468)
                                               ======         =====        =====

      Per share before cumulative effect
        of a change in accounting method       $ 1.76        $ 1.51      $ (1.75)

      Cumulative effect of a change in
        accounting method                           -           .14           -
                                              -------        ------      -------
      Per share                             $    1.76     $    1.65    $   (1.75)
                                              =======          ====         ====

   Weighted average common shares
      outstanding                           6,237,875     5,690,853    4,834,317

                                            =========     =========    =========



   The accompanying notes are an integral part of these consolidated financial statements.



                              Aquarion Company and Subsidiaries
                                 Consolidated Balance Sheets
   Assets                                         1993            1992
   In thousands
   December 31,
   Property, plant and equipment                 $367,564        $351,759

   Less: accumulated depreciation                 117,191         108,610
                                                 --------        --------
      Net property, plant and equipment           250,373         243,149
                                                 --------        --------
   Current assets:

   Cash and cash equivalents                           90             319
                                                 --------        --------
   Accounts receivable:

      Customers                                    14,422          16,045
      Miscellaneous                                 2,439           3,840
                                                 --------        --------
                                                   16,861          19,885

   Less: allowance for doubtful accounts            2,935           2,440
                                                 --------        --------
                                                   13,926          17,445

   Accrued revenues                                 8,995           7,781
   Inventories                                      2,885           3,113
   Prepaid expenses                                 6,698           5,634
                                                 --------        --------
      Total current assets                         32,594          34,292
                                                 --------        --------

   Goodwill                                        10,709          11,182

   Recoverable income taxes                        46,377          41,137

   Other assets                                    22,819          18,571
                                                 --------        --------
                                                 $362,872        $348,331
                                                  =======         =======


   The accompanying notes are an integral part of these consolidated financial statements.



                                             Aquarion Company and Subsidiaries
                                                Consolidated Balance Sheets


   Liabilities and Shareholders' Equity                        1993       1992
   In thousands, except share data
   December 31,
   ------------------------------------                       ------     ------

   Shareholders' equity:
   Preferred stock, no par value, authorized
      2,500,000 shares not to exceed aggregate value
      of $25,000,000, issuable in shares--none issued        $      -   $      -
   Common stock, stated value: $1
      Authorized--16,000,000 shares

      Issued 6,564,533 shares in 1993 and 6,032,109
        shares in 1992                                          6,565      6,032
   Capital in excess of stated value                           91,441     79,129
   Retained earnings                                           15,015     14,327
                                                              -------    -------
                                                              113,021     99,488
   Less: treasury stock, at cost                                2,540      2,323
                                                              -------    -------
      Total shareholders' equity                              110,481     97,165
                                                              -------    -------
   Redeemable preferred stock of subsidiaries                     375        420
                                                              -------    -------
   Long-term debt and other obligations                       115,591    105,463
                                                              -------    -------
   Current liabilities:
      Short-term borrowings, unsecured                          5,500     17,600
      Current maturities of long-term debt                         62      4,869
      Accounts payable and accrued liabilities                 10,790     10,215
      Dividends payable                                         2,621      2,410
      Accrued interest                                          2,240      2,586
      Taxes other than income taxes                             1,354      1,104
      Income taxes                                                976      1,121
                                                              -------    -------
        Total current liabilities                              23,543     39,905
                                                              -------    -------

   Advances for construction                                   22,593     23,062

   Contributions in aid of construction                        20,883     19,433

   Recoverable income taxes                                     6,123      6,067

   Deferred income taxes                                       63,283     56,816

   Commitments                                                      -          -
                                                             --------   --------
                                                             $362,872   $348,331
                                                              =======    =======

   The accompanying notes are an integral part of these consolidated financial statements.

                                             Aquarion Company and Subsidiaries
                                           Consolidated Statements of Cash Flows

           In thousands, except share data
           Year ended December 31                                   1993      1992       1991
           -------------------------------                          ----      ----       ----

           Cash flows from operating activities:

            Net income (loss)                                      $10,990   $ 9,400    $(8,468)
            Adjustments reconciling net income (loss)
              to net cash provided by operating activities:

            Depreciation and amortization                           11,588    10,799     10,305
              Provision for losses on accounts receivable            1,707     1,169      1,182
              Deferred and prepaid net taxes                         1,528     1,693        497
              Cumulative effect of change in accounting method           -      (791)         -
              Proceeds from sale of surplus land, net of gains         333       120       (416)
              Special charges                                            -         -     15,000
            Allowance for funds used during construction              (623)     (678)      (401)
            Change in assets and liabilities (Note 16)                (340)   (1,621)    (6,058)
                                                                   -------   -------    -------
                 Net cash provided by operating activities          25,183    20,091     11,641
                                                                   -------   -------    -------
            Cash flows from investing activities:

              Capital additions, excluding an allowance for funds
                 used during construction                          (17,898)  (24,710)   (17,454)
              Advances and contributions in aid of construction,
                 net of refunds                                        981       747      1,111
              Other investing activities                              (605)    1,079     (5,785)
                                                                   -------   -------    -------
                 Net cash used in investing activities             (17,522)  (22,884)   (22,128)
                                                                   -------   -------    -------
            Cash flows from financing activities:
              Proceeds from the issuance of long-term debt          10,000    15,000          -
                Proceeds from the issuance of common stock, net     12,845    21,395      1,246
                Net (repayments of) proceeds from short-term
                 borrowings                                        (12,100)  (19,600)    12,370
                Common dividends paid                              (10,091)   (9,137)    (7,795)
                Principal and premium payments on long-term debt    (5,241)   (3,688)    (2,743)
                Debt issuance costs                                 (2,174)      (85)      (205)
                Purchase of treasury stock                          (1,084)        -          -
                Payments for redemption of preferred stock             (45)   (1,745)      (345)
                                                                   -------    ------    -------
                 Net cash (used in) provided by financing
                 activities                                         (7,890)    2,140      2,528
                                                                   -------    ------    -------
            Net (decrease) in cash and cash equivalents               (229)     (653)    (7,959)

            Cash and cash equivalents, beginning of year               319       972      8,931
                                                                   -------   -------    -------
            Cash and cash equivalents, end of year                 $    90   $   319    $   972
                                                                   =======   =======    =======

            The accompanying notes are an integral part of these consolidated financial statements.



                                                     Aquarion Company and Subsidiaries
                                              Consolidated Statements of Shareholders' Equity

                                                       Capital                                Total
                                                      in excess                               share-
      In thousands, except share      Number  Stated  of stated Retained  Number             holders'
      data                          of Shares  value    value   earnings of Shares   Amount   equity
      --------------------------    --------- ------  --------- -------- ---------   ------  --------

      Year ended December 31, 1991

      Balance, December 31, 1990    4,904,053 $4,904   $57,616  $30,816  101,352   $(2,833)  $90,503
      Net loss                              -      -         -   (8,468)       -         -    (8,468)
      Dividends on common stock             -      -         -   (7,843)       -         -    (7,843)
      Dividend reinvestment plan       57,115     57     1,189        -        -         -     1,246
      Treasury stock transactions           -      -         -            (3,167)       82        82
                                    --------- ------   -------  -------  -------   -------   -------
      Balance, December 31, 1991    4,961,168  4,961    58,805   14,505   98,185    (2,751)   75,520
                                    --------- ------   -------  -------  -------   -------   -------
      Year ended December 31, 1992

      Net income                            -      -         -    9,400        -         -     9,400
      Proceeds from the issuance of
        common stock, net           1,000,000  1,000    18,851        -        -         -    19,851
      Dividends on common stock             -      -         -   (9,578)       -         -    (9,578)
      Dividend reinvestment plan       70,941     71     1,473        -        -         -     1,544
      Treasury stock transactions           -      -         -        -  (16,751)      428       428
                                    --------- ------   -------  -------  -------   -------   -------
      Balance, December 31, 1992    6,032,109  6,032    79,129   14,327   81,434    (2,323)   97,165
                                    --------- ------   -------  -------  -------   -------   -------

      Year ended December 31, 1993

      Net income                            -      -         -   10,990        -         -    10,990
      Proceeds from the issuance of
        common stock, net             460,000    460    10,741        -        -         -    11,201
      Dividends on common stock             -      -         -  (10,302)       -         -   (10,302)
      Dividend reinvestment plan       72,424     73     1,571        -        -         -     1,644
      Treasury stock transactions           -      -         -        -   10,857      (217)     (217)
                                    --------- ------   -------  -------   ------   -------   -------
      Balance, December 31, 1993    6,564,533 $6,565   $91,441  $15,015   92,291   $(2,540) $110,481
                                    =========  =====    ======   ======   ======     =====   =======


      The accompanying notes are an integral part of these consolidated financial statements.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Note 1 - Summary of significant accounting policies
     ---------------------------------------------------

        Aquarion Company (Aquarion) is a holding company whose subsidiaries are engaged both in the regulated utility business of public water supply and in various nonutility businesses. Aquarion's utility subsidiary, Bridgeport Hydraulic Company (BHC) and BHC's subsidiary, Stamford Water Company (SWC), (collectively, the Utilities) collect, treat and distribute water to residential, commercial and industrial customers, to other utilities for resale, and for private and municipal fire protection. The Utilities provide water to customers in 22 communities in Fairfield, New Haven, and Litchfield Counties in Connecticut, including communities served by other utilities to which water is available on a wholesale basis for back-up supply and peak demand purposes through BHC's Southwest Regional Pipeline. BHC is the largest investor-owned water company in Connecticut and, with its SWC subsidiary, is among the ten largest investor-owned water companies in the nation. The Utilities are regulated by several Connecticut agencies, including the Connecticut Department of Public Utility Control (DPUC). Aquarion and its subsidiaries (collectively, the Company) are also engaged in nonutility activities. The Company conducts an environmental testing laboratory business through its Industrial and Environmental Analysts, Inc. family of six laboratories which analyze contaminants in hazardous waste, soil, air and water (IEA). Additionally, the Company is engaged in various utility management service businesses through Hydrocorp, Inc. (Hydrocorp) and Aquarion Management Services, Inc. (AMS), owns a small forest products and electricity cogeneration business through Timco, Inc. (Timco) and owns a small real estate subsidiary, Main Street South Corporation (MSSC).

        The Company's accounting policies conform to generally accepted accounting principles and, as applied in the case of rate-regulated public utilities, comply with the Uniform System of Accounts and ratemaking practices prescribed by the DPUC. A description of Aquarion's principal accounting policies follows.

   Principles of consolidation. The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiaries. Investments in entities in which the Company owns more than 20 percent but 50 percent or less are accounted for by the equity method and investments in entities in which the Company owns less than 20 percent are accounted for at cost. All non majority-owned investments are included within the caption "Other assets" in the Consolidated Balance Sheets.

        All material intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified in order to conform to the current year presentation.

   Property, plant and equipment. Property, plant and equipment is stated at cost. The costs of additions to and replacements of retired units of property are capitalized. Costs include charges for direct material, labor and services, and indirect charges related to construction, such as engineering, supervision, payroll taxes and pension benefits. The Utilities also capitalize an allowance for funds used during construction (AFUDC) equivalent to the cost of funds devoted to plant under construction, except for the portion of federal Safe Drinking Water Act (SDWA) projects for which it may receive a construction work in progress water service rate surcharge (CWIP rate surcharge).

        Modifications and improvements to units of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

        At the time depreciable utility property is retired or disposed of, the book cost together with the related costs of removal, less salvage, is charged to the reserve for depreciation in accordance with the Uniform System of Accounts prescribed by the DPUC. Upon disposal or retirement of depreciable nonutility property, the appropriate plant accounts and accumulated depreciation are reduced by the related costs. Any resulting gain or loss is recognized in the Consolidated Statement of Income.

        For financial reporting purposes, depreciation is provided for principally by use of the straight-line method over the estimated service lives of the respective assets. For income tax depreciation purposes, the Company, from January 1, 1981 to December 31, 1986, used the Accelerated Cost Recovery System for all property, plant and equipment. As a result of the Tax Reform Act of 1986, all plant additions subsequent to December 31, 1986 have used the Modified Accelerated Cost Recovery System.

   Statement of cash flows. For purposes of reporting cash flows, the Company considers all highly liquid investments that have a maturity of three months or less when purchased to be cash equivalents.

   Earnings per share. Earnings per common share are based on the annual weighted average number of shares outstanding and common share equivalents. Common share equivalents consist of employee stock options, which do not have a significant impact on the calculation.

   Allowance for funds used during construction. AFUDC is recognized by the Utilities by applying the last allowed rate of return on rate base approved by the DPUC (9.62 percent for BHC and 10.69 percent for SWC at December 31, 1993) to construction projects exceeding $10,000 and requiring more than one month to complete. AFUDC represents the net cost of borrowed funds used for construction purposes for the period of construction and a reasonable rate of return on other funds when so used. AFUDC represents a noncash credit to income.

        Utility plant under construction is not recognized as part of the Utilities' rate base for ratemaking purposes until such facilities are placed in service. Accordingly, the Utilities capitalize AFUDC as a portion of the construction cost of utility plant until it is completed. Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.

   Construction work in progress surcharge. DPUC regulations allow water utilities to implement a CWIP rate surcharge to customer water bills in order to recover 90 percent of the carrying costs of capital used in SDWA-mandated projects, until such time as these projects are completed. The CWIP rate surcharge is in lieu of AFUDC and is included in water service revenues. BHC implemented a CWIP rate surcharge in 1990 in connection with the construction of its Easton Lake Reservoir filtration facilities in Easton, Connecticut. The CWIP rate surcharge was replaced in August 1993 by permanent rates (Note
   2).

        BHC intends to file an application with the DPUC in the first quarter of 1994 to ascertain CWIP eligibility in connection with the construction of its SDWA-mandated Hemlocks Reservoir filtration facility.

   Revenue recognition. The Utilities accrue revenue for the estimated amount of water sold but not billed at the end of each period. Certain environmental testing laboratory revenues are recognized on a percentage-of-completion basis. Forest products and electricity cogeneration revenues are recognized as the related forest products are shipped or the electricity is transmitted to customers. Revenues from sales of real estate are recognized when the transaction is completed and title has passed.

   Inventories. Inventories are valued at the lower of cost or market, with cost being determined on the basis of the "first-in, first-out" (FIFO) method. Materials and supplies are valued at average cost.

   Other assets. Deferred charges consist primarily of financing charges, rate case and other expenses. Other assets also include preliminary survey and investigation costs and certain items amortized, subject to DPUC approval, over their anticipated period of recovery.

        Deferred rate case expenses are amortized over periods allowed by the DPUC, generally one to three years. Deferred financing charges are amortized over the lines of the related debt issues.

   Goodwill. The excess of the cost of investments in subsidiaries over the fair value of the net assets acquired at December 31, 1993 and 1992 was $10,709,000 and $11,182,000 respectively, net of accumulated amortization of $2,913,000 and $2,439,000. In December 1991, the Company reduced goodwill by $12,000,000 to more appropriately reflect the then current value of its continuing investment in the environmental testing laboratories (Note 5). Amortization is computed on a straight-line basis over periods ranging from 10 to 30 years.

   Amortization expense totaled $474,000, $474,000 and $878,000 for the years ended 1993, 1992 and 1991, respectively.

   Fair value of financial instruments. The carrying amount of cash and cash equivalents, trade accounts receivable, and short-term borrowings approximate their fair values due to their short-term nature. The fair value of long-term debt based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities at December 31 was as follows:


                 (In thousands)         1993      1992
                 --------------       ------    ------

                 Fair Value           $104,918  $105,490
                 Carrying Value        115,591   105,463


   Advances for construction/contributions in aid of construction. The Utilities receive cash advances from developers and customers to finance construction of new water main extensions. These advances are partially refunded over a 10-year contract period as water revenues are earned from those new customers. Any remaining unrefunded balances are reclassified to "Contributions in aid of construction" in the Consolidated Balance Sheets and are no longer refundable.

   Employee benefits. The Company and certain of its subsidiaries have noncontributory pension programs covering qualified employees. Aquarion's policy is to fund pension costs accrued. In addition, certain subsidiaries have established defined contribution salary deferral plans under Section 401(k) of the Internal Revenue Code. The computation of pension costs and other required disclosures are presented in Note 12.

        In addition to providing pension benefits, the Company also provides certain health and life insurance benefits for retired employees. BHC, SWC and Aquarion employees may become eligible for these benefits if they reach retirement age while working for the Company. Several different health care plans are offered. Generally, the plans pay stated percentages of covered expenses after a deductible is met. Both active and retired employees are required to contribute toward the cost of these benefits.

        On January 1, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions" (SFAS 106). This statement requires that an employer's obligation for postretirement benefits expected to be provided to or for an employee be fully accrued by the date that the employee attains full eligibility for all benefits expected to be received by that employee and any beneficiaries and covered dependents, even if the employee is expected to render additional service beyond that date. Prior to adoption, the Company recorded the costs of providing such benefits when paid. The computation of postretirement benefit costs and other disclosures required by SFAS 106 are also presented in Note 12.

        In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), effective for fiscal years beginning after December 15, 1993. SFAS 112 will require the Company to accrue the cost of providing future benefits to former or inactive employees after employment but before retirement. These benefits would be recognized over the employees' years of service or at the date of the event giving rise to such benefits. The impact of this new standard is not expected to have a material effect on the Company's financial condition or results of operations.

   Income taxes. In accordance with FASB Statement No. 109, "Accounting for Income Taxes,"(SFAS 109), which was adopted in the first quarter of 1992, the Company provides deferred taxes for all temporary book-tax differences using the liability method. The liability method requires that deferred tax balances be adjusted to reflect enacted future tax rates that are anticipated to be in effect when the temporary differences reverse. In accordance with generally accepted accounting principles for regulated industries, the Company reflects as income tax expense the amount of tax currently payable, except for accelerated depreciation since 1981 and the tax effect of post-1986 contributions in aid of construction, for which deferred income taxes have been provided on an annual basis. This method, known as the flow-through method of accounting, is consistent with ratemaking policies of the DPUC. The Company has established assets and liabilities that reflect anticipated future ratemaking effects of deferred tax provisions arising from the implementation of SFAS No. 109 for its utility subsidiaries. Deferred investment tax credits are amortized ratably based upon the book life of property. (Note 6)

   Note 2 - Regulatory matters
   ---------------------------

   Rates. On February 5, 1993, BHC filed a rate application with the DPUC for a 35 percent water service rate increase designed to provide a $17,500,000 increase in annual water service revenues and a return on common equity of
   12.75 percent. The request included the replacement of a CWIP rate surcharge previously granted to BHC pursuant to DPUC regulations to recover 90 percent of the carrying costs of capital used in its SDWA-mandated Easton Lake Filtration Construction Project. Prior to the final decision, BHC lowered its original request by a total of $1,400,000, to $16,100,000, by restructuring long-term debt to reduce annual interest costs and by reducing property taxes and other miscellaneous expenses. Effective August 1, 1993, the DPUC awarded BHC a 21 percent water service rate increase designed to provide a $10,400,000 annual increase in revenues and an 11.6 percent return on common equity. Prior to the time the new rates became effective, the CWIP rate surcharge was 7.35 percent of revenues. Total revenues from the CWIP rate surcharge were $1,937,000, $1,532,000 and $501,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

        On February 8, 1991, SWC filed with the DPUC an application for a $3,646,000, 36.5 percent water service rate increase. On July 31, 1991, a final decision was issued by the DPUC, which became effective August 28, 1991, allowing a $2,276,000, or 22.5 percent, increase in annual water service rate charges.

   Note 3 - Sale of surplus land
   -----------------------------

        Proceeds from the sale of land are recorded as revenue at the time of closing, and portions of pretax gains required to be deferred by the DPUC are amortized as a reduction in the Utilities' operating expenses over various time periods as stipulated by the DPUC.

        In 1993, the Company sold approximately nine acres of surplus land in three separate transactions totaling $645,000. Total gains, including recognition of deferred gains from prior land sales of $19,000, approximated $312,000, or 5 cents per share.

        During 1992, the Company sold approximately 60 acres of surplus land in three separate transactions for a total of $263,000. Total gains, including recognition of deferred gains from prior land sales of $24,000, approximated $143,000, or 2.5 cents per share.

        In 1991, the Company sold approximately 10 acres of surplus land in three separate transactions for $196,000. Total gains, including recognition of deferred gains on prior land sales of $52,000 in accordance with decisions previously set forth by the DPUC, amounted to $119,000, or 2 cents per share. During 1991, the Company also recognized a gain of $493,000, or 10 cents per share, as a result of a Connecticut superior court ruling regarding BHC's appeal of a DPUC decision regarding the sale in 1989 of 382 acres of surplus, off-watershed land in the Pequonnock River Valley of Trumbull, Connecticut.

        As a result of the 1989 Pequonnock River Valley sale, the Company is entitled to a charitable contribution tax deduction based on the difference between the sales price and the fair market value of the property. Due to annual limitations applicable to such deductions, a charitable contribution of approximately $661,000 ($2,100,000 in 1992) has been carried forward to reduce future taxable income. Any unused deductions expire in 1994.

   Note 4 - Acquisitions
   ---------------------

        In 1988, Aquarion acquired 25 percent of the outstanding voting equity in SRK Holding, Inc. (SRK), an environmental services firm headquartered in Monroe, Connecticut. In December 1990, Aquarion acquired the remaining 75 percent of SRK's voting equity. At that time, Aquarion commenced integrating SRK's laboratories in Connecticut, New Jersey and Illinois with its existing IEA laboratory network and announced its intention to sell the nonlaboratory businesses of SRK.

        Upon acquiring SRK, Aquarion paid $2,900,000 in cash at closing, and accrued an additional amount, currently estimated at $6,000,000, to be made upon final settlement of the sale of the nonlaboratory businesses (the final settlement). All proceeds upon sale or liquidation of the nonlaboratory businesses will be directed to the payment of assumed liabilities, transaction expenses and working capital advanced by Aquarion.

        In September 1991 and February 1992, the Company sold a majority of SRK's nonlaboratory businesses for approximately $8,000,000 in cash and certain contingent obligations of the buyer. In connection with this transaction, the SRK selling shareholders were advanced $1,000,000 toward the final settlement and the remaining cash was used to pay assumed liabilities and transaction expenses. There was no gain or loss as a result of these transactions.

        The final settlement of this transaction and the liquidation of the remaining SRK nonlaboratory assets are not expected to have a material effect on the Company's future results. Advances to the SRK selling shareholders, receivables from the buyer of SRK's nonlaboratory businesses and working capital advances, which aggregated $443,000 at December 31, 1993, are recorded in "Accounts receivable: Miscellaneous" in the accompanying Consolidated Balance Sheets.

        Results of operations of the acquired laboratory businesses since the respective acquisition dates are included in the Consolidated Statements of Income.

   Note 5 - Special charges
   ------------------------

        The Company recorded a pretax provision of $15,000,000 in the fourth quarter of 1991, which had the effect of reducing after-tax earnings by $2.89 per share. The provision related to a write-down of goodwill accumulated in the acquisition of environmental testing laboratories since 1988 and a provision for restructuring certain operations within the environmental testing laboratories business.

        The write-down of goodwill, which totaled $12,000,000 and represented an approximately 50 percent reduction in the carrying value of the goodwill associated with the laboratories, was recorded to more properly reflect the then current value of the Company's continuing investment in its environmental testing laboratories. The restructuring provision, which amounted to a pretax charge of $3,000,000, related primarily to certain reorganization charges and, to a lesser extent, additional bad debt reserves and the write-off of other assets.

   Note 6 - Income taxes
   ---------------------

        In 1992, the Company elected early adoption of the method of accounting for income taxes pursuant to SFAS 109, which requires a change from the deferred to the liability method of computing deferred income taxes.

        The Company's provision for income taxes for 1993 consists of $1,391,000 in state taxes and $5,274,000 in federal income taxes.

        Income tax expense for the three years ended December 31, consisted of the following:


   (In thousands)                          1993      1992      1991
   --------------                         ------    ------    ------

   Current
     Federal                              $3,441    $2,770    $2,057
     State                                 1,614     1,169       769

   Deferred (prepaid)
     Investment tax credit                  (152)     (152)     (152)

     Accelerated depreciation              1,616     1,804     1,724

     Contributions in aid of construction   (416)     (349)     (479)
     Alternative minimum tax                 387      (122)     (572)

   Special charges                          121       610    (1,020)
   Other                                     54       (98)      379
                                         ------    ------    ------
   Total income tax expense              $6,665    $5,632    $2,706
                                          =====     =====     =====

        A reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense for the years ended December 31, is as follows:



     (In thousands)                              1993   1992    1991
     --------------                             -----  -----  ------

     Tax at statutory rate                      $6,181 $4,842 $(1,959)

     Increases (reductions) in taxes resulting from:

        State taxes, net of federal income
         taxes                                     904    695     452
        Contribution deduction-sale of surplus
         land                                     (131)  (426)   (146)
        Excess depreciation and basis
         amortization                              630    541     496
        Housing and rehabilitation tax benefits      -      -    (137)
        Bond premium costs                        (423)    17      17
        Investment tax credit                     (152)  (152)   (152)
        Developmental computer costs              (235)  (175)   (120)
        Amortization and write-down of goodwill    163    136   4,376
        Other items, net                          (272)   154    (121)
                                                ------ ------  ------
     Actual income tax expense                  $6,665 $5,632  $2,706
                                                 =====  =====   =====


   Deferred tax liabilities (assets) at December 31, were comprised of the following:

                                                   1993       1992

     Utility temporary differences              $45,981    $41,137
     Depreciation                                14,712     12,691
     Investment tax credits                       1,023      1,189
     Other                                        1,567      1,799
                                                 ------     ------
     Gross referenced tax liabilities            63,283     56,816
                                                 ------     ------
     Contributions in aid of construction        (5,654)    (5,309)
     Alternative minimum tax                     (1,279)    (1,403)
     Other                                       (2,215)    (2,554)
                                                 ------     ------
     Gross deferred tax assets                   (9,148)    (9,266)
                                                -------     ------
                                                $54,135    $47,550
                                                 ======     ======


     Note 7 - Long-term debt
     -----------------------
          Long-term debt at December 31, consisted of the following:

      (In thousands)                               1993            1992
      --------------                              ------          ------

       First mortgage bonds
       Series Q, 4 5/8%, due August 1, 1995       $  4,000        $  4,000
       Series R, 6 7/8%, due November 1, 1998        5,000           5,000
       Series S, 10 1/2% due March 1, 2000               -           1,074
       Series T, 7 2/5%, due September 1, 2008           -          12,000
       Series B, 4 1/2%, due June 1, 1993                -           2,000
       Series C, 7 1/4%, due December 1, 1993            -           1,160
       Notes payable - unsecured
       7.8% senior notes due June 1, 1997           15,000          15,000
       8 1/2% senior note due January 1, 1994       10,000          10,000
       9% note due November 1, 1993                      -             500
       9.55% senior notes due February 1, 2021      20,000          20,000
       7 1/4% note due June 1, 2020(a)               7,000           7,000
       7 3/4% note due August 1, 2019                7,700           7,700
       10 3/4% note due October 15, 2014            10,000          10,000
       5.5% note due June 1, 2028(b)                12,000               -
       5.6% note due June 1, 2028(b)                10,000               -
       5.8% note due March 1, 2029(b)                7,700               -
       7 3/5% note due December 1, 2018                  -        $  5,980
       7 1/2% note due October 1, 2009                   -           3,000
       5.3% note due September 1, 2028               8,980               -
       3 1/2% note due November 1, 2004(c)           5,700           5,700
       7.4%-14.1% capital lease obligations            185             218
                                                  --------        --------
                                                   123,265         110,332
       Less: Amounts due within one year                62           4,869
       Balance of 5.8% note proceeds
         held by trustee                             7,612               -
                                                  --------        --------
                                                  $115,591        $105,463
                                                   =======         =======

   (a) BHC has the option to redeem these bonds at redemption prices ranging from 102 percent on June 1, 2000 to 100 percent on June 1, 2002 and thereafter.

                                   34

   (b) These BHC financings are insured as to the payment of principal and interest by the Municipal Bond Investors Assurance Corporation.

   (c) This Timco financing bears interest at a rate adjusted each November 1 until such time as Timco elects to convert to a fixed rate. On
November 1, 1993, the interest rate was adjusted from 3 3/4 percent to 3 1/2 percent. Bondholders may elect to have their bonds redeemed at a price equal to 100 percent of the principal amount on each November 1 until conversion of the interest rate on the bonds to a fixed rate.


        In June 1993, BHC issued a $10,000,000 unsecured note in consideration for a loan of the proceeds from the issuance by the Connecticut Development Authority (CDA) of an equal amount of tax-exempt Water Facilities Revenue Bonds. The tax-exempt CDA bonds bearing interest at 5.6 percent, have a 35-year maturity and are subject to alternative minimum tax. BHC has the option to have these bonds redeemed at a price ranging from 102 percent on June 1, 2003 to 100 percent on June 1, 2005 and thereafter. The proceeds of this bond issuance are to be used to offset costs incurred in the construction of the Easton Lake Reservoir Water Treatment Plant. Under the terms of the CDA bonds, proceeds are to be requisitioned from a construction fund held by a trustee for planned capital improvements. On June 17, 1993, the Company requisitioned the entire amount held by the trustee and used the proceeds to reduce short-term borrowings incurred to finance the cost of construction.

        BHC's $12,000,000, 7.4 percent Series T bonds due September 1, 2008, were redeemed on September 1, 1993 at 101.5 percent. In June 1993, BHC issued a $12,000,000 unsecured note at 5.5 percent due in 2028 in consideration for a loan of the proceeds by the CDA of an equal amount of Water Facilities Refunding Revenue Bonds for the purpose of refunding the aforementioned issue. BHC has the option to redeem the unsecured note at a redemption price ranging from 102 percent on June 1, 2003 to 100 percent on June 1, 2005 and thereafter.

        BHC's $7,700,000, 7 3/4 percent financing contained optional and mandatory redemption provisions. The bonds have been called for redemption on February 1, 1994 at an early redemption price of 102 percent. On December 1, 1993, BHC issued a $7,700,000 unsecured note at 5.8 percent due in 2029 for the purpose of refunding the aforementioned issue. BHC has the option to redeem these bonds at a redemption price ranging from 102 percent on December 1, 2003 to 100 percent on December 1, 2005 and thereafter.

        In June 1993, BHC entered into a separate Forward Purchase Agreement to issue a $10,000,000, 6.05 percent unsecured note, which provides for the issuance of tax exempt Water Facilities Refunding Revenue Bonds of the same amount maturing in 2029. The proceeds from the $10,000,000 transaction will be received in August, 1994 and will be used to refund the 10 3/4 percent $10,000,000 unsecured note which BHC plans to call for early redemption in October 1994 at a redemption price of 103 percent.

        In September 1993, SWC issued a $8,980,000 unsecured note at 5.3 percent due in 2028 in consideration for a loan of the proceeds by the CDA of an equal amount of Water Facilities Refunding Revenue Bonds. SWC has the option to redeem the unsecured note at a redemption price ranging from 102 percent on September 1, 2003 to 100 percent on September 1, 2005 and thereafter. On October 1, 1993, SWC redeemed its $3,000,000, 7 1/2 percent unsecured note at an early redemption price of 101 percent with a portion of the proceeds from the aforementioned issue. The remaining proceeds were used to redeem SWC's $5,980,000, 7.6 percent unsecured note which was redeemed on December 1, 1993, at an early redemption price of 102 percent.

        Substantially all of BHC's utility plant is subject to the lien of its first mortgage indentures. The mortgage bond and note-payable agreements contain certain covenants typical of such agreements, the most restrictive of which are under the 9.55 percent unsecured Senior Notes (BHC Notes) and the 8 1/2 percent and 7.8 percent unsecured Senior Notes (Aquarion Notes) and require the maintenance of total funded debt to total capital, as defined, of no more than 66 2/3 percent. Additionally, payment of dividends on Aquarion's common stock is restricted under the Aquarion notes. At December 31, 1993, approximately $31,000,000 was available to pay dividends as defined under the Aquarion notes.

        On January 4, 1994, Aquarion issued a $10,000,000, 5.95 percent unsecured Senior Note maturing January 4, 1999. The proceeds from this transaction were used to refund its $10,000,000, 8 1/2 percent unsecured Senior Note due January 1, 1994. Due to this refunding, the 8 1/2 percent Senior Note is reflected as long-term debt on the 1993 balance sheet.

        On May 19, 1992, Aquarion issued the $15,000,000, 7.8 percent unsecured Senior Note due June 1, 1997. The proceeds from this financing were used to reduce short-term borrowings.

        The aggregate maturities and sinking fund requirements on long-term debt, exclusive of capital lease obligations (Note 10), for each of the five years succeeding December 31, 1993 are as follows: 1994-$0; 1995-$4,000,000; 1996-$0; 1997-$15,000,000; 1998-$5,000,000.

   Note 8 - Short-term borrowings
   ------------------------------

        In May 1993, the Company entered into unsecured revolving credit agreements with five banks totaling $50,000,000. The agreements provide that the Company may select among a variety of interest rates, including a negotiated rate. Under the terms of the agreements, the Company must pay a commitment fee of .225 of 1 percent on the average daily unused portion of the commitment and a utilization fee of .075 of 1 percent on the average daily portion of the commitment for each day the commitment equals or exceeds 50 percent or $5,000,000 at each bank. The revolving credit agreements contain covenants similar to those under previously issued unsecured Senior Notes of Aquarion. The lines of credit provide for automatic renewal on an annual basis, but may be terminated at the option of the banks or the Company upon 90 days notice by either party prior to the annual anniversary.


        Short-term borrowings for the years ended December 31 were as follows:

      (In thousands)                                    1993      1992       1991
      --------------                                   ------    ------     ------

      Borrowings outstanding at December 31            $5,500   $17,600    $37,200
      Weighted average interest rate at December 31     3.49%     4.04%      5.92%
      Maximum outstanding during the year             $22,300   $42,200    $37,200
      Average outstanding during the year             $11,983   $19,358    $28,346
      Weighted average interest rate during the year*   4.06%     5.34%      7.60%


    * Determined by dividing annual interest expense by average amount outstanding during the year


   Note 9 - Redeemable preferred stock and rights
   ----------------------------------------------

        Preferred stock of BHC is issuable in series, and 110,000 shares in the aggregate have been authorized. In December 1992, BHC redeemed the remaining outstanding shares of its Series A preferred stock. The Series carried a par value of $100 per share and was redeemed at a total cost of approximately $1,700,000.

        SWC is authorized to issue 60,000 shares of preferred stock. SWC had outstanding 7,500 and 8,400 shares at December 31, 1993 and 1992, respectively, of $50 par value preferred stock. Dividends are cumulative and are limited to the fixed annual rate of 7 1/8 percent. SWC is required to make annual sinking fund payments of $45,000 and has the option of doubling sinking fund payments in any one year, at par value, in addition to the right to redeem the entire issue at $50.50 per share.

        SWC is also authorized to issue 400,000 shares of no par value preference stock, of which none is outstanding.

        The Company has reserved 80,000 shares of Preferred Stock for issuance under its Preferred Stock Purchase Rights Plan. Each share of Common Stock is entitled to one right to buy, under certain circumstances, 1/150th of a share of Series A Junior Participating Preferred Stock, no par value ("Series A Preferred Stock"), at $83.33 per 1/150th of a share.

        Each share of Series A Preferred Stock, if issued, would have dividend, voting and liquidation rights which are at least 150 times the equivalent rights of one share of the Common Stock. The rights would become exercisable only if a person or group acquires 20 percent or more of the outstanding
   Common Stock, or if a person or group announces or commences a tender or exchange offer for 30 percent or more of the Common Stock. If the Company were to be acquired in a merger or other business combination transaction, each right would entitle its holder to receive, upon payment of the exercise price, that number of shares of the acquiring company having a market value equal to twice the exercise price. If, under certain circumstances, a 20 percent or greater shareholder acquires the Company through a transaction in which the Company and its Common Stock survive or such shareholder engages in certain self-dealing transactions with the Company, each right holder (other than a 20 percent or greater shareholder) would be entitled to receive, upon payment of the exercise price, the greater of (a) the number of shares of Series A Preferred Stock for which such right was exercisable immediately prior to such self-dealing transactions or (b) that number of shares of Series A Preferred Stock having a market value equal to twice the exercise price.

        The Company may redeem the rights at $.033 per right at any time until the tenth day after a 20 percent position has been acquired or a 30 percent tender offer has been commenced. The redemption period is subject to extension by the Company's Board of Directors. Until such time as these rights become exercisable, they will have no dilutive effect on the Company's earnings.

   Note 10 - Commitments and contingencies
   ---------------------------------------

        Future minimum rental payments required under operating leases for leaseholds and equipment, having initial or remaining noncancellable lease terms in excess of one year, aggregated $6,286,000 at December 31, 1993. Certain facility leases contain renewal options. Annual payments for each of the five succeeding fiscal years are: 1994 - $1,399,000; 1995 - $1,161,000;
   1996 - $583,000; 1997 - $564,000; 1998 - $531,000; thereafter - $2,048,000.

        Future minimum lease payments under capital leases approximated $286,000 at December 31, 1993.

        Aquarion and BHC entered into an acquisition agreement to acquire the net assets of The New Canaan Company (NCC), which consist primarily of NCC's water utility subsidiaries, The New Canaan Water Company (NCWC) and Ridgefield Water Supply Company (RWSC), for Common Stock of Aquarion with a market value of $3,500,000 on or about the closing date. The acquisition and a related exchange have been approved by the DPUC but remain contingent upon certain other regulatory approvals satisfactory to the parties. The transaction is also conditioned upon the sale of NCWC's water reservoir and watershed lands to the Second Taxing District of the City of Norwalk (Connecticut), a transaction which will require the approval of the State of Connecticut Department of Public Health and Addiction Services (the DPHAS) and the issuance of a diversion permit by the State of Connecticut Department of Environmental Protection (the DEP). Proceedings to obtain the regulatory approvals are pending. The parties have agreed to extend the acquisition agreement and the related property exchange agreement until March 31, 1994. There is no certainty that the parties will agree to further extensions if the transaction has not closed by that time.

        At December 31, 1993, Aquarion had guaranteed a mortgage indenture of $1,500,000 and two standby letters of credit totaling $450,000 in connection with the disposition of the SRK non-laboratory businesses (Note 4).

   Note 11 - Industry segment information
   --------------------------------------

      The Company's operations are grouped into four industry segments as follows:

       Public water supply--collection, purification and distribution of water for domestic commercial and industrial use, and for fire protection service;

        Environmental laboratories and utility management services-- environmental testing laboratories and other nonregulated water-related services;

        Forest products--processing, marketing and distribution of lumber products, and the generation and sale of cogenerated electricity;

        Real estate--ownership and sale of real property.

          The following table sets forth information about the Company's operations by industry segment for the years ended December 31:



       (In thousands)                          1993          1992          1991
       --------------                         ------        ------        ------

       Operating revenues:
           Public water supply              $ 71,280      $ 63,702      $ 63,829
           Environmental laboratories and
             utility management services      23,132        26,061        24,358
           Forest products                    12,298        12,001        10,515
           Real estate                           645           262           196
                                             -------      --------      --------
       Total operating revenues             $107,355      $102,026      $ 98,898
                                             =======       =======       =======

       Operating income:
           Public water supply              $ 26,475      $ 22,475      $ 22,241
           Environmental laboratories and
             utility management services(1)   (1,107)         (431)      (20,221)
           Forest products                     1,496         1,437         1,396
           Real estate                            40           170           174
                                             -------       -------      --------
           Industry segment operating
             income                         $ 26,904      $ 23,651      $  3,590
           Unallocated (expense) income, net    (600)         (574)           22
           Interest expense                   (9,242)       (9,327)       (9,544)
           Allowance for funds used
             during construction                 623           678           401
           Subsidiary preferred dividends        (30)         (187)         (231)
                                             -------       -------       -------
           Income (loss) before income taxes
             and cumulative effect of a
             change in accounting method    $ 17,655      $ 14,241      $ (5,762)
                                              ======        ======         =====
       Identifiable assets:
           Public water supply              $321,431      $300,713      $246,603
           Environmental laboratories and
             utility management services      25,941        29,733        28,397
           Forest products                     7,718         8,526         8,525
           Real estate                         5,678         5,537         5,187
           Corporate                           2,104         3,822         5,090
                                            --------      --------      --------
       Total identifiable assets            $362,872      $348,331      $293,802
                                             =======       =======       =======
       Capital expenditures:
           Public water supply              $ 16,300      $ 21,727      $ 13,969
           Environmental laboratories and
             utility management services       1,072         2,303         2,953
           Forest products                       526           665           278
           Real estate                           169           154           711
                                            --------      --------      --------
       Total capital expenditures           $ 18,067      $ 24,849      $ 17,911
                                              ======        ======        ======
       Depreciation expense:
           Public water supply              $  8,054       $ 6,973      $  6,661
           Environmental laboratories and
             utility management services       1,895         1,910         1,588
           Forest products                       663           626           632
           Real estate                            11            11            11
                                            --------       -------      --------
       Total depreciation expense           $ 10,623       $ 9,520      $  8,892
                                              ======         =====         =====

      (1) Includes special charges of $15,000,000 in 1991 (Note 5) and goodwill amortization of $474,000, $474,000 and $878,000 in 1993, 1992 and
          1991, respectively.


        Operating revenues are comprised of sales to unaffiliated customers. The Company's operations all take place in North America and no single customer accounted for 10 percent or more of total operating revenues.

        Operating income (loss) is defined as operating revenues less total costs and expenses, other than interest expense, unallocated (expenses) income, income taxes, AFUDC and subsidiary preferred dividends. Identifiable assets by industry segment are assets used in the Company's operations in each industry segment. Corporate assets are principally cash, prepaid expenses, receivables and deferred charges not identifiable with a specific industry segment.

   Note 12 - Employee benefit plans
   --------------------------------

        The following table sets forth the funded status of Aquarion's Retirement Plan For Employees (the Plan) at December 31, the Plan's latest valuation date:


   (In thousands)                              1993            1992

     Actuarial present value of benefit
     obligations:
        Accumulated benefit obligation,
        including vested benefits of
        $16,673 in 1993 and $15,596 in
        1992                                 $ 17,605        $ 16,493
                                               ======          ======

     Projected benefit obligation            $(22,507)       $(22,237)
     Plan assets at fair value                 33,505          32,318
                                             --------        --------
     Plan assets in excess of projected
       benefit obligation                      10,998          10,081
     Prior service cost                           957           1,043
     Unrecognized net asset existing at
       January 1, 1986                         (3,503)         (3,961)
     Unrecognized net gain                     (4,070)         (3,694)
                                             --------         -------
     Prepaid pension cost                    $  4,382        $  3,469
                                                =====           =====


        Net pension credit for the years ended December 31, included the following components:

     (In thousands)                          1993     1992      1991
     --------------                         ------   ------    ------

     Service cost - benefits earned during
       the period                           $  763   $  860   $   693
     Interest cost on projected benefit
       obligation                            1,510    1,485     1,422
     Actual return on plan assets           (2,331)  (1,961)   (6,105)
     Net amortization and deferral            (807)  (1,106)    3,470
                                            ------   ------    ------
     Net pension credit                     $ (865)  $ (722)   $ (520)
                                               ===      ===       ===

        In 1993, 1992 and 1991, the weighted average discount rate was 7.25 percent and the expected long-term rate of return on assets was 8.5 percent. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5.9 percent in 1993 and 6.9 percent in 1992. The Plan invests in publicly traded stocks and bonds.

        Aquarion and the Utilities provide health care benefits for substantially all retired employees. Only those employees who remain until retirement age are eligible. On January 1, 1993, the Company adopted
   SFAS 106 (Note 1). The net periodic postretirement benefit cost for the year ended December 31, was as follows:


      (In thousands)                                     1993

  Service cost-benefits earned during the period       $  344
  Interest cost on benefit obligation                     820
  Net amortization and deferral                           524
                                                       ------
  Net periodic post-retirement benefit cost            $1,688
                                                        =====

        Expense recognized for the 12 months ended December 31, 1993 amounted to $650,000. The remaining cost has been recorded as a regulatory asset. BHC received approval for recovery of these costs from the DPUC in the rate decision effective August 1, 1993. SWC expects recovery of these costs in future rate proceedings.


        The combined funded status and the related accrual for postretirement benefits other than pensions as of December 31, 1993, the latest valuation date, was as follows:

      (In thousands)                                          1993
      --------------                                          ----

      Accumulated postretirement benefit obligation:
         Retirees                                           $ 5,532
         Active plan participants eligible for
           retirement                                         2,300
         Other active participants                            4,111
                                                            -------
           Net obligations                                   11,943
      Plan Assets at Fair Value                                   0
                                                            -------
      Accumulated postretirement obligation                 (11,943)
      Unrecognized net obligation existing at
        January 1, 1993                                       9,947
      Unrecognized net gain                                     814
                                                            -------
      Accrued postretirement benefit cost included
        in other current liabilities                        $(1,182)
                                                              =====

        The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at December 31, 1993.

        For measurement purposes, a 10.8 percent annual increase in the per capita cost of covered health care benefits was assumed for 1993. This rate was assumed to decrease gradually to six percent for 2001 and remain at that level thereafter.

        If the health care cost trend rate were increased one percent, the accumulated postretirement benefit obligation as of December 31, 1993 would increase by 15 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the 12 months ended December 31, 1993 would increase by 20 percent.

   Note 13 - Incentive Stock Plans; Dividend Reinvestment and Common Stock
   -----------------------------------------------------------------------
   Purchase Plan
   -------------

        In 1985, Shareholders adopted a long-term incentive plan (Stock Plan) that provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance units to key executives. As amended by shareholders in 1990, an aggregate of 525,000 shares of the Company's common stock may be awarded under the Stock Plan, which expires January 30, 1995. Stock options available under the Stock Plan are exercisable at a price equal to the market value, unless otherwise indicated, at the date of the grant and remain exercisable for ten years, conditional on continued employment, from the date of the grant. The following options have been awarded to key executives:


                                           Number       Option Price
                                         of Shares       per Share
                                         ---------      ------------

      Outstanding at December 31, 1990    177,500      $22.63-$28.28

      Granted in 1991 (a)                  98,800         $24.625
      Expired in 1991                      (4,850)

      Outstanding at December 31, 1991    271,450            -
      Granted in 1992 (a)                 106,750     $20.625-$24.625

      Expired in 1992                    (135,450)

      Exercised in 1992                   (16,400)
      Outstanding at December 31, 1992    226,350            -

      Granted in 1993 (a)                  66,550      $25.00-$26.625
      Expired in 1993                      (1,850)
      Exercised in 1993                   (29,900)
                                         --------
      Outstanding at December 31, 1993    261,150            -
                                          =======

          (a) These options became exercisable on February 19, 1992, March 17,
     1993 and January 22, 1994, respectively.

        As of December 31, 1993, 158,993 shares were exercisable under the Stock Plan. In addition, 12,257 shares of restricted stock were outstanding as of December 31, 1993.

        The Company maintains a Dividend Reinvestment and Common Stock Purchase Plan ("Reinvestment Plan") providing holders of its common stock with a method of purchasing additional shares without payment of any brokerage or service charges. Company common stock totaling 900,000 shares was reserved for purchase under the Reinvestment Plan of which 780,235 shares were issued at December 31, 1993.

   Note 14 - Property, plant and equipment
   ---------------------------------------

        Net property, plant and equipment at December 31, consisted of the following components:

      (In thousands)                           1993            1992

      Organization                           $    185        $    185
      Source of supply                         26,762          25,261
      Pumping                                  13,395          11,696
      Water treatment                          52,951          30,905
      Transmission and distribution           206,865         199,539
      General                                  30,086          28,795
      Construction work in progress             5,266          23,193
      Utility plant held for future use           471             471
      Nonutility                               31,583          31,714
                                             --------        --------
                                              367,564         351,759
      Less: accumulated depreciation          117,191         108,610
                                             --------        --------
                                             $250,373        $243,149
                                              =======         =======


   Note 15 - Inventories
   ---------------------
        Inventories at December 31, were comprised of the following:

      (In thousands)                           1993          1992
      --------------                          ------        ------

      Lumber and logs                         $1,314        $1,477
      Materials and supplies                   1,571         1,636
                                              ------        ------
                                              $2,885        $3,113
                                               =====         =====


   Note 16 - Statement of cash flows
   ---------------------------------

        Changes in assets and liabilities for the years ended December 31, net of effects of acquisitions, are set forth below:

     (In thousands)                       1993       1992        1991
     --------------                      ------     ------      ------

     Decrease (increase) in accounts
       receivable                      $  339      $ 129     $(3,454)
     Decrease (increase) in inventory     228       (120)       (264)
     Increase in prepayments           (1,064)      (600)     (1,210)
     Increase (decrease) in accounts
       payable and accrued liabilities    575       (551)     (1,458)
     (Increase) decrease in interest
       and taxes payable                 (241)       340         825
     Net changes in other noncurrent
       balance sheet items               (177)      (819)       (497)
                                       ------    -------     -------
                                       $ (340)   $(1,621)    $(6,058)
                                          ===      =====       =====
     Supplemental cash flow information:

     Cash paid for:
     Interest                          $9,810     $9,602      $8,938
     Income taxes                      $5,066     $4,214      $3,986

   REPORT OF INDEPENDENT ACCOUNTANTS

        To the Board of Directors and Shareholders of Aquarion Company

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aquarion Company and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        As discussed in Notes 1, 6 and 12, the Company changed its method of accounting for postretirement benefits other than pensions in 1993 and income taxes in 1992.

     /s/ Price Waterhouse

     Price Waterhouse
     Stamford, Connecticut
     January 31, 1994

   MANAGEMENT'S STATEMENT ON RESPONSIBILITY
   Management's Statement on Responsibility for Financial Information

             The management of the Company is responsible for the fairness, integrity and objectivity of the Company's consolidated financial statements, including all related information presented in the annual report. These statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's best estimates and judgments.

             Management maintains and relies on a system of internal controls, which provides reasonable assurance that assets are safeguarded and financial records are adequate and can be relied upon to produce accurate financial statements. The system includes the hiring and training of qualified personnel, written accounting and control policies and procedures, clearly drawn lines of accountability and delegations of authority. In addition, the Company has an internal audit function that evaluates existing controls and recommends changes and improvements deemed necessary.

             The Board of Directors' Audit Committee, which is comprised of five nonmanagement directors, meets periodically with the Company's senior officers, independent accountants and the internal auditor. The Audit Committee reviews internal audits, financial reporting and internal control matters, as well as the nature and extent of the audit effort.

             Management believes that the Company's policies and procedures, as well as its internal control system and activities of the internal auditor and independent accountants and the Audit Committee, provide you, the shareholder, with reasonable assurance as to the integrity of the Company's consolidated financial statements.

        /s/ Jack E. McGregor

        Jack E. McGregor
        President & Chief Executive Officer

        /s/ Janet M. Hansen

        Janet M. Hansen
        Senior Vice President,
        Chief Financial Officer
        & Treasurer

        January 31, 1994


     SUPPLEMENTAL FINANCIAL INFORMATION

                                       1993   1992   1991   1990   1989
     Book value per share             $17.07 $16.33 $15.53  $18.84 $18.95
     Payout ratio (per share)          92.0%  98.2%   N/A   108.1%  75.2%
     Price/earnings ratio(1)           16.19  15.2    N/A    14.4   11.7
     Capitalization:
      Long-term debt                   51.0%  51.9%   55.1%  51.8%  42.2%
      Preferred stock of subsidiaries    .2     .2     1.2    1.3    2.0
      Common equity                    48.8   47.9    43.7   46.9   55.8
                                      -----  -----   -----  -----  -----
     Total                            100.0% 100.0%  100.0% 100.0% 100.0%
                                      =====  =====   =====  =====  =====

      (1) Computed at December 31.


     Quarterly financial data
     ------------------------
     (Unaudited)

                                                        Income
                                                        before
                                          Operating     income        Net        Per
     (In thousands, except share data)     revenues      taxes       income     share(1)

      1993
     First quarter                        $ 24,687       $ 3,474     $ 2,162      $.36
     Second quarter                         26,189         4,328       2,694       .44
     Third quarter                          28,914         5,894       3,772       .58
     Fourth quarter                         27,565         3,960       2,362       .36
                                          --------       -------     -------
     Total                                $107,355       $17,656     $10,990
                                           =======        ======      ======
     1992
     First quarter                        $ 24,432       $ 2,743(2)   $2,492(2)    $.50(2)
     Second quarter                         25,940         3,739       2,318        .39
     Third quarter                          26,474         4,744       2,941        .50
     Fourth quarter                         25,180         3,015       1,649        .28
                                          --------       -------      ------
     Total                                $102,026       $14,241      $9,400
                                           =======        ======       =====

     (1) Based on a weighted average of common shares outstanding during each quarter.
     (2) Includes cumulative effect of change in accounting for the adoption of SFAS 109 of $791 or $.14 per share.


   Market and dividend information
   -------------------------------

        The following table sets forth the high and low closing sale prices of the Company common stock as traded on the New York Stock Exchange (NYSE) and as reported on the NYSE composite tape, along with dividends paid per share on a quarterly basis. At December 31, 1993, there were 6,667 shareholders of record.

      Period                   Closing sales prices   Dividends paid
                               --------------------
                                 High        Low
      ------                   -------     --------   --------------

      1993
      First quarter           $27 3/4     $24 3/4        $.405
      Second quarter           27 1/4      25 1/2         .405
      Third quarter            28          25 7/8         .405
      Fourth quarter           28 3/4      26             .405

      1992
      First quarter           $24 3/4     $20 1/4        $.405
      Second quarter           23 1/2      20 1/8         .405
      Third quarter            24 7/8      23 1/4         .405
      Fourth quarter           25 1/2      23 1/4         .405




      Public water supply segment operations highlights
      -------------------------------------------------
                                      1993      1992       1991     1990      1989
                                      ----      ----       ----     ----      ----

      Water supplied from utility
       operations (millions of
       gallons)
      ---------------------------
         Residential                 12,992    12,072    12,657   11,842    11,640
         Commercial                   4,995     5,269     5,812    5,919     5,933
         Industrial                   3,647     3,862     4,291    4,668     4,971
         Company use and
           unaccounted for            3,900     4,019     4,039    4,296     4,117
                                     ------    ------    ------   ------    ------
           Total                     25,534    25,222    26,799   26,725    26,661
                                     ======    ======    ======   ======    ======

       Number of customer accounts  123,915   123,325   122,541  121,571   120,128
       Population served            492,000   490,000   487,000  484,000   473,000
       Full-time employees              289       283       285      292       288


- -----------------------------------------------------------------------------
1993 Water Supplied From Utility Operations

Residential                         50.9%
Commercial                          19.5%
Industrial                          14.3%
Company use & unaccounted for       15.3%

- -----------------------------------------------------------------------------

                           GRAPHICS APPENDIX LIST
                           ----------------------

Page in 1993 Annual Report
to Shareholders where
graphic appears                Description of Graphic
- --------------------------     --------------------------------------------
Page 17                        Actual Utility Capital Expenditures
Page 17                        Projected Utility Capital Expenditures
Page 18                        Total Debt
Page 21                        1993 Operating Revenues per Business Segment
Page 21                        1992 Operating Revenues per Business Segment
Page 21                        1991 Operating Revenues per Business Segment
Page 22                        Operating Expenses
Page 22                        Interest Expense
Page 45                        1993 Water Supplied From Utility Operations