Form 10-K, Exhibit 13
period 1994-12-31
AQUARION CO
filed 1995-03-23
CIK 49423

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------

Management's Discussion and Analysis of Financial Condition and
Results of Operations

The terms "Aquarion Company," "Aquarion," and "the Company" are used in this section for convenience and reading ease. These terms do not in all cases describe exact intercompany relationships among Aquarion and its subsidiaries.

Capital resources and liquidity
- -------------------------------

Capital expenditures. The Company invested $19,800,000 in property, plant and equipment in 1994, compared with $17,900,000 in 1993 and $24,700,000 in 1992. Aquarion's utility subsidiary, Bridgeport Hydraulic Company (BHC), and BHC's subsidiary, Stamford Water Company (SWC), (collectively, the Utilities) ac-counted for approximately 89 percent of plant additions during the three-year period, with the balance being invested primarily in the Company's environmental testing laboratories (Laboratories or IEA) and forest products and electric cogeneration operations (Forest Products or Timco). Nonutility capital expenditures totaled approximately $2,100,000 in 1994. Management estimates that capital expenditures will total $41,000,000 in 1995, of which approximately $38,300,000 will be for water utility construction programs. Nonutility capital expenditures will approximate $2,700,000 in 1995.

- ----------------------------------------------------------------

Utility Capital Expenditures
(Dollars in thousands)

                       1992      1993       1994
                       -----     -----      -----

 Filtration           $12,200   $ 8,000    $ 4,600
 Non-Filtration         9,500     8,300     13,100
                      -------   -------    -------
 Total                $21,700   $16,300    $17,700

- ----------------------------------------------------------------

     Federal Safe Drinking Water Act (SDWA) regulations require water filtration or alternate water treatment measures for BHC's major unfiltered water supplies. In accordance with SDWA regulations, construction of filtration facilities for BHC's Easton Lake Reservoir began in 1990, and those facilities were completed and placed in service in 1993 at a total project cost of $26,800,000. Engineering for the construction of filtration facilities at BHC's Hemlocks Reservoir commenced during 1992, and construction began in October 1994. The total expected cost of construction through completion in 1997 will approximate $50,000,000, without adjustment for inflation. Management estimates that the future costs of construction on BHC's Litchfield Division unfiltered surface water supplies, expected to be completed by 1996, will approximate $6,000,000 without adjustment for inflation. Expenditures totaling $6,500,000 have been made for the Hemlocks, Lakeville and Norfolk Reservoirs' filtration programs through December 31, 1994. Management can not predict whether future federal, state or local regulations will require additional capital expenditures.

Financing activities. Due to the magnitude of the Company's construction programs and the capital-intensive nature of the public water supply business, financing has been provided by both internal and external sources. Historically, the Company's ability to finance its capital expenditures has depended substantially on rate relief.

     Connecticut Department of Public Utility Control (DPUC) regulations allow water utilities to implement a Construction-Work-in-Progress (CWIP) water rate surcharge to water bills in order to recover 90 percent of the carrying costs of capital used in mandated federal SDWA projects, until such time as these projects are completed and placed into rate base. On December 7, 1994, the DPUC approved a 0.82 percent CWIP rate surcharge in connection with the construction of the Hemlocks Reservoir filtration facilities in Fairfield, Connecticut. In January 1995, BHC filed an application to increase this surcharge to
1.26 percent. BHC will file these applications quarterly as construction continues through 1997, at which time the facility is expected to be operational and subject to general ratemaking regulations.

     Effective August 1, 1993, the DPUC awarded a 21 percent water service rate increase designed to provide a $10,400,000 annual increase in revenues and an 11.6 percent return on common equity. The new rates became effective at the same time the Easton Lake filtration construction project was placed into service thereby eliminating the CWIP rate surcharge for that project. During 1993, BHC derived revenues of $1,937,000 from the CWIP rate surcharge for the Easton Lake project, prior to the new rates becoming effective (Note 2).

     The percentage of capital expenditures financed by net cash from operating activities was 100 percent, 100 percent and 81 percent for the years ended December 31, 1994, 1993 and 1992, respectively. (See "Consolidated Financial Statements-Consolidated Statements of Cash Flows.") The remainder has been provided from external financing sources.

     Funds from external sources historically have been borrowed on a short-term basis and periodically refinanced through long-term debt or equity issues. In May 1994, Aquarion renewed unsecured revolving credit agreements with five banks. These agreements, which are renewed annually, provide $50,000,000 ($10,000,000 with each bank) of short-term credit availability on a committed basis. At December 31, 1994, there were no outstanding short-term borrowings under the agreements (Note 7).

- -----------------------------------------------------------------

Net Cash Provided by Operating Activities
(Dollars in thousands)

   1992      1993      1994
  -----     -----     -----

  $10,091   $25,183   $33,726

- -----------------------------------------------------------------

       In April 1994, the Company filed a Form S-3 registration statement with the Securities and Exchange Commission to enhance its Dividend Reinvestment and Common Stock purchase plan (the
Plan) and include an additional 750,000 shares (Note 12). As a result, the Company obtained funds of $2,902,000 through the Plan in 1994 versus $1,841,000 and $1,564,000 in 1993 and 1992, respectively. The Utilities also received $1,985,000 from advances and contributions in aid of construction from developers and customers in 1994.

- -----------------------------------------------------------------

Proceeds from Div. Reinv. Plan
(Dollars in thousands)

   1992      1993      1994
  -----     -----     -----
  $1,564    $1,841    $2,902

- -----------------------------------------------------------------

     In June 1993, the Company completed a common stock offering of 460,000 shares at $25.875 per share. Proceeds of $11,350,500 were realized after deducting underwriting discounts and commissions of $552,000. Net proceeds of approximately $11,200,500 were realized after deducting all other expenses of the issuance. In addition, BHC issued a 5.6 percent $10,000,000 unsecured note under a tax-exempt financing with the Connecticut Development Authority. Proceeds from both transactions were used to reduce short-term borrowings, which had been incurred in connection with the construction of BHC's Easton Lake Reservoir Filtration Plant.

     Over the past two years, the Company took advantage of lower interest rates through several debt refinancings. In 1994, BHC redeemed its $10,000,000, 10-3/4 percent note and issued a $10,000,000, 6.05 percent note. During 1993, BHC redeemed its $12,000,000, 7.4 percent Series T First Mortgage Bonds and its $7,700,000, 7-3/4 percent unsecured note and issued unsecured notes of $12,000,000 and $7,700,000 at 5.5 percent and 5.8 percent, respectively. In September 1993, SWC issued an $8,980,000 unsecured note at 5.3 percent. SWC used the proceeds to redeem its $3,000,000, 7-1/2 percent and $5,980,000, 7.6 percent unsecured notes. Additionally, Aquarion issued a $10,000,000, 5.95 percent Senior Note on January 4, 1994, the proceeds of which were used to redeem the $10,000,000, 8.5 percent Senior Notes which matured on January 1, 1994. As a result of the above refinancings, the Company has recognized annual consolidated interest expense savings of approximately $1,300,000.

     The Utilities' financing activities are targeted over the long term to maintain an approximate capitalization structure of 50 percent equity and 50 percent long-term debt. At December 31, 1994, the Utilities' combined capitalization structure approximated 57.5 percent equity and 42.5 percent debt, while the Company's consolidated capitalization structure approximated
50.9 percent equity and 49.1 percent debt.

     The Company has a target dividend payout ratio, over the long term, of 75 to 80 percent. The dividend payout as a percentage of net income was 87 percent and 92 percent in 1994 and 1993, respectively, and 31 percent and 40 percent as a percentage of net cash provided by operating activities in 1994 and 1993, respectively.

- -----------------------------------------------------------------

Interest Expense
(Dollars in thousands)

   1992      1993      1994
  -----     -----     -----

  $9,327    $9,242    $8,368

- -----------------------------------------------------------------

Total Debt.
(Dollars in thousands)

                        1992        1993        1994
                       -----       -----       -----

 Total Debt           $127,932    $121,153    $115,543
 Long-term debt        105,463     115,591     111,466

- -----------------------------------------------------------------

Future financing requirements. As in the past, the Company's ability to finance future capital expenditures depends substantially on rate relief. Rate relief has an impact on cash flow from operating activities and consequently affects the Company's ability to obtain external financing, since sufficient operating cash flows are necessary to maintain debt coverage ratios to allow for the issuance of additional debt securities. Additionally, rate relief has an impact on the Company's ability to generate sufficient cash flows to provide a reasonable return in the form of dividends to Aquarion's shareholders. In light of the Company's substantial need for additional funds, the Company will need additional debt and equity capital to finance future utility construction. The type, amount and timing of new financings will be based on the Company's general financial policies regarding capitalization, as well as on market conditions and other economic factors.

     The Company's ability to obtain funding from external sources will be affected by the terms of certain of the Company's existing obligations. Under BHC's First Mortgage Indenture (BHC Indenture), approximately $9,000,000 of First Mortgage Bonds were outstanding at December 31, 1994. No additional bonds have been issued under the BHC Indenture since 1980. Substantially all of BHC's properties are subject to the lien of the BHC Indenture.

     Additional long-term debt may be issued by the Company under the terms of the Senior Notes as long as consolidated long-term debt (including capitalized lease obligations) does not exceed
66 2/3 percent of its consolidated total capitalization, as defined. BHC may issue additional long-term debt under the Senior Notes if it meets a similar 66 2/3 percent long-term debt to total capitalization test.

     The Company's need for future external financing may also be affected by future net proceeds from its land-disposition program. BHC has identified approximately 2,700 acres of off-watershed land, most of which was previously in its rate base, as surplus to utility operations. Under Connecticut law, net proceeds from the sale of land which has ever been in a utility's rate base must be reinvested in the utility plant, and profits from such transactions are allocated by the DPUC between the utility's customers and shareholders pursuant to legislative and regulatory criteria. The after tax gain from the sales of BHC's surplus, off-watershed land amounted to approximately $813,000, or 13 cents per share, in 1994 (Note 3).

Other.
- -----

Inflation. Inflation, as measured by the Consumer Price Index, increased 2.7 percent, 2.7 percent and 2.9 percent in 1994, 1993 and 1992, respectively, and primarily affects the Utilities. The DPUC allows the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be signifi-cantly higher than the historical cost. While the DPUC gives no recognition in its ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

Results of operations
- ---------------------

1994 Overview. The Company's consolidated net income for 1994 was $12,221,000 compared with net income of $10,990,000 in 1993. Net income per share was $1.87 in 1994 on a weighted average of 6,532,627 common shares outstanding, compared with $1.76 in 1993 on a weighted average of 6,237,875 common shares outstanding. Operating results during 1994 were favorably affected by higher water rates from BHC due to a 21 percent rate increase, effective August 1, 1993, and the gain related to the sales of surplus off-watershed land.

- -----------------------------------------------------------------

Percentage of Revenues by Expense category
(Dollars in thousands)

                              1994
                              -----

 Operating Expenses           38.9%
 General & Administrative     16.6%
 Depreciation                  9.5%
 Interest Expense              6.4%
 Other Taxes                  10.2%
 Income Taxes                  8.4%
 Net Income                   10.0%

(1)  Interest expense reduced by AFUDC

- -----------------------------------------------------------------

     In 1994 two nonrecurring transactions occurred. On November 8, 1994, Timco agreed to terminate its long-term rate order with Public Service Company of New Hampshire (PSNH) under which Timco sold PSNH electricity produced at its cogeneration plant. Under the agreement, PSNH paid Timco $8,195,105 in exchange for the assignment of the rate order to PSNH and a release of PSNH's obligations to buy power from Timco. The net after-tax gain on this transaction, after providing for unrecoverable costs and expenses, was $1,902,000, which approximates the present value of the income stream Timco would have received over the remaining life of the contract. As a result, Timco will not have these revenues in the future. Revenues from electricity cogeneration were $3,000,000 in 1994 and $3,500,000 in 1993.

     Aquarion also recorded a charge of $1,900,000 related to the Company's investment in a rehabilitation housing unit in New Hampshire (the "Partnership"). Aquarion has been informed that the Partnership may require additional capital from each of the five limited partners beyond the amounts originally agreed upon. At present, it is not known whether the limited partners will make the necessary capital contributions to sustain the operation of the Partnership. Based upon the risk of continued funding and the project's poor performance, the Company no longer believes that the value of its Partnership investment is recoverable. The after-tax effect of these two transactions had no impact on Aquarion's earnings in 1994.

     The following table sets forth information about Aquarion's operations by industry segment for the years ended December 31, as follows:

                                                 1994                      1993                    1992
                                         ---------------------    --------------------    -------------------
 (In thousands, except percentages)         Amount       %           Amount      %           Amount     %
 Operating revenues:                      --------     -------     ---------    ------    ----------  -------

         Public water supply              $ 73,060       59.9%      $71,280      66.4%      $63,702     62.4%
         Environmental laboratories
          and utility management
          services                          24,925       20.4        23,132      21.5        26,061     25.5
         Forest products                    21,310       17.5        12,298      11.5        12,001     11.8
         Real estate                         2,678        2.2           645       0.6           262      0.3
                                          --------      -----      --------     -----     ---------    -----
 Total operating revenues                 $121,973      100.0%     $107,355     100.0%     $102,026    100.0%
                                          ========      =====      ========     =====      ========    =====
 Operating income (1)

         Public water supply              $ 25,862                 $ 26,475                $ 22,475
         Environmental laboratories
          and utility management
          services                             933                     (705)                    (29)
         Forest products                     5,015                    1,496                   1,437
         Real estate                         1,605                       40                     170
                                           -------                  -------               ---------
 Total operating income                     33,415                   27,306                  24,053

 Unallocated interest, AFUDC and
 other expenses, net (2)                   (10,923)                  (9,651)                 (9,812)
                                           -------                  -------                --------
 Income before income taxes and
  cumulative effect of a change in
  accounting method                       $ 22,492                 $ 17,655                $ 14,241
                                          ========                 ========                ========

 (1) Operating income is defined as operating revenues less total costs and expenses, other than interest expense, income taxes, allowance for funds used during construction (AFUDC dividends and other expenses, net.

 (2) Includes goodwill amortization of $402,000 in 1994, 1993 and 1992, and a Partnership charge of $1,900,000 in 1994.

1994 compared with 1993
- -----------------------

Operating revenues. Consolidated operating revenues of $121,973,000 in 1994 were $14,618,000 higher than 1993. Forest
Products experienced increased revenues during 1994 of $9,012,000 principally due to the termination of the rate order with PSNH, and to a lesser extent, increased volume and sales prices for lumber. Revenues from property sales increased $2,033,000 due to the Company's continued commitment to sell surplus land. Revenues from the Laboratories increased $1,793,000 in 1994, reflecting higher sampling receipts in 1994, partially offset by the sale of the Air Services Division in the fourth quarter of 1993. Revenues from the Utilities increased $1,780,000, principally due to a 21 percent water service rate increase for BHC which became effective August 1, 1993, partially offset by CWIP rate surcharge revenues recorded during the first seven months of 1993.

- -----------------------------------------------------------------

Percentage of Revenues from Utility Operations
(Dollars in thousands)

                                 1994
                                 -----

 Residential                     58.9%
 Commercial                      16.8%
 Industrial                       5.1%
 Fire Protection                 13.9%
 Wholesale & Municipalities       5.3%
                                -----
 Total                          100.0%

- -----------------------------------------------------------------

Operating income. Operating income for 1994 increased $6,109,000 over 1993 levels. The increase was primarily the result of Forest Products' termination of the rate order with PSNH, increased property sales in 1994 and higher operating revenues at the Utilities and Laboratories.

Operating expenses. Operating expenses for 1994 were $47,416,000, an increase of $7,140,000 over 1993. Forest
Products had higher operating expenses of $5,459,000 compared with 1993 primarily due to the costs associated with the termination of the cogeneration operation and higher production costs associated with an increased sales volume. Operating expenses from property sales increased by $791,000 due to the increased activity in the land sales program. The Utilities experienced an increase in operating expenses of $726,000 principally due to higher costs associated with BHC's Easton Lake Reservoir Water Treatment Plant, which was placed in service in June 1993, and higher maintenance costs in 1994. Additional costs associated with the Laboratories and Utility Management Services businesses account for the remainder of this variance.

General & administrative expenses. General and administrative expenses totaled $20,209,000, a $2,004,000 increase over 1993. This variance is primarily the result of a $1,900,000 charge related to the investment in the Partnership. Increased expenses associated with BHC's adoption of Financial Accounting Standards Board (FASB) Statement No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions," effective for the first quarter of 1993, partially offset by lower costs associated with worker's compensation insurance, outside services and miscellaneous expenses at the Utilities, account for $203,000 of this variance. The Laboratories, Forest Products, Real Estate, Corporate and Utility Management Services businesses account for the remainder of the variance.

- -----------------------------------------------------------------

Pre-tax Income
(Dollars in thousands)

   1992      1993      1994
  -----     -----     -----

 $14,241   $17,655   $22,492

- -----------------------------------------------------------------

Depreciation expense. Depreciation expense in 1994 was $1,013,000 higher than 1993. This increase is attributable to the addition of BHC's Easton Lake Reservoir Water Treatment Plant, which was placed in service in June 1993; a higher composite annual depreciation rate for BHC effective August 1, 1993; and, routine plant additions by the Utilities, Laboratories and Forest Products.

Interest expense. Interest expense for 1994 decreased $874,000 primarily due to lower average total debt outstanding coupled with lower long-term borrowing rates due to the debt refinancing in 1993.

Taxes other than income taxes. Taxes other than income taxes were $444,000 higher than 1993. Increased payroll and gross earnings taxes of $271,000 as well as higher property taxes of $173,000 attributable to a higher property base in 1994, account for the variance.

Income taxes. Income taxes for 1994 were $3,606,000 higher than 1993 primarily due to higher taxable income and increased state taxes on the termination of the cogeneration operation. Significant changes in balance sheet accounts. Customer accounts receivable increased by $1,524,000 due primarily to increased sampling receipts at the Laboratories in the fourth quarter of 1994.

     The decrease in miscellaneous receivables results from the allocation of tax benefits realized from deductions associated with the laboratory business acquisitions, which serve to reduce the amount owed to Aquarion by the former shareholders.

     The increase in prepaid expense of $1,308,000 was largely the result of the increase in the net pension credit calculated under FASB No. 87 "Employers' Accounting for Pensions" (Note 11).

      The decrease in short-term borrowings of $5,500,000 is primarily attributable to the reduction of short-term debt with the proceeds received from PSNH in connection with the termination of the cogeneration operation.

     Accounts payable and accrued liabilities incurred an increase of $3,224,000 which was principally the result of higher general accounts payable at December 31, 1994 and accrued operational costs associated with the termination of the PSNH rate order.

     The increase of $3,195,000 in income taxes payable is the result of higher taxable income related to the sale of the rate order, which occurred in the fourth quarter and did not have to be reflected in earlier estimated tax payments.

     Accrued postretirement benefit cost increased by $1,049,000 due to the Company implementing FASB No. 106 in 1993, whereby the Company recognizes a net postretirement liability representing the cumulative difference between each year's charges against operating results for net periodic postretirement benefit cost, and each year's cash payments for retiree health care and life insurance benefits (Note 11).


1993 compared with 1992.
- ------------------------

Operating revenues. Consolidated operating revenues of $107,355,000 in 1993 were $5,329,000 higher than 1992. Revenues from the Utilities increased $7,579,000, principally due to a 21 percent water service rate increase for BHC which became effective August 1, 1993, increased consumption that resulted from the hot, dry summer weather and, to a lesser extent, increased CWIP rate surcharge revenues recognized during the first seven months of the year. Revenues from the Laboratories decreased $2,945,000 in 1993, reflecting the revenue impact of the sale of a laboratory in the first quarter and the Air Services Division in the fourth quarter of 1993 as part of a previously announced restructuring plan, and increased price competition throughout the environmental testing industry. Revenues from property sales increased $382,000 due to the sale of surplus, off-watershed land during 1993. Forest Products experienced increased revenues during 1993 of $297,000 principally due to improved lumber volume and cogeneration output.

Operating income. Operating income for 1993 increased $3,253,000 over 1992 levels. The increase consisted primarily of $4,000,000 from the Utilities due to higher operating revenues offset by increased operating, depreciation and property tax expenses associated with the Easton Lake Reservoir Water Treatment Plant, increased costs associated with the adoption of FASB 106, and higher gross earnings taxes. Operating income for 1993 was unfavorably affected by a decrease of $676,000 at the Laboratories due to the impact of increased price competition. The remainder was attributable to the increase of revenues in the Forest Products and real estate segments.

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

General & administrative expenses. General and administrative expenses totaled $18,205,000 in 1993, a $1,633,000 increase over 1992. Increased expenses associated with BHC's adoption of FASB Statement No. 106 for the first quarter of 1993, increased property and liability insurance, pension and payroll-related costs, partially offset by lower expenses associated with leases for the Utilities, account for $801,000 of the increase. An additional increase of $411,000 from Real Estate operations resulted from increased expenses associated with the reserve for an uncollectable note from a prior year sale. The Laboratories had increased expenses of $241,000 primarily attributable to higher outside consulting costs. Increased costs associated with unallocable legal expenses account for the remainder of the variance.

Depreciation expense. Depreciation expense in 1993 was $1,103,000 higher than 1992. This increase is attributable to routine utility plant additions, a higher composite annual depreciation rate for BHC effective August 1, 1993, and BHC's Easton Lake Reservoir Treatment Plant, which was placed in service in June 1993.

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

Seasonality. The Company's operating results are subject to weather variations and seasonal fluctuations due to an increased demand for both water and environmental testing procedures in the warmer months (See Supplemental Financial Information to Consolidated Financial Statements for selected quarterly data for 1994 and 1993.)

                   Aquarion Company and Subsidiaries
                   Consolidated Statements of Income

In thousands, except share data
Year ended December 31                     1994          1993         1992
- -------------------------------           ------        ------       ------

Operating revenues                       $ 121,973     $ 107,355    $ 102,026
                                         ---------     ---------    ---------
Costs and expenses:
  Operating                                 47,416        40,276       41,677
  General and administrative                20,209        18,205       16,572
  Depreciation                              11,636        10,623        9,520
  Interest expense                           8,368         9,242        9,327
  Taxes other than income                   12,421        11,977       11,367
                                         ---------     ---------     --------
Total costs and expenses                   100,050        90,323       88,463
                                         ---------     ---------     --------
                                            21,923        17,032       13,563
Allowance for funds used during
  construction                                 569           623          678
                                         ---------     ---------     --------
Income before income taxes and
  cumulative effect of a change in
  accounting method                         22,492        17,655       14,241
Income taxes                                10,271         6,665        5,632
                                         ---------     ---------     --------
Income before cumulative effect of a
  change in accounting method               12,221        10,990        8,609
Cumulative effect of a change in
  accounting method                              -             -          791
                                         ---------     ---------     --------
  Net income                             $  12,221     $  10,990     $  9,400
                                         =========     =========     ========
  Per share before cumulative effect
     of a change in accounting method    $    1.87     $    1.76     $   1.51
  Cumulative effect of a change in
     accounting method                           -             -          .14
                                         ---------     ---------     --------
  Per share                              $    1.87     $    1.76     $   1.65
                                         ---------     ---------     --------
Weighted average common shares
  outstanding                            6,532,627     6,237,875    5,690,853
                                         =========     =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries
                          Consolidated Balance Sheets

Assets

In thousands
December 31,                                 1994           1993
- -----------------------------               ------         ------

Property, plant and equipment               $378,708       $367,564
Less: accumulated depreciation               123,166        117,191
                                            --------       --------
  Net property, plant and equipment          255,542        250,373
                                            --------       --------
Current assets:
Cash and cash equivalents                      1,335             90
                                             -------       --------
Accounts receivable:
  Customers                                   15,946         14,422
  Miscellaneous                                1,158          2,439
                                             -------        -------
                                              17,104         16,861
Less: allowance for doubtful accounts          2,762          2,935
                                             -------        -------
                                              14,342         13,926
Accrued revenues                               9,596          8,995
Inventories                                    3,077          2,885
Prepaid expenses                               8,006          6,698
                                             -------        -------
  Total current assets                        36,356         32,594
                                             -------        -------
Goodwill                                      10,283         10,709
Recoverable income taxes                      47,099         46,377
Other assets                                  22,665         22,819
                                             -------        -------
                                            $371,945       $362,872
                                            ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries
                          Consolidated Balance Sheets

Liabilities and Shareholders' Equity
In thousands, except share data
December 31,                                              1994         1993
- ------------------------------------------               ------       ------

Shareholders' equity:
Preferred stock, no par value, authorized
  2,500,000 shares not to exceed aggregate value
  of $25,000,000, issuable in shares--none issued         $     -    $      -
Common stock, stated value: $1
  Authorized--16,000,000 shares
  Issued 6,690,013 shares in 1994 and 6,564,533
     shares in 1993                                         6,690       6,565
Capital in excess of stated value                          94,152      91,441
Retained earnings                                          16,628      15,015
                                                         --------    --------
                                                          117,470     113,021
Less: treasury stock, at cost                               2,338       2,540
                                                         --------    --------
  Total shareholders' equity                              115,132     110,481
                                                         --------    --------
Redeemable preferred stock of subsidiaries                    330         375
                                                         --------    --------
Long-term debt and other obligations                      111,466     115,591
                                                         --------    --------
Current liabilities:
  Short-term borrowings, unsecured                              -       5,500
  Current maturities of long-term debt                      4,077          62
  Accounts payable and accrued liabilities                 12,832       9,608
  Dividends payable                                         2,675       2,621
  Accrued interest                                          2,035       2,240
  Taxes other than income taxes                             1,532       1,354
  Income taxes                                              4,171         976
                                                          -------     -------
     Total current liabilities                             27,322      22,361
                                                          -------     -------
Advances for construction                                  23,407      22,593
Contributions in aid of construction                       21,589      20,883
Deferred land sale gains                                      427          24
Accrued postretirement benefit cost                         2,231       1,182
Recoverable income taxes                                    6,005       6,123
Deferred income taxes                                      64,036      63,259
Commitments & contingencies (Note 9)                            -           -
                                                         --------    --------
                                                         $371,945    $362,872

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries
                     Consolidated Statements of Cash Flows

In thousands,
Year ended December 31                                  1994       1993          1992
- -------------------------------------                  ------     ------        ------
Cash flows from operating activities:
  Net income                                         $12,221     $10,990       $ 9,400
Adjustments reconciling net income to net cash
 provided by operating activities:
  Depreciation and amortization                       12,542      11,588        10,799
  Provision for losses on accounts receivable          1,067       1,707         1,169
  Deferred tax provision                                 662       1,610         1,693
  Cumulative effect of change in accounting method        -            -          (791)
  Proceeds from sale of surplus land, net of gains     1,372         333           120
  Allowance for funds used during construction          (569)       (623)         (678)
Change in assets and liabilities (Note 15)             6,431        (422)       (1,621)
                                                     -------      -------      -------
     Net cash provided by operating activities        33,726       25,183       20,091
                                                     -------      -------      -------
Cash flows from investing activities:
  Capital additions, excluding an allowance for
      funds used during construction                 (19,766)    (17,898)      (24,710)
  Advances and contributions in aid of
     construction                                      1,985       1,398         1,180
  Refunds on advances for construction                  (465)       (417)         (433)
  Other investing activities                            (178)       (605)        1,079
                                                     -------     -------       -------
     Net cash used in investing activities           (18,424)    (17,522)      (22,884)
                                                     -------     -------       -------
Cash flows from financing activities:
  Proceeds from the issuance of long-term debt             -      10,000        15,000
  Proceeds from the issuance of common stock, net      2,836      12,845        21,395
  Net repayments of short-term borrowings             (5,500)    (12,100)      (19,600)
  Common dividends paid                              (10,554)    (10,091)       (9,137)
  Principal and premium payments on long-term debt       (68)     (5,241)       (3,688)
  Debt issuance costs                                   (726)     (2,174)          (85)
  Purchase of treasury stock                               -      (1,084)            -
  Payments for redemption of preferred stock             (45)        (45)       (1,745)
                                                     --------    -------       -------
     Net cash (used in) provided by financing
      activities                                     (14,057)     (7,890)        2,140
                                                     --------    -------       -------
  Net increase (decrease) in cash and cash
     equivalents                                       1,245        (229)         (653)
  Cash and cash equivalents, beginning of year            90         319           972
                                                     -------     -------       -------
  Cash and cash equivalents, end of year             $ 1,335     $    90       $   319
                                                     =======     =======       =======

The accompanying notes are an integral part of these consolidated financial statements.

                                Aquarion Company and Subsidiaries
                         Consolidated Statements of Shareholders' Equity


                                Common Stock     Capital             Treasury Stock     Total
                              ----------------  in excess           ---------------     share-
In thousands, except share     Number   Stated  of stated Retained   Number            holders'
                              of Shares  Value    value   earnings  of Shares Amount    equity
- ----------------------------  --------- ------   -------- --------  --------- ------   -------_
Year ended December 31, 1992

Balance, December 31, 1991    4,961,168 $4,961   $58,805  $14,505   98,185    $(2,751) $ 75,520
Net income                            -      -         -    9,400        -          -     9,400
Proceeds from the issuance
  of common stock, net        1,000,000  1,000    18,851        -        -          -    19,851
Dividends on common stock             -      -         -   (9,578)       -          -    (9,578)
Dividend reinvestment plan       70,941     71     1,473        -        -          -     1,544
Treasury stock transactions           -      -         -        -  (16,751)      428        428
                              ---------  -----    ------   ------  -------    ------    -------
Balance, December 31, 1992    6,032,109  6,032    79,129   14,327   81,434    (2,323)    97,165
                              ---------  -----    ------   ------  -------    ------    -------

Year ended December 31, 1993

Net income                            -      -         -   10,990        -          -    10,990
Proceeds from the issuance
  of common stock, net          460,000    460    10,741        -        -          -    11,201
Dividends on common stock             -      -         -  (10,302)       -          -   (10,302)
Dividend reinvestment plan       72,424     73     1,571        -        -          -     1,644
Treasury stock transactions           -      -         -        -   10,857       (217)     (217)
                              ---------  -----    ------  -------  -------    -------   -------
Year Ended December 31, 1993  6,564,533  6,565    91,441   15,015   92,291     (2,540)  110,481
                              ---------  -----    ------  -------  -------    -------   -------

Year ended December 31, 1994

Net income                            -      -         -   12,221        -          -    12,221
Dividends on common stock             -      -         -  (10,608)       -          -   (10,608)
Dividend reinvestment plan      125,480    125     2,711        -        -          -     2,836
Treasury stock transactions           -      -         -        -   (7,299)       202       202
                              --------- ------   -------  -------  -------    -------  --------
Balance, December 31, 1994    6,690,013 $6,690   $94,152  $16,628   84,992    $(2,338) $115,132
                              ========= ======   =======  =======   ======    =======  ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies
- ---------------------------------------------------

      Aquarion Company (Aquarion) is a holding company whose subsidiaries are engaged both in the regulated utility business of public water supply and in various nonutility businesses. Aquarion's utility subsidiary, Bridgeport Hydraulic Company (BHC) and BHC's subsidiary, Stamford Water Company (SWC), (collectively, the Utilities) collect, treat and distribute water to residential, commercial and industrial customers, to other utilities for resale, and for private and municipal fire protection. The Utilities provide water to customers in 22 communities in Fairfield, New Haven, and Litchfield Counties in Connecticut, including communities served by other utilities to which water is available on a wholesale basis for back-up supply and peak demand purposes through BHC's Southwest Regional Pipeline. BHC is the largest investor-owned water company in Connecticut and, with its SWC subsidiary, is among the ten largest investor-owned water companies in the nation. The Utilities are regulated by several Connecticut agencies, including the Department of Public Utility Control (DPUC). Aquarion and its subsidiaries (collectively, the Company) are also engaged in nonutility activities. The Company conducts an environmental testing laboratory business through its Industrial and Environmental Analysts, Inc. (IEA) family of six laboratories which analyze contaminants in hazardous waste, soil, air and water. Additionally, the Company is engaged in various utility management service businesses through Hydrocorp, Inc. (Hydrocorp) and Aquarion Management Services, Inc. (AMS), owns a small forest products business through Timco, Inc. (Timco) and owns a small real estate subsidiary, Main Street South Corporation (MSSC).

     The Company's accounting policies conform to generally accepted accounting principles and, as applied in the case of rate-regulated public utilities, comply with the Uniform System of Accounts and ratemaking practices prescribed by the DPUC. A description of Aquarion's principal accounting policies follows. Principles of consolidation. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in entities in which the Company owns more than 20 percent but 50 percent or less are accounted for by the equity method and investments in entities in which the Company owns less than 20 percent are accounted for at cost. All non majority-owned investments are included within the caption "Other assets" in the Consolidated Balance Sheets.

     All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified in order to conform to the current year presentation.

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

     At the time depreciable utility property is retired or disposed of, the book cost together with the related costs of removal, less salvage, is charged to the reserve for depreciation in accordance with the Uniform System of Accounts prescribed by the DPUC. Upon disposal or retirement of depreciable nonutility property, the appropriate plant accounts and accumulated depreciation are reduced by the related costs. Any resulting gain or loss is recognized in the Consolidated Statements of Income.

     For financial reporting purposes, depreciation is provided for principally by use of the straight-line method over the estimated service lives of the respective assets. Depreciation is computed based on estimated useful lives of 3 to 81 years for utility plant and equipment and 3 to 20 years for nonutility plant and equipment. For income tax depreciation purposes, the Company, for all property, plant and equipment placed in service from January 1, 1981 to December 31, 1986, is using the Accelerated Cost Recovery System. As a result of the Tax Reform Act of 1986, all plant additions subsequent to December 31, 1986 have used the Modified Accelerated Cost Recovery System. Statement of cash flows. For purposes of reporting cash flows, the Company considers all highly liquid investments that have a maturity of three months or less when purchased to be cash equivalents.

Earnings per share. Earnings per share is based on the annual weighted average number of shares outstanding and common share equivalents. Common share equivalents consist of outstanding employee stock options, which do not have a significant impact on the calculation.

Allowance for funds used during construction. AFUDC is recognized by the Utilities by applying the last allowed rate of return on rate base approved by the DPUC (9.62 percent for BHC and 10.69 percent for SWC at December 31, 1994) to construction projects exceeding $10,000 and requiring more than one month to complete. AFUDC represents the net cost of borrowed funds used for construction purposes for the period of construction and a reasonable rate of return on other funds when so used. AFUDC represents a noncash credit to income.

     Utility plant under construction is not recognized as part of the Utilities' rate base for ratemaking purposes until such facilities are placed in service. Accordingly, the Utilities capitalize AFUDC as a portion of the construction cost of utility plant until it is completed. Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.

Construction-work-in-progress surcharge. DPUC regulations allow water utilities to implement a CWIP rate surcharge to customer water bills in order to recover 90 percent of the carrying costs of capital used in SDWA-mandated projects, until such time as these projects are completed. The CWIP rate surcharge is in lieu of AFUDC and is included in water service revenues. In October 1994, BHC filed with the DPUC an application to implement a CWIP rate surcharge in connection with the construction of its Hemlocks Reservoir filtration facilities in Fairfield, Connecticut. BHC will continue to file applications quarterly to increase this surcharge as construction continues through 1997, at which time the filtration facilities are expected to be operational and subject to general ratemaking regulations. BHC implemented a CWIP rate surcharge in 1990 in connection with the construction of its Easton Lake Reservoir filtration facilities in Easton, Connecticut. The CWIP rate surcharge was replaced in August 1993 by permanent rates (Note 2).

Revenue recognition. The Utilities accrue revenue for the estimated amount of water sold but not billed at the end of each period. Certain environmental testing laboratory revenues are recognized on a percentage-of-completion basis. Forest products and electricity cogeneration revenues are recognized as the related forest products are shipped or the electricity is transmitted to customers. Revenues from sales of real estate are recognized when the transaction is consummated and title has passed.

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

     Deferred rate case expenses are amortized over periods allowed by the DPUC, generally one to three years. Deferred financing charges are amortized over the lives of the related debt issues.

Goodwill. The excess of the cost of investments in subsidiaries over the fair value of the net assets acquired at December 31, 1994 and 1993 was $10,283,000 and $10,709,000 respectively, net of accumulated amortization of $3,339,000 and $2,913,000. Amortization is computed on a straight-line basis over periods ranging from 10 to 30 years. Amortization expense totaled $426,000, $474,000 and $474,000 for the years ended December 31,
1994, 1993, and 1992, respectively. At each balance sheet date, the Company evaluates the realizability of goodwill based upon estimated undiscounted cash flows for each subsidiary having a significant goodwill balance. Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1994.

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


(In thousands)         1994      1993
- ---------------       ------    ------

Fair Value           $ 90,278  $104,918
Carrying Value        111,466   115,591


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

Income taxes. In accordance with FASB Statement No. 109, "Accounting for Income Taxes," which was adopted in the first quarter of 1992, the Company provides deferred taxes for all temporary book-tax differences using the liability method. The liability method requires that deferred tax balances be adjusted to reflect enacted future tax rates that are anticipated to be in effect when the temporary differences reverse. In accordance with generally accepted accounting principles for regulated industries, the Company reflects as income tax expense the amount of tax currently payable, except for accelerated depreciation since 1981 and the tax effect of post-1986 contributions in aid of construction, for which deferred income taxes have been provided on an annual basis. This method, known as the flow-through method of accounting, is consistent with ratemaking policies of the DPUC. Management believes that these deferred taxes will be recovered through the rate-making process. Accordingly, the Company has recorded an off-setting regulatory asset included in the accompanying Consolidated Balance Sheets as "Recoverable income taxes." Deferred investment tax credits are amortized ratably based upon the book life of the property (Note 5).


Note 2 - Regulatory matters
- ---------------------------

Rates.    On October 20, 1994, BHC filed with the DPUC an
application to implement a CWIP rate surcharge in order to recover 90 percent of the carrying costs of capital used in the construction of a federally mandated filtration plant at its Hemlocks Reservoir in Fairfield, Connecticut, which is estimated to cost approximately $50,000,000. BHC will file applications with the DPUC quarterly to increase this surcharge as construction continues through 1997, at which time the filtration facilities are expected to be operational and subject to general ratemaking regulations. On December 7, 1994, a 0.82 percent CWIP rate surcharge was approved that will increase BHC's revenues by $496,000 on an annual basis. In January 1995, BHC filed an application to increase this surcharge to 1.26 percent, which would increase BHC's revenues by $762,000 on an annual basis.

     On February 5, 1993, BHC filed a rate application with the DPUC for a 35 percent water service rate increase designed to provide a $17,500,000 increase in annual water service revenues and a return on common equity of 12.75 percent. On August 1, 1993, the DPUC awarded BHC a 21 percent water service rate increase designed to provide a $10,400,000 annual increase in revenues and an 11.6 percent return on common equity.


Note 3 - Sale of surplus land
- -----------------------------

     Proceeds from the sale of land are recorded as revenue at the time of closing, and portions of pretax gains required to be deferred by the DPUC are amortized as a reduction in the Utilities' operating expenses over various time periods as stipulated by the DPUC.

     In 1994, the Company sold approximately 43 acres of surplus land consisting of 14 building lots from three different subdivisions located in Shelton and Weston, Connecticut. The proceeds from these sales totaled $2,185,000. Total gains, including recognition of deferred gains from prior land sales of $10,000, approximated $813,000 or 13 cents per share. In addition, the Company recognized a gain of $283,000 or 4 cents per share for the sale of a 50 percent ownership interest, through a joint venture, in a commercial building located in Cary, North Carolina.

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


Note 4 - Acquisitions
- ---------------------

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

     Upon acquiring SRK, Aquarion paid $2,900,000 in cash at closing, and accrued an additional $6,000,000 as the maximum amount to be paid upon final settlement of the sale of the nonlaboratory businesses (the final settlement). All proceeds upon sale or liquidation of the nonlaboratory businesses were to be directed to the payment of assumed liabilities, transaction expenses and working capital advanced by Aquarion.

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

     The final settlement of this transaction and the liquidation of the remaining SRK nonlaboratory assets is not expected to have a material effect on the Company's future results. Advances to the SRK selling shareholders, receivables from the buyer of SRK's nonlaboratory businesses and working capital advances, which aggregated $210,000 at December 31, 1994, are recorded in "Accounts receivable: Miscellaneous" in the accompanying Consolidated Balance Sheets.

     Results of operations of the acquired laboratory businesses since the respective acquisition dates are included in the Consolidated Statements of Income.


Note 5 - Income taxes
- ---------------------

      In 1992, the Company elected early adoption of the method of accounting for income taxes pursuant to FASB Statement No. 109, which requires a change from the deferred to the liability method of computing deferred income taxes.

     The Company's provision for income taxes for 1994 consists of $2,284,000 in state taxes and $7,987,000 in federal income taxes.

     Income tax expense for the three years ended December 31, consisted of the following:


(In thousands)                      1994       1993        1992
- ------------------------           ------     ------      ------

Current:
  Federal                         $ 7,006     $3,441      $2,770
  State                             2,603      1,614       1,169
                                  -------     ------      ------
      Total current                 9,609       5,055      3,939
Deferred:
   Federal                            981       1,833      1,809
   State                             (319)       (223)      (116)
                                  -------      ------     ------
       Total Deferred                 662       1,610      1,693
                                  -------      ------     ------
 Total income tax expense         $10,271      $6,665     $5,632
                                  =======      ======     ======

     A reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense for the years ended December 31, is as follows:


(In thousands)                                   1994     1993     1992
- ---------------------------------------         ------   ------   ------

Tax at statutory rate                          $ 7,874   $6,181   $4,842
Increases (reductions) in taxes resulting
from:
   State taxes, net of federal income taxes     1,485      904      695
   Contribution deduction-sale of surplus land   (105)
   Excess depreciation and basis amortization     662      630      541
   Partnership investment                         665        -        -
   Bond premium costs                            (455)    (423)      17
   Investment tax credit                         (152)    (152)    (152)
   Developmental computer costs                   (71)    (235)    (175)
   Amortization and write-down of goodwill        146      163      136
   Other items, net                               222     (272)     154
                                              -------   ------   ------
Actual income tax expense                     $10,271   $6,665   $5,632
                                              =======   ======   ======

Deferred tax liabilities (assets) at December 31, were comprised of the following:

                                        1994      1993     1992
                                       ------    ------   ------

Utility temporary differences         $46,703   $45,981  $41,137
Depreciation                           15,398    14,712   12,691
Investment tax credits                    990     1,023    1,189
Other                                     945     1,543    1,756
                                      -------   -------  -------
Gross referenced tax liabilities       64,036    63,259   56,773
                                      -------   -------  -------
Contributions in aid of construction   (6,229)   (5,654)  (5,309)
Alternative minimum tax                     -    (1,279)  (1,403)
Other                                  (2,813)   (2,215)  (2,554)
                                      -------   -------  -------
Gross deferred tax assets              (9,042)   (9,148)  (9,266)
                                      -------   -------  -------
                                      $54,994   $54,111  $47,507
                                      =======   =======  =======

Note 6 - Long-term debt
- -----------------------

     Long-term debt at December 31, consisted of the following:


 (In thousands)                                         1994                     1993
- -----------------------------------                    ------                   ------

 First mortgage bonds
  Series Q, 4 5/8%, due August 1, 1995                  $  4,000              $  4,000
  Series R, 6 7/8%, due November 1, 1998                   5,000                  5000
  Notes payable - unsecured
  7.8% senior notes due June 1, 1997                      15,000                15,000
  8 1/2% senior note due January 1, 1994                       -                10,000
  5.95% senior note due January 4, 1999                   10,000                     -
  9.55% senior notes due February 1, 2021                 20,000                20,000
  7 1/4% note due June 1, 2020 (a)                         7,000                 7,000
  7 3/4% note due August 1, 2019                               -                 7,700
  10 3/4% note due October 15, 2014                            -                10,000
  5.5% note due June 1, 2028 (b)                          12,000                12,000
  5.6% note due June 1, 2028 (b)                          10,000                10,000
  5.8% note due March 1, 2029 (b)                          7,700                 7,700
  6.05% note due March 1, 2029 (b)                        10,000                     -
  5.3% note due September 1, 2028                          8,980                 8,980
  4 3/4% note due November 1, 2004 (c)                     5,700                 5,700
  7.4%-14.1% capital lease obligations                       163                   185
                                                        --------              --------
                                                         115,543               123,265
  Less: Amounts due within one year                        4,077                    62
  Balance of 5.8% note proceeds held by trustee                -                 7,612
                                                        --------              --------
                                                        $111,466              $115,591

(a) BHC has the option to redeem these bonds at redemption prices ranging from 102 percent on June 1, 2000 to 100 percent on June 1, 2002 and thereafter.

(b) These BHC financings are insured as to the payment of principal and interest by the Municipal Bond Investors Assurance Corporation.

(c) This Timco financing bears interest at a rate adjusted each November 1 until such time as Timco elects to convert to a fixed rate. On November 1, 1994, the interest rate was adjusted from 3 1/2 percent to 4 3/4 percent. Bondholders may elect to have their bonds redeemed at a price equal to 100 percent of the principal amount on each November 1 until conversion of the interest rate on the bonds to a fixed rate.

     In August 1994, BHC issued a $10,000,000 unsecured note at
6.05 percent due on March 1, 2029. BHC has the option to redeem these bonds at a redemption price ranging from 102 percent on August 1, 2004 to 100 percent on August 1, 2006 and thereafter. On October 17, 1994, BHC's $10,000,000, 10.75 percent unsecured note was redeemed at 103 percent.

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

     BHC's $7,700,000, 7 3/4 percent financing contained optional and mandatory redemption provisions. The bonds were called for redemption on February 1, 1994 at an early redemption price of 102 percent. On December 1, 1993, BHC issued a $7,700,000 unsecured note at 5.8 percent due in 2029 for the purpose of refunding the aforementioned issue. BHC has the option to redeem this 5.8 percent note at a redemption price ranging from 102 percent on December 1, 2003 to 100 percent on December 1, 2005 and thereafter.

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

     Substantially all of BHC's utility plant is subject to the lien of its first mortgage indenture. The Aquarion and subsidiaries mortgage bond and note-purchase agreements contain certain covenants typical of such agreements, the most restrictive of which are under the 9.55 percent unsecured Senior Notes (BHC Notes) and the 7.8 percent and 5.95 percent unsecured Senior Notes (Aquarion Notes) and require the maintenance of total funded debt to total capital, as defined, of no more than 66 2/3 percent. Additionally, payment of dividends on Aquarion's common stock is restricted under the Aquarion notes. At December 31, 1994, approximately $35,000,000 was available to
pay dividends as defined under the Aquarion notes.     The
aggregate maturities and sinking fund requirements on long-term debt, exclusive of capital lease obligations (Note 9), for each of the five years suc-ceeding December 31, 1994 are as follows: 1995-$4,000,000; 1996-
$0; 1997-$15,000,000; 1998-$5,000,000; 1999-$10,000,000.

Note 7 - Short-term borrowings
- ------------------------------

     In May 1993, the Company entered into unsecured revolving credit agreements with five banks totaling $50,000,000. The agreements provide that the Company may select among a variety of interest rates, including a negotiated rate. In May 1994, the terms of these agreements were renegotiated. The Company must now pay a commitment fee of .125 of 1 percent, previously .225 of 1 percent, on the average daily unused portion of the commitment for each day during which any unused portion exists. The utilization fee of .075 of 1 percent was eliminated. The revolving credit agreements contain covenants similar to those under previously issued unsecured Senior Notes of Aquarion. The lines of credit provide for automatic renewal on an annual basis, but may be terminated at the option of the banks or the Company upon 90 days notice by either party prior to the annual anniversary of the agreements.

     Short-term borrowings for the years ended December 31, were as follows:

                                                     1994      1993       1992
- -------------------------------------------         ------    ------     ------
(In thousands)


Borrowings outstanding at December 31                    -    $ 5,500   $17,600
Weighted average interest rate at December 31          N/A      3.49%     4.04%
Maximum outstanding during the year                $15,100    $22,300   $42,200
Average outstanding during the year                 $5,725    $11,983   $19,358
Weighted average interest rate during the year*       4.84%      4.06%     5.34%


* Determined by dividing annual interest expense by average amount outstanding during the year

Note 8 - Redeemable preferred stock and rights
- ----------------------------------------------

     SWC is authorized to issue 60,000 shares of preferred stock. SWC had outstanding 6,600 and 7,500 shares at December 31, 1994 and 1993, respectively, of $50 par value preferred stock. Dividends are cumulative and are limited to the fixed annual rate of 7-1/8 percent. SWC is required to make annual sinking fund payments of $45,000 and has the option of doubling sinking fund payments in any one year, at par value, in addition to the right to redeem the entire issue at $50.50 per share.

     SWC is also authorized to issue 400,000 shares of no par value preference stock, of which none is outstanding.

     The Company has reserved 80,000 shares of Preferred Stock for issuance under its Preferred Stock Purchase Rights Plan. Each share of common stock is entitled to one right to buy, under certain circumstances, 1/150th of a share of Series A Junior Participating Preferred Stock, no par value (Series A Preferred Stock), at $83.33 per 1/150th of a share.

     Each share of Series A Preferred Stock, if issued, would have dividend, voting and liquidation rights which are at least 150 times the equivalent rights of one share of the common stock. The rights would become exercisable only if a person or group acquires 20 percent or more of the outstanding common stock, or if a person or group announces or commences a tender or exchange offer for 30 percent or more of the common stock.
If the Company were to be acquired in a merger or other business combination transaction, each right would entitle its holder to receive, upon payment of the exercise price, that number of shares of the acquiring company having a market value equal to twice the exercise price. If, under certain circumstances, a 20 percent or greater shareholder acquires the Company through a transaction in which the Company and its common stock survive or such shareholder engages in certain self-dealing transactions with the Company, each right holder (other than a 20 percent or greater shareholder) would be entitled to receive, upon payment of the exercise price, the greater of (a) the number of shares of Series A Preferred Stock for which such right was exercisable immediately prior to such self-dealing transactions, or (b) that number of shares of Series A Preferred Stock having a market value equal to twice the exercise price.

     The Company may redeem the rights at $.033 per right at any time until the tenth day after a 20 percent position has been acquired or a 30 percent tender offer has been commenced. The redemption period is subject to extension by the Company's Board of Directors. Until such time as these rights become exercisable, they will have no dilutive effect on the Company's earnings.

Note 9 - Commitments and contingencies
- --------------------------------------

     Future minimum rental payments required under operating leases for leaseholds and equipment, having initial or remaining noncancellable lease terms in excess of one year, aggregated $5,775,000 at December 31, 1994. Certain facility leases contain renewal options. Annual payments for each of the five succeeding fiscal years for future minimum rentals are: 1995 - $1,395,000; 1996 - $814,000; 1997 - $798,000; 1998 - $719,000;
1999 - $396,000; thereafter - $1,653,000.

     Future minimum lease payments under capital leases approximated $198,000 at December 31, 1994.

     Aquarion has proposed to acquire The New Canaan Water Company (NCWC) and Ridgefield Water Supply Company (RWSC) for Aquarion common stock with a market value of $3,500,000 and the repayment of certain indebtedness of The New Canaan Company
(NCC) in an amount not to exceed $130,000, less the amount of certain transaction costs and liabilities to be paid by Aquarion at closing. The acquisition and a related property exchange have been approved by the DPUC but remain contingent upon the approval of the Department of Public Health and Addiction Services (DPHAS) for the transfer of the reservoir from the NCWC to the Second Taxing District (STD). A reservoir transfer permit is pending. The DPUC subsequently reopened its approval proceeding to consider the potential impact of the proposed NCWC land sale on NCWC's ability to retire an existing $1.25 million loan from a third party lender and appropriate regulatory treatment of any shortfall between the net proceeds from such a sale and the amount of the debt and to consider certain anticipated costs associated with reregistration of RWSC supply sources. No final decision has yet been issued in the reopened proceeding. BHC and NCC have agreed that the Acquisition will close whether or not the sale of land by NCWC and the retirement of NCWC debt takes place. However, the effect on the acquisition of any other terms and provisions of a DPUC approval, not contemplated by the agreement between BHC and NCC, cannot be predicted. The parties have agreed to extend their acquisition agreement and the related property exchange agreement until March 31, 1995. There is no certainty that the parties will agree to further extensions if the transaction has not closed by that time.

     At December 31, 1994, Aquarion had guaranteed a mortgage indenture of $1,500,000 in connection with the disposition of the SRK non-laboratory businesses (Note 4).

Note 10 - Industry segment information
- --------------------------------------

     The Company's operations are grouped into four industry segments as follows:

     Public water supply--collection, purification and distribution of water for domestic commercial and industrial use, and for fire protection service;

     Environmental laboratories and utility management services-
- -environmental testing laboratories and other nonregulated water-related services;

     Forest products--processing, marketing and distribution of lumber products, and the generation and sale of cogenerated electricity;

     Real estate--ownership and sale of real property.

     The following table sets forth information about the Company's operations by industry segment for the years ended
December 31:


 (In thousands)                           1994         1993        1992
- -----------------------------------      ------       ------      ------


 Operating revenues:

     Public water supply                $ 73,060     $ 71,280    $ 63,702
     Environmental laboratories and
      utility management services         24,925       23,132      26,061
     Forest products                      21,310       12,298      12,001
     Real estate                           2,678          645         262
                                        --------     --------    --------
 Total operating revenues               $121,973     $107,355    $102,026
                                        ========     ========    ========

                             -35-

 Operating income:

     Public water supply                $ 25,862     $ 26,475    $ 22,475
     Environmental laboratories and
      utility management services            933         (705)        (29)
     Forest products                       5,015        1,496       1,437
     Real estate                           1,605           40         170
                                        --------     --------    --------
     Industry segment operating income    33,415       27,306      24,053
  Other (expenses) income, net (1)        (3,097)      (1,002)       (976)
     Interest expense                     (8,368)      (9,242)     (9,327)
     Allowance for funds used
      during construction                    569          623         678
  Subsidiary preferred dividends             (27)         (30)       (187)
                                        --------     --------    --------
  Income before income taxes and
     cumulative effect of a change
     in accounting method                 22,492       17,655      14,241
                                        ========     ========    ========
 Identifiable assets:

     Public water supply                 332,498      321,431     300,713
     Environmental laboratories and
      utility management services         26,751       25,941      29,733
     Forest products                       4,469        7,718       8,526
     Real estate                           4,587        5,678       5,537
     Corporate                             3,640        2,104       3,822
                                        --------     --------    --------
 Total identifiable assets              $371,945     $362,872    $348,331
                                        ========     ========    ========
 Capital expenditures:

     Public water supply                $ 17,739     $ 16,300    $ 21,727
     Environmental laboratories and
      utility management services          1,525        1,072       2,303
     Forest products                         502          526         665
     Real estate                             123          169         154
                                        --------      -------    --------
 Total capital expenditures             $ 19,889     $ 18,067    $ 24,849
                                        ========     ========    ========
 Depreciation expense:

     Public water supply                   9,139        8,054       6,973
     Environmental laboratories and
      utility management services          1,815        1,895       1,910
     Forest products                         671          663         626
     Real estate                              11           11          11
                                        --------     --------    --------
 Total depreciation expense             $ 11,636     $ 10,623    $  9,520
                                        ========     ========    ========


(1) Includes goodwill amortization $402,000 in 1994, 1993 and 1992, and Partnership charge of $1,900,000 in 1994.

      Operating revenues are comprised of sales to unaffiliated customers. The Company's operations all take place in North
America and no single customer accounts for 10 percent or more of total operating revenues.

      Operating income (loss) is defined as operating revenues less total costs and expenses, other than interest expense, other (expenses) income, income taxes, AFUDC and subsidiary preferred dividends. Identifiable assets by industry segment are assets used in the Company's operations in each industry segment. Corporate assets are principally cash, prepaid expenses, receivables and deferred charges not identifiable with a specific industry segment.

Note 11 - Employee benefit plans
- --------------------------------

Retirement plans - The Company and certain of its subsidiaries have a noncontributory pension plan covering qualified employees. Aquarion's policy is to fund pension costs accrued. In addition, certain subsidiaries have established defined contribution salary deferral plans under Section 401(k) of the Internal Revenue Code.

      The following table sets forth the funded status of Aquarion's Retirement Plan For Employees (the Plan) at
December 31, the Plan's latest valuation date:


(In thousands)                            1994          1993
- --------------------------------         -----         ------
<S)

Actuarial present value of benefit
obligations:
   Accumulated benefit obligation,
   including vested benefits of
   $15,772 in 1994 and $16,673 in
   1993                                 $ 16,607      $ 17,605
                                        ========      ========
Projected benefit obligation            $(20,669)     $(22,507)
Plan assets at fair value                 31,664        33,505
                                        --------      --------
Plan assets in excess of projected
 benefit obligation                       10,995        10,998
Unrecognized prior service cost              932           957
Unrecognized net asset existing at
 January 1, 1986                          (3,045)       (3,503)
Unrecognized net (gain) from past
 experience                               (3,546)       (4,070)
                                        --------      --------
Prepaid pension cost                    $  5,336      $  4,382
                                        ========      ========

      Net pension credit for the years ended December 31, included the following components:


(In thousands)                             1994     1993     1992
- -------------------------------------     ------   ------   ------

Service cost - benefits earned during
 the period                              $  804   $  763   $  860
Interest cost on projected benefit
 obligation                               1,574    1,510    1,485
Actual return on plan assets                675   (2,331)  (1,961)
Net amortization and deferral            (3,966)    (807)  (1,106)
                                         ------   ------   ------
Net pension credit                       $ (913)  $ (865)  $ (722)
                                         ======   ======   ======

     The weighted average discount rate was 8.25 percent for 1994 and 7.25 percent for 1993 and 1992. The expected long-term rate of return on assets was 8.7 percent for 1994 and 8.5 percent for 1993 and 1992. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was
5.9 percent in 1994 and 1993 and 6.9 percent in 1992. The Plan invests in publicly traded stocks and bonds.
Postretirement health care benefits. In January 1993, the Company adopted FASB No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This new standard requires that employers recognize these benefits on an accrual basis rather than on a cash basis. As allowed by FASB 106, the Company has elected to recognize the transition obligation of $10,471,000 over 20 years.

     Aquarion and the Utilities provide health and life insurance benefits for substantially all retired employees. Only those employees who remain until retirement age are eligible. Several different health care plans are offered. Generally, the plans pay stated percentages of covered expenses after a deductible is met. Both active and retired employees are required to contribute toward the cost of these benefits. The Company is funding its postretirement health care benefits through contributions to a Voluntary Employee Beneficiary Association Trust (VEBA). The Company's 1994 tax deductible contribution was $356,000.

     The net periodic postretirement benefit cost for the years ended December 31, was as follows:


 (In thousands)                                    1994      1993
- ----------------------------------------          ------    ------

 Service cost-benefits earned during the
  period                                          $  420    $  344
 Interest cost on benefit obligation                 890       820
 Net amortization and deferral                       524       524
                                                  ------    ------
 Net periodic postretirement benefit cost         $1,834    $1,688
                                                  ======    ======

     Expense recognized for the 12 months ended December 31, 1994 and 1993 amounted to $1,743,000 and $650,000, respectively. The remaining cost has been recorded as a regulatory asset. BHC received approval for recovery of these costs from the DPUC in the rate decision effective August 1, 1993. SWC expects recovery of these costs in future rate proceedings.

     The combined funded status and the related accrual for postretirement benefits other than pensions as of December 31, 1994 and 1993, were as follows:


 (In thousands)                                 1994         1993
- -------------------------------------          ------       ------

 Accumulated postretirement benefit
  obligation:
    Retirees                                  $ 5,576      $ 5,532
    Active plan participants eligible for
     retirement                                 2,226        2,300
    Other active participants                   3,852        4,111
                                              -------      -------
      Net obligations                          11,654       11,943
 Plan assets at fair value                        356            -
                                              -------      -------
 Accumulated postretirement obligation
  less than plan assets                       (11,298)     (11,943)
 Unrecognized net obligation existing at
  January 1, 1993                               9,423        9,947
 Unrecognized net (gain) or loss from
  past experience                                (356)         814
                                              -------      -------
 Accrued postretirement benefit cost          $(2,231)     $(1,182)
                                              =======      =======

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1994 and 1993 was 8.25 percent and 7.5 percent, respectively.

     For measurement purposes, a 10.2 percent annual increase in the per capita cost of covered health care benefits was assumed for 1994 (10.8 percent for 1993). This rate was assumed to decrease gradually to six percent for 2001 and remain at that level thereafter.

     If the health care cost trend rate were increased one percent, the accumulated postretirement benefit obligation as of December 31, 1994 would increase by 16 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the 12 months ended December 31, 1994 would increase by 21 percent.

Postemployment benefits. In January 1994, the Company adopted FASB No. 112 " Employers' Accounting for Postemployment Benefits," which requires the Company to accrue the cost of providing benefits to former or inactive employees after employment but before retirement. These benefits are to be recognized over the employees' years of service or at the date of the event giving rise to such benefits. The impact of this new standard had no material effect on the Company's financial condition or results of operation.



Note 12 - Incentive Stock Plans; Dividend Reinvestment and
- ----------------------------------------------------------
Common Stock Purchase Plan
- --------------------------

     In 1985, shareholders adopted a long-term incentive plan (Stock Plan) that provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance units to key executives. As amended by shareholders in 1990, an aggregate of 525,000 shares of the Company's common stock may be awarded under the Stock Plan, which expired January 30, 1995.

     In 1994, shareholders adopted the Aquarion Company Stock Incentive Plan ("Incentive Plan") that provides for the granting of non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock and performance units (collectively, "Awards"), but no more than an aggregate of 525,000 shares of stock may be awarded under the Incentive Plan or purchased upon the exercise of stock options. No Awards will be granted after April 25, 1999.

     Stock options available under the Stock Plan and Incentive Plan are exercisable at a price equal to the market value, unless otherwise indicated, at the date of the grant and remain exercisable for ten years, conditional on continued employment, from the date of the grant. The following options have been awarded to key executives:


                                        Number      Option Price
                                       of Shares     per Share
- --------------------------------       ---------    ------------

 Outstanding at December 31, 1991       273,700    $22.63-$28.28
 Granted in 1992 (a)                    106,750    $20.63-$24.63
 Expired in 1992                       (137,700)   $22.63-$28.28
 Exercised in 1992                      (16,400)   $22.63-$24.63
                                       --------
 Outstanding at December 31, 1992       226,350    $20.63-$28.28
 Granted in 1993 (a)                     66,550    $25.00-$26.63
 Expired in 1993                         (1,850)   $24.63-$25.00
 Exercised in 1993                      (29,900)   $20.63-$24.63
                                       --------
 Outstanding at December 31, 1993       261,150    $20.63-$28.28
 Granted in 1994 (a)                    271,100    $21.75-$27.13
 Expired in 1994                        (11,800)   $24.63-$27.13
 Exercised in 1994                       (6,300)   $20.63-$25.00
                                       --------
 Outstanding at December 31, 1994       514,150    $20.63-$28.28
                                        =======

(a) These options became or will become exercisable on March 17, 1993, January 22, 1994, February 2, 1995 and
     December 5, 1995, respectively.

     As of December 31, 1994, 252,050 shares were exercisable under the Stock Plan. In addition, 4,495 shares of restricted stock were outstanding as of December 31, 1994, of which 1,921 shares will vest on February 2, 1995.

     The Company maintains a Dividend Reinvestment and common stock Purchase Plan (Reinvestment Plan) which provides holders of its common stock with a method of purchasing additional shares without payment of any brokerage or service charges. In April 1994, the Company amended its Reinvestment Plan to allow shareholders to make optional cash payments at a 5 percent discount from the market price and to include an additional 750,000 shares in the plan. The total number of shares reserved for purchase under the Reinvestment was 1,650,000, of which 905,715 shares were issued at December 31, 1994.

Note 13 - Property, plant and equipment
- ---------------------------------------

     Net property, plant and equipment at December 31, consisted of the following components:


 (In thousands)                            1994          1993
- ------------------------------------      ------        ------

 Organization                            $    185       $    185
 Source of supply                          27,446         26,762
 Pumping                                   14,296         13,395
 Water treatment                           53,371         52,951
 Transmission and distribution            214,687        206,865
 General                                   30,249         30,086
 Construction work in progress             11,766          5,266
 Utility plant held for future use            471            471
 Nonutility                                26,237         31,583
                                         --------       --------
                                          378,708        367,564
 Less: accumulated depreciation           123,166        117,191
                                         --------       --------
                                         $255,542       $250,373
                                         ========       ========

Note 14 - Inventories
- ---------------------

     Inventories at December 31, were comprised of the following:


 (In thousands)                            1994          1993
- ----------------------------------        ------        ------

 Lumber and logs                         $1,333        $1,314
 Materials and supplies                   1,744         1,571
                                         ------        ------
                                         $3,077        $2,885
                                         ======        ======

Note 15 - Statement of cash flows
- ---------------------------------

     Changes in assets and liabilities for the years ended
December 31, net of effects of acquisitions, are set forth below:


(In thousands)                       1994     1993     1992
- --------------------------------    ------   ------   ------

(Increase) decrease in accounts
 receivable                        $(2,703)  $  339     $ 129
(Increase) decrease in inventory      (192)     228      (120)
(Increase) in prepayments           (1,308)  (1,064)     (600)
Increase (decrease) in accounts
 payable and accrued liabilities     4,273      575      (551)
Increase (decrease) in interest
 and taxes payable                   3,168     (241)      340
Net changes in other noncurrent
 balance sheet items                 3,193     (259)     (819)
                                   -------   ------    ------
                                   $ 6,431   $ (422)  $(1,621)
                                   =======   ======   =======

Supplemental cash flow information:

Cash paid for:

Interest                            $8,733   $9,810    $9,602
Income taxes                        $6,306   $5,066    $4,214


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Aquarion Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aquarion Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 1, 5 and 11, the Company changed its method of accounting for postretirement benefits other than pensions in 1993 and income taxes in 1992.


Price Waterhouse LLP
Stamford, Connecticut
January 30, 1995

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



Jack E. McGregor
President & Chief Executive Officer



Janet M. Hansen
Senior Vice President,
Chief Financial Officer
& Treasurer

January 30, 1995

SUPPLEMENTAL FINANCIAL INFORMATION

                                   1994   1993   1992   1991  1990
- ------------------------------     ----    ----   ----   ----  ----

Book value per share              $17.43 $17.07 $16.33 $15.53 $18.84
Payout ratio (per share)           86.6%  92.0%  98.2%   N/A  108.1%
Price/earnings ratio               12.63  16.19  15.2    N/A   14.4
Capitalization:
 Long-term debt                    49.1%  51.0%  51.9%  55.1%  51.8%
 Preferred stock of subsidiaries     .2     .2     .2    1.2    1.3
 Common equity                     50.7   48.8   47.9   43.7   46.9
                                  -----  -----  -----  -----  -----
Total                             100.0% 100.0% 100.0% 100.0% 100.0%
                                  =====  =====  =====  =====  =====

(1)    Computed at December 31.

Quarterly financial data
(Unaudited)
                                Income
                                before
                     Operating  income        Net          Per
                     revenues   taxes       income       share(1)
- ----------------     ---------  ------      ------       --------

 (In thousands, except share data)
 1994
 First quarter       $ 25,850  $ 4,173     $ 2,574       $.40
 Second quarter        29,619    5,943       3,572        .55
 Third quarter         29,649    5,626       3,419        .52
 Fourth quarter        36,855    6,750       2,656        .40
                     --------  -------     -------
 Total               $121,973  $22,492     $12,221
                     ========  =======     =======
 1993
 First quarter       $ 24,687  $ 3,474     $ 2,162       $.36
 Second quarter        26,189    4,328       2,694        .44
 Third quarter         28,914    5,894       3,772        .58
 Fourth quarter        27,565    3,960       2,362        .36
                     --------  -------     -------
 Total               $107,355  $17,656     $10,990
                     ========  =======     =======

(1) Based on a weighted average of common shares outstanding during each quarter.

Market and dividend information
- -------------------------------

     The following table sets forth the high and low closing sale prices of the Company common stock as traded on the New York Stock Exchange (NYSE) and as reported on the NYSE composite tape, along with dividends paid per share on a quarterly basis. At December 31, 1994, there were 7,207 shareholders of record.


 Period                   Closing sales prices      Dividends paid
- ---------------------    ----------------------     ----------------
                            High        Low
- ---------------------    ----------  ---------
 1994
 First quarter           $27 3/4     $24 3/4        $.405
 Second quarter           26 7/8      23             .405
 Third quarter            26          23 1/2         .405
 Fourth quarter           26 1/8      21 5/8         .405

 1993
 First quarter            27 3/4      24 3/4         .405
 Second quarter           27 1/4      25 1/2         .405
 Third quarter            28          25 7/8         .405
 Fourth quarter           28 3/4      26             .405


 Public water supply segment operations highlights

                                 1994      1993      1992      1991     1990
                                 ----      ----      ----      ----     ----

 Water supplied from
 utility operations
 (millions of gallons)
   Residential                   12,463    12,992    12,072   12,657    11,842
   Commercial                     4,815     4,995     5,269    5,812     5,919
   Industrial                     3,289     3,647     3,862    4,291     4,668
   Non-revenue water              4,369     3,900     4,019    4,039     4,296
                                -------   -------   -------  -------   -------
     Total                       24,936    25,534    25,222   26,799    26,725
                                =======   =======   =======  =======   =======

 Number of customer accounts    125,015   123,915   123,325  122,541   121,571
 Population served              496,000   492,000   490,000  487,000   484,000
 Full-time employees                276       289       283      285       292

                                     -43-

                      GRAPHICS APPENDIX LIST
                      ----------------------


 Page in 1994 Annual Report
 to Shareholders where
 graphic appears           Description of Graphic
 ------------------------  ----------------------

 Page 5                    Actual Utility Capital Expenditures
 Page 16                   Net Cash Provided by Operating Activities
 Page 16                   Proceeds from Div. Reinv. Plan
 Page 17                   Interest Expense
 Page 17                   Total Debt
 Page 18                   Percentage of Revenues by Expense Category - 1994
 Page 20                   Percentage of Revenues by utility Operations - 1994
 Page 20                   Pre tax Income


