Form 10-K, Exhibit 13
period 1995-12-31
AQUARION CO
filed 1996-03-27
CIK 49423

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations




The terms "Aquarion Company," "Aquarion," and "the Company" are used in this section for convenience and reading ease.  These terms do not in all cases describe exact intercompany relationships among Aquarion and its subsidiaries.



CAPITAL RESOURCES AND LIQUIDITY


Capital expenditures.  The Company invested $41,600,000 in property,
--------------------
plant and equipment in 1995, compared with $19,800,000 in 1994 and

$17,900,000 in 1993.  Aquarion's utility subsidiary, Bridgeport

Hydraulic Company (BHC), and BHC's subsidiaries, Stamford Water Company

(SWC), New Canaan Water Company (NCWC) and Ridgefield Water Supply

Company (RWSC)(collectively, the Utilities) accounted for approximately

91 percent of plant additions during the three-year period, with the balance being invested primarily in the Company's environmental testing laboratories (Laboratories or IEA) and timber processing operation

(Timber Processing or Timco).  Nonutility capital expenditures totaled approximately $3,500,000 in 1995.  Management estimates that capital expenditures will total $42,200,000 in 1996, of which approximately

$40,400,000 will be for water utility construction programs.  Nonutility capital expenditures will approximate $1,800,000 in 1996.

     Federal Safe Drinking Water Act (SDWA) regulations require water filtration or alternate water treatment measures for BHC's major unfiltered water supplies.  In accordance with SDWA regulations,

engineering for the construction of filtration facilities at BHC's

Hemlocks Reservoir commenced during 1992, and construction began in

October 1994.  The total expected cost of construction through completion in 1997 will approximate $50,000,000, without adjustment for inflation.  Expenditures totaling $22,600,000 have been made for the

Hemlocks filtration project through December 31, 1995 and future costs of construction will be approximately $27,400,000.  Management estimates that the future costs of construction on BHC's Litchfield Division's unfiltered surface water supplies, expected to be completed by 1996,

will approximate $4,700,000 without adjustment for inflation.

Expenditures totaling $3,500,000 have been made for the Lakeville and

Norfolk Reservoirs' filtration programs through December 31, 1995.

Management cannot predict whether future federal, state or local regulations will require additional capital expenditures.



Financing activities.  Due to the magnitude of the Company's construc-
--------------------
tion programs and the capital-intensive nature of the public water sup-

ply business, financing has been provided by both internal and external sources.  Historically, the Company's ability to finance its capital expenditures has depended substantially on rate relief.

     Connecticut Department of Public Utility Control (DPUC) regulations allow water utilities to implement a Construction-Work-in-Progress

(CWIP) water rate surcharge to water bills in order to recover

90 percent of the carrying costs of capital used in mandated SDWA projects, until such time as these projects are completed and placed into rate base.  On December 6, 1995, the DPUC approved a 4.27 percent

CWIP rate surcharge in connection with the construction of the Hemlocks

Reservoir filtration facilities.  In January 1996, BHC filed an application to increase this surcharge to 5.52 percent.  BHC will file these applications quarterly as construction continues through 1997, at which time the facility is expected to be operational and subject to general ratemaking regulations.

     On January 26, 1996, BHC notified the DPUC of its intent to increase its water services rates and charges by 12 percent or

$7,100,000.  BHC will file a formal application with the DPUC on or before March 26, 1996, but no sooner than February 26, 1996.

     As part of the application, BHC will request an opportunity to re-

open the application in 1997 to include the cost of the Hemlocks filtration plant.  If approved, water service rates at that time will increase by approximately an additional 10 percent, plus a cumulative

CWIP rate surcharge, which is estimated to be 11 percent at that time.

     On October 12, 1995, the Company completed the acquisition of NCWC and RWSC and the related property-exchange agreement (Note 4).  At that time, SWC, NCWC and RWSC collectively filed a rate application with the

DPUC for a 9 percent water service rate increase designed to provide a

$1,373,000 increase in annual water service revenues.  As part of that application, these companies propose to equalize the meter rates and service charges of all three companies and to consolidate the operations of all three companies at the SWC headquarters.

     The percentage of capital expenditures financed by net cash from operating activities was 54 percent, 100 percent and 100 percent for the years ended

December 31, 1995, 1994, and 1993, respectively.  (See

"Consolidated Financial Statements-Consolidated Statements of Cash

Flows.")  The remainder has been provided from external financing sources.

     Funds from external sources historically have been borrowed on a short-term basis and periodically refinanced through long-term debt or equity issues.  In May 1995, Aquarion renewed unsecured revolving credit agreements with five banks.  These agreements, which are renewed annually, provide  $50,000,000 of short-term credit availability on a committed basis.  At December 31, 1995, $11,600,000 of short-term borrowings under the agreements was outstanding at a weighted average annual interest rate of 5.96 percent (Note 7).

     The Company obtained funds of $2,696,000 from issuances of Common

Stock under its Dividend Reinvestment and Common Stock purchase plan

(the Plan) in 1995 versus $2,902,000 and $1,841,000 in 1994 and 1993,

respectively.  The Utilities also received $3,054,000 from advances and contributions in aid of construction from developers and customers in

1995.


-----------------------------------------

  INTEREST EXPENSE
      Millions

   1993       $9.2

   1994       $8.4

   1995       $9.3


-----------------------------------------

-----------------------------------------

     TOTAL DEBT
      Millions

   1993      $121.2

   1994      $115.5

   1995      $143.7

-----------------------------------------

     On May 11, 1995, BHC issued a $30,000,000 unsecured note in consideration for a loan of the proceeds from the issuance by the

Connecticut Development Authority (CDA) of an equal amount of tax-exempt

Water Facilities Revenue Bonds.  The tax-exempt CDA bonds have a 40-year maturity and initially bear interest at a weekly rate.  This rate in

1995 ranged between 2.5 percent and 4.8 percent.

     The proceeds of this bond issuance are to be used to finance costs incurred in the construction of the Hemlocks Reservoir filtration project and the filtration facilities at BHC's Lakeville and Norfolk

Reservoirs.  Under the terms of the CDA bonds, proceeds are to be requisitioned from a construction fund held by a trustee for planned capital improvements and, at least initially, used to reduce short-term borrowings incurred to finance the cost of construction.  At December

31, 1995, the Company had requisitioned approximately $21,200,000 for the filtration projects (Note 6).

     The Utilities' financing activities are targeted over the long term to maintain an approximate capitalization structure of 50 percent equity and 50 percent long-term debt.  At December 31, 1995, the Utilities'

combined capitalization structure approximated 55.3 percent equity and

44.7 percent debt, while the Company's consolidated capitalization structure approximated 52 percent equity and 48 percent debt.

     The Company has a target dividend payout ratio, over the long term,

of 75 to 80 percent.  The dividend payout as a percentage of net income was 85 percent and 87 percent in 1995 and 1994, respectively, and 48 percent and 31 percent as a percentage of net cash provided by operating activities in 1995 and 1994, respectively.

----------------------------------------

  DIVIDEND PAYOUT RATIO

    1992         98.2%

    1993         92.0%

    1994         86.7%

    1995         85.3%

-----------------------------------------



Future financing requirements.  As in the past, the Company's ability to
-----------------------------
finance future capital expenditures depends substantially on rate relief.  Rate relief has an impact on cash flow from operating activities and consequently affects the Company's ability to obtain external financing, since sufficient operating cash flows are necessary to maintain debt coverage ratios to allow for the issuance of additional debt securities.  Additionally, rate relief has an impact on the

Company's ability to generate sufficient cash flows to provide a reasonable return in the form of dividends to Aquarion's shareholders.

In light of its substantial need for additional funds, the Company will need additional debt and equity capital to finance future utility construction.  The type, amount and timing of new financings will be based on the Company's general financial policies regarding capitalization, as well as on market conditions and other economic factors.

     The Company's ability to obtain funding from external sources will be affected by the terms of certain of its existing obligations.  Under

BHC's First Mortgage Indenture (BHC Indenture), approximately $5,000,000 of First Mortgage Bonds were outstanding at December 31, 1995.  No additional bonds have been issued under the BHC Indenture since 1980.

Substantially all of BHC's properties are subject to the lien of the BHC

Indenture.

     Additional long-term debt may be issued by the Company under the terms of the Aquarion Senior Notes as long as consolidated long-term debt (including capitalized lease obligations) does not exceed 66 2/3 percent of its consolidated total capitalization, as defined.  BHC may issue additional long-term debt under its Senior  Notes if it meets a similar 66 2/3 percent long-term debt to total capitalization test.

     The Company's need for future external financing may also be affected by future net proceeds from its land-disposition program.  BHC has identified approximately 2,600 acres of off-watershed land, most of which was previously in its rate base, as surplus to utility operations.

Under Connecticut law, net proceeds from the sale of land which has ever been in a utility's rate base must be reinvested in the utility plant,

and profits from such transactions are allocated by the DPUC between the utility's customers and shareholders pursuant to legislative and regulatory criteria.  The after tax gain from the sales of BHC's surplus, off-watershed land amounted to approximately $1,160,000, or

17 cents per share, in 1995 (Note 3).


OTHER.

Inflation.   Inflation, as measured by the Consumer Price Index, increased
---------
2.5 percent, 2.7 percent and 2.7 percent in 1995, 1994, and 1993,

respectively, and primarily affects the Utilities.  The DPUC allows the recovery of depreciation through revenues solely on the basis of the historical cost of plant.  The replacement cost of utility plant would be significantly higher than the historical cost.  While the DPUC gives no recognition in its ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.


RESULTS OF OPERATIONS

1995 compared with 1994
-----------------------

Overview.  The Company's consolidated net income for 1995 was
--------
$12,886,000 compared with net income of $12,221,000 in 1994.  Net income per share was $1.90 in 1995 on a weighted average of 6,794,400 common shares outstanding, compared with $1.87 in 1994 on a weighted average of

6,532,627 common shares outstanding.  Operating results in 1995 reflect an after-tax gain of approximately $1,100,000, or 16 cents per share, as a result of the property-exchange agreement in connection with the acquisition of NCWC and RWSC on October 12, 1995.  This acquisition was accounted for as a pooling of interests and the Company's financial statements have not been restated for previous years due to the limited impact on consolidated operating results in 1995.  In connection with the acquisition, the Company incurred expenses of approximately

$573,000, of which approximately $300,000 were assumed liabilities of the New Canaan Company (NCC), that are reflected in General and

Administrative expenses (Note 4).

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


Operating revenues. Consolidated operating revenues of $118,206,000 in
------------------
1995 were $3,767,000 lower than 1994.  Timber Processing experienced decreased revenues during 1995 of $11,986,000 primarily due to the termination of the rate order with PSNH and corresponding loss of cogeneration revenues.  Revenues from the Laboratories decreased

$645,000 in 1995, reflecting lower sampling receipts and the transfer of the Florida lab to the North Carolina facility in 1995.  Revenues from the Utilities increased $5,428,000, principally due to the addition of

NCWC and RWSC's revenues, the CWIP rate surcharge and increased consumption due to a hot, dry summer in 1995.  Revenues from  property sales increased $3,480,000 due to the sale of NCWC's reservoir and the

Company's continued commitment to sell surplus land.  The Utility

Management Services businesses account for the remainder of this variance.


Operating income.  Operating income for 1995 decreased $926,000 over
----------------
1994 levels.  This decrease was primarily the result of higher utility operating income and the sale of NCWC's reservoir, offset by the termination of the rate order with PSNH and corresponding loss of the cogeneration revenues.

Operating expenses.  Operating expenses for 1995 were $41,947,000, a
------------------
decrease of $5,469,000 over 1994.  Timber Processing had lower operating expenses of $7,549,000 compared with 1994 primarily due to the costs associated with the termination of the rate order in 1994.  Operating expenses from property sales increased by $1,205,000 due to the increased activity in the land sales program.  The Utilities experienced an increase in operating expenses of $1,216,000 principally due to the additional expenses associated with NCWC and RWSC and higher expenses associated with purchased water, fuel purchases and maintenance.  The

Laboratories and Utility Management Services businesses account for the remainder of the costs associated with this variance.


General & administrative expenses.  General and administrative expenses
---------------------------------
totaled $20,404,000, a $195,000 increase over 1994.  This variance is primarily the result of increased expenses of $2,321,000 for the

Utilities due to the acquisition of NCWC and RWSC, partially offset by a

$1,900,000 charge in 1994 related to the investment in the Partnership.

The Laboratories, Timber Processing, Real Estate, Corporate and Utility

Management Services businesses account for the remainder of the variance.

---------------------------------------------------

   EXPENDITURES PER REVENUE DOLLAR
                1995

                              CENTS
                              -----

 Operating expenses           35.4

 General & administrative     17.3

 Depreciation                 10.2

 Interest expense *            7.1

 Other taxes                  10.7

 Income taxes                  8.4

 Net income                   10.9

* Net of AFUDC
---------------------------------------------------

---------------------------------------------------

   EXPENDITURES PER REVENUE DOLLAR
                1994

                              CENTS
                              -----

 Operating expenses           38.9

 General & administrative     16.6

 Depreciation                  9.5

 Interest expense *            6.4

 Other taxes                  10.2

 Income taxes                  8.4

 Net income                   10.0

* Net of AFUDC
---------------------------------------------------

Depreciation expense.  Depreciation expense in 1995 was $375,000 higher
--------------------
than 1994.  This increase is attributable to the additional depreciation from NCWC and RWSC partially offset by the retirement of the cogeneration plant at the Timco facility in 1994.


Interest expense.  Interest expense for 1995 was $892,000 higher then
----------------
1994 due to the interest expense associated with the 1995 debt issuance by BHC of $30,000,000 and higher short-term borrowing rates.


Taxes other than income taxes.  Taxes other than income taxes were
-----------------------------
$248,000 higher than 1994.  Increased payroll and gross earnings taxes of $473,000 offset by lower property taxes of $225,000 in 1995 account for this variance.

     The following table sets forth information about Aquarion's operations by industry segment for the years ended December 31, as follows:

                                  1995                1994               1993
------------------------------------------------------------------------------------
(In thousands, except         Amount   %         Amount     %        Amount    %
percentages)
                            --------  ------   --------   ------   --------  ------
Operating revenues:

     Public water supply     $78,488   66.4%   $ 73,060     59.9%   $71,280    66.4%

     Environmental
     laboratories and
     utility management
     services                 24,236   20.5      24,925     20.4     23,132    21.5

     Timber processing         9,324    7.9      21,310     17.5     12,298    11.5

     Real estate               6,158    5.2       2,678      2.2        645     0.6

                            --------  ------   --------   ------   --------  ------

Total operating revenues    $118,206  100.0%   $121,973    100.0%  $107,355   100.0%
                            ========  ======   ========   ======   ========  ======

(1) Operating income
     Public water supply    $ 26,895           $ 25,862            $ 26,475

     Environmental
     laboratories and
     utility management
     services                    711                933                (705)

     Timber processing           945              5,015               1,496
     Real estate               3,938              1,605                  40

                            --------           --------            --------
Total operating income        32,489             33,415              27,306

Unallocated interest, AFUDC
and other expenses, net(2)    (9,702)           (10,923)             (9,651)
                            --------           --------            --------
Income before income
taxes                       $ 22,787           $ 22,492            $ 17,655
                            ========           ========            ========

(1) Operating income is defined as operating revenues less total costs and expenses, other than interest expense, income taxes, allowance for funds used during construction (AFUDC), subsidiary preferred dividends and other expenses, net.

(2) Includes goodwill amortization of $402,000 in 1995, 1994 and 1993, acquisition costs of $573,000 in 1995, and a Partnership charge of $1,900,000 in 1994.


Income taxes.  Income taxes for 1995 were $370,000 lower than 1994
------------
primarily due to the non-recurring charge recorded in 1994 related to the Partnership.


Significant changes in balance sheet accounts.  Net property, plant and
----------------------------------------------
equipment increased by $40,212,000 due primarily to construction at the filter plants and the acquisition of NCWC and RWSC.

     The increase in inventories was largely the result of the Timber

Processing division's build-up of inventory to reach a level appropriate with seasonality and the current market conditions.

     Long-term debt increased by $20,525,000 which was primarily the result of BHC's $30,000,000 debt issue in 1995.

     Accounts payable and accrued liabilities incurred an increase of

$3,464,000 which was principally the result of higher general accounts payable at December 31, 1995, accrued insurance, accrued retirement benefits and the accrual of the final settlement payment for the acquisition of SRK Holding, Inc. (SRK).  The final settlement of this transaction and the liquidation of the remaining SRK nonlaboratory assets in 1995 did not have a material effect on the Company's results.

The final settlement results in a payment of $600,000 to the former SRK shareholders.

     The decrease of $2,366,000 in income taxes payable is the result of higher taxable income related to the sale of the rate order, at December

31, 1994, that was paid in the first quarter of 1995.

     Accrued postretirement benefit cost increased by $834,000 due to the Company implementing Financial Accounting Standards Board (FASB)

Statement No. 106 "Employers' Accounting for Postretirement Benefits

other than Pensions," in 1993, whereby the Company recognizes a net postretirement liability representing the cumulative difference between each year's charges against operating results for net periodic postretirement benefit cost, and each year's cash payments for retiree health care and life insurance benefits (Note 11).


1994 COMPARED WITH 1993

Operating revenues. Consolidated operating revenues of $121,973,000 in
------------------
1994 were $14,618,000 higher than 1993.  Timber Processing experienced increased revenues during 1994 of $9,012,000 principally due to the termination of the rate order with PSNH, and to a lesser extent,

increased volume and sales prices for lumber.  Revenues from  property sales increased $2,033,000 due to the Company's continued commitment to sell surplus land.  Revenues from the Laboratories increased $1,793,000 in 1994, reflecting higher sampling receipts in 1994, partially offset by the sale of the Air Services Division in the fourth quarter of 1993.

Revenues from the Utilities increased $1,780,000, principally due to a

21 percent water service rate increase for BHC which became effective

August 1, 1993, partially offset by CWIP rate surcharge revenues recorded during the first seven months of 1993.


Operating income.  Operating income for 1994 increased $6,109,000 over
----------------
1993 levels.  The increase was primarily the result of Timber

Processing's termination of the rate order with PSNH, increased property sales in 1994 and higher operating revenues at the Utilities and

Laboratories.


Operating expenses.  Operating expenses for 1994 were $47,416,000, an
------------------
increase of $7,140,000 over 1993.  Timber Processing had higher operating expenses of $5,459,000 compared with 1993 primarily due to the costs associated with the termination of the cogeneration operation and higher production costs associated with an increased sales volume.

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

Management Services businesses account for the remainder of this variance.


General & administrative expenses.  General and administrative expenses
---------------------------------
totaled $20,209,000, a $2,004,000 increase over 1993.  This variance is primarily the result of a $1,900,000 charge related to the investment in the Partnership.  Increased expenses associated with BHC's adoption of

FASB No. 106 in 1993, partially offset by lower costs associated with worker's compensation insurance, outside services and miscellaneous expenses at the Utilities, account for $203,000 of this variance.  The

Laboratories, Timber Processing, Real Estate, Corporate and Utility

Management Services businesses account for the remainder of the variance.


Depreciation expense.  Depreciation expense in 1994 was $1,013,000
--------------------
higher than 1993.  This increase is attributable to the addition of

BHC's Easton Lake Reservoir Water Treatment Plant, which was placed in service in June 1993; a higher composite annual depreciation rate for

BHC effective August 1, 1993; and, routine plant additions by the

Utilities, Laboratories and Timber Processing.


Interest expense.  Interest expense for 1994 decreased $874,000
----------------
primarily due to lower average total debt outstanding coupled with lower long-term borrowing rates due to the debt refinancing in 1993.


Taxes other than income taxes.  Taxes other than income taxes were
-----------------------------
$444,000 higher than 1993.  Increased payroll and gross earnings taxes of $271,000 as well as higher property taxes of $173,000 attributable to a higher property base in 1994, account for the variance.


Income taxes.  Income taxes for 1994 were $3,606,000 higher than 1993
------------
primarily due to higher taxable income and increased state taxes on the termination of the cogeneration operation.


Seasonality.  The Company's operating results are subject to weather
-----------
variations and seasonal fluctuations due to an increased demand for water and for environmental testing procedures in the warmer months.

(See Supplemental Financial Information to Consolidated Financial

Statements for selected quarterly data for 1995 and 1994.)

                    Aquarion Company and Subsidiaries
                    Consolidated Statements of Income


In thousands, except share data

Year ended December 31                 1995         1994         1993
--------------------------------     ---------    ---------    ---------
Operating revenues                   $ 118,206    $ 121,973    $ 107,355
                                     ---------    ---------    ---------
Costs and expenses:
  Operating                             41,947       47,416       40,276

  General and administrative            20,404       20,209       18,205

  Depreciation                          12,011       11,636       10,623

  Interest expense                       9,260        8,368        9,242

  Taxes other than income               12,669       12,421       11,977
                                     ---------    ---------    ---------
Total costs and expenses                96,291      100,050       90,323
                                     ---------    ---------    ---------
                                        21,915       21,923       17,032

Allowance for funds used during
  construction                             872          569          623
                                     ---------    ---------    ---------
Income before income taxes              22,787       22,492       17,655

Income taxes                             9,901       10,271        6,665
                                     ---------    ---------    ---------
  Net income                         $  12,886    $  12,221    $  10,990
                                     ---------    ---------    ---------
  Per share                          $    1.90    $    1.87    $    1.76
                                     =========    =========    =========
Weighted average common shares
  outstanding                        6,794,400    6,532,627    6,237,875
                                     =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                    Aquarion Company and Subsidiaries
                       Consolidated Balance Sheets


Assets

In thousands December 31,                  1995          1994
------------------------------------       ----          ----

Property, plant and equipment            $432,480       $378,708

Less: accumulated depreciation            136,726        123,166
                                         --------       --------
  Net property, plant and equipment       295,754        255,542

Current assets:

Cash and cash equivalents                     635          1,335
                                         --------       --------
Accounts receivable:

  Customers                                15,859         15,946

  Miscellaneous                             1,263          1,158
                                         --------       --------
                                           17,122         17,104

Less: allowance for doubtful accounts       2,916          2,762
                                         --------       --------
                                           14,206         14,342

Accrued revenues                            9,108          9,596

Inventories                                 4,105          3,077

Prepaid expenses                            7,737          6,931
                                         --------       --------
  Total current assets                     35,791         35,281
                                         --------       --------
Goodwill                                   10,270         10,283

Recoverable income taxes                   44,922         47,099

Other assets                               27,243         22,665
                                         --------       --------
                                         $413,980       $370,870
                                         ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                    Aquarion Company and Subsidiaries
                       Consolidated Balance Sheets


Liabilities and Shareholders' Equity

In thousands, except share data

December 31,                                            1995         1994
------------------------------------                    ----         ----

Shareholders' equity:

Preferred stock, no par value, authorized
  2,500,000 shares not to exceed aggregate value
  of $25,000,000, issuable in shares--none issued     $      -      $     -

Common stock, stated value: $1

  Authorized--16,000,000 shares

  Issued 6,936,574 shares in 1995 and 6,690,013
    shares in 1994                                       6,937        6,690

Capital in excess of stated value                       98,213       94,152

Retained earnings                                       18,583       16,628
                                                      --------     --------
                                                       123,733      117,470

Less: treasury stock, at cost                            2,231        2,338
                                                      --------     --------
  Total shareholders' equity                           121,502      115,132
                                                      --------     --------

Redeemable preferred stock of subsidiaries                 285          330
                                                      --------     --------
Long-term debt and other obligations                   131,991      111,466
                                                      --------     --------

Current liabilities:

  Short-term borrowings, unsecured                      11,600            -

  Current maturities of long-term debt                      62        4,077

  Accounts payable and accrued liabilities              15,221       11,757

  Dividends payable                                      2,776        2,675

  Accrued interest                                       2,023        2,035

  Taxes other than income taxes                          1,713        1,532

  Income taxes                                           1,805        4,171
                                                      --------     --------
    Total current liabilities                           35,200       26,247
                                                      --------     --------

Advances for construction                               26,264       23,407

Contributions in aid of construction                    23,959       21,589

Deferred land sale gains                                   620          427

Accrued postretirement benefit cost                      3,065        2,231

Recoverable income taxes                                 5,944        6,005

Deferred income taxes                                   65,150       64,036

Commitments & contingencies (Note 9)                         -            -
                                                      --------     --------
                                                      $413,980     $370,870
                                                      ========     ========


The accompanying notes are an integral part of these consolidated financial statements.

                        Aquarion Company and Subsidiaries
                      Consolidated Statements of Cash Flows


In thousands,

Year ended December 31                             1995     1994         1993
------------------------------                     ----     ----         ----

Cash flows from operating activities:

 Net income                                      $12,886   $12,221     $10,990

  Adjustments reconciling net income to net cash provided by operating activities

  Depreciation and amortization                   12,979    12,542      11,588

  Provision for losses on accounts
  receivable                                         842     1,067       1,707

  Deferred tax provision                           1,261       662       1,610

  Proceeds from sale of surplus land, net of
  gains                                            2,798     1,372         333

  Gain on disposition of property                 (2,033)        -           -

  Allowance for funds used during
  construction                                      (872)     (569)       (623)

 Change in assets and liabilities (Note 15)        (5,524)    6,431        (422)
                                                 -------   -------     -------
    Net cash provided by operating
    activities                                    22,337    33,726      25,183
                                                 -------   -------     -------

Cash flows from investing activities:

 Capital additions, excluding an allowance
    for funds used during construction           (41,646)  (19,766)    (17,898)

 Advances and contributions in aid of
    construction                                   3,054     1,985       1,398

 Refunds on advances for construction              (288)     (465)       (417)

 Other investing activities                         (25)     (178)       (605)
                                                 -------   -------     -------
    Net cash used in investing activities        (38,905)  (18,424)    (17,522)
                                                 -------   -------     -------

Cash flows from financing activities:

  Proceeds from the issuance of long-term
    debt                                          20,588         -      10,000

  Proceeds from the issuance of common
    stock, net                                     2,644     2,836      12,845

  Net borrowings (repayments) of short-term
    debt                                          11,600    (5,500)    (12,100)

  Common dividends paid                          (10,830)  (10,554)    (10,091)

  Principal and premium payments on
    long-term debt                                (7,682)      (68)     (5,241)

  Debt issuance costs                               (407)     (726)     (2,174)

  Purchase of treasury stock                           -         -      (1,084)

  Payments for redemption of preferred stock         (45)      (45)        (45)
                                                 -------   -------     -------
    Net cash provided by (used in) financing
      activities                                  15,868   (14,057)     (7,890)
                                                 -------   -------     -------

  Net (decrease) increase in cash and cash
    equivalents                                     (700)    1,245        (229)

  Cash and cash equivalents, beginning of
    year                                           1,335        90         319
                                                 -------   -------     -------
  Cash and cash equivalents, end of year        $    635   $ 1,335     $    90
                                                ========   =======     =======


The accompanying notes are an integral part of these consolidated financial statements.

                                    Aquarion Company and Subsidiaries
                             Consolidated Statements of Shareholders' Equity

                                     Common Stock      Capital                Treasury Stock     Total
                                  ----------------    in excess            -------------------   share-
                                  Number of  Stated   of stated  Retained  Number of            holders'
In thousands, except share data     shares    value     value    earnings   shares    Amount     equity
-------------------------------   ---------   ------    -----    --------- ---------  ------     ------

Year ended December 31, 1993

Balance, December 31, 1992        6,032,109    $6,032   $79,129    $14,327    81,434  $(2,323)   $97,165

Net income                                -         -         -     10,990         -        -     10,990

Proceeds from the issuance of
  common stock, net                 460,000       460    10,741          -         -        -     11,201

Dividends on common stock                 -         -         -    (10,302)        -        -    (10,302)

Dividend reinvestment plan           72,424        73     1,571          -         -        -      1,644

Treasury stock transactions               -         -         -          -    10,857     (217)      (217)
                                  ---------    ------   -------    -------    ------  -------   --------
Balance, December 31, 1993        6,564,533    $6,565   $91,441    $15,015    92,291  $(2,540)  $110,481
                                  ---------    ------   -------    -------    ------  -------   --------

Year ended December 31, 1994

Net income                                -         -         -     12,221         -        -     12,221

Dividends on common stock                 -         -         -    (10,608)        -        -    (10,608)

Dividend reinvestment plan          125,480       125     2,711          -         -        -      2,836

Treasury stock transactions               -         -         -          -    (7,299)     202        202
                                  ---------    ------   -------    -------    ------  -------   --------
Balance, December 31, 1994        6,690,013    $6,690   $94,152    $16,628    84,992  $(2,338)  $115,132
                                  ---------    ------   -------    -------    ------  -------   --------

Year ended December 31, 1995

Net income                                -         -         -     12,886         -        -     12,886

Shares issued for Acquisition
  of NCWC & RWSC                    123,053       123     1,540          -         -        -      1,663

Dividends on common stock                 -         -         -    (10,931)        -        -    (10,931)

Dividend reinvestment plan          123,508       124     2,521          -         -        -      2,645

Treasury stock transactions               -         -         -          -    (3,701)     107        107
                                  ---------    ------   -------    -------    ------  -------   --------
Balance, December 31, 1995        6,936,574    $6,937   $98,213    $18,583    81,291  $(2,231)  $121,502
                                  =========    ======   =======    =======    ======  =======   ========

     The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Aquarion Company (Aquarion) is a holding company whose subsidiaries are engaged both in the regulated utility business of public water supply and in various nonutility businesses.  Aquarion's utility subsidiary, Bridgeport Hydraulic Company (BHC) and BHC's subsidiaries,

Stamford Water Company (SWC), New Canaan Water Company (NCWC) and

Ridgefield Water Supply Company (RWSC)(collectively, the Utilities)

collect, treat and distribute water to residential, commercial and industrial customers, to other utilities for resale, and for private and municipal fire protection.  The Utilities provide water to customers in

24 communities in Fairfield, New Haven, and Litchfield Counties in

Connecticut, including communities served by other utilities to which water is available on a wholesale basis for back-up supply and peak demand purposes through BHC's Southwest Regional Pipeline.  BHC is the largest investor-owned water company in Connecticut and, with its subsidiaries, is among the 10 largest investor-owned water companies in the nation.  The Utilities are regulated by several Connecticut agencies, including the Department of Public Utility Control (DPUC).

Aquarion and its subsidiaries (collectively, the Company) are also engaged in nonutility activities.  The Company conducts an environmental testing laboratory business through its Industrial and Environmental

Analysts, Inc. (IEA) family of five laboratories which analyze contaminants in hazardous waste, soil, air and water.  Additionally, the

Company is engaged in various utility management service businesses through Hydrocorp, Inc. (Hydrocorp) and Aquarion Management Services,

Inc. (AMS), owns a  Timber Processing business through Timco, Inc.

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


Principles of consolidation.  The consolidated financial statements
---------------------------
include the accounts of the Company and its majority-owned subsidiaries.

Investments in entities in which the Company owns more than 20 percent but 50 percent or less are accounted for by the equity method and investments in entities in which the Company owns less than 20 percent are accounted for at cost.  All non-majority-owned investments are included within the caption "Other assets" in the Consolidated Balance

Sheets.

     All significant intercompany accounts and transactions have been eliminated.


Property, plant and equipment.  Property, plant and equipment is stated
-----------------------------
at cost.  The costs of additions to and replacements of retired units of property are capitalized.  Costs include charges for direct material,

labor and services, and indirect charges related to construction, such as engineering, supervision, payroll taxes and employee benefits.  The

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

     For financial reporting purposes, depreciation is provided for principally by use of the straight-line method over the estimated service lives of the respective assets.  Depreciation is computed based on estimated useful lives of 8 to 75 years for utility plant and equipment and 3 to 20 years for nonutility plant and equipment. For income tax depreciation purposes, the Company uses various accelerated tax lives and rates as allowed under the Internal Revenue Code.


Statement of cash flows.  For purposes of reporting cash flows, the
-----------------------
Company considers all highly liquid investments that have a maturity of three months or less when purchased to be cash equivalents.


Earnings per share.  Earnings per share is based on the annual weighted
------------------
average number of shares outstanding and common share equivalents.

Common share equivalents consist of outstanding employee stock options,

which do not have a significant impact on the calculation.


Allowance for funds used during construction.  AFUDC is recognized by
--------------------------------------------
the Utilities by applying the last allowed rate of return on rate base approved by the DPUC (9.62 percent for BHC and 10.69 percent for SWC at

December 31, 1995) to construction projects exceeding $10,000 and requiring more than one month to complete.  AFUDC represents the net cost of borrowed funds used for construction purposes for the period of construction and a reasonable rate of return on other funds when so used.  AFUDC represents a noncash credit to income.

     Utility plant under construction is not recognized as part of the

Utilities' rate base for ratemaking purposes until such facilities are placed in service.  Accordingly, the Utilities capitalize AFUDC as a portion of the construction cost of utility plant until it is completed.

Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.


Construction-work-in-progress surcharge.  DPUC regulations allow water
---------------------------------------
utilities to implement a CWIP rate surcharge to customer water bills in order to recover 90 percent of the carrying costs of capital used in

SDWA-mandated projects, until such time as these projects are completed.

The CWIP rate surcharge is in lieu of AFUDC and is included in water service revenues.  In October 1994, BHC filed with the DPUC an application to implement a CWIP rate surcharge in connection with the construction of its Hemlocks Reservoir filtration facilities in

Fairfield, Connecticut. BHC will continue to file applications quarterly to increase this surcharge as construction continues through 1997, at which time the filtration facilities are expected to be operational and subject to general ratemaking regulations (Note 2).


Revenue recognition.  The Utilities accrue revenue for the estimated
-------------------
amount of water sold but not billed at the end of each period.  Timber

Processing revenues are recognized as the related timber products are shipped.  Revenues from sales of real estate are recognized when the transaction is consummated and title has passed.


Inventories.  Inventories are valued at the lower of cost or market,
-----------
with cost being determined on the basis of the "first-in, first-out"

(FIFO) method.  Materials and supplies are valued at average cost.


Other assets.  Other assets consist primarily of prepaid taxes,
------------
financing charges, rate case and other expenses, as well as certain items amortized, subject to DPUC approval, over their anticipated period of recovery.

     Deferred rate case expenses are amortized over periods allowed by the DPUC, generally one to three years.  Deferred financing charges are amortized over the lives of the related debt issues.


Goodwill.  The excess of the cost of investments in subsidiaries over
--------
the fair value of the net assets acquired at December 31, 1995 and 1994 was $10,270,000 and $10,283,000 respectively, net of accumulated amortization of $3,765,000 and $3,339,000.  Amortization is computed on a straight-line basis over periods ranging from 10 to 30 years.

Amortization expense totaled $426,000, $426,000 and $474,000 for the years ended December 31, 1995, 1994, and 1993, respectively.  The

Company evaluates the realizability of goodwill based upon estimated undiscounted cash flows for each subsidiary having a significant goodwill balance.  Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1995.

Fair value of financial instruments.  The carrying amount of cash and
-----------------------------------
cash equivalents, trade accounts receivable, and short-term borrowings approximate their fair values due to their short-term nature.  The fair value of long-term debt based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities at December 31 was as follows:

                (In thousands)         1995      1994
                ----------------------------------------

                Fair Value           $122,212  $ 90,278

                Carrying Value        131,991   111,466

Advances for construction/contributions in aid of construction.  The
--------------------------------------------------------------
Utilities receive cash advances from developers and customers to finance construction of new water main extensions.  These advances are partially refunded over a 10-year contract period as water revenues are earned from those new customers.  Any remaining unrefunded balances are reclassified to "Contributions in aid of construction" in the

Consolidated Balance Sheets and are no longer refundable.


Income taxes.  In accordance with FASB Statement No. 109, "Accounting
------------
for Income Taxes," the Company provides deferred taxes for all temporary book-tax differences using the liability method.  The liability method requires that deferred tax balances be adjusted to reflect enacted future tax rates that are anticipated to be in effect when the temporary differences reverse.  In accordance with generally accepted accounting principles for regulated industries, the Company reflects as income tax expense the amount of tax currently payable, except for accelerated depreciation since 1981 and the tax effect of post-1986 contributions in aid of construction, for which deferred income taxes have been provided on an annual basis.  This method, known as the flow-through method of accounting, is consistent with ratemaking policies of the DPUC.

Management believes that these deferred taxes will be recovered through the rate-making process.  Accordingly, the Company has recorded an off-

setting regulatory asset included in the accompanying Consolidated

Balance Sheets as "Recoverable income taxes."  Deferred investment tax credits are amortized ratably based upon the book life of the property

(Note 5).


Accounting for Long-Lived Assets.  The Company has elected to defer
--------------------------------
adoption of FASB Statement No. 121 "Accounting for the Impairment of

Long-Lived Assets and for Long-Lived Assets to be Disposed Of" until

1996.  The effect of the adoption of this standard is not anticipated to have a material impact on the Company's financial statements.


Accounting for Stock-Based Compensation.  In accordance with FASB
---------------------------------------
Statement No. 123 "Accounting for Stock-Based Compensation," the Company

will elect in 1996 to adopt the disclosure method of accounting for stock-based compensation.


Estimates.  The accompanying consolidated financial statements reflect
---------
judgements and estimates made in the application of the above accounting policies.


Reclassification.  Certain prior-year amounts have been reclassified to
----------------
conform with current year presentation.



NOTE 2 - REGULATORY MATTERS

Rates.    On January 26, 1996, BHC notified the DPUC of its intent to
-----
increase its water services rates and charges by 12 percent or

$7,100,000.  BHC will file a formal application with the DPUC on or before March 26, 1996, but no sooner than February 26, 1996.

     As part of the application, BHC will request an opportunity to re-

open the application in 1997 to include the cost of the Hemlocks filtration plant.  If approved, water service rates at that time will increase by approximately an additional 10 percent, plus a cumulative

CWIP rate surcharge, which is estimated to be 11 percent at that time.

     On October 13, 1995, SWC, NCWC and RWSC collectively, filed a rate application with the DPUC for a 9 percent water service rate increase designed to provide a $1,373,000 increase in annual water service revenues.  As part of that application, these companies propose to equalize the meter rates and service charges of all three companies, and to consolidate the operations of all three companies at the SWC headquarters.

     On October 20, 1994, BHC filed with the DPUC an application to implement a CWIP rate surcharge in  order to recover 90 percent of the carrying costs of capital used in the construction of a federally mandated filtration plant at its Hemlocks Reservoir in Fairfield,

Connecticut, which is estimated to cost approximately $50,000,000.  BHC will file applications with the DPUC quarterly to increase this surcharge as construction continues through 1997, at which time the filtration facilities are expected to be operational and subject to general ratemaking regulations.  On December 6, 1995, a 4.27 percent

CWIP rate surcharge was approved that will increase BHC's revenues by

$2,585,000 on an annual basis.  In January 1996, BHC filed an application to increase this surcharge to 5.52 percent, which would increase BHC's revenues by an additional $756,000 to $3,341,000 on an annual basis.



NOTE 3 - SALE OF SURPLUS LAND


     Proceeds from the sale of land are recorded as revenue at the time of closing, and portions of pretax gains required to be deferred by the

DPUC are amortized as a reduction in the Utilities' operating expenses over various time periods as stipulated by the DPUC.

     In 1995, the Company sold approximately 90 acres of surplus land located in Easton, Monroe, Shelton and Weston, Connecticut.  The

proceeds from these sales totaled $3,957,500.  Total gains, including recognition of deferred gains from prior land sales of $80,000,

approximated $1,160,000, or 17 cents per share.  In addition, on October

12, 1995, BHC completed the acquisition of NCWC and RWSC.  As the result of the related property-exchange agreement, Aquarion recorded an after-

tax gain of approximately $1,100,000, or 16 cents per share, in the fourth quarter of 1995.

     In 1994, the Company sold approximately 43 acres of surplus land located in Shelton and Weston, Connecticut.  The proceeds from these sales totaled $2,185,000.  Total gains, including recognition of deferred gains from prior land sales of $10,000, approximated $813,000 or 13 cents per share.  In addition, the Company recognized a gain of

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



NOTE 4 - ACQUISITIONS

     On October 12, 1995 the Company completed the acquisition of NCWC and RWSC for 123,053 shares of Aquarion common stock with a market value of $2,828,692 and the repayment of certain indebtedness of The New

Canaan Company (NCC) in the amount of $100,000.  Immediately after the acquisition closed, the parties completed a property exchange whereby the Monroe Environmental Leasing Partnership (MELP) transferred to NCWC a commercial building and the property on which it is situated, NCWC transferred a reservoir and related property to the Second Taxing

District of Norwalk (STD) and STD in turn paid $2,200,000 to MELP, which also received $214,157 from Aquarion.  The property exchange resulted in net income to Aquarion of approximately $1,100,000, or 16 cents per share in 1995.

     Consolidated annual revenues from NCWC and RWSC were approximately

$3,300,000 and $2,900,000 for the years ended December 31, 1995 and

1994.  The acquisition was accounted for as a pooling of interests, and the Company did not restate the previous year's financial statements due to the limited impact on consolidated operating results in 1995.

     On June 1, 1995, the Company completed the previously announced acquisition of all of the operating assets of Kent Water Company, a privately held water company serving 315 customers in Kent, Connecticut,

for $60,000 in cash, the assumption of liabilities of $120,000 and the assumption of debt of $1,220,000.  Kent Water Company has annual revenues of approximately $200,000.

     On July 11, 1995, the Company filed an application with the DPUC to acquire all of the operating assets of Lakeside Water Company for

$100,000 in cash and the assumption of Lakeside's CDA loan of approximately $101,000.  Lakeside, which has 160 customers, serves

Southbury, Connecticut, and has approximate annual revenues of $48,000.

Regulatory approval is pending.

     On July 25, 1995, the Company filed an application with the DPUC to acquire all of the operating assets of Timber Trails Community Service

Corporation's Water Division for $15,000 in cash, with the option to purchase two additional parcels of land for future improvements to serve existing customers.  A final decision is pending subject to the

Department of Public Health approval.  The Company has been directed by the DPUC to operate the Timber Trails water system in the interim.

Timber Trails, which has 114 customers, serves Sherman and New

Fairfield, Connecticut, and has approximate annual revenues of $50,000.


NOTE 5 - INCOME TAXES

     Income tax expense for the three years ended December 31, consisted of the following:


(In thousands)                      1995        1994        1993
---------------------------         ----        ----        ----

Current:

  Federal                          $6,297     $ 7,006      $3,441

  State                             2,343       2,603       1,614
                                   ------      -------     ------
      Total current                 8,640       9,609       5,055

 Deferred:

   Federal                          1,542          981      1,833

   State                             (281)        (319)      (223)
                                   ------      -------     ------
       Total deferred               1,261          662      1,610
                                   ------      -------     ------
 Total income tax expense          $9,901      $10,271     $6,665
                                   ======      =======     ======


     A reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense for the years ended

December 31, is as follows:


(In thousands)                                        1995       1994       1993
------------------------------------------------      ----       ----       ----

Tax at statutory rate                                $7,975    $ 7,874     $6,181

Increases (reductions) in taxes resulting from:

   State taxes, net of federal income taxes           1,340      1,485        904

   Contribution deduction-sale of surplus land            -       (105)      (131)

   Excess depreciation and basis amortization           683        662        630

   Partnership investment                                 -        665          -

   Bond premium costs                                    18       (455)      (423)

   Investment tax credit                               (162)      (152)      (152)

   Amortization and write-down of goodwill              141        146        163

   Other items, net                                     (94)       151       (507)
                                                     ------    -------     ------
Actual income tax expense                            $9,901    $10,271     $6,665
                                                     ======    =======    =======


Deferred tax liabilities (assets) at December 31, were comprised of the following:

                                             1995        1994       1993
                                             ----        ----       ----

Utility temporary differences               $43,770     $46,703    $45,981

Depreciation                                 18,944      15,398     14,712

Investment tax credits                        1,233         990      1,023

Other                                         1,203         945      1,543
                                            -------     -------    -------
Gross referenced tax liabilities             65,150      64,036     63,259
                                            -------     -------    -------

Contributions in aid of construction         (6,503)     (6,229)    (5,654)

Alternative minimum tax                           -           -     (1,279)

Other                                        (3,168)     (2,813)    (2,215)
                                            -------     -------    -------
Gross deferred tax assets                    (9,671)     (9,042)    (9,148)
                                            -------     -------    -------
                                            $55,479     $54,994    $54,111
                                            =======     =======    =======

NOTE 6 - LONG-TERM DEBT

     Long-term debt at December 31, consisted of the following:


(In thousands)                                     1995         1994
-----------------------------------------------------------------------

First mortgage bonds

Series Q, 4.625%, due August 1, 1995             $     -        $4,000

Series R, 6.875%, due November 1, 1998             5,000         5,000

Notes payable - unsecured

7.8% senior notes due June 1, 1997                15,000        15,000

                                -32-

(in thousands)                                     1995          1994
----------------------------------------           ----          ----

5.95% senior note due January 4, 1999             10,000        10,000

9.55% senior notes due February 1, 2021           20,000        20,000

7.25% note due June 1, 2020 (a)                    7,000         7,000

5.5% note due June 1, 2028 (b)                    12,000        12,000

5.6% note due June 1, 2028 (b)                    10,000        10,000

5.8% note due March 1, 2029 (b)                    7,700         7,700

6.05% note due March 1, 2029 (b)                  10,000        10,000

Adjustable rate note due April 1, 2035            30,000             -

5.3% note due September 1, 2028                    8,980         8,980

4.4% note due November 1, 2004 (c)                 5,700         5,700

7.4%-14.1% capital lease obligations                  84           163
                                                --------      --------
                                                 141,464       115,543

Less: Amounts due within one year                     62         4,077

Balance of adjustable rate note proceeds
held by trustee                                    9,411             -
                                                --------      --------
                                                $131,991      $111,466
                                                ========      ========

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

     (c)  This Timco financing bears interest at a rate adjusted each

November 1 until such time as Timco elects to convert to a fixed rate.  On

November 1, 1995, the interest rate was adjusted from 4.75 percent to 4.40 percent.  Bondholders may elect to have their bonds redeemed at a price equal to 100 percent of the principal amount on each November 1 until conversion of the interest rate on the bonds to a fixed rate.


     On May 11, 1995, BHC issued a $30,000,000 unsecured note in consideration for a loan of the proceeds from the issuance by the

Connecticut Development Authority (CDA) of an equal amount of tax-exempt

Water Facilities Revenue Bonds.  The tax-exempt CDA bonds have a 40-year maturity and initially bear interest at a weekly rate.  This rate in 1995 ranged between 2.5 percent and 4.8 percent.  At the option of the Company,

the bonds may be converted or reconverted from time to time to or from a daily, weekly or flexible rate mode and with the consent of the CDA to a multiannual (fixed for periods of one year or multiples thereof) rate mode.  In addition, the bonds, with the consent of the CDA, may be converted for their remaining term to bear interest at a fixed rate.

While the bonds are in the daily, weekly or flexible rate modes, a letter of credit facility or substitute credit facility will be maintained.  The proceeds of this bond issuance are to be used to finance costs incurred in the construction of the Hemlocks Reservoir filtration project and the filtration facilities at BHC's Lakeville and Norfolk Reservoirs.  Under the terms of the CDA bonds, proceeds are to be requisitioned from a construction fund held by a trustee for planned capital improvements and,

at least initially, used to reduce short-term borrowings incurred to finance the cost of construction.  At December 31, 1995, the Company had requisitioned approximately $21,200,000 for the filtration projects.

     In August 1994, BHC issued a $10,000,000 unsecured note at 6.05 percent due on March 1, 2029.  BHC has the option to redeem these bonds at a redemption price ranging from 102 percent on August 1, 2004 to

100 percent on August 1, 2006 and thereafter.  On October 17, 1994, BHC's

$10,000,000, 10.75 percent unsecured note was redeemed at 103 percent.

     On January 4, 1994, Aquarion issued a $10,000,000, 5.95 percent unsecured Senior Note maturing January 4, 1999.  The proceeds from this transaction were used to refund its $10,000,000, 8.5 percent unsecured

Senior Note due January 1, 1994.

     Substantially all of BHC's utility plant is subject to the lien of its first mortgage indenture. The Aquarion and subsidiaries mortgage bond and note-purchase agreements contain certain covenants typical of such agreements, the most restrictive of which are under the 9.55 percent unsecured Senior Notes (BHC Notes) and the 7.8 percent and 5.95 percent unsecured Senior Notes (Aquarion Notes) and require the maintenance of total funded debt to total capital, as defined, of no more than 66 2/3 percent.  Additionally, payment of dividends on Aquarion's common stock is restricted under the Aquarion notes.  At December 31, 1995,

approximately $32,000,000 was available to pay dividends as defined under the Aquarion notes.  The aggregate maturities and sinking fund requirements on long-term debt, exclusive of capital lease obligations (Note 9), for each of the five years succeeding December 31, 1995 are as follows:

1996-$0; 1997-$15,000,000; 1998-$5,000,000; 1999-$10,000,000; 2000-$0.


NOTE 7 - SHORT-TERM BORROWINGS

     In May 1995, the Company renewed unsecured revolving credit agreements with five banks totaling $50,000,000.  The agreements provide that the Company may select among a variety of interest rates, including a negotiated rate.  The Company pays a commitment fee of .125 of 1 percent on the average daily unused portion of the commitment for each day during which any unused portion exists.  The lines of credit provide for automatic renewal on an annual basis, but may be terminated at the option of the banks or the Company upon 90 days notice by either party prior to the annual anniversary of the agreements.

     Short-term borrowings for the years ended December 31, were as follows:

                                                     1995        1994        1993

---------------------------------------               ----        ----        ----
(in thousands)

Borrowings outstanding at December 31                $11,600           -      $5,500

Weighted average interest rate at December 31          5.96%         N/A       3.49%

Maximum outstanding during the year                  $12,500     $15,100     $22,300

Average outstanding during the year                   $7,383      $5,725     $11,983

Weighted average interest rate during the year         5.41%       4.84%       4.06%



NOTE 8 - REDEEMABLE PREFERRED STOCK AND RIGHTS

     SWC is authorized to issue 60,000 shares of preferred stock. SWC had outstanding 5,700 and 6,600 shares at December 31, 1995 and 1994,

respectively, of $50 par value preferred stock.  Dividends are cumulative and are limited to the fixed annual rate of 7.125 percent.  SWC is required to make annual sinking fund payments of $45,000 and has the option of doubling sinking fund payments in any one year, at par value, in addition to the right to redeem the entire issue at $50.50 per share.

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

Company's earnings.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Future minimum rental payments under operating leases for leaseholds and equipment aggregated $4,508,000 at December 31, 1995.  Certain facility leases contain renewal options.  Annual payments for future minimum rentals are:  1996 - $972,000; 1997 - $766,000; 1998 - $721,000;

1999 - $396,000; 2000 - $361,000; thereafter - $1,292,000.

     Future minimum lease payments under capital leases approximated

$93,000 at December 31, 1995.


NOTE 10 - INDUSTRY SEGMENT INFORMATION

     The Company's operations are grouped into four industry segments as follows:

     Public water supply--collection, purification and distribution of
     ---------------------
water for domestic commercial and industrial use, and for fire protection service;

     Environmental laboratories and utility management services--
     ------------------------------------------------------------
environmental testing laboratories and other nonregulated water-related services;

     Timber processing--processing, marketing and distribution of lumber
     -------------------
products, and prior to November 1994, the generation and sale of cogenerated electricity;

     Real estate--ownership and sale of real property.
     -------------

     The following table sets forth information about the Company's operations by industry segment for the years ended December 31:

 (In thousands)                          1995        1994         1993
----------------------------------       ----        ----         ----

Operating Revenues:

     Public Water Supply               $ 78,488    $ 73,060     $ 71,280

     Environmental laboratories
       and utility management
       services                          24,236      24,925       23,132

     Timber processing                    9,324      21,310       12,298

     Real Estate                          6,158       2,678          645
                                       --------    --------      -------
Total operating revenues               $118,206    $121,973     $107,355
                                       ========    ========     ========

Operating income:

     Public water supply               $ 26,895    $ 25,862      $26,475

     Environmental laboratories
       and utility management
       services                             711         933         (705)

     Timber processing                      945       5,015        1,496

     Real estate                          3,938       1,605           40
                                       --------    --------      -------
     Industry segment operating
      income                              32,489      33,415       27,306

Other expenses, net (1)                   (1,291)     (3,097)      (1,002)

     Interest expense                    (9,260)     (8,368)      (9,242)

     Allowance for funds used
      during construction                   872         569          623

Subsidiary preferred dividends              (23)        (27)         (30)
                                       --------    --------      -------
Income before income taxes              $22,787     $22,492      $17,655
                                        =======     =======      =======

(1) Includes goodwill amortization $402,000 in 1995, 1994 and 1993, acquisition costs of $573,000 in 1995, and a Partnership charge of $1,900,000 in 1994.



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

(In thousands)                             1995         1994        1993
-----------------------------------        ----         ----        ----

Identifiable assets:

     Public water supply                 $372,244     $331,423    $321,431

     Environmental laboratories and
      utility management services          21,505       26,751      25,941

     Timber processing                      6,585        4,469       7,718

     Real estate                            4,509        4,587       5,678

     Corporate                              9,137        3,640       2,104
                                         --------     --------    --------
Total identifiable assets                $413,980     $370,870    $362,872
                                         ========     ========    ========

Capital expenditures:

     Public water supply                 $ 38,600     $ 17,739    $ 16,300

     Environmental laboratories and
      utility management services           1,719        1,525       1,072

     Timber processing                      1,327          502         526

     Real estate                                -          123         169
                                         --------     --------    --------
Total capital expenditures               $ 41,646     $ 19,889    $ 18,067
                                         ========     ========    ========
Depreciation expense:

     Public water supply                 $  9,757     $  9,139    $  8,054

     Environmental laboratories and
      utility management services           1,902        1,815       1,895

     Timber processing                        341          671         663

     Real estate                               11           11          11
                                         --------     --------    --------
Total depreciation expense               $ 12,011     $ 11,636    $ 10,623
                                         ========     ========    ========


     Identifiable assets by industry segment are assets used in the

Company's operations in each industry segment.  Corporate assets are principally cash, prepaid expenses, receivables and deferred charges not identifiable with a specific industry segment.


NOTE 11 - EMPLOYEE BENEFIT PLAN

Retirement plans - The Company and certain of its subsidiaries have a
----------------
noncontributory defined benefit pension plan covering qualified employees.

In general, Aquarion's policy is to fund pension costs accrued.  The

Company also has a supplemental executive retirement plan (SERP) and a directors' retirement plan.  In addition, certain subsidiaries have established defined contribution salary deferral plans under Section

401(k) of the Internal Revenue Code.

     The following table sets forth the funded status of Aquarion's

Retirement Plan For Employees (the Plan) at December 31, the Plan's latest valuation date:

(In thousands)                                 1995            1994
------------------------------------           ----            ----

Actuarial present value of benefit
obligations:

   Accumulated benefit obligation,
   including vested benefits of
   $19,385 in 1995 and $15,415 in 1994        $ 20,463        $ 16,250
                                              ========        ========

Projected benefit obligation                  $(24,375)       $(20,126)

Plan assets at fair value                       37,973          31,664
                                              --------        --------
Plan assets in excess of projected
 benefit obligation                             13,598          11,538

Unrecognized prior service cost                    646             711

Unrecognized net asset existing at
 January 1, 1986                                (2,587)         (3,045)

Unrecognized net (gain) from past
 experience                                     (4,993)         (3,481)
                                              --------        --------
Prepaid pension cost                          $  6,664        $  5,723
                                              ========        ========

      The Company's SERP and directors' retirement plan are unfunded defined benefit plans. The actuarial present value of benefit obligations and accrued pension costs related to the two plans totaled $1,935,000 and

$347,000 at December 31, 1995 and 1994, respectively.  This additional pension liability is offset by an intangible asset, not to exceed prior service costs of the two plans, of $650,000 at December 31, 1995.

      Net pension credit for all pension plans for the years ended

December 31, included the following components:

(In thousands)                              1995       1994       1993
------------------------------------        ----       ----       ----

Service cost - benefits earned during
 the period                                $  640     $  804     $  763

Interest cost on projected benefit
 obligation                                 1,703      1,574      1,510

Actual return on plan assets               (7,601)       675     (2,331)

Net amortization and deferral               4,588     (3,966)      (807)

Non-recurring charge for Ad Hoc
 benefit increase                             554          -          -
                                           ------     ------     ------
Net pension credit                         $ (116)    $ (913)    $ (865)
                                           ======     ======     ======

     The weighted average discount rate was 7.00, 8.25 and 7.25 percent for 1995, 1994 and 1993, respectively.  The expected long-term rate of return on assets was 8.7 percent for 1995 and 1994 and 8.5 percent for

1993.  The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5.0 percent in 1995 and 5.9 percent in 1994 and 1993.  The

Plan invests in publicly traded stocks and bonds.


Postretirement health care benefits.  In 1993, the Company adopted FASB
-----------------------------------
No. 106 "Employers' Accounting for Postretirement Benefits Other Than

Pensions."  This standard requires that employers recognize these benefits on an accrual basis rather than on a cash basis.  As allowed by FASB 106,

the Company has elected to recognize the transition obligation of

$10,471,000 over 20 years.

     Aquarion and the Utilities provide health benefits for substantially all retired employees and life insurance for a small group of retired individuals.  Only those employees who remain until retirement age are eligible.  Effective October 1, 1995, the Company entered into an agreement with a new health care provider to administer a preferred provider organization (PPO) plan.  Prior to that time, several health care plans were offered with the largest plan paying a stated percentage of covered expenses after a deductible was met.  Both active and retired employees contribute a portion of the cost of medical benefits.  The

Company is funding its postretirement health care benefits through contributions to a Voluntary Employee Beneficiary Association Trust

(VEBA). The Company's tax deductible contribution was $462,000 and

$356,000 for 1995 and 1994, respectively.

     The net periodic postretirement benefit cost for the years ended

December 31, was as follows:

 (In thousands)                                1995      1994    1993
 ---------------------------                   ----      ----    ----

 Service cost-benefits earned
  during the period                          $  365    $  420   $  344

 Interest cost on benefit
  obligation                                    932       890      820

 Actual return on plan assets                   (19)        -        -

 Net amortization and
  deferral                                      531       524      524
                                             ------    ------   ------
 Net periodic postretirement
  benefit cost                               $1,809    $1,834   $1,688
                                             ======    ======   ======

     Expense recognized for the 12 months ended December 31, 1995, 1994 and 1993 amounted to $1,679,000, $1,743,000 and $650,000, respectively.

The remaining cost has been recorded as a regulatory asset.  BHC received approval for recovery of these costs from the DPUC in the rate decision effective August 1, 1993.  SWC expects recovery of these costs in its current rate proceeding.

     The combined funded status and the related accrual for postretirement benefits other than pensions as of December 31, 1995 and 1994, were as follows:

 (In thousands)                                   1995         1994
 ----------------------------------------         ----         ----

 Accumulated postretirement benefit
  obligation:

    Retirees                                    $ 6,526      $ 5,576

    Active plan participants eligible for
     retirement                                   2,836        2,226

    Other active participants                     5,628        3,852
                                                -------      -------
      Net obligations                            14,990       11,654

 Plan assets at fair value                          836          356
                                                -------      -------
 Accumulated excess post-retirement
  obligation over plan assets                   (14,154)     (11,298)

 Unrecognized net obligation existing at
  January 1, 1993                                 8,900        9,423

 Unrecognized net (gain) or loss from past
  experience                                      1,943         (356)

 Unrecognized prior service cost                    246            -
                                                -------      -------
 Accrued postretirement benefit cost            $(3,065)     $(2,231)
                                                =======      =======

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995, 1994 and 1993 was 7.0 percent, 8.25 percent and 7.5 percent, respectively.

     For measurement purposes, a 9.6 percent annual increase in the per capita cost of covered health care benefits is assumed for 1995 (10.2 percent and 10.8 percent for 1994 and 1993, respectively).  This rate was assumed to decrease gradually to 6 percent for 2001 and remain at that level thereafter.  If the health care cost trend rate were increased 1 percent, the accumulated postretirement benefit obligation as of

December 31, 1995 would increase by 16 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the 12 months ended December 31, 1995 would increase by 21 percent.

Postemployment benefits.  In January 1994, the Company adopted FASB No.
-----------------------
112 " Employers' Accounting for Postemployment Benefits," which requires the Company to accrue the cost of providing benefits to former or inactive employees after employment but before retirement.  These benefits are to be recognized over the employees' years of service or at the date of the event giving rise to such benefits.  The impact of this standard had no material effect on the Company's financial condition or results of operation for 1995 and 1994.


NOTE 12 - INCENTIVE STOCK PLANS:  DIVIDEND REINVESTMENT AND COMMON STOCK

PURCHASE PLAN

     In 1985, shareholders adopted a long-term incentive plan (Stock Plan)

that provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance units to key executives.  As amended by shareholders in 1990, an aggregate of 525,000 shares of the Company's common stock could be awarded under the

Stock Plan, which expired in January 1995.

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

     Stock options available under the Stock Plan and Incentive Plan are exercisable at a price equal to the market value, unless otherwise indicated, at the date of the grant and remain exercisable for 10 years,

conditional on continued employment, from the date of the grant.  The following options have been awarded to key executives:

                                        Number       Option Price
                                       of Shares       per Share
 --------------------------------     ---------      -------------

 Outstanding at December 31, 1992       226,350      $20.63-$28.28

 Granted in 1993 (a)                     66,550      $25.00-$26.63

 Expired in 1993                         (1,850)     $24.63-$25.00

 Exercised in 1993                      (29,900)     $20.63-$24.63
                                       --------
 Outstanding at December 31, 1993       261,150      $20.63-$28.28

 Granted in 1994 (b)                    271,100      $21.75-$27.13

 Expired in 1994                        (11,800)     $24.63-$27.13

 Exercised in 1994                       (6,300)     $20.63-$25.00
                                       --------
 Outstanding at December 31, 1994       514,150      $20.63-$28.28

 Granted in 1995 (b)                    178,100      $23.25-$23.50

 Expired in 1995                         (3,772)     $21.75-$27.13
                                       --------
 Outstanding at December 31, 1995       688,478      $20.63-$28.28
                                        =======

     (a) These options became exercisable on January 22, 1994.

     (b) These options were granted on February 2, 1994, March 29, 1994,

December 5, 1994, September 1, 1995 and December 5, 1995.  One third of the options granted become exercisable on each of the first three anniversaries of the grant date.


     As of December 31, 1995, 378,926 shares were exercisable under the

Stock Plan.  In addition, 334 shares of restricted stock were outstanding as of December 31, 1995.

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

750,000 shares in the plan.  The total number of shares reserved for purchase under the Reinvestment Plan was 1,650,000, of which 1,029,223 shares were issued at December 31, 1995.

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

     Net property, plant and equipment at December 31, consisted of the following components:


 (In thousands)                             1995           1994
 ----------------------------------         ----           ----

 Organization                              $    185      $    185

 Source of supply                            29,048        27,446

 Pumping                                     16,126        14,296

 Water treatment                             54,126        53,371

 Transmission and distribution              235,608       214,687

 General                                     32,809        30,249

 Construction work in progress               32,978        11,766

 Utility plant held for future use              466           471

 Nonutility                                  31,134        26,237
                                           --------      --------
                                            432,480       378,708

 Less: accumulated depreciation             136,726       123,166
                                           --------      --------
                                           $295,754      $255,542
                                           ========      ========

NOTE 14 - INVENTORIES

     Inventories at December 31, were comprised of the following:

 (In thousands)                            1995          1994
 ---------------------                     ----          ----

 Lumber and logs                         $2,180        $1,333

 Materials and supplies                   1,925         1,744
                                         ------        ------
                                         $4,105        $3,077
                                         ======        ======

NOTE 15 - STATEMENT OF CASH FLOWS

     Changes in assets and liabilities for the years ended December 31,

net of effects of acquisitions, are set forth below:

(In thousands)                        1995       1994       1993
-------------------------------       ----       ----       ----

Decrease (increase) in accounts
 receivable                            $ 405    $(2,703)    $  339

(Increase) decrease in inventory        (919)      (192)       228

Increase in prepayments                 (744)    (1,455)    (1,181)

Increase in accounts payable and
 accrued liabilities                   2,883      4,420        692

(Decrease) increase in interest
 and taxes payable                    (2,383)     3,168       (241)

Net changes in other noncurrent
 balance sheet items                  (4,766)     3,193       (259)
                                     -------     ------     ------
                                     $(5,524)    $6,431     $ (422)
                                     =======     ======     ======

Supplemental cash flow information:

Cash paid for:

Interest                              $8,749     $8,733     $9,810

Income taxes                         $10,694     $6,306     $5,066



Supplemental disclosure of non-cash investing and financing activities:
----------------------------------------------------------------------

     In October 1995, the Company exchanged a reservoir, located in New

Canaan, Connecticut, for a building, located in Monroe, Connecticut, in a non-cash transaction.  The fair value of the building received was approximately $2,500,000 and the net book value of the land exchanged was approximately $170,000.


NOTE 16 - SUBSEQUENT EVENT

     On February 29, 1996, the Company signed a stock purchase agreement to purchase all of the outstanding shares of the common stock of Sea Cliff

Water Company (SCWC), a subsidiary of Emcor Group, Inc., for approximately

$2,600,000 in cash, which is subject to adjustment at the closing.  SCWC,

which has approximately 4,300 customers, serves a portion of Nassau County in Long Island, New York, and has approximate annual revenues of

$2,000,000.  The proposed acquisition requires the approval of the New

York Public Service Commission.

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Aquarion Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aquarion Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Stamford, Connecticut
February 2, 1996, except as to the subsequent event, Note 16, which is as of February 29, 1996

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



     Richard K. Schmidt
     President & Chief Executive Officer



     Janet M. Hansen
     Executive Vice President,
     Chief Financial Officer
     & Treasurer

     February 2, 1996

SUPPLEMENTAL FINANCIAL INFORMATION


--------------------------------------------------------------------------------------
                                      1995       1994      1993       1992      1991
--------------------------------------------------------------------------------------

Book value per share                  $17.72     $17.43    $17.07     $16.33    $15.53

Payout ratio (per share)               85.3%      86.6%     92.0%      98.2%     N/A

Price/earnings ratio (1)               13.42      12.63     16.19      15.2      N/A

Capitalization:

 Long-term debt                        52.0%      49.1%     51.0%      51.9%     55.1%

 Preferred stock of subsidiaries         .1         .2        .2         .2       1.2

 Common equity                         47.9       50.7      48.8       47.9      43.7
                                      -----      -----     -----      -----     -----
Total                                 100.0%     100.0%    100.0%     100.0%    100.0%
                                      =====      =====     =====      =====     =====

 (1)    Computed at December 31.




Quarterly financial data
(Unaudited)

                                          Income                       Per
                          Operating   before income      Net          share
                           revenues       taxes         income        (1)(2)
 -----------------------------------------------------------------------------

 (In thousands, except share data)

 1995

 First quarter              $ 25,602       $ 4,236       $ 2,391       $.35

 Second quarter               28,414         5,491         3,107        .46

 Third quarter                29,999         5,736         3,242        .48

 Fourth quarter               34,191         7,324         4,146        .61
                            --------       -------        ------
 Total                      $118,206       $22,787       $12,886
                            ========       =======       =======

 1994

 First quarter              $ 25,850       $ 4,173       $ 2,574       $.40

 Second quarter               29,619         5,943         3,572        .55

 Third quarter                29,649         5,626         3,419        .52

 Fourth quarter               36,855         6,750         2,656        .40
                            --------       -------        ------
 Total                      $121,973       $22,492       $12,221
                            ========       =======       =======


(1) Based on a weighted average of common shares outstanding during each quarter.

(2) 1995 quarterly earnings per share have been restated to reflect the pooling of interests.


Market and dividend information

     The following table sets forth the high and low closing sale prices of the Company common stock as traded on the New York Stock Exchange (NYSE)

and as reported on the NYSE composite tape, along with dividends paid per share on a quarterly basis.  At December 31, 1995, there were 7,262 shareholders of record.

 --------------------------------------------------------------
 Period                   Closing sales prices    Dividends paid
 --------------------------------------------------------------
                            High         Low
 --------------------------------------------------------------
 1995

  First quarter            $24 1/4     $22           $.405

  Second quarter            23 1/2      22            .405

  Third quarter             24 1/4      22            .405

  Fourth quarter            25 7/8      22 5/8        .405

 1994

  First quarter            $27 3/4     $24 3/4       $.405

  Second quarter            26 7/8      23            .405

  Third quarter             26          23 1/2        .405

  Fourth quarter            26 1/8      21 5/8        .405


                      GRAPHICS APPENDIX LIST
                      ----------------------



Page in 1995 Annual Report
to Shareholders where
graphic appears               Description of Graphic
---------------------------   ----------------------

Page 18                       Interest Expense

Page 18                       Total Debt

Page 18                       Dividend Payout Ratio

Page 20                       Expenditures per Revenue Dollar - 1995

Page 20                       Expenditures per Revenue Dollar - 1994