Form 10-K, Exhibit 13
period 1996-12-31
AQUARION CO
filed 1997-03-25
CIK 49423

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations


The terms "Aquarion Company," "Aquarion," and "the Company" are used in this section for convenience and reading ease.  These terms do not in all cases describe exact intercompany relationships among Aquarion and its subsidiaries.




Effective at the close of business on December 31, 1996, Bridgeport Hydraulic

Company merged with its wholly-owned subsidiaries Stamford Water Company

(SWC), New Canaan Water Company (NCWC) and Ridgefield Water Supply Company

(RWSC). Bridgeport Hydraulic Company is the surviving corporation and has changed its name to BHC Company (BHC). BHC will consist of an Eastern division, formerly Bridgeport Hydraulic Company, and a Western division,

formerly SWC, NCWC and RWSC.



On February 19, 1997, the Company announced that it had entered into an agreement in principle to sell the operations of Industrial and Environmental

Analysts, Inc. (IEA), its environmental testing laboratory business for approximately $10,000,000.  The sale is subject to the execution of a definitive agreement and other conditions.  Accordingly, IEA's results have been recorded as a discontinued operation for the years ended December 31,

1996, 1995 and 1994.  The Company recorded an after tax loss  of $4,255,000 or

$0.61 per share from the anticipated sale of the discontinued operation for the year ended December 31, 1996. Net losses from the discontinued operation were $580,000 in 1996, $410,000 in 1995 and $257,000 in 1994 and are shown separately on the consolidated statements of income. Revenues from discontinued

operations were approximately $22,800,000 in 1996, $23,700,000 in 1995 and

$24,300,000 in 1994, respectively. (Note 2)




Capital resources and liquidity


Capital expenditures.  The Company invested $38,600,000 in property, plant and equipment in 1996, compared with $41,600,000 in 1995 and $19,800,000 in 1994.

Aquarion's utility subsidiaries, BHC and Sea Cliff Water Company (SCWC)

(collectively, the Utilities) accounted for approximately 93 percent of plant additions during the three-year period. Management estimates that capital expenditures will total $28,200,000 in 1997, of which approximately

$27,100,000 will be for water utility construction programs.


      Federal Safe Drinking Water Act (SDWA) regulations require water filtration or alternate water treatment measures for BHC's major unfiltered water supplies.  In accordance with SDWA regulations, engineering for the construction of filtration facilities at BHC's Hemlocks Reservoir commenced during 1992, and construction
began in October 1994.  The total expected cost of construction through completion in 1997 will approximate $48,500,000.  Expenditures totaling

$38,400,000 have been made for the Hemlocks filtration project through

December 31, 1996.  BHC's Litchfield Division's filtration facilities were completed and placed in service in 1996 at a total project cost of $8,700,000.



Financing activities.  The Company's capital expenditures have historically been financed from several sources including internally generated funds, rate relief, proceeds from debt financings, sale of common stock, and short-term borrowings under the Company's revolving credit agreements.


      The percentage of capital expenditures financed by net cash from operating activities was 61 percent, 54 percent and 100 percent for the years ended December 31, 1996, 1995 and 1994, respectively.  (See "Consolidated

Financial Statements-Consolidated Statements of Cash Flows.")  The remainder has been provided from external financing sources.


      The Company obtained funds of $3,449,000 from issuances of Common Stock under its Dividend Reinvestment and Common Stock Purchase Plan (the Plan) in

1996 versus $2,696,000 and $2,902,000 in 1995 and 1994, respectively.  The

Utilities also received $2,626,000 from advances and contributions in aid of construction from developers and customers in 1996.


      During 1996, BHC's Eastern and Western divisions received approval from the Connecticut Department of Public Utility Control (DPUC) for water service rate increases as well as BHC's Eastern division's quarterly Construction-

Work-in-Progress (CWIP) rate surcharges for SDWA projects. (Note 3)



      On October 3, 1996, BHC issued a $30,000,000 unsecured note in consideration for a loan of the proceeds from the issuance by the Connecticut

Development Authority of an equal amount of tax-exempt Water Facilities

Revenue Bonds.  These bonds bear interest at 6.0 percent and have a 40-year maturity.  (Note 7)

      Aquarion has revolving credit agreements that provide $50,000,000 of short-term credit availability on a committed basis. (Note 8)  The Company borrows on a short-term basis and periodically refinances through long-term debt or equity issues.

      The Company has a target dividend payout ratio, over the long term, of

75 to 80 percent.  The dividend payout as a percentage of net income was

125 percent and 85 percent in 1996 and 1995, respectively, and 48 percent  as a percentage of net cash provided by operating activities in 1996 and 1995,

respectively.



Future financing requirements.  As in the past, the Company's ability to finance future capital expenditures depends on rate relief, in addition to the

Company's general financial policies regarding capitalization, market conditions and other economic factors.  Rate relief has an impact on cash flow since sufficient operating cash flows are necessary to maintain debt coverage ratios to allow for the issuance of
additional debt securities and to provide a reasonable return in the form of dividends to Aquarion's shareholders.


      The Company's ability to obtain funding from external sources will be affected by the terms of certain of its existing obligations.  Under BHC's

First Mortgage Indenture (BHC Indenture), approximately $5,000,000 of First

Mortgage Bonds were outstanding at December 31, 1996.  No additional bonds have been issued under the BHC Indenture since 1980.  Substantially all of

BHC's properties are subject to the lien of the BHC Indenture.


      Additional long-term debt may be issued by the Company under the terms of the Aquarion Senior Notes as long as consolidated long-term debt (including capitalized lease obligations) does not exceed 66 2/3 percent of its consolidated total capitalization, as defined.  BHC may issue additional long-

term debt under its Senior  Notes if it meets a similar 66 2/3 percent long-

term debt to total capitalization test.


      The Company's need for future external financing may also be affected by future net proceeds from its land-disposition program.  BHC has identified approximately 2,600 acres of off-watershed land, most of which was previously in its rate base, as surplus to utility operations.  Under Connecticut law,

net proceeds from the sale of land which have been in a utility's rate base must be reinvested in utility plant, and profits from such transactions are allocated by the DPUC between the utility's customers and shareholders pursuant to legislative and regulatory criteria.  (Note 4)


Other.


Inflation.  Inflation, as measured by the Consumer Price Index, increased

3.3 percent, 2.5 percent and 2.7 percent in 1996, 1995 and 1994, respectively,

and primarily affects the Utilities.  The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant.  The replacement cost of utility plant would be significantly higher than the historical cost.  While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.



Results of operations


1996 compared with 1995


Overview.  The Company's consolidated net income for 1996 was $9,005,000 compared with net income of $12,886,000 in 1995.  Net income per share was

$1.30 in 1996 based on a weighted average of 6,931,388 common shares outstanding, compared with $1.90 in 1995 based on a weighted average of

6,794,400 common shares outstanding.  For the year ended December 31,1996, the

Company recorded an after tax loss of $4,255,000 from the anticipated sale of

IEA. (Note 2)     For the year ended December 31, 1996, net income from

continuing operations was

$13,840,000, or $2.00 per share, versus $13,296,000, or $1.96 per share in

1995. Operating results in 1996 reflect the Utilities improved operating efficiencies as well as a lower tax obligation and improved receivable collections, partially offset by lower property sales in 1996. Property sales in 1995 include an after-tax gain of approximately $1,100,000, or $0.16 cents per share, as a result of the property-exchange agreement in connection with the acquisition of NCWC and RWSC on October 12, 1995.(Note 5).



Operating revenues. Consolidated operating revenues of $94,804,000 in 1996 were $235,000 higher than 1995.  Revenues from the Utilities increased

$3,020,000, due to additional CWIP rate surcharge revenues, BHC's Eastern and

Western divisions'  rate increases that became effective in 1996 and the acquisition of SCWC, partially offset by a wetter than normal year in 1996.

Timber processing experienced an increase in revenues during 1996 of

$1,461,000 primarily due to increased lumber sales volume.  Revenues from property sales decreased $4,259,000 due to the sale of NCWC's reservoir in

1995 and lower volume in the land sales program in 1996, partially offset by the revenues recognized from the condemnation of the former SWC headquarters in 1996. (Note 4)



Operating expenses.  Operating expenses for 1996 were $24,017,000, an increase of $743,000 over 1995.  Timber processing experienced increased operating expenses of $1,334,000 compared with 1995 primarily due to

higher costs associated with the increased sales volume. The Utilities experienced an increase in operating expenses of $614,000, principally due to additional expenses associated with  water treatment and distribution.

Operating expenses from property sales decreased by $1,347,000 due to the decreased activity in the land sales program.



General & administrative expenses.  General and administrative expenses totaled $16,196,000, a $2,759,000 decrease over 1995.  This decrease reflects the improved operating efficiencies at the Utilities, reduced bad debt expense in 1996 and the non-recurring retirement benefits for the former chairman in

1995, partially offset by increased costs for health insurance, employee benefits and other administrative expenses in 1996 and a non-recurring insurance rebate in 1995.



Depreciation expense.  Depreciation expense in 1996 was $954,000 higher than

1995, which was largely the result of general plant additions at the Utilities and a higher composite annual depreciation rate for BHC's eastern division effective August 1, 1996.



Interest expense.  Interest expense for 1996 was $842,000 higher than 1995 due to the interest expense associated with the May 1995 and October 1996 debt issuances by BHC of $30,000,000 each  and higher average short-term borrowings, primarily associated with filtration projects.

Taxes other than income taxes.  Taxes other than income taxes were $760,000 higher than 1995.  Increased property taxes of $468,000 as well as higher payroll and gross earnings taxes of $292,000 in 1996 account for this increase.



Income taxes.  Income taxes for 1996 were $598,000 lower than 1995, primarily due to lower state business taxes and a lower federal income tax obligation.



Significant changes in balance sheet accounts.  Net property, plant and equipment increased by $27,634,000, due primarily to construction at the filtration plants and general utility plant additions.



The increase in other current assets of $16,838,000 was primarily the result of the amount due the Company from the anticipated sale of IEA. (Note

2)



The decrease of $9,293,000 in goodwill was largely attributable to the treatment of IEA as a discontinued operation.



Long-term debt increased by $16,496,000 which was primarily the result of BHC's $30,000,000 debt issue in 1996, partially offset by the transfer of

Aquarion's $15,000,000 note, due June 1, 1997, to current maturities of long-

term debt.



1995 compared with 1994

Overview.  In 1994 two nonrecurring transactions occurred. On November 8,

1994, Timco agreed to terminate its long-term rate order with Public Service

Company of New Hampshire (PSNH) under which Timco sold PSNH electricity produced at its cogeneration plant.  Under the agreement, PSNH paid Timco

$8,195,105 in exchange for the assignment of the rate order to PSNH and a release of PSNH's obligations to buy power from Timco.  The net after-tax gain on this transaction, after providing for unrecoverable costs and expenses,

was $1,902,000. Revenues from electricity cogeneration were $3,000,000 in

1994.



      Aquarion also recorded a charge of $1,900,000 related to the Company's investment in a rehabilitation housing unit in New Hampshire (the

Partnership).  Aquarion has been informed that the Partnership may require additional capital from each of the five limited partners beyond the amounts originally agreed upon.  At present, it is not known whether the limited partners will make the necessary capital contributions to sustain the operation of the Partnership.  Based upon the risk of continued funding and the project's poor performance, the Company no longer believes that the value of its Partnership investment is recoverable.  The after-tax effect of these two transactions had no impact on Aquarion's earnings in 1994.



Operating revenues. Consolidated operating revenues of $94,569,000 in 1995 were $3,122,000 lower than 1994.  Timber processing experienced decreased revenues during 1995 of $11,986,000 primarily due to the termination of the rate order with PSNH and corresponding loss of cogeneration revenues.

Revenues from the Utilities increased $5,428,000, principally due to the addition of

NCWC and RWSC's revenues, the CWIP rate surcharge and increased consumption due to a hot, dry summer in 1995.  Revenues from property sales increased

$3,480,000 due to the sale of NCWC's reservoir and the Company's continued

commitment to sell surplus land.



Operating expenses.  Operating expenses for 1995 were $23,274,000, a decrease of $5,358,000 over 1994.  Timber processing had lower operating expenses of

$7,549,000 compared with 1994, primarily due to the costs associated with the termination of the rate order in 1994.  Operating expenses from property sales increased by $1,205,000 due to the increased activity in the land sales program.  The Utilities experienced an increase in operating expenses of

$1,216,000, principally due to the additional expenses associated with NCWC and RWSC and higher expenses associated with purchased water, fuel purchases and maintenance.



General & administrative expenses.  General and administrative expenses totaled $18,955,000, a $591,000 increase over 1994.  This increase is primarily the result of increased expenses of $2,321,000 for the Utilities due to the acquisition of NCWC and RWSC, partially offset by a $1,900,000 charge in 1994 related to the investment in the Partnership.



Depreciation expense.  Depreciation expense in 1995 was $271,000 higher than

1994.  This increase is attributable to the additional depreciation from NCWC and RWSC, partially offset by the retirement of the cogeneration plant at the

Timco facility in 1994.



Interest expense.  Interest expense for 1995 was $999,000 higher then 1994 due to the interest expense associated with the 1995 debt issuance by BHC of

$30,000,000 and higher short-term borrowing rates.



Taxes other than income taxes.  Taxes other than income taxes were $149,000 higher than 1994.  Increased payroll and gross earnings taxes of $441,000 offset by lower property taxes of $292,000 in 1995 account for this increase.

Income taxes.  Income taxes for 1995 were $289,000 lower than 1994, primarily


due to the non-recurring charge recorded in 1994 related to the Partnership.



Seasonality.  The Company's operating results are subject to weather variations and seasonal fluctuations, due to an increased demand for water in the warmer months.  (See Supplemental Financial Information to Consolidated

Financial Statements for selected quarterly data for 1996 and 1995.)



In addition to the historical information contained herein, this report contains a number of "forward-looking statements," within the meaning of the

Securities and Exchange Act of 1934.  Such statements address future events and conditions concerning the adequacy of water supply and utility plant,

capital expenditures, earnings on assets, liquidity and capital resources and accounting matters.  Actual results in each case could differ materially from those projected in such statements.

                       Aquarion Company and Subsidiaries

                       Consolidated Statements of Income


In thousands, except share data
Year ended December 31                     1996          1995         1994
-------------------------------            ----          ----         ----
Operating revenues                       $  94,804     $  94,569    $  97,691
                                         ---------     ---------    ---------
Costs and expenses:

  Operating                                 24,017        23,274       28,632

  General and administrative                16,196        18,955       18,364
  Depreciation                              11,077        10,123        9,852

  Interest expense                           9,311         8,469        7,470
  Taxes other than income                   12,202        11,442       11,293
                                         ---------     ---------    ---------
Total costs and expenses                    72,803        72,263       75,611
                                         ---------     ---------    ---------
                                            22,001        22,306       22,080
Allowance for funds used during
  construction                               1,123           872          569
                                         ---------     ---------     --------
Income before income taxes                  23,124        23,178       22,649
Income taxes                                 9,284         9,882       10,171
                                         ---------     ---------     --------
Net income before discontinued
operations                                  13,840        13,296       12,478

Discontinued operation:

  Loss from discontinued operations,
   less applicable income tax benefit/
   (expense) of $66, $(19) and $(100)         (580)         (410)        (257)

  Loss on disposal of discontinued
   operations, less applicable income
   tax benefit of $5,695                    (4,255)            -            -
                                         ---------     ---------    ---------
Net income                               $   9,005     $  12,886    $  12,221
                                         =========     =========    =========
Earnings (loss) per share:

  Per share from continuing operations    $   2.00     $    1.96    $    1.91
  Per share from discontinued
    operations                               (0.09)        (0.06)       (0.04)

  Per share from disposal of
    discontinued operations                  (0.61)            -            -
                                         ---------     ---------    ---------
Per Share                                $    1.30     $    1.90    $    1.87
                                         =========     =========    =========
Weighted average common shares
  outstanding                            6,931,388     6,794,400    6,532,627
                                         =========     =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                        Aquarion Company and Subsidiaries
                          Consolidated Balance Sheets


Assets

In thousands
December 31,                                 1996           1995
-------------------------------------        ----           ----
Property, plant and equipment                $454,716      $432,480

Less: accumulated depreciation                131,328       136,726
                                             --------      --------
  Net property, plant and equipment           323,388       295,754
                                             --------      --------
Current assets:

Cash and cash equivalents                         470           635
                                             --------      --------

Accounts receivable                            10,796        15,859

Less: allowance for doubtful accounts           1,253         2,916
                                             --------      --------
                                                9,543        12,943

Accrued revenues                                9,893         9,108

Inventories                                     2,883         4,105

Prepaid expenses                                8,732         7,737

Other current assets                           18,101         1,263
                                             --------      --------
  Total current assets                         49,622        35,791
                                             --------      --------
Goodwill                                          977        10,270

Recoverable income taxes                       44,938        44,922


Other assets                                   30,167        27,243
                                             --------      --------
                                             $449,092      $413,980
                                             ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries
                          Consolidated Balance Sheets
Liabilities and Shareholders' Equity

In thousands, except share data
December 31,                                              1996         1995
------------------------------------                      ----         ----
Shareholders' equity:
Preferred stock, no par value, authorized
  2,500,000 shares not to exceed aggregate value
  of $25,000,000, issuable in shares--none issued        $      -    $      -

Common stock, stated value: $1

  Authorized--16,000,000 shares

  Issued 7,080,355 shares in 1996 and 6,936,574
     shares in 1995                                         7,080       6,937

Capital in excess of stated value                         101,360      98,213

Retained earnings                                          16,324      18,583

Less: minimum pension liability adjustment                    104           -

Less: treasury stock, at cost                               1,709       2,231
                                                         --------    --------
  Total shareholders' equity                              122,951     121,502
                                                         --------    --------
Redeemable preferred stock of subsidiaries                      -         285
                                                         --------    --------
Long-term debt and other obligations                      148,487     131,991
                                                         --------    --------
Current liabilities:

  Short-term borrowings, unsecured                          8,300      11,600

  Current maturities of long-term debt                     15,000          62

  Accounts payable and accrued liabilities                 15,654      15,221

  Dividends payable                                         2,843       2,776

  Accrued interest                                          2,484       2,023

  Taxes other than income taxes                             1,927       1,713

  Income taxes                                              1,555       1,805
                                                         --------    --------
     Total current liabilities                             47,763      35,200
                                                         --------    --------
Advances for construction                                  28,017      26,264

Contributions in aid of construction                       24,354      23,959

Deferred land sale gains                                      471         620

Accrued postretirement benefit cost                         4,125       3,065

Recoverable income taxes                                    6,346       5,944

Deferred income taxes                                      66,578      65,150

Commitments & contingencies (Note 16)                           -           -
                                                         --------    --------
                                                         $449,092    $413,980
                                                         ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries
                     Consolidated Statements of Cash Flows

In thousands,
Year ended December 31                               1996      1995       1994
---------------------------------                    ----      ----       ----
Cash flows from operating activities:
  Net income                                        $ 9,005   $12,886   $12,221
Adjustments reconciling net income to net cash
  provided by operating activities

  Depreciation and amortization                      13,797    12,979    12,542

  Proceeds from sale of surplus land, net of gains      778     2,798     1,372

  Loss on disposal of segment                         4,255         -         -

  Gain on disposition of property                         -    (2,033)        -

  Provision for losses on accounts receivable           (29)      842     1,067

  Deferred tax provision                                 45     1,261       662

  Allowance for funds used during construction       (1,123)     (872)     (569)

Change in assets and liabilities (Note 15)           (3,239)   (5,524)    6,431
                                                   --------  --------   -------
    Net cash provided by operating activities        23,489    22,337    33,726
                                                   --------  --------   -------
Cash flows from investing activities:

   Capital additions, excluding an allowance for
     funds used during construction                 (38,600)  (41,646)  (19,766)

   Acquisition of business, less cash acquired       (2,598)        -         -

   Advances and contributions in aid of
     construction                                     2,626     3,054     1,985

   Refunds on advances for construction                (933)     (288)     (465)

   Other investing activities                        (1,202)      (25)     (178)
                                                   --------  --------  --------
     Net cash used in investing activities          (40,707)  (38,905)  (18,424)
                                                   --------  --------  --------
Cash flows from financing activities:

  Proceeds from the issuance of long-term debt       31,518    20,588         -

  Proceeds from the issuance of common stock, net     3,290     2,644     2,836

  Net (repayments) borrowings of short-term debt     (5,000)   11,600    (5,500)

  Common dividends paid                             (11,198)  (10,830)  (10,554)

  Principal and premium payments on long-term debt      (52)   (7,682)      (68)

  Debt issuance costs                                (1,220)     (407)     (726)

  Payments for redemption of preferred stock           (285)      (45)      (45)
                                                   --------  --------  --------
     Net cash provided by (used in) financing
     activities                                      17,053    15,868   (14,057)
                                                   --------  --------  --------
  Net (decrease) increase in cash and cash
     equivalents                                       (165)     (700)    1,245

  Cash and cash equivalents, beginning of year          635     1,335        90
                                                   --------  --------  --------

  Cash and cash equivalents, end of year             $  470  $    635   $ 1,335
                                                   ========  ========   =======

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries
                Consolidated Statements of Shareholders' Equity



                                                Capital             Minimum                     Total
                              Common Stock     in excess            pension    Treasury Stock   share-
                              ----------------                                 ---------------
In thousands, except share    Number   Stated  of stated Retained  liability   Number          holders
--------------------------
data                        of Shares   value    value   earnings  adjustment of Shares Amount  equity
---                         ---------   -----    -----   --------  ---------- --------- ------  ------

Year ended December 31, 1994

Balance, December 31, 1993    6,564,533 $6,565   $91,441  $15,015    $    -    92,291  $(2,540)  $110,481

Net income                            -      -         -   12,221         -         -        -     12,221

Dividends on common stock             -      -         -  (10,608)        -         -        -    (10,608)

Dividend reinvestment plan      125,480    125     2,711        -         -         -        -      2,836

Treasury stock transactions(1)        -      -         -        -         -    (7,299)     202        202
                              ---------  -----   -------  -------    ------    ------   ------    -------
Balance, December 31, 1994    6,690,013  6,690    94,152   16,628         -    84,992   (2,338)   115,132
                              ---------  -----    ------  -------    ------    ------   ------    -------
Year ended December 31, 1995

Net income                            -      -         -   12,886         -        -         -     12,886

Shares issued for Acquisi-
  tion of NCWC & RWSC           123,053    123     1,540        -         -        -         -      1,663

Dividends on common stock             -      -         -  (10,931)        -        -         -    (10,931)

Dividend reinvestment plan      123,508    124     2,521        -         -        -         -      2,645

Treasury stock transactions           -      -         -        -         -   (3,701)      107        107
                              ---------  -----    ------  -------    ------   ------    ------    -------
Balance, December 31, 1995    6,936,574  6,937    98,213   18,583         -   81,291    (2,231)   121,502
                              ---------  -----    ------  -------    ------   ------    ------    -------
Year ended December 31, 1996

Net income                            -      -         -    9,005         -        -         -      9,005

Dividends on common stock             -      -         -  (11,264)        -        -         -    (11,264)

Dividend reinvestment plan      143,781    143     3,147        -         -        -         -      3,290

Minimum Pension liability
   adjustment (Note 11)               -      -         -        -      (104)       -         -       (104)

Treasury stock transactions(1)        -      -         -        -         -  (19,793)      522        522
                              --------- ------  --------  -------     -----  -------   -------   --------
Balance, December 31, 1996    7,080,355 $7,080  $101,360  $16,324     $(104)  61,498   $(1,709)  $122,951
                              ========= ======  ========  =======     =====  =======   =======   ========

(1)  Includes exercise of stock options.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant accounting policies



      Aquarion Company (Aquarion) is a holding company whose subsidiaries are engaged both in the regulated utility business of public water supply as well as in various nonutility businesses.  Aquarion's utility subsidiaries, BHC

Company (BHC) and Sea Cliff Water Company (SCWC) (collectively, the Utilities)

collect, treat and distribute water to residential, commercial and industrial customers, to other utilities for resale, and for private and municipal fire protection.  The Utilities provide water to customers in 30 communities in

Connecticut and Long Island, New York, including communities served by other utilities to which water is available on a wholesale basis for back-up supply and peak demand purposes through BHC's Southwest Regional Pipeline.  BHC is the largest investor-owned water company in Connecticut and with SCWC, is among the 10 largest investor-owned water companies in the nation.  The

Utilities are regulated by several Connecticut and New York agencies,

including the Connecticut Department of Public Utility Control (DPUC) and the

New York Public Service Commission (PSC).  Aquarion and its subsidiaries

(collectively, the Company) are also engaged in nonutility activities.  The

Company is engaged in the utility management service business through Aquarion

Management Services, Inc. (AMS), and owns a  timber processing business,

Timco, Inc. (Timco) and a small real estate subsidiary, Main Street South

Corporation (MSSC).


      The Company's accounting policies conform to generally accepted accounting principles and, as applied in the case of rate-regulated public utilities, comply with the Uniform System of Accounts and

ratemaking practices prescribed by the regulatory authorities.  A description of Aquarion's principal accounting policies follows.



Principles of consolidation.  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.  All significant intercompany accounts and transactions have been eliminated.



Property, plant and equipment.  Property, plant and equipment is stated at cost.  The costs of additions to and replacements of retired units of property are capitalized.  Costs include charges for direct material, labor and services, and indirect charges related to construction, such as engineering,

supervision, payroll taxes and employee benefits.  BHC also capitalizes an allowance for funds used during construction (AFUDC) equivalent to the cost of funds devoted to plant under construction, except for the portion of Federal

Safe Drinking Water Act (SDWA) projects for which it may receive a

Construction-Work-in-Progress (CWIP) water service rate surcharge.



      Modifications and improvements to units of property are capitalized.

Expenditures for repairs and maintenance are charged to expense as incurred.



      At the time depreciable utility property is retired or disposed of, the book cost together with the related costs of removal, less salvage, is charged to the reserve for depreciation in accordance with the Uniform System of

Accounts prescribed by the regulatory authorities.  Upon disposal or retirement of depreciable nonutility property, the appropriate plant accounts and accumulated depreciation are reduced by the related costs.  Any resulting gain or loss is recognized in the consolidated statements of income.



      For financial reporting purposes, depreciation is provided for  by use of the straight-line method over the estimated service lives of the respective assets.  Depreciation is computed based on estimated useful lives of 8 to 81 years for utility plant and equipment and 3 to 20 years for nonutility plant and equipment.  For income tax purposes, the Company uses various accelerated tax lives and rates as allowed under the Internal Revenue Code.



Cash equivalents.  The Company considers all highly liquid investments that have a maturity of three months or less when purchased to be cash equivalents.



Earnings per share.  Earnings per share is based on the annual weighted average number of shares outstanding and common share equivalents.  Common share equivalents consist of outstanding employee stock options, which do not have a significant impact on the calculation.


Allowance for funds used during construction.  AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds utilized to fund plant under construction. BHC records AFUDC to the extent permitted by regulatory authorities.



Construction-work-in-progress surcharge.  The DPUC regulations allow water utilities to implement a CWIP rate surcharge to customer water bills in order to recover 90 percent of the carrying costs of capital used in SDWA-mandated projects, until such time as these projects are completed.  The CWIP rate surcharge is in lieu of AFUDC and is included in water service revenues.



Revenue recognition.  The Utilities accrue revenue for the estimated amount of water consumed but not billed at the end of each period.  Timber processing revenues are recognized as the related timber products are shipped.  Revenues from sales of real estate are recognized when the transaction is consummated and title has passed.



Inventories.  Inventories are recorded at the lower of cost or market values,

with cost being determined on the basis of the "first-in, first-out" (FIFO)

method.  Materials and supplies are valued at average cost.



Other assets.  Other assets consist primarily of prepaid taxes, deferred financing charges, rate case and other expenses, as well as certain items to be amortized, subject to regulatory approval, over their anticipated period of recovery.



      Deferred rate case expenses are amortized over periods allowed by the regulatory authority, generally one to three years.  Deferred financing charges are amortized over the lives of the related debt issues, primarily 30 to 40 years.

Accounts payable.   Accounts payable at December 31, 1996  included

liabilities in the amount of $2,263,000  for checks issued but not yet presented for collection, net of the related bank balance.



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


               (In thousands)              1996        1995
               --------------              ----        ----
               Fair Value                 $132,982    $122,212
               Carrying Value              148,487     131,991


Advances for construction/contributions in aid of construction.  The Utilities receive cash advances from developers and customers to finance construction of new water main extensions.  These advances are partially refunded over a 10-

year period as water revenues are earned from those new customers.  Any remaining unrefunded balances are reclassified to contributions in aid of construction for BHC and Utility Plant for SCWC in the consolidated balance sheets and are no longer refundable.



Income taxes.  The Company and its eligible subsidiaries file a consolidated federal income tax return. Federal income taxes are deferred under the liability method in accordance with Statement of Financial Accounting

Standards (SFAS) No. 109, "Accounting for Income Taxes."  Under the liability method, deferred income taxes are provided for all differences between financial statement and tax bases of assets and liabilities.  Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that income taxes will be recoverable or refundable through future revenues.



      Investment tax credits arising from property additions are deferred and amortized over the estimated service lives of the related properties (Note 6).



Accounting for long-lived assets.  The Company has adopted SFAS  No. 121,

"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets

to be Disposed Of," in 1996.  The statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The effect of the adoption of this standard did not have a material impact on the Company's financial statements.



Estimates.  The accompanying consolidated financial statements reflect judgements and estimates made in the application of the above accounting policies. Actual results may differ from these estimates.



Reclassification.  Certain prior year amounts have been reclassified to conform with the current year presentation.



Note 2 - Sale and Discontinued Operations



      On February 19, 1997, the Company announced that it had entered into an agreement in principle to sell the operations of Industrial and Environmental

Analysts, Inc. (IEA), its environmental testing laboratory business for approximately $10,000,000.  The Company anticipates the sale will take place before the end of March 1997.  The sale is subject to the execution of a definitive agreement and other conditions.  Accordingly IEA's results have been recorded as a discontinued operation for the years ended December 31,

1996, 1995 and 1994.  It is anticipated that proceeds from this transaction will be used to reduce debt.



      The Company recorded an after tax loss  of $4,255,000 or $.61 per share from the anticipated sale of the discontinued operation for the year ended

December 31, 1996. Net losses from the discontinued operation were $580,000 in

1996, $410,000 in 1995 and $257,000 in 1994, respectively and are shown separately on the consolidated statements of income. Revenues from discontinued operations were approximately $22,800,000 in 1996, $23,700,000 in

1995 and $24,300,000 in 1994, respectively.



Note 3 - Regulatory matters

Rates.  On January 17, 1997, BHC's Eastern division filed an application with the DPUC for a CWIP rate surcharge of 8.94 percent of current revenues to recover 90 percent of the carrying costs, through December 31, 1996, of capital used in the construction of a filtration plant at its Hemlocks

Reservoir in Fairfield, Connecticut.  This plant, mandated by the SDWA, as amended, is estimated to cost approximately $48,500,000.  This application updated the CWIP rate surcharge of 8.05 percent granted in December 1996.

BHC's Eastern division will continue to file quarterly applications for increases in the CWIP rate surcharge as construction continues until its completion in 1997, at which time the filtration facilities are expected to be operational and subject to general ratemaking regulations.



      On July 31, 1996, BHC's Eastern division received approval from the DPUC for a 6.5 percent water service rate increase designed to provide a $4,000,000 increase in annual water service revenues.  As part of the decision, BHC's Eastern division will be allowed to re-open the application in 1997 to include the full cost of construction of the Hemlocks filtration

Plant, as well as all corresponding operating expenses, property taxes and depreciation expense.  If approved, water service rates at that time will increase by approximately an additional 3.5 percent, which is net of the reduction for the repeal of the Connecticut gross earnings tax, plus a cumulative CWIP rate surcharge, which is estimated to be 10 percent at that time.



      On April 3, 1996, BHC's Western division received a final decision from the DPUC, which  became effective on April 25, 1996, allowing for a 5.1 percent rate increase, designed to provide a $782,000 increase  in annual water service revenues.  As part of the decision, the DPUC approved BHC's

Western division's proposal to equalize the meter rates and service charges for  Stamford Water Company (SWC), New Canaan Water Company (NCWC) and

Ridgefield Water Supply Company (RWSC).

Note 4 - Sale of surplus land

      Proceeds from the sale of land are recorded as revenue at the time of closing, and portions of pretax gains required to be deferred by the DPUC are amortized as a reduction in BHC's operating expenses over various time periods as stipulated by the DPUC.



      In 1996, the Company sold approximately 32 acres of surplus land  with proceeds totaling $929,500.  Total gains, including recognition of deferred gains from prior land sales of $134,000, approximated $434,000 or

$0.06 cents per share. In addition, the Company recognized a gain of $320,000 or $0.05 cents per share from the condemnation, by the City of Stamford, of the former headquarters of SWC.



      In 1995, the Company sold approximately 90 acres of surplus land  with proceeds totaling $3,957,500.  Total gains, including recognition of deferred gains from prior land sales of $80,000, approximated $1,160,000, or

$0.17 cents per share.  In addition, on October 12, 1995, BHC completed the acquisition of NCWC and RWSC.  As the result of the related property-exchange agreement, Aquarion recorded an after-tax gain of approximately $1,100,000, or

$0.16 cents per share, in the fourth quarter of 1995.



      In 1994, the Company sold approximately 43 acres of surplus land with proceeds totaling $2,185,000.  Total gains, including recognition of deferred gains from prior land sales of $10,000, approximated $813,000 or $0.13 cents per share.  In addition, the Company recognized a gain of $283,000 or $0.04 cents per share for the sale of a 50 percent ownership interest, through a joint venture, in a commercial building located in Cary, North Carolina.



Note 5 - Acquisitions

      On May 30, 1996, the Company acquired Sea Cliff Water Company, a subsidiary of Emcor Group, Inc., for approximately $2,600,000 in cash.  SCWC,

which has approximately 4,300 customers, serves a portion of Nassau County in

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

Leasing Partnership (MELP) transferred to NCWC a commercial building and the property on which it is situated, NCWC transferred a reservoir and related property to the Second Taxing District of Norwalk (STD) and STD, in turn,

paid $2,200,000 to MELP, which also received $214,157 from Aquarion.  The property exchange resulted in net income to Aquarion of approximately

$1,100,000, or 16 cents per share in 1995.  The acquisition was accounted for as a pooling of interests, and the Company did not restate the previous year's financial statements due to the limited impact on consolidated operating results in 1995.



Note 6 - Income taxes

      Income tax expense for the three years ended December 31, consisted of the following:

(In thousands)                              1996          1995          1994
--------------------------------------      ----          ----          ----

Current:

  Federal                                   $1,199        $6,297       $ 7,006

  State                                      2,234         2,343         2,603
                                            ------        ------       -------
       Total current                         3,433         8,640         9,609
                                            ------        ------       -------
 Deferred:

   Federal                                     277         1,542           981

   State                                      (187)         (281)         (319)
                                            ------        ------       -------
        Total deferred                          90         1,261           662
                                            ------        ------       -------
 Total income tax expense                   $3,523        $9,901       $10,271
                                            ======        ======       =======

      A reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense for the years ended December 31, is as follows:

(In thousands)                                    1996        1995      1994
-------------------------------------------       ----        ----      ----
Tax at statutory rate                             $4,384     $7,975    $ 7,874

Increases (reductions) in taxes resulting from:

   State taxes, net of federal income taxes        1,331      1,340      1,485

   Excess depreciation and basis amortization        700        683        662

   Partnership investment                              -          -        665

   Bond premium costs                                 26         18       (455)

   Investment tax credit                            (152)      (162)      (152)

   Amortization of goodwill                          142        141        146

   Excess tax basis on disposition                (2,213)         -          -

   Other items, net                                 (695)       (94)        46
                                                  ------     ------    -------
Actual income tax expense                         $3,523     $9,901    $10,271
                                                  ======     ======    =======


Deferred tax liabilities (assets) at December 31, were comprised of the following:

                                             1996         1995         1994
                                             ----         ----         ----
Utility temporary differences                $43,679     $43,770      $46,703

Depreciation                                  20,168      18,944       15,398

Investment tax credits                         1,225       1,233          990

Other                                          1,506       1,203          945
                                             -------     -------      -------
Gross deferred tax liabilities                66,578      65,150       64,036
                                             -------     -------      -------
Contributions in aid of construction          (7,934)     (6,503)      (6,229)

Other                                         (4,237)     (3,168)      (2,813)
                                             -------     -------      -------
Gross deferred tax assets                    (12,171)     (9,671)      (9,042)
                                             -------     -------      -------
                                             $54,407     $55,479      $54,994
                                             =======     =======      =======

Note 7 - Long-term debt

      Long-term debt at December 31, consisted of the following:

 (In thousands)                                          1996         1995
-----------------------------------------------------    ----         ----
First mortgage bonds


Series R, 6.875%, due November 1, 1998              $    5,000   $    5,000

Notes payable - unsecured

7.8% senior notes due June 1, 1997                      15,000       15,000

5.95% senior note due January 4, 1999                   10,000       10,000

9.55% senior notes due February 1, 2021                 20,000       20,000

7.25% note due June 1, 2020 (a)                          7,000        7,000

5.5% note due June 1, 2028 (b)                          12,000       12,000

5.6% note due June 1, 2028 (b)                          10,000       10,000

5.3% note due September 1, 2028                          8,980        8,980

5.8% note due March 1, 2029 (b)                          7,700        7,700

6.05% note due March 1, 2029 (b)                        10,000       10,000

Adjustable rate note due April 1, 2035 (d)              30,000       30,000

6.00% note due September 1, 2036 (e)                    30,000            -

4.25% note due November 1, 2004 (c)                      5,700        5,700

7.4%-12.5% capital lease obligations                         -           84
                                                       -------     --------
                                                       171,380      141,464

Less: Amounts due within one year                       15,000           62
Balance of note proceeds held by
trustee                                                  7,893        9,411
                                                      --------     --------
                                                      $148,487     $131,991
                                                      ========     ========

      (a)  BHC has the option to redeem this note at a redemption price ranging from 102 percent on June 1, 2000 to 100 percent on June 1, 2002 and thereafter.

      (b)  These BHC financings are insured as to the payment of principal and interest by the Municipal Bond Investors Assurance Corporation.

      (c)  This Timco financing bears interest at a rate adjusted each November 1 until such time as Timco elects to convert to a fixed rate.  On

November 1, 1996, the interest rate was adjusted from 4.40 percent to 4.25 percent.  Bondholders may elect to have their bonds redeemed at a price equal to 100 percent of the principal amount on each November 1 until conversion of the interest rate on the bonds to a fixed rate.

      (d) On February 3, 1997, BHC converted the interest rate on its

$30,000,000 unsecured note, issued in 1995 in consideration for a loan of the proceeds from the issuance by the Connecticut Development Authority (CDA) of an equal amount of tax-exempt Water Facilities Revenue Bonds, from a weekly rate to a fixed rate of 6.15 percent.

      (e) On October 3, 1996, BHC issued a $30,000,000 unsecured note in consideration for a loan of the proceeds from the issuance by the CDA of an equal amount of tax-exempt Water Facilities Revenue Bonds.  The tax-exempt

CDA bonds, bearing interest at 6.0 percent, have a 40-year maturity.  BHC has the option to have these bonds redeemed at a price ranging from 102 percent on September 1, 2006 to 100 percent on September 1, 2010 and thereafter.  The proceeds of this bond issuance are to be used to offset costs incurred in the construction of the Hemlocks Reservoir Filtration Project, the filtration facilities at BHC's Lakeville and Norfolk Reservoirs and other facilities consisting of transmission and distribution mains, service lines, meters and hydrants for the purpose of supplying safe potable water to the general public within the Company's service area.  Under the terms of the CDA bonds,

proceeds are to be requisitioned from a construction fund held by a trustee for planned capital improvements.  At December 31, 1996, approximately

$7,893,000 remained in this fund.



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

Additionally, payment of dividends on Aquarion's common stock is restricted under the Aquarion notes.  At December 31, 1996, approximately $33,700,000 was available to pay dividends as defined under the Aquarion notes.  The aggregate maturities and sinking fund requirements on long-term debt,

exclusive of capital lease obligations, for each of the five years succeeding

December 31, 1996 are as follows: 1997-$15,000,000; 1998-$5,000,000; 1999-

$10,000,000; 2000-$0; 2001-$0.



Note 8 - Short-term borrowings

      Annually, the Company's unsecured revolving credit agreements are subject to renewal.  The agreements provide that the Company may select among a variety of interest rates, including a negotiated rate.  The Company pays a commitment fee of .125 of 1 percent on the average daily unused portion of the commitment for each day during which any unused portion exists.  The lines of credit provide for automatic renewal on an annual basis, but may be terminated at the option of the banks or the Company upon 90 days notice by either party prior to the annual anniversary of the agreements.  In 1996, Fleet

Bank acquired NatWest Bank, both of which were participating banks in the agreement, leaving $20,000,000 with one bank and $10,000,000 with each of the three remaining  banks of short-term credit availability on a committed basis.



      Short-term borrowings for the years ended December 31, were as follows:

                                                       1996     1995     1994
-----------------------------------------------------  ----     ----     ----
In thousands)
Borrowings outstanding at December 31                  $8,300  $11,600  $     -

Weighted average interest rate at December 31           6.06%    5.96%      N/A

Maximum outstanding during the year                   $29,200  $12,500  $15,100

Average outstanding during the year                   $16,292   $7,383   $5,725

Weighted average interest rate during the year          5.51%    5.41%     4.84%



Note 9 - Redeemable preferred stock and rights

      On December 1, 1996, the former Stamford Water Company redeemed all of the outstanding shares of its $50 par value preferred stock at a price of

$50.50 per share, in addition to the double sinking fund payment, at a price of $50.00 per share.

      The Company has reserved 100,000 shares of Preferred Stock for issuance under its Preferred Stock Purchase Rights Plan.  Each share of common stock is entitled to one right to buy, under certain circumstances, 1/100th of a share of Series B Junior Participating Preferred Stock, no par value (Series

B Preferred Stock), at $120.00 per 1/100th of a share.

      Each share of Series B Preferred Stock, if issued, would have dividend,

voting and liquidation rights which are at least 100 times the equivalent rights of one share of the common stock.  The rights would become exercisable only if a person or group acquires 15 percent or more of the outstanding common stock, or if a person or group announces or commences a tender or exchange offer for 15 percent or more of the common stock.  In the event that any person or group of affiliated or associated persons becomes the holder of a 15 percent or more position, each holder of a right, other than rights beneficially owned by the 15 percent holder, will thereafter have the right to receive upon exercise of a right at the then current exercise price of the right, that number of shares of Common Stock having a market value of two times the exercise price of the right.  If, after a person or group has acquired 15 percent or more of the outstanding Common Stock, the Company were to be acquired in a merger or other business combination transaction, each right would entitle its holder (other than a 15 percent or greater shareholder) to receive, upon payment of the exercise price, that number of shares of the acquiring company having a market value equal to twice the exercise price.

      The Company may redeem the rights at $.01 per right at any time before a 15 percent position has been acquired.  Until such time as these rights become exercisable, they will have no dilutive effect on the Company's earnings.



Note 10 - Industry segment information

      The Company's operations are grouped into four industry segments as follows:

      Public water supply--collection, purification and distribution of water for domestic commercial and industrial use, and for fire protection service;

      Utility management services--nonregulated water-related services;

      Timber processing--processing, marketing and distribution of lumber products, and prior to November 1994, the generation and sale of cogenerated electricity;

      Real estate--ownership and sale of real property.

      The following table sets forth information about the Company's operations by industry segment for the years ended December 31:


 (In thousands)                               1996         1995        1994
--------------------------------------     ---------    ---------   --------
Operating Revenues:

   Public Water Supply                     $ 81,508     $ 78,488    $ 73,060

   Utility management services                  570          557         601

   Timber processing                         10,785        9,324      21,310

   Real Estate                                1,941        6,200       2,720
                                           --------     --------    --------
Total operating revenues                   $ 94,804     $ 94,569    $ 97,691
                                           ========     ========    ========
Operating income:

   Public water supply                      $29,485     $ 26,895    $ 25,862

   Utility management services                 (219)         (92)       (253)

   Timber processing                            968          945       5,015

   Real estate                                1,420        3,938       1,647
                                            -------      -------     -------
Industry segment operating income            31,654       31,686      32,271

Other expenses, net (1)                        (322)        (888)     (2,694)
Interest expense                             (9,311)      (8,469)     (7,470)

Allowance for funds used during
construction                                  1,123          872         569

Subsidiary preferred dividends                  (20)         (23)        (27)
                                            -------      -------     -------
Income before income taxes                  $23,124      $23,178     $22,649
                                            =======      =======     =======

(1)       Includes acquisition costs of $573,000 in 1995, and a Partnership charge of $1,900,000 in 1994.



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

(In thousands)                                1996         1995        1994
-------------------------------             -------      -------     -------
Identifiable assets:

      Public water supply                   $415,045     $372,244    $331,423

      Environmental laboratories and
      utility management services (1)            813       21,505      26,751

      Timber processing                        6,773        6,585       4,469

      Real estate                              4,451        4,509       4,587

      Corporate                               22,010        9,137       3,640
                                            --------     --------    --------
Total identifiable assets                   $449,092     $413,980    $370,870
                                            ========     ========    ========
Capital expenditures:

      Public water supply                   $ 37,185     $ 38,600    $ 17,739

      Environmental laboratories and
      utility management services                749        1,719       1,525

      Timber processing                          666        1,327         502

      Real estate                                  -            -         123
                                            --------     --------    --------
Total capital expenditures                  $ 38,600     $ 41,646    $ 19,889
                                            ========     ========    ========
Depreciation expense:

      Public water supply                   $ 10,668     $  9,757    $  9,139

      Utility management services                  9           14          31

      Timber processing                          389          341         671

      Real estate                                 11           11          11
                                            --------     --------    --------
Total depreciation expense                  $ 11,077     $ 10,123    $  9,852
                                            ========     ========    ========

(1) 1996 does not include Environmental laboratories.

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


 (In thousands)                                    1996           1995
------------------------------------------       -------        -------
Actuarial present value of benefit
obligations:
   Accumulated benefit obligation,
   including vested benefits of $19,084
   in 1996 and $19,385 in 1995                  $ 20,028       $ 20,463
                                                ========       ========
Projected benefit obligation                    $(23,651)      $(24,375)

Plan assets at fair value                         41,407         37,973
                                                --------       --------
Plan assets in excess of projected
 benefit obligation                               17,756         13,598

Unrecognized prior service cost                      581            646

Unrecognized net asset existing at
 January 1, 1986                                  (2,129)        (2,587)

Unrecognized net gain from past
 experience                                       (8,300)        (4,993)
                                                --------       --------
Prepaid pension cost                            $  7,908       $  6,664
                                                ========       ========

       The Company's SERP and directors' retirement plan are unfunded defined benefit plans. The actuarial present value of benefit obligations and accrued pension costs related to the two plans totaled $2,248,000 and $1,935,000 at

December 31, 1996 and 1995, respectively.  The provisions of SFAS No. 87,

"Employees Accounting for Pensions" require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets. At

December 31, 1996, the liability exceeded the unrecognized prior service cost,

resulting in a minimum liability, net of taxes of $104,000, recorded as a reduction of the company's equity.  At December 31, 1995, the additional pension liability is offset by an intangible asset, not to exceed prior service costs of the two plans, of $650,000.

       Net pension credit for all pension plans for the years ended December

31, included the following components:

(In thousands)                                     1996       1995       1994
--------------------------------------------      ------      ------     ------
Service cost - benefits earned during
 the period                                        $  839     $  640     $ 804

Interest cost on projected benefit
 obligation                                         1,832      1,703      1,574

Actual return on plan assets                       (4,661)    (7,601)       675

Net amortization and deferral                       1,097      4,588     (3,966)

Non-recurring charge for Ad Hoc
 benefit increase                                       -        554          -
                                                   ------     ------     ------
Net pension credit                                 $ (893)    $ (116)    $ (913)
                                                   ======     ======     ======


      The weighted average discount rate used to measure the projected benefit obligation was 7.50, 7.00 and 8.25 percent for 1996, 1995 and 1994,

respectively.  The expected long-term rate of return on assets was 8.6 percent for 1996 and 8.7 percent for 1995 and 1994.  The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5.0 percent in 1996 and 1995 and 5.9 percent in 1994.  The Plan invests in publicly traded stocks and bonds.



Postretirement health care benefits. Aquarion and the Utilities provide health benefits for substantially all retired employees and life insurance for a small group of retired individuals. Post retirement health benefits are not provided to employees hired after July 1, 1996. Only those employees hired prior to July 1, 1996 who remain until retirement age are eligible.

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

Beneficiary Association Trust (VEBA). The Company's tax deductible contribution was $423,000 and $462,000 for 1996 and 1995, respectively.



      The net periodic postretirement benefit cost for the years ended

December 31, was as follows:

 (In thousands)                           1996          1995        1994
---------------------------------------  ------        ------     -------
Service cost-benefits earned
 during the period                      $  493       $  365      $  420

Interest cost on benefit
 obligation                                954          932         890

Actual return on plan assets              (45)          (19)          -

Net amortization and
 deferral                                  548          531         524
                                        ------       ------      ------
Net periodic postretirement
 benefit cost                           $1,950       $1,809      $1,834
                                        ======       ======      ======


      Expenses recognized for the years ended December 31, 1996, 1995 and

1994 amounted to $1,848,000, $1,679,000 and $1,743,000, respectively.  The remaining cost has been recorded as a regulatory asset.  Approval for recovery of these costs was received from the DPUC in BHC's Eastern division's rate decision effective August 1, 1993 and BHC's Western division's rate decision effective April 25, 1996.

      The combined funded status and the related accrual for postretirement benefits other than pensions as of December 31, 1996 and 1995, were as follows:

 (In thousands)                                          1996         1995
----------------------------------------------------    ------       ------
Accumulated postretirement benefit
 obligation:

   Retirees                                            $ 6,208      $ 6,526

   Active plan participants eligible for
    retirement                                           2,825        2,836

   Other active participants                             4,748        5,628
                                                       -------      -------
     Net obligations                                    13,781       14,990

Plan assets at fair value                                1,258          836
                                                       -------      -------
Accumulated excess post-retirement obligation
 over plan assets                                      (12,523)     (14,154)

Unrecognized net obligation existing at January 1,
 1993                                                    8,377        8,900

Unrecognized net (gain) or loss from past experience      (205)       1,943

Unrecognized prior service cost                            226          246
                                                       -------      -------
Accrued postretirement benefit cost                    $(4,125)     $(3,065)
                                                       =======      =======


      The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1996, 1995 and 1994 was 7.5 percent, 7.0 percent and 8.25 percent, respectively.  The expected long-term rate of return on assets, net of tax, was 5.0 percent for 1996 and 1995.



      For measurement purposes, a 9.0 percent annual increase in the per capita cost of covered health care benefits is assumed for 1996 (9.6 percent and 10.2 percent for 1995 and 1994, respectively).  This rate was assumed to decrease gradually to 6.0 percent for 2001 and remain at that level thereafter.  If the health care cost trend rate were increased 1.0 percent,

the accumulated postretirement benefit obligation as of December 31, 1996 would increase by 18.0 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1996 would increase by 24.0 percent.



Postemployment benefits.  In January 1994, the Company adopted SFAS No. 112

"Employers' Accounting for Postemployment Benefits," which requires the

Company to accrue the cost of providing benefits to former or inactive employees after employment but before retirement.  These benefits are to be recognized over the employees' years of service or at the date of the event giving rise to such benefits.  The implementation of this standard had no material effect on the Company's financial condition or results of operation for 1996 and 1995.


Note 12 - Incentive Stock Plans; Dividend Reinvestment and Common Stock

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



      In 1994, shareholders adopted the Aquarion Company Stock Incentive Plan

(Incentive Plan) that provides for the granting of non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock and performance units (collectively, Awards), but no more than an aggregate of

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

                                                 Number        Option Price

                                                of Shares       per Share
--------------------------------------------   ----------      ---------------
Outstanding at December 31, 1993                 261,150       $20.63-$28.28

Granted in 1994 (a)                              271,100       $21.75-$27.13

Expired in 1994                                  (11,800)      $24.63-$27.13

Exercised in 1994                                 (6,300)      $20.63-$25.00
                                                 -------
Outstanding at December 31, 1994                 514,150       $20.63-$28.28

Granted in 1995 (a)                              178,100       $23.25-$23.50

Expired in 1995                                   (2,200)      $21.75-$27.13
                                                 -------
Outstanding at December 31, 1995                 690,050       $20.63-$28.28

Granted in 1996 (a)                              170,000       $25.25

Expired in 1996                                  (17,701)      $21.75-$27.13

Exercised in 1996                                (19,528)      $20.74-$24.63
                                                  ------
Outstanding at December 31, 1996                 822,821
                                                 =======

      (a) These options were granted on February 2, 1994, March 29, 1994,

December 5, 1994, October 13, 1995, December 5, 1995 and December 4, 1996.

One third of the options granted become exercisable on each of the first three anniversaries of the grant date, except for options granted to certain individuals employed by IEA that will become exercisable immediately upon the sale of that business.



      As of December 31, 1996, 472,455 shares were exercisable under the

Stock Plan.  In addition, 334 shares of restricted stock were outstanding as of December 31, 1996.


      In accordance with SFAS No. 123 "Accounting for Stock-Based

Compensation," the Company adopted the disclosure method of accounting for stock-based compensation. The Company continues to apply Accounting

Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"

in accounting for its stock-based compensation plans and accordingly, no compensation expense has been
recognized.  If the Company had recorded compensation cost based upon the fair value at the grant date for awards under these plans consistent with

SFAS No. 123, the Company's  net income and earnings per share would have been reduced to the pro forma amounts indicated below:


        (In thousands, except share data)            1996      1995
----------------------------------------             ----      ----
        Net Income

             As reported                             $9,005   $12,886

             Pro forma                               $8,747   $12,634

        Earnings per share

              As reported                             $1.30     $1.90

              Pro forma                               $1.26     $1.86


      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-

average assumptions used for grants in 1996, 1995 and 1994: dividend yield of

6.51 percent; expected volatility of 18 percent; risk-free interest rate of

6.12 percent; and an expected life of six years.



      The Company maintains a Dividend Reinvestment and Common Stock Purchase

Plan (Reinvestment Plan) which provides holders of its common stock with a method of purchasing additional shares without payment of brokerage or service charges.  In April 1994, the Company amended its Reinvestment Plan to allow shareholders to make optional cash payments at a 5 percent discount from the market price and to include an additional 750,000 shares in the plan.  The total number of shares reserved for purchase under the

Reinvestment Plan was 1,650,000, of which 1,173,004 shares were issued at

December 31, 1996.



Note 13 - Property, plant and equipment

      Net property, plant and equipment at December 31, consisted of the following components:


 (In thousands)                                      1996             1995
-------------------------------------------        --------         -------
Organization                                         $   185        $    185

Source of supply                                      29,785          29,048

Pumping                                               16,756          16,126

Water treatment                                       62,230          54,126

Transmission and distribution                        249,328         235,608

General                                               34,417          32,809

Construction work in progress                         47,787          32,978

Utility plant held for future use                        466             466

Nonutility property                                   13,762          31,134
                                                     -------        --------
                                                     454,716         432,480

Less: accumulated depreciation                       131,328         136,726
                                                     -------         -------
                                                    $323,388        $295,754
                                                     =======         =======


Note 14 - Inventories

      Inventories at December 31, were comprised of the following:


 (In thousands)                                 1996          1995
---------------                                ------        ------
Lumber and logs                                $1,565        $2,180

Materials and supplies                          1,318         1,925
                                                -----         -----
                                               $2,883        $4,105
                                                =====         =====


Note 15 - Statement of cash flows

      Changes in assets and liabilities for the years ended December 31, net of effects of acquisitions, are set forth below:


(In thousands)                                 1996        1995        1994
-----------------------------------          -------      ------      ------
(Increase) decrease in accounts
 receivable and other current assets        $(6,228)  $     405   $  (2,703)

Decrease (increase) in inventory                579        (919)       (192)

Increase in prepayments                      (1,082)       (744)     (1,455)

Increase in accounts payable and accrued
 liabilities                                  2,094       2,883       4,420

Increase (decrease) in interest and
 taxes payable                                  398      (2,383)      3,168

Net changes in other noncurrent balance
 sheet items                                  1,000      (4,766)      3,193
                                          ---------   ---------   ---------
                                          $  (3,239)  $  (5,524)  $   6,431
                                          =========   =========   =========
Supplemental cash flow information:

Cash paid for:
Interest                                      $9,336      $8,749      $8,733

Income taxes                                 $10,602     $10,694      $6,306



Supplemental disclosure of non-cash investing and financing activities:



The anticipated sale of the discontinued operation has been recorded as a non-cash investing transaction for the year ended December 31, 1996.



In October 1995, the Company exchanged a reservoir, located in New Canaan,

Connecticut, for a building, located in Monroe, Connecticut, in a non-cash transaction.  The fair value of the building received was approximately

$2,500,000 and the net book value of the land exchanged was approximately

$170,000.



Note 16 - Commitments and contingencies


Minimum rental payments under operating leases  aggregated $350,000 at

December 31, 1996. Annual payments for future minimum rentals are $175,000 in

1997 and 1998, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

 To the Board of Directors and Shareholders of Aquarion Company

 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aquarion Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



 Price Waterhouse LLP
 New York, NY
 February 18, 1997
                                      -28-

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



       Management maintains and relies on a system of internal controls,

 which provides reasonable assurance that assets are safeguarded and financial records are adequate and can be relied upon to produce accurate financial statements.  The system includes the hiring and training of qualified personnel, written accounting and control policies and procedures,

 clearly drawn lines of accountability and delegation of authority.  In addition, the Company has an internal audit function that evaluates existing controls and recommends changes and improvements deemed necessary.



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





 Richard K. Schmidt

 President & Chief Executive Officer







 Janet M. Hansen

 Executive Vice President,

 Chief Financial Officer

 & Treasurer



 February 18, 1997

SUPPLEMENTAL FINANCIAL INFORMATION



--------------------------------------------------------------------------------
                                       1996     1995     1994     1993     1992
--------------------------------------------------------------------------------

Book value per share                  $17.52   $17.72   $17.43   $17.07   $16.33

Payout ratio (per share)              124.6%    85.3%    86.6%    92.0%    98.2%

Price/earnings ratio    (1)            21.4     13.4     12.6     16.2     15.2

Capitalization:

 Long-term debt                        54.7%    52.0%    49.1%    51.0%    51.9%

 Preferred stock of subsidiaries         -        .1      0.2      0.2      0.2

 Common equity                         45.3     47.9     50.7     48.8     47.9
                                      -----    -----    -----    -----    -----
Total                                 100.0%   100.0%   100.0%   100.0%   100.0%
                                      =====    =====    =====    =====    =====

 (1)     Computed at December 31.



Quarterly financial data
(Unaudited)

                                       Income
                                       before
                        Operating      income        Net      Per share
                         revenues      taxes       income      (1) (2)
--------------------------------------------------------------------------
(In thousands, except share
data)

1996


First quarter (3)          $ 20,993     $3,998     $  2,074     $0.30

Second quarter (3)           23,013      5,418        3,165      0.46

Third quarter (3)            25,499      7,373        4,136      0.60

Fourth quarter               25,299      6,335         (370)    (0.06)
                           --------    -------      -------
Total                      $ 94,804    $23,124      $ 9,005
                           ========    =======      =======
1995

First quarter (3)          $ 19,873    $ 4,493      $ 2,391      0.35

Second quarter (3)           21,967      5,409        3,107      0.46

Third quarter (3)            24,438      6,228        3,242      0.48

Fourth quarter (3)           28,291      7,048        4,146      0.61
                           --------    -------      -------
Total                      $ 94,569    $23,178      $12,886
                           ========    =======      =======

(1) Quarterly earnings per share are based on weighted average shares outstanding during each quarter and the sum of the quarters may not equal annual earnings per share.

(2) 1995 quarterly earnings per share have been restated to reflect the pooling of interests.

(3) Quarterly amounts have been restated to reflect the discontinued operations.

Market and dividend information



      The  following  table sets forth the high and low closing sale prices of the  Company  common stock as traded on the New York Stock Exchange (NYSE) and as reported on the NYSE composite tape, along with dividends paid per share on

a  quarterly  basis.    At December 31, 1996, there were 8,072 shareholders of

record.



---------------------------------------------------------------------------
Period                         Closing sales prices        Dividends paid
---------------------------------------------------------------------------
                                High            Low
---------------------------------------------------------------------------

1996

First quarter                  $26 5/8        $24 5/8              $.405

Second quarter                  25 1/2         23 1/4               .405

Third quarter                   27 1/8         24 7/8               .405

Fourth quarter                  28 1/8         24 7/8               .405

1995

First quarter                  $24 1/4        $22                  $.405

Second quarter                  23 1/2         22                   .405

Third quarter                   24 1/4         22                   .405

Fourth quarter                  25 7/8         22 5/8               .405


FINANCIAL HIGHLIGHTS (In thousands, except share data)

                                                                                     4 year
                                                                                    Compound
                                                                                     Annual
---------------------------------------------------------------------------------    Growth
                                  1996     1995       1994       1993      1992      Rate
---------------------------------------------------------------------------------------------

Operating revenues from
  continuing operations         $94,804   $94,569    $97,691    $84,860    $76,572       5.5%

Net income from
  continuing operations          13,840    13,296     12,478     12,283     10,003        8.5%

Net income                        9,005    12,886     12,221     10,990      9,400        ---

Net income from continuing
  operations per common share     $2.00     $1.96      $1.91      $1.97      $1.76        3.3%

Net income per common share       $1.30     $1.90      $1.87      $1.76      $1.65        ---

Cash dividends per share
  of common stock                 $1.62     $1.62      $1.62      $1.62      $1.62        ---

Dividend yield (Based on
  market value @ December 31,)    5.81%     6.35%      6.86%      5.68%      6.48%        ---

Total assets                    449,092   413,980    370,870    362,872    348,331        6.6%

Shareholders equity             122,951   121,502    115,132    110,481     97,165        6.1%

Long-term debt and
  redeemable preferred stock    148,487   132,276    111,796    115,966    105,883        8.8%

Weighted average
  common shares outstanding   6,931,388 6,794,400  6,532,627  6,237,875  5,690,853        5.1%

Utility Customers               136,336   130,715    125,015    123,915    123,325        2.5%


                                    - INSIDE FRONT COVER -