Form 10-K, Exhibit 13
period 1997-12-31
AQUARION CO
filed 1998-03-26
CIK 49423

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of

Operations.



      The terms "Aquarion Company," "Aquarion" and "the Company" are used in this section for convenience and reading ease.  These terms do not in all cases describe exact intercompany relationships among Aquarion and its subsidiaries.



      Effective at the close of business on December 31, 1996, Bridgeport

Hydraulic Company merged with its wholly-owned subsidiaries Stamford Water

Company (SWC), New Canaan Water Company (NCWC) and Ridgefield Water Supply

Company (RWSC).  Bridgeport Hydraulic Company is the surviving corporation and has changed its name to BHC Company (BHC).  BHC consists of an Eastern division, formerly Bridgeport Hydraulic Company, and a Western division,

formerly SWC, NCWC and RWSC.



      On March 25, 1997, the Company executed the stock purchase agreement,

effective December 31, 1996, completing the sale of Industrial and

Environmental Analysts, Inc. (IEA), its environmental testing laboratory business for approximately $10,000,000.  Accordingly, IEA's results were recorded as a discontinued operation for the years ended December 31, 1996 and

1995.  The Company recorded an after-tax loss of $4,255,000 or $0.61 per share from the sale of the discontinued operation for the year ended December 31,

1996 (Note 2).


Capital resources and liquidity.
--------------------------------

Capital expenditures.  The Company invested $28,700,000 in property, plant and
--------------------
equipment in 1997, compared with $38,600,000 in 1996 and $41,600,000 in 1995.

Aquarion's utility subsidiaries, BHC and Sea Cliff Water Company (SCWC)

(Collectively, the Utilities) accounted for approximately 95 percent of plant additions during the three-year period.  Management estimates that capital expenditures will total $18,300,000 in 1998, of which approximately

$17,300,000 will be for water utility construction projects.



            Capital Expenditures
               (In thousands)

                    1993                             $18,100

                    1994                             $19,900

                    1995                             $41,600

                    1996                             $38,600

                    1997                             $28,700

               1998 Projected                        $18,300



      Federal Safe Drinking Water Act (SDWA) regulations require water filtration or alternate water treatment measures for BHC's major unfiltered water supplies.  In accordance with SDWA regulations, engineering for the construction of filtration facilities at BHC's Hemlocks Reservoir commenced during 1992, and on July 1, 1997, the William S. Warner Water Treatment Plant

at Hemlocks Reservoir was fully operational and put into service at a total project cost of $46,300,000.



Financing activities.  The Company's capital expenditures have historically
--------------------
been financed from several sources including internally generated funds, rate relief, proceeds from debt financings, sale of common stock, and short-term borrowings under the Company's revolving credit agreements.

     Cash Flow from Operations Per Share

                    1993                               $4.04

                    1994                               $5.16

                    1995                               $3.29

                    1996                               $3.39

                    1997                               $5.43



      The percentage of capital expenditures financed by net cash from operating activities was 100 percent, 61 percent and 54 percent for the years ended December 31, 1997, 1996 and 1995, respectively. (See "Consolidated

Financial Statements-Consolidated Statements of Cash Flows.")  The remainder has been provided from external financing sources.




    % of Capital Expenditures Financed by

         Internally Generated Funds*

                    1993                                 86%

                    1994                                126%

                    1995                                 30%

                    1996                                 30%

                    1997                                104%


* Internally generated funds are comprised of cash flow from opertions less dividends paid.



      The Company obtained funds of $3,504,000 from issuances of Common Stock under its Dividend Reinvestment and Common Stock Purchase Plan (the Plan) in

1997 versus $3,449,000 and $2,696,000 in 1996 and 1995, respectively.  The

Company also obtained funds of $2,398,000 from stock options exercised in

1997.  The Utilities received $3,217,000 from advances and contributions in aid of construction from developers and customers in 1997.



      On July 31, 1997, BHC's Eastern Division received approval from the

Connecticut Department of Public Utility Control (DPUC) for a 12.7 percent water service rate increase effective August 1, 1997 (Note 3).



      On February 3, 1997, BHC converted the interest rate on its $30,000,000 unsecured note, issued in 1995 in consideration for a loan of the proceeds from the issuance by the Connecticut Development Authority of an equal amount of tax-exempt Water Facilities Revenue Bonds, from a weekly rate to a fixed rate.  These bonds bear interest at 6.15 percent and are due on April 1, 2035

(Note 8).



      Aquarion has revolving credit agreements that provide $50,000,000 of short-term credit availability on a committed basis (Note 9).  The Company borrows on a short-term basis and periodically refinances through long-term debt or equity issuances.



      The Company has a target dividend payout ratio, over the long term, of

75 to 80 percent of net income.  The dividend payout as a percentage of net income was 78 percent and 125 percent in 1997 and 1996, respectively, and

30 percent and 48 percent as a percentage of net cash provided by operating activities in 1997 and 1996, respectively.


            Dividend Payout Ratio

                    1993                         92%

                    1994                         87%

                    1995                         85%

                    1996                        125%

                    1997                         78%



Future financing requirements.  The Company's ability to finance future
-----------------------------
capital expenditures depends on rate relief, in addition to the Company's general financial policies regarding capitalization, market conditions and other economic factors.  Rate relief has an impact on cash flow since sufficient operating cash flows are necessary to maintain debt coverage ratios to allow for the issuance of additional debt securities and to provide a reasonable return in the form of dividends to Aquarion's shareholders.



      The Company's ability to obtain funding from external sources will be affected by the terms of certain of its existing obligations.  Under BHC's

First Mortgage Indenture (BHC Indenture), approximately $5,000,000 of First

Mortgage Bonds were outstanding at December 31, 1997.  No additional bonds have been issued under the BHC Indenture since 1980.  Substantially all of

BHC's properties are subject to the lien of the BHC Indenture.



      Additional long-term debt may be issued by the Company under the terms of the Aquarion 5.95 percent Senior Note (Aquarion Senior Note) as long as consolidated long-term debt (including capitalized lease obligations) does not exceed 66 2/3 percent of Aquarion's consolidated total capitalization, as defined.  BHC may issue additional long-term debt under its Senior Notes (BHC

Senior Notes) if it meets a similar 66 2/3 percent long-term debt to total capitalization test.



      The Company's need for future external financing may also be affected by future net proceeds from its land-disposition program.  BHC has identified approximately 2,700 acres of off-watershed land, most of which was previously in its rate base, as surplus to utility operations.  Under Connecticut law,

net proceeds from the sale of land which have been in a utility's rate base must be reinvested in utility plant, and profits from such transactions are allocated by the DPUC between the utility's customers and shareholders pursuant to legislative and regulatory criteria (Note 4).



Other
-----


Year 2000.  The Company has assessed its year 2000 issues and has been assured
---------
by its computer software providers that all programs the Company currently owns will function properly in the year 2000.  Any maintenance or modification costs the Company incurs will be expensed, while the costs of any new software will be capitalized and amortized over the software's useful life.  It is not anticipated that such costs will materially affect the Company's earnings per share.  However, the Company cannot predict the effect on the Company of any year 2000 problems of other entities such as suppliers, customers and service providers.

Inflation.  Inflation, as measured by the Consumer Price Index, increased
----------
1.7 percent, 3.3 percent and 2.5 percent in 1997, 1996 and 1995, respectively,

and primarily affects the Utilities.  The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant.  The replacement cost of utility plant would be significantly higher than the historical cost.  While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practice,

the Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.


Results of operations
---------------------

1997 compared with 1996
-----------------------

Overview.  The Company's consolidated net income for 1997 was $15,011,000
---------
compared with net income of $9,005,000 in 1996.  Basic earnings per share was

$2.10 in 1997 based on a weighted average of 7,139,894 common shares outstanding, compared with $1.30 in 1996 based on a weighted average of

6,931,388 common shares outstanding.  For the year ended December 31, 1996,

the Company recorded an after-tax loss of $4,255,000 from the sale of IEA

(Note 2).



      For the year ended December 31, 1997, net income from continuing operations was $15,011,000, or $2.10 per share, versus $13,840,000, or $2.00 per share in 1996.  Operating results in 1997 reflect the increase in water service rates to cover the operating costs of the William S. Warner Water

Treatment Plant and drier weather which increased earnings from the Company's water utility segment.


            Book Value Per Share

                    1993                              $17.07

                    1994                              $17.43

                    1995                              $17.72

                    1996                              $17.52

                    1997                              $18.26


Operating revenues.  Consolidated operating revenues of $107,102,000 in 1997
-------------------
were $12,298,000 higher than 1996.  Revenues from the Utilities increased

$5,609,000, due to the increase in water service rates, drier weather and the

May 1996 acquisition of SCWC.  Timber processing experienced an increase in revenues during 1997 of $4,898,000 primarily due to increased sales to a leading retailer in the home improvement industry.  The Company also had increased property sales revenues of $1,325,000 in 1997.



Operating expenses.  Operating expenses for 1997 were $30,803,000, an increase
-------------------
of $6,786,000 over 1996.  Timber processing experienced increased operating expenses of $4,376,000 compared with 1996 primarily due to higher costs associated with the increased sales volume.  Operating expenses from property sales increased by $1,255,000 due to the increased activity in the land sales program.



General & administrative expenses.  General and administrative expenses
---------------------------------
totaled $15,620,000, a $576,000 decrease from 1996.  This decrease was primarily attributable to a higher pension credit, as well as lower health care costs at the Utilities partially offset by increased bad debt expense in

1997.

Depreciation expense.  Depreciation expense increased $1,547,000 in 1997,
---------------------
which was largely the result of the William S. Warner Water Treatment Plant being placed into service on July 1, 1997, and a higher composite annual depreciation rate for BHC's Eastern Division effective August 1, 1996.



                         Depreciation Expense

                            (In thousands)

               1993                     $8,760

               1994                     $9,852

               1995                    $10,123

               1996                    $11,077

               1997                    $12,624


Interest expense.  Interest expense for 1997 was $1,876,000 higher than 1996
-----------------
due to the interest expense associated with the October 1996 debt issuance by

BHC of $30,000,000 and the interest rate conversion on the 1995 $30,000,000 unsecured note of BHC from a variable rate to a fixed rate of 6.15 percent.



Taxes other than income taxes.  Taxes other than income taxes for 1997 were
------------------------------
$1,502,000 lower than 1996, due primarily to the repeal of the Connecticut gross earnings tax for services rendered after July 1, 1997.



Income taxes.  Income taxes for 1997 increased $2,632,000 as a result of
-------------
higher taxable income.



Significant changes in balance sheet accounts.
----------------------------------------------

      The decrease in other current assets of $11,658,000 was primarily the result of the proceeds received from the sale of IEA in March 1997 (Note 2).



Results of operations
---------------------

1996 compared to 1995
---------------------


Overview.  The Company's consolidated net income for 1996 was $9,005,000
---------
compared with net income of $12,886,000 in 1995.  Basic earnings per share was

$1.30 in 1996, based on a weighted average of 6,931,388 common shares outstanding, compared with $1.90 in 1995, based on a weighted average of

6,794,400 common shares outstanding.  For the year ended December 31, 1996,

the Company recorded an after-tax loss of $4,255,000 from the sale of IEA

(Note 2).



      For the year ended December 31, 1996, net income from continuing operations was $13,840,000, or $2.00 per share, versus $13,296,000, or $1.96 per share in 1995.  Operating results in 1996 reflect the Utilities' improved operating efficiencies as well as a lower tax obligation and improved receivable collections, partially offset by lower property sales revenues in

1996.  Property sales revenues in 1995 included an after-tax gain of approximately $1,100,000, or $0.16 cents per share, as a result of the property-exchange agreement in connection with the acquisition of NCWC and

RWSC on October 12, 1995 (Note 5).



Operating revenues.  Consolidated operating revenues of $94,804,000 in 1996
-------------------
were $235,000 higher than 1995.  Revenues from the Utilities increased

$3,020,000, due to additional CWIP rate surcharge revenues, BHC's Eastern and

Western Divisions' rate increases that became effective in 1996 and the acquisition of SCWC, partially offset by a wetter than normal year in 1996.

Timber processing experienced an increase in revenues during 1996 of

$1,461,000 primarily due to increased lumber sales volume.  Revenues from property sales decreased $4,259,000 due to the sale of NCWC's reservoir in 1995 and lower volume in the land sales program in 1996, partially offset by the revenues recognized from the condemnation of the former SWC headquarters in 1996 (Note 4).



Operating expenses.  Operating expenses for 1996 were $24,017,000, an increase
-------------------
of $743,000 over 1995.  Timber processing experienced increased operating expenses of $1,334,000 compared with 1995 primarily due to higher costs associated with the increased sales volume.  The Utilities experienced an increase in operating expenses of $614,000, principally due to additional expenses associated  with water treatment and distribution.  Operating expenses from property sales decreased by $1,347,000 due to the decreased activity in the land sales program.



General & administrative expenses.  General and administrative expenses
----------------------------------
totaled $16,196,000, a $2,759,000 decrease from 1995.  This decrease reflects the improved operating efficiencies at the Utilities, reduced bad debt expense in 1996 and the non-recurring retirement benefits for the former chairman in

1995, partially offset by increased costs for health insurance, employee benefits and other administrative expenses in 1996 and a non-recurring insurance rebate in 1995.



Depreciation expense.  Depreciation expense in 1996 was $954,000 higher than
---------------------
1995, which was largely the result of general plant additions at the Utilities and a higher composite annual depreciation rate for BHC's Eastern Division effective August 1, 1996.



Interest expense.  Interest expense for 1996 was $842,000 higher than 1995 due
-----------------
to the interest expense associated with the May 1995 and October 1996 debt issuances by BHC of $30,000,000 each and higher average short-term borrowings,

primarily associated with filtration projects.



Taxes other than income taxes.  Taxes other than income taxes were $760,000
-----------------------------
higher than 1995.  Increased property taxes of $468,000 as well as higher payroll and gross earnings taxes of $292,000 in 1996 account for this increase.



Income taxes.  Income taxes for 1996 were $598,000 lower than 1995, primarily
-------------
due to lower state business taxes and a lower federal income tax obligation.



Seasonality.  The Company's operating results are subject to weather
------------
variations and seasonal fluctuations, due to an increased demand for water in the warmer months. (See Supplemental Financial Information to Consolidated

Financial Statements for selected quarterly data for 1997 and 1996.)



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

                       Aquarion Company and Subsidiaries

                       Consolidated Statements of Income
                       ---------------------------------



In thousands, except share data

Year ended December 31                           1997         1996          1995
-------------------------------------------   ---------   ----------    ----------

Operating revenues                            $ 107,102   $   94,804    $   94,569

Costs and expenses:

   Operating                                     30,803       24,017        23,274

   General and administrative                    15,620       16,196        18,955

   Depreciation                                  12,624       11,077        10,123

   Interest expense                              11,187        9,311         8,469

   Taxes other than income                       10,700       12,202        11,442
                                              ---------   ----------    ----------
Total costs and expenses                         80,934       72,803        72,263
                                              ---------   ----------    ----------
                                                 26,168       22,001        22,306

Allowance for funds used during construction        759        1,123           872
                                              ---------   ----------    ----------
Income before income taxes                       26,927       23,124        23,178

Income taxes                                     11,916        9,284         9,882
                                              ---------   ----------    ----------
Net income from continuing operations            15,011       13,840        13,296

Discontinued operations:

   Loss from discontinued operations, less

      applicable income tax benefit/(expense)

      of $66 and $(19)                                -         (580)         (410)

   Loss on disposal of discontinued

      operations, less applicable income

      tax benefit of $5,695                           -       (4,255)            -

                                              ---------   ----------    ----------

Net income                                    $  15,011   $    9,005    $   12,886
                                              =========   ==========    ==========

Basic earnings (loss) per share:

   Per share from continuing operations       $   2.10    $    2.00     $    1.96

   Per share from discontinued operations            -        (0.09)        (0.06)

   Per share from disposal of discontinued

      operations                                     -        (0.61)            -
                                              --------    ---------     ---------

Basic earnings per share                      $   2.10    $    1.30     $    1.90
                                              ========    =========     =========

Weighted average common shares outstanding   7,139,894    6,931,388     6,794,400
                                             ==========   =========     =========
Diluted earnings (loss) per share:

   Per share from continuing operations       $   2.08    $    1.98     $    1.95

   Per share from discontinued operations            -        (0.08)        (0.06)

   Per share from disposal of discontinued

      operations                                     -        (0.61)            -
                                              --------    ---------     ---------

Diluted earnings per share (Note 7)           $   2.08    $    1.29     $    1.89
                                              ========    =========     =========

Weighted average common shares outstanding    7,215,626    6,974,563    6,804,522
                                              =========    =========    =========




The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries

                          Consolidated Balance Sheets
                       ---------------------------------


Assets

In thousands
December 31,                                        1997       1996
-----------------------------------------------   --------   --------

Property, plant and equipment                     $481,833   $454,716

Less:  accumulated depreciation                    142,125    131,328
                                                  --------   --------
   Net property, plant and equipment (Note 14)     339,708    323,388

Current assets:

   Cash and cash equivalents                           851        470
                                                  --------   --------
   Accounts receivable                              10,789     10,796

   Less:  allowance for doubtful accounts            1,782      1,253
                                                  --------    -------
                                                     9,007      9,543

   Accrued revenues                                 10,411      9,893

   Inventories (Note 15)                             3,740      2,883

   Prepaid expenses                                 10,980      8,732

   Other current assets                              6,443     18,101
                                                  --------    -------
      Total current assets                          41,432     49,622

Prepaid taxes                                       12,354     12,171

Recoverable income taxes                            41,741     44,938

Other assets                                        19,774     18,973
                                                  --------   --------

                                                  $455,009   $449,092
                                                  ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries

                          Consolidated Balance Sheets
                       ----------------------------------


Liabilities and Shareholders' Equity
------------------------------------


In thousands, except share data
December 31,                                             1997       1996
-----------------------------------------------------   ------     ------

Shareholders' equity:

Preferred stock, no par value, authorized

   2,500,000 shares not to exceed aggregate value of

   $25,000,000--none issued                           $       -   $      -


Common stock, stated value:  $1

   Authorized--16,000,000 shares

   Issued 7,330,721 shares in 1997 and

      7,080,355 shares in 1996                            7,331      7,080

Capital in excess of stated value                       107,004    101,360

Retained earnings                                        19,624     16,324

Less:  minimum pension liability adjustment                  97        104

Less:  treasury stock, at cost                                -      1,709
                                                      ---------  ---------
   Total shareholders' equity                           133,862    122,951
                                                      ---------  ---------

Long-term debt and other obligations                    151,380    148,487
                                                      ---------  ---------
Current liabilities:

   Short-term borrowings, unsecured                       9,000      8,300

   Current maturities of long-term debt                   5,000     15,000

   Accounts payable and accrued liabilities              15,592     15,654

   Dividends payable                                      3,005      2,843

   Accrued interest                                       3,011      2,484

   Taxes other than income taxes                            755      1,927

   Income taxes                                           2,018      1,555
                                                       --------   --------
      Total current liabilities                          38,381     47,763
                                                       --------   --------

Advances for construction                                24,263     28,017

Contributions in aid of construction                     30,951     24,354

Deferred land sale gains                                    384        471

Accrued postretirement benefit cost                       4,664      4,125

Recoverable income taxes                                  6,052      6,346

Deferred income taxes                                    65,072     66,578

Commitments & contingencies (Note 17)
                                                       --------   --------

                                                       $455,009   $449,092
                                                       ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                       Aquarion Company and Subsidiaries

                    Consolidated Statements of Cash Flows
                     -------------------------------------


In thousands

Year ended December 31                                     1997       1996        1995
------------------------------------------------------  ---------  ---------  -----------

Cash flows from operating activities:

   Net income                                           $  15,011  $   9,005  $    12,886

   Adjustments reconciling net income to net cash

     provided by operating activities

   Depreciation and amortization                           13,435     13,797       12,979

   Proceeds from sale of surplus land, net of gains         1,796        778        2,798

   Loss on disposal of segment                                  -      4,255            -

   Gain on disposition of property                              -          -       (2,033)

   Provision for losses on accounts receivable                894        (29)         842

   Deferred tax provision                                   1,214         45        1,261

   Allowance for funds used during construction              (759)    (1,123)        (872)

Change in assets and liabilities (Note 16)                  7,166     (3,239)      (5,524)
                                                        ---------   --------     --------
      Net cash provided by operating activities            38,757     23,489       22,337
                                                        ---------   --------     --------

Cash flows from investing activities:

   Capital additions, excluding an allowance for funds

      used during construction                            (28,729)   (38,600)     (41,646)

   Acquisition of business, less cash acquired                  -     (2,598)           -

   Advances and contributions in aid of construction        3,217      2,626        3,054

   Refunds on advances for construction                      (374)      (933)        (288)

   Other investing activities, net                           (153)    (1,202)         (25)
                                                         --------   --------     --------

      Net cash used in investing activities               (26,039)   (40,707)     (38,905)
                                                         --------   --------     --------

Cash flows from financing activities:

   Proceeds from the issuance of long-term debt             7,893     31,518       20,588

   Proceeds from the issuance of common stock, net          5,895      3,290        2,644

   Net borrowings (repayments) of short-term debt             700     (5,000)      11,600

   Common dividends paid                                  (11,549)   (11,198)     (10,830)

   Principal and premium payments on long-term debt       (15,000)       (52)      (7,682)

   Debt issuance costs                                       (276)    (1,220)        (407)

   Payments for redemption of preferred stock                   -       (285)         (45)
                                                        ---------    -------- -----------
      Net cash (used in) provided by financing
         activities                                       (12,337)    17,053       15,868
                                                        ---------    -------  -----------

   Net increase (decrease) in cash and cash equivalents       381       (165)        (700)

   Cash and cash equivalents, beginning of year               470        635        1,335
                                                        ---------  ---------  -----------

   Cash and cash equivalents, end of year               $     851  $     470  $       635
                                                         ========  =========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                Aquarion Company and Subsidiaries

                         Consolidated Statements of Shareholders' Equity



                                        Common Stock        Capital                Minimum       Treasury Stock      Total
                                    -------------------    in excess               pension    -------------------    share-
                                      Number     Stated    of stated   Retained   liability      Number             holders'
In thousands, except share data      of shares   value       value     earnings   adjustment   of shares  Amount     equity
------------------------------------ ---------  -------   ----------  ---------   ----------   ---------  ------  ----------

Year ended December 31, 1995         6,690,013  $ 6,690   $   94,152  $ 16,628            -     84,992  $(2,338)  $  115,132
----------------------------

Net income                                   -        -            -    12,886            -          -        -       12,886

Shares issued for Acquisition of

    NCWC & RWSC                        123,053      123        1,540         -            -          -        -        1,663

Dividends on common stock                    -        -            -   (10,931)           -          -        -      (10,931)

Dividend reinvestment plan             123,508      124        2,521         -            -          -        -        2,645

Treasury stock transactions                  -        -            -         -            -     (3,701)     107          107
                                     ---------  -------    ---------   -------    ---------    -------  -------   ----------

Balance, December 31, 1995           6,936,574    6,937       98,213    18,583            -     81,291   (2,231)     121,502
                                     ---------  -------    ---------   -------    ---------    -------  -------   ----------

Year ended December 31, 1996
----------------------------

Net income                                   -        -            -     9,005            -          -        -        9,005

Dividends on common stock                    -        -            -   (11,264)           -          -        -      (11,264)

Dividend reinvestment plan             143,781      143        3,147         -            -          -        -        3,290

Minimum pension liability

    adjustment (Note 12)                     -        -            -         -         (104)         -        -         (104)

Treasury stock transactions (1)              -        -            -         -            -    (19,793)     522          522
                                     ---------  -------    ---------   -------    ---------    -------  -------   ----------

Balance, December 31, 1996           7,080,355    7,080      101,360    16,324         (104)    61,498   (1,709)     122,951
                                     ---------  -------    ---------   -------    ---------    -------  -------   ----------

Year ended December 31, 1997
----------------------------

Net income                                   -        -            -    15,011            -          -        -       15,011

Dividends on common stock                    -        -            -   (11,711)           -          -        -      (11,711)

Dividend reinvestment plan             135,829      136        3,361         -            -          -        -        3,497

Minimum pension liability

    adjustment (Note 12)                     -        -            -         -            7          -        -            7

Stock options exercised                114,537      115        2,283         -            -    (61,280)   1,703        4,101

Treasury stock transactions (1)              -        -            -         -            -       (218)       6            6
                                     ---------  -------   ----------  --------   ----------    -------    ------  ----------

Balance, December 31, 1997           7,330,721  $ 7,331   $  107,004  $ 19,624   $      (97)         -        -   $  133,862
                                     =========  =======   ==========  ========   ==========    =======    ======  ==========


(1) Includes exercise of stock options

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

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

Connecticut and Long Island, New York, including communities served by other

Connecticut utilities to which water is available on a wholesale basis for back-up supply and peak demand purposes through BHC's Southwest Regional

Pipeline.  BHC is the largest investor-owned water company in Connecticut and with SCWC, is among the 10 largest investor-owned water companies in the nation.  The Utilities are regulated by several Connecticut and New York agencies, including the Connecticut Department of Public Utility Control

(DPUC) and the New York Public Service Commission (PSC).  The Company conducts a timber processing business, Timco, Inc (Timco), owns a real estate subsidiary, Main Street South Corporation (MSSC) and provides utility management service business through Aquarion Management Services, Inc. (AMS).



      The Company's accounting policies conform to generally accepted accounting principles and, as applied in the case of rate-regulated public utilities, comply with the Uniform System of Accounts and ratemaking practices prescribed by the regulatory authorities.  A description of Aquarion's principal accounting policies follows.



Principles of consolidation.  The consolidated financial statements include
----------------------------
the accounts of the Company and its majority-owned subsidiaries.  All significant intercompany accounts and transactions have been eliminated.



Property, plant and equipment.  Property, plant and equipment is stated at
------------------------------
cost.  The costs of additions to and replacements of retired units of property are capitalized.  Costs include charges for direct material, labor and services, and indirect charges related to construction, such as engineering,

supervision, payroll taxes and employee benefits.  BHC also capitalizes an allowance for funds used during construction (AFUDC) equivalent to the cost of funds devoted to plant under construction, except for the portion of Federal

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

3 to 85 years for utility plant and equipment and 3 to 20 years for nonutility plant and equipment.  For income tax purposes, the Company uses various accelerated tax lives and rates as allowed under the Internal Revenue Code.



Cash equivalents.  The Company considers all highly liquid investments that
-----------------
have a maturity of three months or less when purchased to be cash equivalents.



Earnings per share.  Earnings per share is based on the annual weighted
-------------------
average number of shares outstanding and common share equivalents.  Common share equivalents consist of outstanding employee stock options.  In February

1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128,

"Earnings Per Share" (SFAS 128), which establishes new standards for computing and presenting basic and diluted earnings per share.  The Company has adopted

SFAS 128 effective for financial statements issued for periods ending after

December 15, 1997 (Note 7).



Allowance for funds used during construction.  AFUDC is a non-cash credit to
---------------------------------------------
income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds utilized to fund plant under construction.  BHC records AFUDC to the extent permitted by

regulatory authorities.



Construction-work-in-progress surcharge.  The DPUC regulations allow water
----------------------------------------
utilities to implement a CWIP rate surcharge to customer water bills in order to recover 90 percent of the carrying costs of capital used in SDWA-mandated projects, until such time as these projects are completed.  The CWIP rate surcharge is in lieu of AFUDC and is included in water service revenues.



Revenue recognition.  The Utilities recognize revenue as customers are billed
--------------------
periodically for water consumed.  The Utilities also accrue revenue for the estimated amount of water consumed but not billed at the end of each period.

Timber processing revenues are recognized as the related timber products are shipped.  Revenues from sales of real estate are recognized when the transaction is consummated and title has passed.



Inventories.  Inventories are recorded at the lower of cost or market value,
------------
with cost being determined on the basis of the "first-in, first-out" (FIFO)

method.  Materials and supplies are valued at average cost.



Other assets.  Other assets consist primarily of deferred financing charges,
-------------
rate case and other expenses to be amortized, subject to regulatory approval,

over their anticipated period of recovery.  Deferred rate case expenses are amortized over periods allowed by the regulatory authority, generally one to three years.  Deferred financing charges are amortized over the lives of the related debt issues, primarily 30 to 40 years.



Accounts payable.  Accounts payable at December 31, 1997 and 1996, included
-----------------
liabilities in the amount of $391,000 and $2,263,000, respectively, for checks issued but not yet presented for collection, net of the related bank balance.



Fair value of financial instruments.  The carrying amount of cash and cash
------------------------------------
equivalents, trade accounts receivable, and short-term borrowings approximate their fair values due to their short-term nature.  The fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities at December 31, was as follows:



(In thousands)                1997      1996
--------------------------   -------- ---------

Fair Value                  $ 138,970 $ 132,982

Carrying Value                151,380   148,487




Advances for construction/contributions in aid of construction.  The Utilities
---------------------------------------------------------------
receive cash advances from developers and customers to finance construction of new water main extensions.  These advances are partially refunded over a 10-

year period as water revenues are earned from those new customers.  Any remaining unrefunded balances are reclassified to contributions in aid of construction in the consolidated balance sheets and are no longer refundable.



Income taxes.  The Company and its eligible subsidiaries file a consolidated
-------------
federal income tax return.  Federal income taxes are deferred under the liability method in accordance with SFAS No. 109, "Accounting for Income

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



Accounting for long-lived assets.  The Company adopted SFAS No. 121,
---------------------------------
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets

to be Disposed Of," in 1996.  The statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The effect of the adoption of this standard did not have a material impact on the Company's financial statements.



Reporting comprehensive income.  In June 1997, the FASB issued SFAS No. 130,
-------------------------------
"Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components, such as minimum pension liability, in a full set of general-purpose financial statements.

This statement is effective for fiscal years beginning after December 15,

1997.  Adoption of this statement did not have a significant impact on the

Company financial statements.



Segment related information.  In June 1997, the FASB issued SFAS No. 131,
----------------------------
"Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the method of  reporting information about operating segments in annual financial statements and in interim reports issued to shareholders.  This statement is effective for financial statement periods beginning after December 15, 1997.  Adoption of this statement did not have a significant impact on the Company's disclosures of segment related information.



Estimates.  The accompanying consolidated financial statements reflect
----------
judgements and estimates made in preparation of these statements and in the application of the above accounting policies.  Actual results may differ from these estimates.



Note 2 - Sale and Discontinued Operations
-----------------------------------------

      On March 25, 1997, the Company executed the stock purchase agreement,

effective December 31, 1996, completing the stock sale of Industrial and

Environmental Analysts, Inc. (IEA), its environmental testing laboratory business for approximately $10,000,000.  Accordingly, IEA's results were recorded as a discontinued operation for the year ended December 31, 1996.

The Company recorded an after tax loss of $4,255,000, or $0.61 per share, from the sale of the discontinued operation in 1996.  For the period January 1,

1997 through March 25, 1997, operating revenues from discontinued operations were approximately $4,984,000 and the pre-tax operating loss was approximately

$86,000 compared to a pre-tax operating loss of $49,000 for the period ended

March 31, 1996.  Losses for the period from January 1, 1997 through March 25,

1997, were fully reimbursed by the purchaser in conjunction with the terms of the stock purchase agreement.

Note 3 - Regulatory Matters
---------------------------

Rates.  On July 31, 1997, BHC's Eastern Division received a decision from the
------
DPUC approving a 12.7 percent water service rate increase, which became effective on August 1, 1997, designed to provide an $8,300,000 increase in annual water service revenues.  This increase which replaced the CWIP rate surcharge, which was 9.49 percent, prior to July 1, 1997, resulting in a 3.2 percent marginal increase.



      BHC's Eastern and Wester Divisions' rates reflect the repeal  of the

Connecticut gross earnings tax for services rendered after July 1, 1997, which resulted in a 5.0 percent reduction in rates and expenses.



      On April 3, 1996, BHC's Western division received a final decision from the DPUC, which became effective on April 25, 1996, allowing for a 5.1 percent rate increase, designed to provide a $782,000 increase in annual water service revenues.



Note 4 - Sale of surplus land
-----------------------------

      Proceeds from the sale of land are recorded as revenue at the time of closing, and portions of pre-tax gains required to be deferred by the DPUC are amortized as a reduction in BHC's operating expenses over various time periods as stipulated by the DPUC.



      In 1997, the Company sold approximately 134 acres of surplus land with proceeds totaling $3,224,000.  Total gains, including recognition of deferred gains from prior land sales of $133,000, approximated $743,000.



      In February 1997, Aquarion and its BHC subsidiary entered into a contract to sell its 730-acre Trout Brook Valley property for approximately

$14,000,000, contingent on the buyer's receipt of the required permits, from various local and state agencies to develop the property.  The buyer has applied for the necessary project permits.  Trout Brook Valley consists of 640 acres owned by BHC and 90 acres owned by Aquarion.  Because BHC property is included, the sale must also be approved by the DPUC.  The anticipated closing date is expected to be in 1999, but could be extended because of regulatory appeals.  The Company anticipates that the after-tax gain from this transaction will be approximately $6,000,000 over an applicable amortization period, assuming similar treatment is allowed by the DPUC as in the past with regard to the sharing of proceeds between the shareholders and the ratepayers.

Certain environmental groups and others have opposed the granting of the required permits and approvals.  No assurances can be given at this time that such permits and approvals will be granted.



      In March 1997, the Company also entered into a non-binding letter of intent with the City of Shelton, Connecticut to sell six parcels of land located in Shelton for approximately $7,000,000.  The purchase is contingent upon the execution of a contract of sale, regulatory and board approvals.  The anticipated closing date is expected to be late 1998.  The Company anticipates that the after-tax gain from this transaction will be approximately $2,500,000 over an applicable amortization period, assuming similar treatment is allowed by the DPUC as in the past with regard to the sharing of proceeds between the shareholders and the ratepayers.  No assurances can be given at this time that the required contingencies will be satisfied.



      MSSC presently owns a two-third share, through a joint venture of approximately 7.7 acres of real property in Shelton, Connecticut.  In December

1997, the joint venture was formally notified of an eminent domain action undertaken on behalf of the City of Shelton, with an accompanying notice of value of approximately $95,000.  The Company does not concur with this value and plans to negotiate a higher value or appeal this notification.  Based on this notice of value, the loss to be recognized by the Company on this transaction will be approximately $387,000.



      In 1996, the Company sold approximately 32 acres of surplus land with proceeds totaling $929,500.  Total gains, including recognition of deferred gains from prior land sales of $134,000, approximated $434,000.  In addition,

the Company recognized a gain of $320,000 from the condemnation, by the City of Stamford, of the former headquarters of SWC.



      In 1995, the Company sold approximately 90 acres of surplus land with proceeds totaling $3,957,500.  Total gains, including recognition of deferred gains from prior land sales of $80,000, approximated $1,160,000.  In addition,

on October 12, 1995, BHC completed the acquisition of NCWC and RWSC.  As the result of the related property-exchange agreement, Aquarion recorded an after-

tax gain of approximately $1,100,000 in the fourth quarter of 1995.



Note 5 - Acquisitions
---------------------

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

Aquarion of approximately $1,100,000 in 1995.



Note 6 - Income taxes
---------------------

      Income tax expense for the three years ended December 31,  consisted of the following:



In thousands                                      1997       1996      1995
---------------------------------------------- ---------  --------- ---------

Current:

   Federal                                     $   8,477  $   1,199 $   6,297

   State                                           2,692      2,234     2,343
                                               ---------  --------- ---------
      Total current                               11,169      3,433     8,640

Deferred:

   Federal                                           991        277     1,542

   State                                            (244)      (187)     (281)
                                               ---------  --------- ---------

      Total deferred                                 747         90     1,261
                                               ---------  --------- ---------
Total income tax expense                       $  11,916  $   3,523 $   9,901
                                               =========  ========= =========


   A reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense for the years ended December 31, is as follows:




In thousands                                      1997       1996       1995
---------------------------------------------  ---------  ---------   -------

Tax at statutory rate                          $   9,424  $   4,384   $ 7,975

Increase (reductions) in taxes resulting from:

   State taxes, net of federal income taxes        1,592      1,331     1,340

   Excess depreciation and basis amortization        840        700       683

   Investment tax credit                            (152)      (152)     (162)

   Excess tax basis on disposition                     -     (2,213)        -

   Other items, net                                  212       (527)       65
                                               ---------  ---------   -------

Actual income tax expense                      $  11,916  $   3,523   $ 9,901
                                               =========  =========   =======


      Deferred tax liabilities (assets) at December 31, were comprised of the following:



In thousands                                      1997       1996       1995
---------------------------------------------  ---------  ---------   -------

Utility temporary difference                   $  40,507  $  43,679   $43,770

Depreciation                                      22,573     20,168    18,944

Investment tax credits                             1,409      1,225     1,233

Other                                                583      1,506     1,203
                                               ---------  ---------   -------
Gross deferred tax liabilities                    65,072     66,578    65,150
                                               ---------  ---------   -------

Contributions in aid of construction              (7,315)    (7,934)   (6,503)

Other                                             (5,039)    (4,237)   (3,168)
                                               ---------  ---------   -------

Gross deferred tax assets                        (12,354)   (12,171)   (9,671)
                                               ---------  ---------   -------

                                               $  52,718  $  54,407   $55,479
                                               =========  =========   =======


Note 7 - Earnings per share
---------------------------

      In accordance with SFAS 128, the following table presents the calculation of the basic and diluted earnings  per share  computations for income from continuing operations:



                                                                              Per-
                                                 Income         Shares        Share
In thousands, except share data                (Numerator)  (Denominator)    Amount
--------------------------------------------  ------------  -------------    ------


For the year ended December 31, 1997
------------------------------------

Basic earnings per share

   Income before discontinued operations      $    15,011         7,140     $   2.10
                                                                            ========
   Effect of dilutive stock options                     -            76
                                              -----------      --------

Diluted earnings per share

   Income before discontinued operations

      giving effect to dilutive stock

      options                                 $    15,011         7,216     $   2.08
                                              ===========         =====     ========

For the year ended December 31, 1996
------------------------------------

Basic earnings per share

   Income before discontinued operations      $    13,840         6,931     $   2.00
                                                                            ========
   Effect of dilutive stock options                     -            43
                                              -----------         -----

Diluted earnings per share

   Income before discontinued operations

      giving effect to dilutive stock

      options                                 $    13,840         6,974     $   1.98
                                              ===========         =====     ========

For the year ended December 31, 1995
------------------------------------

Basic earnings per share

   Income before discontinued operations      $    13,296         6,794     $   1.96
                                                                            ========
   Effect of dilutive stock options                     -            10
                                              -----------         -----

   Income before discontinued operations

      giving effect to dilutive stock

      options                                 $    13,296         6,804     $   1.95
                                              ===========         =====     ========



      Options to purchase 26,000 and 136,800 shares of Common Stock at $28.28 and $30.88 per share, respectively, were outstanding at December 31, 1997, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the

Common Shares.  These options expire on June 14, 2000 and December 2, 2007,

respectively.



Note 8 - Long-term debt
-----------------------

      Long-term debt at December 31, consisted of the following:





In thousands                                           1997       1996
--------------------------------------------------   --------   --------

First mortgage bonds

Series R, 6.875%, due November 1, 1998               $  5,000   $  5,000

Notes payable - unsecured

7.8% senior notes due June 1, 1997                          -     15,000

5.95% senior note due January 4, 1999                  10,000     10,000

9.55% senior notes due February 1, 2021                20,000     20,000

7.25% note due June 1, 2020 (a)                         7,000      7,000

5.5% note due June 1, 2028 (b)                         12,000     12,000

5.6% note due June 1, 2028 (b)                         10,000     10,000

5.3% note due September 1, 2028                         8,980      8,980

5.8% note due March 1, 2029 (b)                         7,700      7,700

6.05% note due March 1, 2029 (b)                       10,000     10,000

6.15% note due April 1, 2035 (c)                       30,000     30,000

6.00% note due September 1, 2036 (d)                   30,000     30,000

4.25% note due November 1, 2004 (e)                     5,700      5,700
                                                     --------   --------

                                                     $156,380   $171,380

Less: Amounts due within one year                       5,000     15,000

Balance of note proceeds held by trustee                    -      7,893
                                                     --------   --------

                                                     $151,380   $148,487
                                                     ========   ========

      (a)   BHC has the option to redeem this note at a redemption price ranging from 102 percent on June 1, 2000, to 100 percent on June 1, 2002 and thereafter.



      (b)   These BHC financings are insured as to the payment of principal and interest by Municipal Bond Investors Assurance Corporation.



      (c)   On February 3, 1997, BHC converted the interest rate on its

$30,000,000 unsecured note, issued in 1995 in consideration for a loan of the proceeds from the issuance by the Connecticut Development Authority (CDA) of an equal amount of tax-exempt Water Facilities Revenue Bonds, from a weekly rate to a fixed rate of 6.15 percent.



      (d)   On October 3, 1996, BHC issued a $30,000,000 unsecured note in consideration for a loan of the proceeds from the issuance by the CDA of an equal amount of tax-exempt Water Facilities Revenue Bonds.  The tax-exempt CDA bonds, bearing interest at 6.0 percent, have a 40-year maturity.  BHC has the option to have these bonds redeemed at a price ranging from 102 percent on

September 1, 2006 to 100 percent on September 1, 2010 and thereafter.  Under the terms of these CDA bonds, proceeds were requisitioned from a construction fund held by a trustee for planned capital improvements.



      (e)   This Timco financing bears interest at a rate adjusted each

November 1 until such time as Timco elects to convert to a fixed rate.  On

November 1, 1997, the interest rate did not change from 4.25 percent at

November 1, 1996.  Bondholders may elect to have their bonds redeemed at a price equal to 100 percent of the principal amount on each November 1, until conversion of the interest rate on the bonds to a fixed rate.



      Substantially all of BHC's utility plant is subject to the lien of its first mortgage indenture.  The Aquarion and subsidiaries mortgage bond and note-purchase agreements contain certain covenants typical of such agreements,

the most restrictive of which are under the 9.55 percent unsecured BHC Senior

Notes and the 5.95 percent unsecured Aquarion Senior Note and require the maintenance of total funded debt to total capital, as defined, of no more than

66 2/3 percent.  Additionally, payment of dividends on Aquarion's common stock is restricted under the Aquarion notes.  At December 31, 1997, approximately

$40,133,000 was available to pay dividends as defined under the Aquarion notes.  The aggregate maturities and sinking fund requirements on long-term debt for each of the five years succeeding December 31, 1997 are as follows:

1998-$5,000,000; 1999-$10,000,000; 2000, 2001 and 2002-$0.



Note 9 - Short-term borrowings
------------------------------

      The Company has available unsecured revolving credit agreements with four banks totaling $50,000,000.  The Company pays a commitment fee of .125 of

1 percent on the average daily unused portion of the loan.  The lines of credit provide for automatic renewal on an annual basis, but may be terminated at the option of the banks or the Company upon 90 days notice by either party prior to the annual anniversary of the agreements.



Short-term borrowings for the years ended December 31, were as follows:




In thousands                                             1997      1996      1995
------------------------------------------------------  ------    ------    -------

Borrowings outstanding at December 31                   $9,000    $8,300    $11,600

Weighted average interest rate at December 31            5.69%     6.06%      5.96%

Maximum outstanding during the year                    $14,300   $29,200    $12,500

Average outstanding during the year                     $7,550   $16,292     $7,383

Weighted average interest rate during the year           5.59%     5.51%      5.41%





Note 10 - Redeemable preferred stock and rights
-----------------------------------------------

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

Aquarion Common Stock, or if a person or group announces or commences a tender or exchange offer for 15 percent or more of the Common Stock.  In the event that any person or group of affiliated or associated persons becomes the holder of a 15 percent of more position, each holder of a right, other than rights beneficially owned by the 15 percent holder, will thereafter have the right to receive upon exercise of a right at the then current exercise price of the right, that number of shares of Common Stock having a market value of two times the exercise price of the right.  If, after a person or group has acquired 15 percent or more of the outstanding Common Stock, the Company were to be acquired in a merger or other business combination transaction, each right would entitle its holder (other than a 15 percent or greater shareholder) to receive, upon payment of the exercise price, that number of shares of the acquiring company having a market value equal to twice the exercise price.



      The Company may redeem the rights at $.01 per right at any time before a

15 percent position has been acquired.  Until such time as these rights become exercisable, they will have no dilutive effect on the Company's earnings per share.



Note 11 - Industry segment information
--------------------------------------

      The Company's operations are grouped into four industry segments as follows:



      Public water supply--collection, purification and distribution of water
      -------------------
for domestic commercial and industrial use, and for fire protection service;

      Timber processing--processing, marketing and distribution of lumber
      -----------------
products;



      Real Estate--ownership and sale of real property; and,
      -----------


      Utility management services--nonregulated water-related services.
      ---------------------------


      The following table sets forth information about the Company's operations by industry segment for the years ended December 31:




In thousands                                      1997       1996      1995
---------------------------------------------  ---------  --------- ---------

Operating Revenues:

   Public water supply                         $  87,117  $  81,508 $  78,488

   Timber processing                              15,683     10,785     9,324

   Real estate                                     3,267      1,941     6,200

   Utility management services                     1,035        570       557
                                               ---------  --------- ---------

Total operating revenues                       $ 107,102  $  94,804 $  94,569
                                               =========  ========= =========

Operating income:

   Public water supply                         $  35,007  $  29,485 $  26,895

   Timber processing                               1,200        968       945

   Real estate                                       727      1,420     3,938

   Utility management services                      (133)      (219)      (92)
                                                --------   --------  --------


Industry segment operating income                 36,801     31,654    31,686

Other expenses, net (1)                              554       (342)     (911)

Interest expense                                 (11,187)    (9,311)   (8,469)

Allowance for funds used during construction         759      1,123       872
                                               ---------  --------- ---------

Income before income taxes                     $  26,927  $  23,124 $  23,178
                                               =========  ========= =========



(1)   Includes acquisition costs of $573,000 in 1995.


      Operating revenues are comprised of sales to unaffiliated customers.

The Company's operations take place in North America and no single customer accounts for 10 percent or more of total operating revenues.



      Operating income (loss) is defined as operating revenues less total costs and expenses, other than interest expense, other income (expenses),

income taxes and AFUDC.





In thousands                                      1997       1996      1995
---------------------------------------------  ---------- ---------- ---------


Identifiable assets:

   Public water supply                         $  430,425 $  415,045 $ 372,244

   Timber processing                                9,066      6,773     6,585

   Real estate                                      4,162      4,451     4,509

   Corporate                                       10,354     22,010     9,137

   Utility management services (1)                  1,002        813    21,505
                                               ---------- ---------- ---------

Total identifiable assets                      $  455,009 $  449,092 $ 413,980
                                               ========== ========== =========

Capital Expenditures

   Public water supply                         $   27,633 $   37,185 $  38,600

   Timber processing                                1,075        666     1,327

   Utility management services (1)                     21        749     1,719
                                               ---------- ---------- ---------

Total capital expenditures                     $   28,729 $   38,600 $  41,646
                                               ========== ========== =========

Depreciation expense:

   Public water supply                         $   12,171 $   10,668 $   9,757

   Timber processing                                  434        389       341

   Real estate                                         11         11        11

   Utility management services                          8          9        14
                                               ---------- ---------- ---------

Total depreciation expense                     $   12,624 $   11,077 $  10,123
                                               ========== ========== =========



(1)   1995 includes environmental laboratories (IEA).



      Identifiable assets by industry segment are assets used in the Company's operations in each industry segment.  Corporate assets are principally cash,

prepaid expenses, receivables and deferred charges not identifiable with a specific industry segment.



Note 12 - Employee benefit plans
--------------------------------

Retirement plans - The Company and certain of its subsidiaries have a
----------------
noncontributory defined retirement pension plan covering qualified employees.

In general, Aquarion's policy is to fund pension costs accrued.  The Company also has a supplemental executive retirement plan and a directors' retirement plan both of which are unfunded defined benefit plans.  In addition, certain subsidiaries have established defined contribution salary deferral plans under

Section 401(k) of the Internal Revenue Code.



      The following table sets forth the funded status of the Company's retirement plans at December 31, the latest valuation date:




                                                          Assets       Accumulated
                                                          Exceed        Benefits
1997                                                    Accumulated      Exceed
In thousands                                             Benefits        Assets
----------------------------------------------------   -----------    ------------

Actuarial present value of:

Vested benefit obligation                              $    22,074    $     2,700

Nonvested benefit obligation                                   239             29
                                                       -----------    -----------

Accumulated benefit obligation                         $    22,313    $     2,729
                                                       ===========    ===========


Projected benefit obligation                           $   (26,453)   $    (3,218)

Plan assets at fair value                                   46,465              -
                                                       -----------    -----------

Funded status at plan year end                              20,012         (3,218)

Unrecognized prior service cost                                515            983

Unrecognized net assets existing at January 1, 1986         (1,672)             -

Unrecognized net actuarial (gain) loss                      (9,157)           485

Adjustment to recognize minimum liability                        -           (979)
                                                       -----------    -----------

Prepaid pension cost (pension liability)               $     9,698    $    (2,729)
                                                       ===========    ===========




                                                          Assets       Accumulated
                                                          Exceed        Benefits
1996                                                    Accumulated      Exceed
In thousands                                             Benefits        Assets
-----------------------------------------------------  ------------   ------------

Actuarial present value of:

Vested benefit obligation                              $    19,084    $     2,248

Nonvested benefit obligation                                   944              -
                                                       -----------    -----------
Accumulated benefit obligation                         $    20,028    $     2,248
                                                       ===========    ===========

Projected benefit obligation                           $   (23,651)   $    (2,366)

Plan assets at fair value                                   41,407              -
                                                       -----------    -----------

Funded status at plan year end                              17,756         (2,366)

Unrecognized prior service cost                                581            687

Unrecognized net assets existing at January 1, 1986         (2,129)             -

Unrecognized net actuarial (gain) loss                      (8,300)           291

Adjustment to recognize minimum liability                        -           (860)
                                                       -----------    -----------

Prepaid pension cost (pension liability)               $     7,908    $    (2,248)
                                                       ===========    ===========


      The provisions of SFAS No. 87, "Employees Accounting For Pensions,"

require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets.  At December 31, 1997 and 1996, the liability exceeded the unrecognized prior service cost, resulting in a minimum liability adjustment, net of taxes of $97,000 and $104,000, respectively,

recorded as a reduction of the Company's equity.



      Net pension credit for all retirement plans for the years ended December

31, included the following components:





In thousands                                      1997       1996      1995
--------------------------------------------   ---------  --------- ---------

Service cost - benefits earned during the

  period                                       $     879  $     839  $    640

Interest cost on projected benefit obligation      1,938      1,832     1,703

Actual return on plan assets                      (6,479)    (4,661)   (7,601)

Net amortization and deferral                      2,363      1,097     4,588

Non-recurring charge for Ad Hoc benefit

  increase                                             -          -       554
                                               ---------  ---------  --------
Net pension credit                             $  (1,299) $    (893) $   (116)
                                               =========  =========  ========




      The weighted average discount rate used to measure the projected benefit obligation was 7.00, 7.50 and 7.00 percent for 1997, 1996, and 1995,

respectively.  The expected long-term rate of return on assets was 8.9, 8.6 and 8.7 percent for 1997, 1996 and 1995, respectively.  The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5.0 percent in

1997, 1996 and 1995.  Plan assets are primarily invested in U.S. and foreign equities and debt securities issued by the U.S. government and U.S.

corporations.



Postretirement health care benefits.  Aquarion and the Utilities provide
------------------------------------
health benefits for substantially all retired employees and life insurance for a small group of retired individuals.  Postretirement health benefits are not provided to employees hired after July 1, 1996.  Only those employees hired prior to July 1, 1996 who remain until retirement age are eligible.  Effective

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

(VEBA).  The Company's tax deductible contribution to the VEBA was $300,000 and $423,000 for 1997 and 1996, respectively.



      The net periodic postretirement benefit cost for the years ended

December 31, was as follows:




In thousands                                      1997       1996      1995
--------------------------------------------   ---------  --------- ---------

Service cost-benefits earned during the

  period                                       $     315  $     493 $     365

Interest cost on benefit obligation                  701        954       932

Actual return on plan assets                         (60)       (45)      (19)

Net amortization and deferral                        324        548       531
                                               ---------  --------- ---------

Net periodic postretirement benefit cost       $   1,280  $   1,950 $   1,809
                                               =========  ========= =========



      Expenses recognized for the years ended December 31, 1997, 1996, and

1995 amounted to $1,280,000, $1,848,000 and $1,679,000, respectively.  The difference between the net periodic postretirement cost and expense recognized has been recorded as a regulatory asset.  Approval for recovery of these costs was received from the DPUC in BHC's Eastern Division's rate decision effective

August 1, 1993 and BHC's Western Division's rate decision effective April 25,

1996.



      The combined funded status and the related accrual for postretirement benefits other than pensions as of December 31, 1997 and 1996, were as follows:




In thousands                                                       1997       1996
--------------------------------------------------------------   --------   -------

Accumulated postretirement benefit obligation:

   Retirees                                                      $ 4,258    $ 6,208

   Active plan participants eligible for retirement                2,227      2,825

   Other active participants                                       4,181      4,748
                                                                 -------    -------

      Net obligations                                             10,666     13,781

Plan assets at fair value                                          1,446      1,258
                                                                 -------    -------

Accumulated excess postretirement obligation over plan assets     (9,220)   (12,523)

Unrecognized net obligation existing at January 1, 1993            7,853      8,377

Unrecognized net (gain) or loss from past experience              (3,505)      (205)

Unrecognized prior service cost                                      208        226
                                                                 -------    -------

Accrued postretirement benefit cost                              $(4,664)   $(4,125)
                                                                 =======    =======




      The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1997, 1996 and 1995 was 7.0,

7.5 and 7.0 percent, respectively.  The expected long-term rate of return on assets, net of tax, was 5.0 percent for 1997, 1996 and 1995.


      For measurement purposes, an 8.4 percent annual increase in the per capita cost of covered health care benefits is assumed for 1997 (9.0 percent and 9.6 percent for 1996 and 1995, respectively).  This rate was assumed to decrease gradually to 6.0 percent for 2001 and remain at that level thereafter.  If the health care cost trend rate were increased 1.0 percent,

the accumulated postretirement benefit obligation as of December 31, 1997 would increase by 16.0 percent
and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1997 would increase by 21.0 percent.


Postemployment benefits.  In accordance with SFAS No. 112 "Employers'
------------------------
Accounting For Postemployment Benefits," the Company accrues the cost of providing benefits to former or inactive employees after employment but before retirement.  These benefits are recognized over the employees' years of service or at the date of the event giving rise to such benefits.




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


      In 1994, shareholders adopted the Aquarion Company Stock Incentive Plan

(Incentive Plan) that provides for the granting of nonqualified stock options,

stock appreciation rights, restricted stock, unrestricted stock and performance units (collectively, Awards), but no more than an aggregate of

525,000 shares of stock may be awarded under the Incentive Plan or purchased upon the exercise of stock options.  In 1997, shareholders approved an amendment to the Incentive Plan to increase the number of shares by 300,000 to bring the total number of shares authorized for use under the plan to 825,000 shares.  No awards will be granted after April 25, 1999.


      Stock options available under the Stock Plan and Incentive Plan are exercisable at a price equal to the market value, unless otherwise indicated,

at the date of the grant and remain exercisable for 10 years, conditioned on continued employment, from the date of the grant.  As of December 31, 1997,

490,404 shares were exercisable under the Stock Plan.  The following options have been awarded to key executives:





                                              Number     Option Price
In thousands                                of Shares      per Share
------------------------------------------  ---------    -------------

Outstanding at December 31, 1994              514,150    $20.63-$28.28

Granted in 1995 (a)                           178,100    $23.25-$23.50

Expired in 1995                                (2,200)   $21.75-$27.13
                                             --------

Outstanding at December 31, 1995              690,050    $20.63-$28.28

Granted in 1996 (a)                           167,900       $25.25

Expired in 1996                               (17,701)   $21.75-$27.13

Exercised in 1996                             (19,528)   $20.63-$24.63
                                             --------

Outstanding at December 31, 1996              820,721    $20.63-$28.28

Granted in 1997 (a)                           136,800       $30.88

Expired in 1997                               (14,300)   $23.50-$27.13

Exercised in 1997                            (175,817)   $20.63-$28.28
                                             --------

Outstanding at December 31, 1997              767,404    $20.63-$30.88
                                             ========


      (a)   These options were granted on October 13, 1995, December 5, 1995,

December 4, 1996 and December 2, 1997.  One-third of the options granted become exercisable on each of the first three anniversaries of the grant date,

except for options granted to certain individuals employed by IEA that became exercisable immediately upon the sale of that business.



      In accordance with SFAS No. 123 "Accounting for Stock-Based

Compensation," the Company adopted the disclosure method of accounting for stock-based compensation.  The Company continues to apply Accounting

Principles Board Opinion No. 25, "Accounting for Stock issued to Employees,"

in accounting for its stock-based compensation plans and accordingly, no compensation expense has been recognized.  If the Company had recorded compensation cost based upon the fair value at the grant date for Awards under these plans consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated

below:




In thousands, except share data         1997       1996
------------------------------------  --------   --------

Net Income

   As reported                        $ 15,011   $  9,005

   Pro forma                            14,776      8,749

Earnings per share

   As reported                           $2.10      $1.30

   Pro forma                             $2.07      $1.26




      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-

average assumptions used for grants in 1997, 1996 and 1995:  dividend yield of

6.49 percent; expected volatility of 17 percent; risk-free interest rate of

5.79 percent; and an expected life of six years.



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

1,650,000, of which 1,308,733 shares were issued at December 31, 1997.

Note 14 - Property, plant and equipment
---------------------------------------

      Net property, plant and equipment at December 31, consisted of the following components:



In thousands                                  1997       1996
----------------------------------------    --------   --------

Organization                               $     185   $    185

Source of supply                              33,995     29,785

Pumping                                       20,477     16,756

Water treatment                              102,060     62,230

Transmission and distribution                266,368    249,328

General                                       36,234     34,417

Construction work in progress                  7,068     47,787

Utility plant held for future use                466        466

Nonutility property                           14,980     13,762
                                           ---------  ---------

                                             481,833    454,716

Less:  accumulated depreciation              142,125    131,328
                                           ---------  ---------

                                           $ 339,708  $ 323,388
                                           =========  =========



Note 15 - Inventories
---------------------

      Inventories at December 31, were comprised of the following:




In thousands                                  1997       1996
-----------------------------------------   --------   --------

Lumber and logs                             $  2,561   $  1,565

Materials and supplies                         1,179      1,318
                                            --------   --------

                                            $  3,740   $  2,883
                                            ========   ========



Note 16 - Statement of cash flows
---------------------------------

      Changes in assets and liabilities for the years ended December 31, net of effects of acquisitions, are set forth below:




In thousands                                             1997      1996     1995
--------------------------------------------------     -------   -------  -------

(Increase) decrease in accounts receivable             $  (876)  $ 5,364  $  (140)

Decrease (increase) in other current assets             11,658   (11,592)     545

(Increase) decrease in inventory                          (857)      579     (919)

Increase in prepayments                                 (2,248)   (1,082)    (744)

(Decrease) increase in accounts payable and accrued
   liabilities                                             (62)    2,094    2,883

(Decrease) increase in interest and taxes payable         (182)      398   (2,383)

Net changes in other noncurrent balance sheet items       (267)    1,000   (4,766)
                                                       -------   -------  -------

                                                       $ 7,166   $(3,239) $(5,524)
                                                       =======   =======  =======

Supplemental cash flow information:

Cash paid for:

Interest                                              $ 10,374  $  9,336  $ 8,749

Income taxes                                          $  8,221  $ 10,602  $10,694




Supplemental disclosure of non-cash investing and financing activities
----------------------------------------------------------------------

      The sale of the discontinued operation (IEA) has been recorded as a non-

cash investing transaction for the year ended December 31, 1996.



      In October 1995, the Company exchanged a reservoir, located in New

Canaan, Connecticut, for a building, located in Monroe, Connecticut, in a non-

cash transaction.  The fair value of the building received was approximately

$2,500,000 and the net book value of the land exchanged was approximately

$170,000.



Note 17 - Commitments and contingencies
---------------------------------------

      The Company from time to time is involved in legal actions arising in the ordinary course of its business.  In the opinion of management, none of these matters will have a material adverse impact on the Company.

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

To the Board of Directors and Shareholders of Aquarion Company



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Aquarion

Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.  These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.



/S/PRICE WATERHOUSE LLP
-----------------------------
Price Waterhouse LLP

New York, NY

January 28, 1998



MANAGEMENT'S STATEMENT ON RESPONSIBILITY
----------------------------------------

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

Company has an internal audit function which evaluates existing controls and recommends changes and improvements deemed necessary.



      The Board of Directors' Audit Committee, which is comprised of four nonmanagement directors, meets periodically with the Company's senior officers, independent accountants and the Company's Management.  The Audit

Committee reviews internal audits, financial reporting and internal control matters, as well as the nature and extent of the audit effort.



      Management believes that the Company's policies and procedures, as well as its internal control system, independent accountants and the Audit

Committee, provide you, the shareholder, with reasonable assurance as to the integrity of the Company's consolidated financial statements.




/S/RICHARD K. SCHMIDT
-------------------------------------
Richard K. Schmidt

President & Chief Executive Officer



/S/JANET M. HANSEN
-------------------------------------
Janet M. Hansen

Executive Vice President,

Chief Financial Officer

& Treasurer


January 28, 1998

SUPPLEMENTAL FINANCIAL INFORMATION
-----------------------------------



-------------------------------------------------------------------------------------------
                                             1997      1996      1995      1994      1993
-------------------------------------------------------------------------------------------

 Book value per share                      $18.26    $17.52    $17.72    $17.43    $17.07

 Payout ratio (per share)                   77.6%    124.6%     85.3%     86.6%     92.0%

 Price/earnings ratio (1)                   16.5      21.4      13.4      12.6      16.2

 Capitalization:

       Long-term debt                       53.1%     54.7%     52.0%     49.1%     51.0%

       Preferred stock of subsidiaries       -         -          .1       0.2       0.2

       Common equity                        46.9      45.3      47.9      50.7      48.8
                                          -------   -------   -------   -------   -------

 Total                                     100.0%    100.0%    100.0%    100.0%    100.0%
                                          =======   =======   =======   =======   =======



(1) Computed at December 31



Quarterly Financial Data

(Unaudited)




                                               Income
                                               before               Per
                                   Operating   income      Net     share
In thousands, except share data    revenues     taxes    income     (1)
-------------------------------   ----------  -------   -------   -------

1997
----

First quarter                     $   23,389  $ 4,287   $ 2,388    $0.34

Second quarter                        26,522    6,345     3,536     0.50

Third quarter                         29,226   10,230     5,732     0.80

Fourth quarter                        27,965    6,065     3,355     0.46
                                  ----------  -------   -------

Total                             $  107,102  $26,927   $15,011
                                  ==========  =======   =======

1996
----

First quarter (2)                 $   20,993  $ 3,998   $ 2,074    $0.30

Second quarter (2)                    23,013    5,418     3,165     0.46

Third quarter (2)                     25,499    7,373     4,136     0.60

Fourth quarter                        25,299    6,335      (370)   (0.06)
                                  ----------  -------   -------

Total                             $   94,804  $23,124   $ 9,005
                                  ==========  =======   =======

(1)   Quarterly earnings per share are based on weighted average shares outstanding during each quarter.


(2)   Quarterly amounts have been restated to reflect the discontinued

      operations.

Market and dividend information
-------------------------------

      The following table sets forth the high and low closing sale prices of the Company common stock as traded on the New York Stock Exchange (NYSE) and as reported on the NYSE composite tape, along with dividends paid per share on a quarterly basis.  At December 31, 1997, there were 8,017 shareholders of record.





------------------------------------------------------------------
Period                    Closing sales prices   Dividends paid
------------------------------------------------------------------
                              High       Low
------------------------------------------------------------------


1997
----

First quarter                 28 1/2       $27     $  .405

Second quarter                27 3/4    24 3/4        .405

Third quarter                 28 1/8    25 1/8        .405

Fourth quarter                36 1/2        27        .41




1996
----

First quarter                $26 5/8   $24 5/8     $  .405

Second quarter                25 1/2    23 1/4        .405

Third quarter                 27 1/8    24 7/8        .405

Fourth quarter                28 1/8    24 7/8        .405
