Form 10-K, Exhibit 13
period 1998-12-31
AQUARION CO
filed 1999-03-26
CIK 49423

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations.


   The terms "Aquarion Company," "Aquarion" and "the
Company" are used in this section for convenience and reading ease. These terms do not in all cases describe exact intercompany relationships among Aquarion and its subsidiaries.


   Effective at the close of business on December 31, 1996, Bridgeport Hydraulic Company, a wholly owned subsidiary of Aquarion Company, merged with its wholly owned subsidiaries Stamford Water Company (SWC), New Canaan Water Company (NCWC) and Ridgefield Water Supply Company (RWSC). Bridgeport Hydraulic Company is the surviving corporation and has changed its name to BHC Company (BHC). BHC consists of an Eastern division, formerly Bridgeport Hydraulic Company, and a Western division, formerly SWC, NCWC and RWSC.


    On March 25, 1997, the Company executed the stock purchase agreement, effective December 31, 1996, completing the sale of Industrial and Environmental Analysts, Inc. (IEA), its environmental testing laboratory business for approximately $10,000,000. IEA's results were recorded as a discontinued operation for the year ended December 31, 1996. The Company recorded an after-tax loss of $4,255,000 or $0.61 per share from the sale of the discontinued operation for the year ended December 31, 1996 (see Note 2 to the financial statements).


Capital Resources and Liquidity.


Capital expenditures. The Company invested $21,200,000 in property, plant and equipment in 1998, compared with $28,700,000 in 1997 and $38,600,000 in 1996. Aquarion's utility subsidiaries, BHC and Sea Cliff Water Company (SCWC) (collectively, the Utilities) accounted for approximately
95 percent of plant additions during the three-year period. Management estimates that capital expenditures will total $28,000,000 in 1999, of which approximately $27,000,000 will be for water utility construction projects.

                    Capital Expenditures
                           (In thousands)

                                1994                             $19,900

                                1995                             $41,600

                                1996                             $38,600

                                1997                             $28,700

                                1998                             $21,200

                                1999 Projected                   $28,000


      Federal Safe Drinking Water Act (SDWA) regulations require water filtration or alternate water treatment measures for BHC's major unfiltered water supplies. In accordance with SDWA regulations, on July 1, 1997, the Warner Water Treatment Plant at Hemlocks Reservoir was fully operational and put into service at a total project cost of approximately $46,300,000.


Financing activities. The Company's capital expenditures have historically been financed from several sources including internally generated funds, rate relief, proceeds from debt financings, issuances of common stock, and short-term borrowings under the Company's revolving credit agreements.

              Cash Flow from Operations Per Share


                                1994                               $5.16

                                1995                               $3.29

                                1996                               $3.39

                                1997                               $5.43

                                1998                               $4.99


   The percentage of capital expenditures financed by net cash from operating activities was 100 percent, 100 percent and 62 percent for the years ended December 31, 1998, 1997 and 1996, respectively. (See "Consolidated Financial
Statements-Consolidated Statements of Cash Flows.")

    In 1996, the remainder was provided by external financing sources.


The Company obtained funds of $3,934,000 from the issuance of 119,865 shares of common stock under its Dividend Reinvestment and Common Stock Purchase
Plan (the Plan) in 1998, versus $3,504,000 (135,829
shares) and $3,449,000 (143,781 shares) in 1997 and
1996, respectively. The Company also obtained funds of $1,373,000 for 56,612 stock options exercised in 1998 and $2,398,000 for 114,537 stock options exercises in 1997. There were no stock option exercises in 1996. The Utilities received
$3,011,000 from advances and contributions in aid of construction from developers and customers in 1998 compared to $3,217,000 in 1997 and $2,626,000 in 1996.


   On November 1, 1998, BHC redeemed, at maturity, its Series R, 6.875 percent first mortgage bonds, which were issued in 1968.


   Aquarion has revolving credit agreements that provide $40,000,000 of short-term credit availability (see Note 9 to the financial statements). The Company borrows on a short-term basis and periodically refinances through long-term debt or equity issuances.


   The Company has a target dividend payout ratio, Over the long term, of 75 percent of net income.
The dividend payout as a percentage of net income was 62 percent and 78 percent in 1998 and 1997, respectively, and 33 percent and 30 percent as a percentage of net cash provided by operating activities in 1998 and 1997, respectively.

                    Dividend Payout Ratio

                                1994                         87%

                                1995                         85%

                                1996                        125%

                                1997                         78%

                                1998                         62%

Future financing requirements. In addition to the Company's general financial policies regarding capitalization, market conditions and other economic factors, the Company's ability to finance future capital expenditures depends on rate relief. Rate relief has an impact on cash flow since sufficient operating cash flows are necessary to maintain debt coverage ratios to allow for the issuance of additional debt securities and to provide a reasonable return in the form of dividends to Aquarion's shareholders.


    The Company's ability to obtain funding from external sources will be affected by the terms of certain of its existing obligations. Additional long-term debt may be issued by BHC under the terms of its Senior Notes (BHC Senior Notes) as long as it meets a 66 2/3 percent long-term debt to total capitalization test.


   The Company's need for future external financing may also be affected by future net proceeds from its land-disposition program. BHC identified approximately 2,700 acres of off-watershed land, 2,150 of which are remaining at December 31, 1998, as surplus to utility operations. Most of this land was previously in BHC s rate base. Under Connecticut law, net proceeds from the sale of land which have been in a utility's rate base must be reinvested in utility plant, and profits from such transactions are allocated by the Connecticut Department of Public Utility Control (DPUC) between the utility's customers and shareholders pursuant to legislative and regulatory criteria (see Note 4 to the financial statements).


Other


Year 2000. The Company is currently evaluating its exposure to the Year 2000 problem and taking steps to be Year 2000 compliant. In general terms, the problem arises from the fact that many existing computer systems and other equipment containing date-sensitive embedded technology (including non-information technology equipment and systems) use only two digits to identify a year in the date field, with the assumption that the first two digits of the year are always "19". As a result, such systems may misinterpret dates after December 31, 1999, which may result in miscalculations, other malfunctions or the total failure of such systems. Additional problems arise from the fact that the Year 2000 is a special case leap year. Because the Company is dependent upon the proper functioning of computer systems and other equipment containing date-sensitive technology, a failure of such systems and equipment to be Year 2000 compliant could have a material adverse effect on the Company. If not remedied, potential risks include business interruption or shutdown, financial loss, regulatory actions and legal liability.


   The Company has established a Year 2000 task force comprised of senior management and operating personnel to coordinate its Year 2000 efforts. This task force is currently evaluating the Company's exposure to the Year 2000 problem and is preparing a plan for managing the risks and costs associated therewith. The Company has hired an outside consultant to assist it in preparing and implementing its Year 2000 compliance and contingency plans. In addition, the DPUC has informed the Company that it will review the Company's Year 2000 preparations.

    The Company's general process of addressing the Year 2000 problem consists of the following steps: (a) inventorying systems, equipment and other items (including relationships with third parties) that potentially present a Year 2000 problem, (b) determining the significance of such items to the Company and assessing the Year 2000 compliance of the material items through internal testing and outside certification, (c) repairing, replacing or preparing for the failure of material items that are determined to be non-compliant, (d) testing repaired or replaced items, and (e) designing and implementing contingency plans.


   The Company, in the ordinary course of business, is in the process of replacing its corporate information system and several other systems that are not Year 2000 compliant. These systems had been scheduled for replacement for reasons unrelated to the Year 2000 problem. The integration of the new systems is expected to be completed during the first quarter of 1999. The Company intends to perform independent Year 2000 testing of these systems, which is expected to be completed during the first quarter of 1999.


   The Company has completed its preliminary inventory of other systems, equipment and items that potentially present a Year 2000 problem. The Year 2000 consultant is reviewing this inventory and anticipates that such review will be completed by the end of February 1999. The Company intends to begin internal testing, and seeking outside certification, of critical inventoried items by the end of the first quarter of 1999, and expects to complete such assessment by the end of the second quarter of 1999. While the Company will not know the nature and extent of required repairs and replacements of non-compliant systems and equipment until such assessment is completed, it currently anticipates completing and testing such repairs and replacements by the end of September 1999.


   In addition to its own systems and equipment, the Company depends upon the proper functioning of computer systems and other date-sensitive equipment of outside third parties. These parties include banks, telecommunications service providers and electric and other utilities. The Company has compiled a preliminary list of such parties and has contacted these parties to determine the extent to which they are vulnerable to the Year 2000 problem.
The Company does not currently have sufficient information about the Year 2000 exposure or remediation plans of such parties to predict the risk they pose to the Company. If the third parties with which the Company interacts have Year 2000 problems that are not remedied, resulting problems for the Company could include the loss of telecommunications and electrical service.


    Due to the uncertainties presented by such third party Year 2000 problems, and the possibility that, despite its efforts, the Company may be unsuccessful in preparing its internal systems and equipment for the Year 2000, the Company is developing contingency plans for dealing with its most reasonably likely worst-case scenario. Such plans will likely include manual backup for automated systems, the use of electrical generators capable of sustaining operations through a power failure, and enhanced transition-period staffing to compensate for automation and communication failures. The Company's assessment of its most reasonably likely worst-case scenario and the exact nature and scope of its contingency plans will be affected by the Company's continued Year 2000 assessment. The Company expects to complete such assessment and contingency planning during the third quarter of 1999, and to have all contingency systems in place and fully tested by the fourth quarter of 1999.


    The Company estimates that, as of December 31, 1998, its costs of addressing the Year 2000 problem have been less than $200,000. While the Company is currently unable to estimate future costs of addressing the Year 2000 problem, it does not believe that such costs will be material to the Company's financial condition or results of operations. The Company has funded, and expects to continue to fund, the costs of its Year 2000 remediation efforts from operating cash flow.
This description of matters relating to the Year 2000 problem contains a number of forward-looking statements. See "Forward-Looking Statements". The Company's assessment of the costs of its Year 2000 program and the timetable for completing its Year 2000 preparations are based on current estimates, which reflect numerous assumptions about future events, including the continued availability of certain resources, the timing and effectiveness of third-party remediation plans and other factors. The Company can give no assurance that these estimates will be achieved, and actual results could differ materially from those currently anticipated. In addition, there can be no assurance that the Company's Year 2000 program will be effective or that its contingency plans will be sufficient. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer software codes and embedded technology, the results of internal and external testing and the timeliness and effectiveness of remediation efforts of third parties.


Inflation. Inflation, as measured by the Consumer Price Index, increased 1.6 percent, 1.7 percent and 3.3 percent in 1998, 1997 and 1996, respectively, and primarily affects the Utilities. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant.
The replacement cost of utility plant will be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practice, the Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.


Results of operations


1998 compared with 1997
Overview. The Company s consolidated net income for 1998 was $19,959,000 compared with net income of $15,011,000 in 1997.
Basic earnings per share was $2.69 in 1998 based on a weighted average of 7,423,460 common shares outstanding, compared with $2.10 in 1997 based on a weighted average of 7,139,894 common shares outstanding. Diluted earnings per share for 1998 was $2.62 based on a weighted average of 7,611,723 common shares outstanding compared to diluted earnings per share of $2.08 in 1997 based on a weighted average of 7,215,626 common shares outstanding. Operating results in 1998 reflect increased real estate sales, primarily the sale of land to the City of Shelton, Connecticut, which contributed $3,510,000 to net income.

CAPTION>
                    Book Value Per Share

                                1994                              $17.43

                                1995                              $17.72

                                1996                              $17.52

                                1997                              $18.26

                                1998                              $19.56

Operating revenues. Consolidated operating revenues were $115,669,000 in 1998, an increase of $8,567,000 from 1997. The increase in real estate sales of $6,747,000 was primarily attributable to the sale of land to the City of Shelton. Revenues from the Utilities increased $3,333,000 due to rate relief granted to BHC's Eastern Division effective August 1, 1997, partially offset by the reduction in rates associated with the repeal of the Connecticut gross earnings tax. Revenue from timber processing decreased by $1,587,000 in 1998, the result of reduced lumber prices due to market conditions and reduced sales volume.


Operating expenses. Operating expenses for 1998 were $31,919,000, an increase of $1,116,000 from 1997. Operating expenses from real estate sales increased by $2,138,000 due to the increased activity in the land sales program. Operating expenses from the Utilities increased $850,000 due to higher operating expenses associated with the Warner Water Treatment Plant, which was placed into service on July 1, 1997. Timber processing experienced reduced operating expenses of $1,938,000 compared to 1997.


General and administrative expenses. General and administrative expenses totaled $16,236,000 in 1998 compared to $15,620,000 in 1997, an increase of $616,000. Contributing to this increase was a non-recurring charge incurred to release the Company from a guarantee regarding a commercial lease on a former rental property and a reserve related to the joint venture property located in Shelton, Connecticut (see Note 4 to the financial statements). Offsetting these provisions were reduced insurance costs, lower healthcare costs and a higher pension credit.

Depreciation expense. Depreciation expense increased by $1,146,000 to $13,770,000 in 1998, principally due to the Warner
Water Treatment Plant, which was placed into service on July 1, 1997, and general utility plant additions.

                                 Depreciation Expense

                                    (In thousands)
                               1994                               $9,852

                               1995                               $10,123

                               1996                               $11,077

                               1997                               $12,624

                               1998                               $13,770


Interest  expense.   Interest expense for 1998 was $10,507,000, a
decrease of $680,000 from 1997, due to reduced long-term and short-term debt.

Taxes other than income taxes. Taxes other than income taxes for 1998 decreased $1,317,000 from 1997 due primarily to the repeal of the Connecticut Gross Earnings Tax for services rendered after July 1, 1997, partly offset by higher property taxes.

               Earnings Before Interest, Taxes,
                 Depreciation and Amortization
                                1994                             $42,661

                                1995                             $43,754

                                1996                             $45,109

                                1997                             $51,549

                                1998                             $58,424


Allowance for funds used during construction. Allowance for funds used during construction decreased by $559,000 to $200,000 in 1998 compared to 1997. The reduction was the result of the Warner Water Treatment Plant being placed into service on July 1, 1997.


Income taxes. Income taxes for 1998 increased $2,179,000 compared to 1997, the result of higher taxable income.


Significant Changes in Balance Sheet Accounts.


     The decrease in notes payable to banks of $9,000,000 reflects a reduction in short term debt, the result of increased cash flow from operating activities net of capital additions and proceeds received from land sales.


1997 compared with 1996

Overview. The Company's consolidated net income for 1997 was $15,011,000 compared with consolidated net income of $9,005,000 in 1996. Basic earnings per share was $2.10 in 1997 based on a weighted average of 7,139,894 common shares outstanding, compared with $1.30 in 1996 based on a weighted average of 6,931,388 common shares outstanding. Diluted earnings per share for 1997 was $2.08 based on a weighted average of 7,215,626 common shares outstanding compared to diluted earnings per share of $1.29 in 1996 based on a weighted average of 6,974,563 common shares outstanding. For the year ended December 31, 1996, the Company recorded an after-tax loss of $4,255,000 from the sale of IEA (see Note 2 to the financial statements).

For the year ended December 31, 1997, net income from continuing operations was $15,011,000, or $2.10 per share, versus $13,840,000, or $2.00 per share in 1996. Operating results in 1997 reflect the increase in water service rates to cover the operating costs of the Warner Water Treatment Plant for six months and drier weather, which increased earnings from the Company's water utility segment.

Operating revenues. Consolidated operating revenues of $107,102,000 in 1997 were $12,298,000 higher than 1996. Revenues from the Utilities increased $5,609,000, due to the increase in water service rates, drier weather and the May 1996 acquisition of SCWC. Timber processing experienced an increase in revenues during 1997 of $4,898,000, primarily due to increased sales to a leading retailer in the home improvement industry. Aquarion also had increased property sales revenues of $1,325,000 in 1997.


Operating expenses. Operating expenses for 1997 were $30,803,000, an increase of $6,786,000 over 1996. Timber processing experienced increased operating expenses of $4,376,000 compared with 1996, primarily due to higher costs associated with the increased sales volume. Operating expenses from property sales increased by $1,255,000 due to the increased activity in the land sales program.


General and administrative expenses. General and administrative expenses totaled $15,620,000, a $576,000 decrease from 1996. This decrease was primarily attributable to a higher pension credit, as well as lower health care costs at the Utilities, partially offset by a non-recurring increase in bad debt expense in 1997.

Depreciation expense. Depreciation expense increased $1,547,000 in 1997, which was largely the result of the Warner Water
Treatment Plant being placed into service on July 1, 1997, and a higher composite annual depreciation rate for BHC's Eastern
Division effective August 1, 1996.

Interest expense. Interest expense for 1997 was $1,876,000 higher than 1996 due to the interest expense associated with the October 1996 debt issuance by BHC of $30,000,000 and the interest rate conversion on the 1995 $30,000,000 unsecured note of BHC from a variable rate to a fixed rate of 6.15 percent.

Taxes other than income taxes. Taxes other than income taxes for 1997 were $1,502,000 lower than 1996, due primarily to the repeal of the Connecticut gross earnings tax for services rendered after July 1, 1997.


Allowance for funds used during construction. Allowance for funds used during construction decreased by $364,000 to $759,000 in 1997 compared to 1996. The reduction was the result of the Warner Water Treatment Plant being placed into service on July 1, 1997.


Income taxes. Income taxes for 1997 increased $2,632,000 as a result of higher taxable income.


Seasonality
The Company's operating results are subject to weather variations and seasonal fluctuations, due to an increased demand for water in the warmer months. (See Supplemental Financial
Information to Consolidated Financial Statements for selected quarterly data for 1998 and 1997.)

Forward-Looking Statements.
In addition to the historical information contained herein, this report contains a number of "forward-looking statements," within the meaning of the Securities and Exchange Act of 1934. Words such as "estimates", "expects", "anticipates", "intends", plans and similar expressions identify forward-looking statements. Such statements address future events and conditions concerning the adequacy of water supply and utility plant, capital expenditures, earnings on assets, liquidity and capital resources, rates and accounting matters. Actual results in each could differ materially from those included in such forward-looking statements.


                          Aquarion Company and Subsidiaries
                          Consolidated Statements of Income

In thousands, except share data             1998        1997        1996
Year ended December 31
-----------------------------------------  --------    --------    --------
Operating revenues                         $115,669    $107,102     $94,804
Costs and expenses:
  Operating                                  31,919      30,803      24,017
  General and administrative                 16,236      15,620      16,196
  Depreciation                               13,770      12,624      11,077
  Interest expense                           10,507      11,187       9,311
  Taxes other than income                     9,383      10,700      12,202
                                           --------    --------     -------
Total costs and expenses                     81,815      80,934      72,803
                                           --------    --------     -------
                                             33,854      26,168      22,001
Allowance for funds used during
 onstruction                                    200         759       1,123
                                            -------     -------     -------
Income before income taxes                   34,054      26,927      23,124

Income taxes                                 14,095      11,916       9,284
                                            -------     -------     -------
Net income from continuing operations        19,959      15,011      13,840
Discontinued operations:
   Loss from discontinued operations,
    less applicable income tax
    benefit of $66                                -           -        (580)
   Loss on disposal of discontinued
    operations, less applicable                   -           -      (4,255)
    income tax benefit of $5,695
                                           --------    --------   ---------
Net income                                 $ 19,959    $ 15,011   $   9,005
                                           ========    ========   =========
Basic earnings (loss) per share:
   From continuing operations              $   2.69    $   2.10   $    2.00
   From discontinued operations                   -           -       (0.09)
   From disposal of discontinued
    operations                                    -           -       (0.61)
                                           --------    --------   ---------
Basic earnings per share                   $   2.69    $   2.10   $    1.30
                                           --------    --------   ---------
Weighted average common shares
 outstanding                              7,423,460   7,139,894   6,931,388
                                          =========   =========   =========
Diluted earnings (loss) per share:

  From continuing operations              $    2.62    $   2.08   $    1.98
  From discontinued operations                    -           -       (0.08)
  From disposal of discontinued operations        -           -       (0.61)
                                           --------    --------   ---------
Diluted earnings per share (Note 7)       $    2.62    $   2.08   $    1.29
                                           --------    --------   ---------
Weighted average common shares
 outstanding                              7,611,723   7,215,626  6,974,562
                                          =========   =========  =========

The accompanying notes are an integral part of these consolidated financial statements.



                 Aquarion Company and Subsidiaries
                    Consolidated Balance Sheets


Assets
In thousands                                    1998       1997
December 31,
-----------------------------------------     --------   --------
Property, plant and equipment                 $493,279   $481,833
Less:  accumulated depreciation                146,034    142,125
                                              --------   --------
   Net property, plant and equipment (Note     347,245    339,708
     14)
Current assets:
   Cash and cash equivalents                       654        851
                                              --------   --------

   Accounts receivable                          11,325     10,789
   Less:  allowance for doubtful accounts        1,976      1,782
                                              --------   --------
                                                 9,349      9,007
   Accrued revenues                              9,406     10,411
   Inventories (Note 15)                         4,526      3,740
   Prepaid expenses                             12,924     10,980
   Other current assets                          4,626      6,443
                                              --------   --------
      Total current assets                      41,485     41,432
Prepaid taxes                                   11,834     12,354
Recoverable income taxes                        39,022     41,741
Other assets                                    17,894     19,774
                                              --------   --------
                                              $457,480   $455,009
                                              ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                        Aquarion Company and Subsidiaries
                           Consolidated Balance Sheets

Liabilities and Shareholders' Equity
In thousands, except share data                          1998       1997
December 31,
--------------------------------------------------   ----------   ----------
Shareholders' equity:
Preferred stock, no par value, authorized             $      -    $      -
  2,500,000 shares not to exceed aggregate
  value of $25,000,000--none issued
Common stock, stated value:  $1
  Authorized--16,000,000 shares
  Issued 7,507,198 shares in 1998 and                     7,507      7,331
  7,330,721 shares in 1997

Capital in excess of stated value                       112,135    107,004
Retained earnings                                        27,297     19,624
Less:  minimum pension liability adjustment                  99         97
                                                      ---------  ---------
   Total shareholders' equity                           146,840    133,862
                                                      ---------  ---------
Long-term debt                                          141,380    151,380
                                                      ---------  ---------
Current liabilities:
   Short-term borrowings, unsecured                           -      9,000
   Current maturities of long-term debt                  10,000      5,000
   Accounts payable and accrued liabilities              14,868     15,592
   Dividends payable                                      3,115      3,005
   Accrued interest                                       2,834      3,011
   Taxes other than income taxes                            887        755
   Income taxes                                           3,782      2,018
                                                       --------   --------
      Total current liabilities                          35,486     38,381
                                                       --------   --------
Advances for construction                                19,638     24,263
Contributions in aid of construction                     38,097     30,951
Deferred land sale gains                                  1,658        384
Accrued postretirement benefit cost                       5,165      4,664
Recoverable income taxes                                  5,930      6,052
Deferred income taxes                                    63,286     65,072
Commitments & contingencies (Note 17)
                                                       --------    -------
                                                       $457,480   $455,009


The accompanying notes are an integral part of these consolidated financial statements.


                                          Aquarion Company and Subsidiaries
                                      Consolidated Statements of Cash Flows

In thousands                                      1998       1997      1996
Year ended December 31
                                               --------   --------   -------
Cash flows from operating activities:
Net income                                     $19,959    $15,011   $ 9,005
Adjustments reconciling net income to net
  cash provided by operating activities
  Depreciation and amortization                 14,532     13,435    13,797
  Proceeds from sale of surplus land, net of
  gains                                          5,490      1,796       778
  Loss on disposal of discontinued operation         -          -     4,255
  Provision for losses on accounts
   receivable                                      397        894      (29)
    receivable
  Deferred tax provision                         1,331      1,214        45
  Allowance for funds used during
   construction                                   (200)      (759)    (1,123)
Change in assets and liabilities (Note 16)      (4,453)     7,166     (3,239)
                                                -------    ------     ------
     Net cash provided by operating activities  37,056     38,757     23,489
                                                ------     ------     ------
Cash flows from investing activities:
   Capital additions, excluding an allowance
    for funds used during construction         (21,245)   (28,729)  (38,600)
   Acquisition of business, less cash acquired       -          -    (2,598)

   Advances and contributions in aid of
    construction                                 3,011       3,217    2,626
   Refunds on advances for construction           (490)      (374)     (933)
   Other investing activities, net               2,340       (153)   (1,202)
                                                ------     -------   ------
       Net cash used in investing activities   (16,384)   (26,039)  (40,707)
                                               =======    =======   =======
Cash flows from financing activities:
   Proceeds from the issuance of long-term debt      -      7,893    31,518
   Proceeds from the issuance of common          5,307      5,895     3,290
            stock, net
   Net (repayments) borrowings of short-term    (9,000)        700   (5,000)
      debt
   Common dividends paid                       (12,176)   (11,549)  (11,198)

   Principal and premium payments on long-      (5,000)   (15,000)      (52)
     term debt
   Debt issuance costs                               -        (276)   (1,220)
   Payments for redemption of preferred stock        -           -      (285)
                                               -------    --------   -------
   Net cash (used in) provided by
   financing activities                        (20,869)    (12,337)   17,053
                                               -------    --------   -------
   Net (decrease) increase in cash and cash
     equivalents                                  (197)        381      (165)
   Cash and cash equivalents, beginning of year    851         470       635
    year
                                               -------    --------  --------
   Cash and cash equivalents, end of year      $   654     $   851  $    470
                                               =======    ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

             Aquarion Company and Subsidiaries
        Consolidated Statements of Shareholders' Equity

In thousands, except share data

                                                                                 Minimun     Treasury Stock    Total
                                   Common Stock         Capital                 pension                        share-
                                   Number     Stated   in excess of  Retained   liabiity      Number          holders'
                                  of Shares    value   stated value  Earnings  adjustment   of shares Amount   equity

Balance, December 31, 1995        6,936,574    $6,937    $ 98,213    $18,583   $        -    81,291  $(2,231)  $121,502
Year ended December 31, 1996
Net income                                -         -           -      9,005            -         -        -      9,005
Dividends on common stock                 -         -           -   (11,264)            -         -        -    (11,264)
Dividend reinvestment plan          143,781       143       3,147          -            -         -        -      3,290

Minimum pension liability
 adjustment (Note 12)                     -         -           -          -         (104)        -         -      (104)
Treasury stock transactions               -         -           -          -            -  (19,793)       522       522
                                  ---------    ------    --------   --------      -------   -------   -------    -------
Balance, December 31, 1996        7,080,355     7,080     101,360     16,324        (104)    61,498   (1,709)    122,951
                                  ---------    ------     -------   --------      -------   -------   -------    -------
Year ended December 31, 1997
Net income                                -         -           -     15,011            -         -         -       15,011
Dividends on common stock                 -         -           -   (11,711)            -         -         -     (11,711)
Dividend reinvestment plan          135,829       136       3,361          -            -         -         -        3,497
Minimum pension liability
  adjustment (Note 12)                   -         -           -           -             7         -
Stock options exercised             114,537       115       2,283          -            -   (61,280)     1,703       4,101

Treasury stock transactions (1)           -         -           -          -            -     (218)         6            6
                                  ---------     -----     -------   --------        ------    -----    --------   ---------
Balance, December 31, 1997        7,330,721     7,331     107,004     19,624         (97)         -          -      133,862
                                  ---------     -----     -------    -------        ------    -----    --------   ---------

Year ended December 31, 1998
Net income                                -         -           -     19,959            -         -        -       19,959
Dividends on common stock                 -         -           -   (12,286)            -         -        -     (12,286)
Dividend reinvestment plan          119,865       120       3,814          -            -         -        -        3,934

Minimum pension liability                 -         -           -          -          (2)         -        -          (2)
adjustment (Note 12)

Stock options exercised              56,612        56       1,317          -            -         -        -        1,373
                                  ---------    ------    --------    -------       ------     -----   -------    --------
Balance, December 31, 1998        7,507,198    $7,507    $112,135    $27,297       $ (99)            $      -    $146,840
                                  =========    ======    ========    =======       ======     =====  ========    ========

                                                                                  (1) Includes exercise of stock options

The accompanying notes are an integral part of these consolidated financial statements.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies


     Aquarion Company (Aquarion or the Company) is a holding company whose subsidiaries are engaged both in the regulated utility business of public water supply as well as in various nonutility businesses. Aquarion's utility subsidiaries, BHC Company (BHC) and Sea Cliff Water Company (SCWC) (collectively, the Utilities) collect, treat and distribute water to residential, commercial and industrial customers, to other utilities for resale, and for private and municipal fire protection. The Utilities provide water to customers in 33 communities in Connecticut and Long Island, New York, including communities served by other Connecticut utilities to which water is available on a wholesale basis for backup supply and peak demand purposes through BHC's Southwest Regional Pipeline. BHC is the largest investor-owned water company in Connecticut and with SCWC, is among the 10 largest investor-owned water companies in the nation. The Utilities are regulated by several Connecticut and New York agencies, including the Connecticut Department of Public Utility Control (DPUC) and the New York Public Service Commission (PSC). The Company conducts a timber processing business, Timco, Inc. (Timco), owns a real estate subsidiary, Main Street South Corporation (MSSC) and provides utility management services through Aquarion Management Services, Inc. (AMS).


     The Company's accounting policies conform to generally accepted accounting principles and, as applied in the case of rate-regulated public utilities, include SFAS 71 Accounting for the Effects of Certain Types of Regulation and comply with the Uniform System of Accounts and ratemaking practices prescribed by the regulatory authorities. A description of Aquarion's principal accounting policies follows.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


Property, plant and equipment. Property, plant and equipment is stated at cost. The costs of additions to and replacements of retired units of property are capitalized. Costs include charges for direct material, labor and services, and indirect charges related to construction, such as engineering, supervision, payroll taxes and employee benefits. BHC also capitalizes an allowance for funds used during construction (AFUDC) equivalent to the cost of funds devoted to plant under construction. Modifications and improvements to units of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

    At the time depreciable utility property is retired or disposed of, the book cost together with the related costs of removal, less salvage, is charged to the reserve for depreciation in accordance with the Uniform System of Accounts prescribed by the regulatory authorities. Upon disposal or retirement of depreciable nonutility property, the appropriate plant accounts and accumulated depreciation are reduced by the related costs, with any resulting gain or loss recognized in the consolidated statements of income.


    For financial reporting purposes, depreciation is provided for by use of the straight-line method over the estimated service lives of the respective assets. The equivalent composite depreciation rate was 3.0 percent for 1998 and 1997. For income tax purposes, the Company uses various accelerated tax lives and rates as allowed under the Internal Revenue Code.


    Cash equivalents. The Company considers all highly liquid investments that have a maturity of three months or less when purchased to be cash equivalents.


Earnings per share. Earnings per share is based on the annual weighted average number of shares outstanding and common share equivalents. Common share equivalents consist of outstanding employee stock options and directors fees paid in common stock units. Each common stock unit is convertible into one share of common stock at the holder s discretion. In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share" (SFAS 128), which establishes new standards for computing and presenting basic and diluted earnings per share. The Company has adopted SFAS 128 effective for financial statements issued for periods ending after December 15, 1997 (see
Note 7 to the financial statements).


Allowance for funds used during construction. AFUDC is a non-cash credit to income with a corresponding charge to utility plant, which represents the cost of borrowed funds and a return on equity funds utilized to fund plant under construction. BHC records AFUDC to the extent permitted by regulatory authorities. Construction-work-in-progress surcharge. The DPUC regulations allow water utilities to implement a CWIP rate surcharge to customer water bills in order to recover 90 percent of the carrying costs of capital used in SDWA-mandated projects, until such time as these projects are completed. The CWIP rate surcharge is in lieu of AFUDC and is included in water service revenues.


Revenue recognition. The Utilities recognize revenue as customers are billed periodically for water consumed. The
Utilities also accrue revenue for the estimated amount of water consumed but not billed at the end of each period. Timber processing revenues are recognized as the related timber products are shipped. Revenues from sales of real estate are recognized when the transaction is consummated and title has passed.

   Inventories. Inventories are recorded at the lower of cost or market value, with cost being determined on the basis of the first-in, first-out" (FIFO) method. Materials and supplies are valued at average cost.


Other assets. Other assets consist primarily of deferred financing charges, rate case and other expenses to be amortized over periods allowed by the regulatory authority. Deferred rate case expenses are amortized over periods allowed by the regulatory authority, generally one to three years. Deferred financing charges are amortized over the lives of the related debt issues, primarily 30 to 40 years.


Fair value of financial instruments. The carrying amount of cash and cash equivalents, trade accounts receivable, trade accounts payable and short-term borrowings approximate their fair values due to their short-term nature. The fair value of long-term debt, which is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities, was as follows at December 31:

<CAPION>


             (In thousands)               1998       1997
            Fair Value                  $141,311   $138,970

            Carrying Value               141,380    151,380


Advances for construction/contributions in aid of construction. The Utilities receive cash advances from developers and customers to finance construction of new water main extensions. These advances are partially refunded over a 10-year period as water revenues are earned from those new customers. Any remaining unrefunded balances are reclassified to contributions in aid of construction in the consolidated balance sheets and are no longer refundable.


Income taxes. The Company and its eligible subsidiaries file a consolidated federal income tax return. Federal income taxes are deferred under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between financial statement and tax bases of assets and liabilities at current tax rates. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that income taxes will be recoverable or refundable through future revenues.


    Investment tax credits arising from property additions are deferred and amortized over the estimated service lives of the related properties (see Note 6 to the financial statements).


Accounting for long-lived assets. SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," (SFAS 121) requires that certain assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 amends SFAS 71 to require that regulatory assets be charged to earnings if such assets are no longer considered probable of recovery. At December 31, 1998, the Company considers these assets probable of recovery.
Segment related information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which establishes standards for the method of reporting information about operating segments in annual financial statements and in interim reports issued to shareholders (see Note 11 to the financial statements). This statement is effective for financial statement periods beginning after December 15, 1997. Adoption of this statement did not have a significant impact on the Company's disclosures of segment related information.

Accounting for derivative instruments. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) which establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Upon initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of SFAS 133. The Company does not expect adoption of this statement to have a significant impact on its financial position or results of operations.


Estimates. The accompanying consolidated financial statements reflect judgements and estimates made in preparation of these statements and in the application of the above accounting policies. Actual results may differ from these estimates.


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

Note 3 - Regulatory Matters


Rates. On March 16, 1998, BHC s Western division filed an application with the DPUC for a 4.1 percent water service rate increase designed to provide a $620,000 increase in annual water service revenues. It is anticipated that the new rates, if approved, will become effective in the first quarter of 1999.


    On July 31, 1997, BHC's Eastern division received a decision from the DPUC approving a 12.7 percent water service rate increase, which became effective on August 1, 1997, designed to provide an $8,300,000 increase in annual water service revenues. This increase replaced the CWIP rate surcharge, which was
9.5 percent prior to July 1, 1997, resulting in a 3.2 percent marginal increase.


     BHC's Eastern and Western Divisions' rates reflect the repeal of the Connecticut gross earnings tax for services rendered after July 1, 1997, which resulted in a 5.0 percent reduction in both rates and expenses.


   On July 31, 1996, BHC s Eastern division received approval from the DPUC for a 6.5 percent water service rate increase designed to provide a $4,000,000 increase in annual water service revenues.


   On October 1, 1996, the Ridgefield Water Supply Company, which has subsequently been merged into BHC, entered into a Consent Agreement with the State of Connecticut, Department of Environmental Protection (DEP), relating to certain water supply sources located in the Town of Ridgefield. The Consent Agreement requires BHC to meet various milestones by particular dates in order to bring BHC s Ridgefield water system into compliance with DEP s diversion regulations. BHC s failure to timely comply with many of the requirements of the Consent Order now permits DEP to require BHC to pay certain fines. BHC s potential maximum exposure to such fines could be in excess of $4,000,000. BHC has recently been informed that this matter has been referred by DEP to the Office of the Connecticut Attorney General for further action. BHC is unable to assess at this time what impact the DEP referral to the Attorney General will have on BHC s ability to re-negotiate the Consent Agreement or on its potential liability for such civil penalties.


Note 4 - Sale of surplus land


    Proceeds from the sale of land are recorded as revenue at the time of closing, and portions of pre-tax gains required to be deferred by the DPUC are amortized as a reduction in BHC's operating expenses over various time periods as stipulated by the DPUC.


    The Company sold 436 acres of surplus land in 1998. On December 18, 1998, five parcels of land, located in Shelton, Connecticut and totaling 401 acres, were sold to the City of Shelton for approximately $6,800,000. The Company received $2,268,000 in cash and a note receivable for the balance, which will be paid in two equal installments of $2,266,500 in December 1999 and July 2000. After-tax net gain attributable to the sale amounted to $3,510,000. A 30-acre parcel of land, originally scheduled to be included in this sale, is expected to close in early 1999, after BHC receives the necessary permits from the Connecticut Department of Health Services.

    In addition, the Company sold approximately 35 acres of surplus land with proceeds totaling $3,067,000. Total gains, including recognition of deferred gains from prior land sales of $130,000, approximated $826,000.


    In June 1998, the Aspetuck Land Trust, a non-profit land preservation organization, exercised a statutory right of first refusal allowing it to purchase, at the original contract terms, substantially all of the Trout Brook Valley property for approximately $12,400,000. Connecticut statutes afford the buyer fifteen months to close, or until September 8, 1999. As of December 31, 1998, the Company received $1,400,000 on deposit from the Aspetuck Land Trust. Prior to this exercise, in February 1997, the Company had entered into a contract to sell the Trout Brook Valley property for approximately $14,000,000 to a private developer. The sale has been approved by the DPUC. The Town of Weston, Connecticut has notified the Company of its intention to purchase, for approximately $820,000, the approximately 45 acre portion of BHC s Trout Brook Valley property located in Weston pursuant to its statutory right of first refusal. Although both BHC and the Aspetuck Land Trust have no objection to this purchase, BHC has indicated that it will only sell the Weston portion at or after the closing of the sale of the remainder of its Trout Brook Valley property. BHC has recently filed a request with the DPUC for a declaratory ruling to the effect that the Town of Weston is not entitled to
purchase only the Weston property.   The Company anticipates that
the after-tax gain from the current sale will be approximately $6,000,000, to be recognized over an applicable amortization period. In its decision approving the original sale, the DPUC granted the Company a 10-year amortization period, which provides ratepayers with 55 percent and shareholders with 45 percent of the after-tax gain on approximately 60 percent of BHC s portion of the property. Due to the change in purchaser and its intended use of the property as open space, the Company is considering filing an amended application with the DPUC seeking a shorter amortization period.


    In 1995, the Company entered into an agreement with a local developer to sell a 40-acre parcel of land located in New Canaan, Connecticut, for approximately $1,950,000. The Company anticipates that the after-tax gain from this transaction will be approximately $1,100,000. The sale has been approved by the DPUC. The buyer has been involved in litigation and appeals with several residents, environmental groups and the Connecticut Department of Environmental Protection over regulatory approvals. Although several appeals have been withdrawn, certain issues remain open. The Company anticipates closing this transaction sometime in 1999, however, the closing could be delayed due to the opposition to granting the required permits and approvals.
No assurances can be given at this time that such permits and approvals will be granted.


    MSSC owns a two-third's share, through a joint venture, of approximately 7.7 acres of real property in Shelton, Connecticut. In December 1997, the joint venture was formally notified of an eminent domain action undertaken on behalf of the City of Shelton, with an accompanying notice of value of approximately $95,000. Although the Company does not concur with this value and has initiated an appeal process to obtain a higher value for this property, the Company reserved for the difference between the carrying value of the investment and its estimated net realizable value.


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

Note 6 - Income taxes


Income tax expense for the three years ended December 31, consisted of the following:


In thousands                                      1998       1997      1996
----------------------------------------------   --------  --------   --------
Current:
   Federal                                        $10,012    $ 8,477   $ 1,199
   State                                            2,839      2,692     2,234
                                                  -------   --------  --------
       Total current                               12,851     11,169     3,433
Deferred:
   Federal                                          1,099        991       277
   State                                              145       (244)     (187)
                                                  -------   --------   -------
       Total deferred                               1,244        747        90
                                                  -------   --------   -------
Total income tax expense                          $14,095    $11,916    $3,523
                                                  =======    =======   =======

A reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense for the three years ended December 31, is as follows:


In thousands                                      1998       1997       1996
-----------------------------------------------   -------   --------  --------
Tax at statutory rate                             $11,919     $9,424    $4,384
Increase (reductions) in taxes resulting from:
   State taxes, net of federal income taxes         1,940      1,592     1,331
   Excess depreciation and basis amortization         858        840       700
   Investment tax credit                            (152)      (152)     (152)
   Excess tax basis on disposition                      -          -   (2,213)
   Charitable contribution                          (910)          -         -
   Other items, net                                   440        212     (527)
                                                  -------    -------   -------
Actual income tax expense                         $14,095    $11,916    $3,523
                                                  -------    -------   -------

Deferred tax liabilities (assets) at December 31, were comprised of the following:


In thousands                                      1998       1997       1996
---------------------------------------------    -------     -------   -------
Utility temporary difference                      $37,827    $40,507   $43,679
Depreciation                                       22,766     22,573    20,168
Investment tax credits                              1,391      1,409     1,225
Other                                               1,302        583     1,506
                                                  -------    -------   -------
Gross deferred tax liabilities                     63,286     65,072    66,578
                                                  -------    -------   -------
Contributions in aid of construction              (7,244)    (7,315)   (7,934)
Other                                             (4,590)    (5,039)   (4,237)
                                                  -------    -------   -------
Gross deferred tax assets                        (11,834)   (12,354)  (12,171)
                                                 --------   --------   -------
                                                 $51,452    $52,718   $54,407
                                                 ========   =======   ========

Note 7 - Earnings per share


   In accordance with SFAS 128, the following table presents the calculation of the basic and diluted earnings per share for income from continuing operations:



In thousands, except share data             Income     Shares       Per-Share
                                        (Numerator)  (Denominaotr)   Amount
For the year ended December 31, 1998
Basic earnings per share
   Net income from continuing operations  $19,959         7,423       $2.69
                                                                     ------
   Effect of dilutive common stock
     equivalents                                -           189
------------------------------------------------------------------
Diluted earnings per share
   Net income from continuing operations
    giving effect to dilutive common
    stsock equivalents                    $19,959         7,612       $2.62
------------------------------------------------------------------------------
For the year ended December 31, 1997
Basic earnings per share
   Net income from continuing operations  $15,011         7,140       $2.10
   Effect of dilutive common stock
    equivalents                                 -            76
------------------------------------------------------------------
Diluted earnings per share
   Net income from continuing operations
    giving effect to dilutive common
    stock equivalents                      $15,011         7,216       $2.08
----------------------------------------------------------------------------
For the year ended December 31, 1996
Basic earnings per share
   Net income from continuing operations   $13,840         6,931       $2.00
                                                                       -----
   Effect of dilutive common stock
    equivalents                                  -            43
------------------------------------------------------------------
Diluted earnings per share
   Net income from continuing operations
    giving effect to dilutive common
    stock equivalents                      $13,840          6,974     $1.98
--------------------------------------------------------------------------------


Options to purchase 159,200 shares of Common Stock at $37.75 per share were outstanding at December 31, 1998 but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the Common Shares. These options expire on December 14, 2008.

Note 8 - Long-term debt


         Long-term debt at December 31, consisted of the following:


In thousands                                           1998       1997
First mortgage bonds
Series R, 6.875%, due November 1, 1998              $     -    $   5,000
Notes payable - unsecured
5.95% senior note due January 4, 1999                  10,000     10,000
9.55% senior notes due February 1, 2021                20,000     20,000
7.25% note due June 1, 2020 (a)                         7,000      7,000
5.5% note due June 1, 2028 (b)                         12,000     12,000
5.6% note due June 1, 2028 (b)                         10,000     10,000
5.3% note due September 1, 2028                         8,980      8,980
5.8% note due March 1, 2029 (b)                         7,700      7,700
6.05% note due March 1, 2029 (b)                       10,000     10,000
6.15% note due April 1, 2035 (c)                       30,000     30,000
6.00% note due September 1, 2036                       30,000     30,000
4.00% note due November 1, 2004 (d)                     5,700      5,700
                                                    ---------   --------
                                                     $151,380   $156,380
Less: Amounts due within one year                      10,000      5,000
                                                      -------   --------
                                                     $141,380   $151,380
                                                     ========   ========

     (a) BHC has the option to redeem this note at a redemption price ranging from 102 percent on June 1, 2000, to 100 percent on June 1, 2002 and thereafter.


     (b) These BHC financings are insured as to the payment of principal and interest by Municipal Bond Investors Assurance Corporation.

      (c) On February 3, 1997, BHC converted the interest rate on its $30,000,000 unsecured note from a weekly rate to a fixed rate of 6.15 percent.


      (d) This Timco financing bears interest at a rate adjusted each November 1 until such time as Timco elects to convert to a fixed rate. On November 1, 1998, the interest rate changed to 4.0 percent from 4.25 percent. Bondholders may elect to have their bonds redeemed at a price equal to 100 percent of the principal amount on each November 1, until conversion of the interest rate on the bonds to a fixed rate.


     The Aquarion and subsidiaries note agreements contain certain covenants typical of such agreements, the most restrictive of which are under the 9.55 percent unsecured BHC Senior Notes and the 5.95 percent unsecured Aquarion Senior Note and require the maintenance of total funded debt to total capital, as defined, of no more than 66 2/3 percent. Additionally, payment of dividends on Aquarion's common stock is restricted under the Aquarion note. At December 31, 1998, approximately $43,705,000 was available to pay dividends as defined under the Aquarion Note. The aggregate maturities and sinking fund requirements on long-term debt for each of the five years succeeding December 31, 1998 are as follows: 1999- $10,000,000; 2000, 2001, 2002 and 2003-zero.


Note 9 - Short-term borrowings


   Short-term borrowings result from Aquarion s relationships with three banks, which provide, on an uncommitted basis, credit availability aggregating $40,000,000 at December 31, 1998. Short-term borrowings for the years ended December 31, were as follows:

<CAPTION

In thousands                                      1998       1997       1996
Borrowings outstanding at December 31           $       -     $9,000    $8,300
Weighted average interest rate at December 31           -      5.69%     6.06%
Maximum outstanding during the year               $10,000    $14,300   $29,200
Average outstanding during the year                $5,125     $7,550   $16,292
Weighted average interest rate during the year      5.59%       5.59%     5.51%


Note 10 - Redeemable preferred stock and rights


The Company has reserved 100,000 shares of Preferred Stock for issuance under its Preferred Stock Purchase Rights Plan. Each share of common stock is entitled to one right to buy, under certain circumstances, 1/100th of a share of Series B Junior Participating Preferred Stock, no par value (Series B Preferred Stock), at $120.00 per 1/100th of a share.


     Each share of Series B Preferred Stock, if issued, would have dividend, voting and liquidation rights, which are at least 100 times the equivalent rights of one share of the Common Stock. The rights would become exercisable only if a person or group acquires 15 percent or more of the outstanding Aquarion Common Stock, or if a person or group announces or commences a tender or exchange offer for 15 percent or more of the Common Stock. In the event that any person or group of affiliated or associated persons becomes the holder of a 15 percent or more position, each holder of a right, other than rights beneficially owned by the 15 percent holder, will thereafter have the right to receive upon exercise of a right at the then current exercise price of the right, that number of shares of Common Stock having a market value of two times the exercise price of the right. If, after a person or group has acquired 15 percent or more of the outstanding Common Stock, the Company were to be acquired in a merger or other business combination transaction, each right would entitle its holder (other than a 15 percent or greater shareholder) to receive, upon payment of the exercise price, that number of shares of the acquiring company having a market value equal to twice the exercise price.


The Company may redeem the rights at $.01 per right at any time before a 15 percent position has been acquired. Until such time as these rights become exercisable, they will have no dilutive effect on the Company's earnings per share.


Note 11 - Industry segment information


   In accordance with SFAS 131, the Company s four industry segments are:


    Public water supply--collection, purification and distribution of water for domestic commercial and industrial use, and for private and municipal fire protection service;


    Timber processing--processing, marketing and distribution of lumber products;


    Real Estate ownership, rental and sale of real property;
and,


    Utility management services--nonregulated water-related

services.


    The Company's industry segment information is as follows:


In thousands                                      1998       1997      1996
------------------------------------------------  ------    -------   --------
Operating income (loss):

   Public water supply                            $37,572    $35,007   $29,485
   Timber processing                                1,430      1,200       968
   Real estate                                      5,065        727     1,420
   Utility management services                      (190)      (133)     (219)
                                                  -------    -------   -------
Industry segment operating income                  43,877     36,801    31,654
Interest expense                                 (10,507)   (11,187)   (9,311)
Allowance for funds used during construction          200        759     1,123
Other income (expenses), net                          484        554     (342)
                                                  -------   --------   -------
Income before income taxes                        $34,054    $26,927   $23,124
                                                  =======   ========   =======


       The Company's operations take place in North America and no single customer accounts for 10 percent or more of total operating revenues.



In thousands                                      1998       1997      1996
-----------------------------------------------   -------   -------  -------
Segment assets:
   Public water supply                           $435,746   $430,425  $415,045
   Timber processing                               10,549      9,066     6,773
   Real estate                                      4,583      4,162     4,451
   Utility management services                        338      1,002       813
                                                 --------   --------  --------
      Subtotal                                    451,216    444,655   427,082
   Reconciling items                                6,264     10,354    22,010
                                                 --------   --------  --------
Total consolidated items                         $457,480   $455,009  $449,092
                                                 --------   --------  --------
Capital Expenditures:
   Public water supply                             20,195    $27,633   $37,185
   Timber processing                                1,047      1,075       666
   Utility management services                          3         21       749
                                                 --------   --------   -------
Total capital expenditures                        $21,245    $28,729   $38,600
                                                 --------   --------   -------
Depreciation expense:
   Public water supply                            $13,272    $12,171   $10,668
   Timber processing                                  481        434       389
   Real estate                                         11         11        11
   Utility management services                          6          8         9
                                                  -------    -------   -------
Total depreciation expense                        $13,770    $12,624   $11,077
                                                  =======   ========  ========


Reconciling items include assets of the parent company, which are not allocated to a specific industry segment.


Note 12 - Employee benefit plans


Retirement plans. The Company and certain of its subsidiaries have a noncontributory defined retirement pension plan covering qualified employees. In general, Aquarion's policy is to fund pension costs accrued. Plan assets are primarily invested in U.S. and foreign equities and debt securities issued by the U.S. government and corporations. The Company also has a supplemental executive retirement plan and a directors' retirement plan, both of which are unfunded defined benefit plans. In addition, certain subsidiaries have established defined contribution salary deferral plans under Section 401(k) of the Internal Revenue Code.


Postretirement health care benefits. Aquarion and the Utilities provide health benefits for substantially all retired employees and life insurance for a small group of retired individuals.

Postretirement health benefits are not provided to employees hired after July 1, 1996. Only those employees hired prior to July 1, 1996 who remain until retirement age are eligible. Both active and retired employees contribute a portion of the cost of medical benefits. The Company is funding its postretirement health care benefits through contributions to a Voluntary Employee Beneficiary Association Trust (VEBA). The Company's tax deductible contribution to the VEBA was $352,000 and $300,000 for 1998 and 1997, respectively. Plan assets are primarily invested in U.S. Government and Agency obligations.


Pension and postretirement benefits funded status and costs.


     The following table sets forth the funded status of the Company's retirement plans and postretirement health care benefits at December 31, the latest valuation date:

                                                              Postretirement
                                         Retirement Plans  Health Care Benefits
                                       ------------------- -------------------
In thousands                           1998        1997    1998          1997
                                       ------------------- ------------------

Changes in benefit obligation
Benefit obligation at beginning of    $29,671    $26,182    $10,666   $13,834
year
Service cost                              958        878        278       315
Interest cost                           2,136      1,938        749       701
Amendments                                956        442       (534)        -
Actuarial loss (gain)                   1,792      1,789      1,362    (3,513)
Benefits paid                          (1,757)    (1,558)      (590)     (671)
                                     --------    -------    -------   -------
Benefit obligation at end of year      33,756     29,671     11,931    10,666
                                     --------    -------    -------   -------
Change in plan assets
Fair value of plan assets at
 beginning of year                     46,465     41,407      1,446     1,258
Actual return on plan assets            6,024      6,479         32        34
Employer contributions                    125        137        244       154
Benefits paid                          (1,757)    (1,558)         -         -
                                      -------   --------    --------   -------
Fair value of plan assets at end of
 year                                  50,857     46,465      1 ,722    1,446
                                      -------   --------    --------   ------

Funded status                          17,101     16,794     (10,209)  (9,220)
Unrecognized actuarial (gain) loss     (8,618)    (8,666)     (1,981)  (3,505)
Unrecognized net (asset)/obligation    (1,214)    (1,672)      7,025    7,853
Unrecognized prior service cost         2,173      1,492           -      208
Accumulated other comprehensive
  income(expense)                       (163)       (160)          -        -
                                     --------    --------    -------  --------

Net amount recognized                $  9,279    $  7,788   $ (5,165) $(4,664)
                                     --------    --------   --------  --------

Amounts recognized in the statement of
  financial position consists of:
    Prepaid benefit cost              $ 9,441     $ 7,948    $    -   $    -
(Accrued) benefit liability              (897)       (979)   (5,165)  (4,664)
    Intangible asset                      735         819         -        -
                                      -------    --------   -------  -------
Net amount recognized                 $ 9,279     $ 7,788   $(5,165) $(4,664)

                                      -------    --------   -------  -------



     The projected benefit obligation and accumulated benefit obligation for the Company s unfunded retirement plans were $3,886,000 and $3,143,000, respectively, as of December 31, 1998 and $3,218,000 and $2,729,000, respectively, as of December 31, 1997.

     The provisions of SFAS No. 132, "Employers Disclosure about Pensions and Other Postretirement Benefits," require recognition in the balance sheet of an additional minimum liability comprised of an intangible asset and other comprehensive income for pension plans with accumulated benefit obligations in excess of plan assets. At December 31, 1998 and 1997, the liability exceeded the unrecognized prior service cost, resulting in a minimum liability adjustment, net of taxes of $99,000 and $97,000, respectively, recorded as a reduction of the Company's equity.

    The components of net periodic benefit costs for all retirement plans for the years ended December 31, in addition to the plan's weighted average assumptions as of December 31, were as follows:

                                                  Retirement Plans
                                              ---------------------------
In thousands                                     1998      1997      1996
                                              ---------------------------
Components of net periodic benefit costs
Service cost                                   $   958    $   879    $   839
Interest cost                                    2,136      1,938      1,832
Expected return on plan assets                  (4,021)    (3,620)    (3,219)
Amortization of unrecognized asset at
 transition date                                  (458)      (458)      (458)
Amortization unrecognized of prior service
 cost                                              274        169        164
Amortization of prior experience (gains)          (258)      (207)       (51)
                                               -------     -------   --------
Net periodic benefit credit                    $(1,369)   $(1,299    $  (893)
                                               -------     -------   -------



Weighted-average assumptions
Discount rate                                     6.75%     7.00%      7.50%
Expected return on plan assets                    8.80%     8.90%      8.60%
Rate of compensation increase                     5.00%     5.00%      5.00%



     The components of net periodic benefit costs for the postretirement health care benefits for the years ended December
31, and the plan s weighted average assumptions as of December
31, were as follows:

                                        Postretirement Health Care Benefits
                                        -----------------------------------
In thousands                               1998      1997        1996
                                        --------    -------    -------
Components of net periodic benefit costs
Service cost                              $  278   $   315     $   493
Interest cost                                749       701         954
Expected return on plan assets               (68)      (60)        (45)
Amortization of unrecognized obligation
 at transition date                          502       524         524
Amortization of prior service cost             -        18          18
Amortization of prior experience
 (gain)/loss                                (134)     (218)          6
                                         -------   -------     -------
Net periodic benefit cost                $ 1,327   $ 1,280     $ 1,950
                                         -------   -------     -------
Weighted-average assumptions
Discount rate                               6.75%      7.00%      7.50%
Expected return on plan assets (net of      5.00%      5.00%      5.00%
 taxes)


    Expense recognized for the years ended December 31, 1998, 1997, and 1996 amounted to $1,327,000, $1,280,000 and $1,848,000, respectively. The difference between the net periodic postretirement cost and expense recognized has been recorded as a regulatory asset. Approval for recovery of these costs was received from the DPUC in BHC's Eastern Division's rate decision effective August 1, 1993, and BHC's Western Division's rate decision effective April 25, 1996.



   For measurement purposes, a 7.8 percent annual increase in the per capita cost of covered health care benefits is assumed for 1998 (8.4 percent and 9.0 percent for 1997 and 1996, respectively).  This rate was assumed to decrease gradually to
6.0 percent for 2001 and remain at that level thereafter. A one-percentage-point change to the assumed health care cost trend rates for 1998 would have the following effects:

                                     One-Percentage      One-Percentage
                                      Point Increase      Point Decrease
                                     ---------------     ---------------
In thousands
Effect on total of service and
 interest cost Components              $  198             $  (153)

Effect on postretirement benefit
    obligation                         $1,636             $(1,378)


Postemployment benefits. In accordance with SFAS No. 112 "Employers' Accounting For Postemployment Benefits," the Company accrues the cost of providing benefits to former or inactive employees after employment but before retirement. These benefits are recognized over the employees' years of service or at the date of the event giving rise to such benefits.

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

    In 1994, shareholders adopted the Aquarion Company Stock Incentive Plan (Incentive Plan) that provides for the granting of nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock and performance units (collectively, Awards), but no more than an aggregate of 525,000 shares of stock could be awarded under the Incentive Plan or purchased upon the exercise of stock options. In 1997, shareholders approved an amendment to the Incentive Plan to increase the number of shares by 300,000 to bring the total number of shares authorized for use under the plan to 825,000 shares. No awards will be granted under this plan after April 25, 1999.

    Stock options available under the Stock Plan and Incentive
Plan are exercisable at a price equal to the market value, unless otherwise indicated, at the date of the grant and remain exercisable for 10 years, conditioned on continued employment, from the date of the grant. As of December 31, 1998, 571,196 shares were exercisable under the Stock Plan. The following options have been awarded to key executives:


In thousands                                Number of    Option Price
                                               Shares       per Share
-----------------------------------------   ---------    -------------
Outstanding at December 31, 1994               514,150   $20.63-$28.28
Granted in 1995 (a)                            178,100   $23.25-$23.50
Expired in 1995                                (2,200)   $21.75-$27.13
                                            ----------
Outstanding at December 31, 1995               690,050   $20.63-$28.28
Granted in 1996 (a)                            167,900      $25.25
Expired in 1996                               (17,701)   $21.75-$27.13
Exercised in 1996                             (19,528)   $20.63-$24.63
                                            ----------
Outstanding at December 31, 1996               820,721   $20.63-$28.28
Granted in 1997 (a)                            136,800      $30.88
Expired in 1997                               (14,300)   $23.50-$27.13
Exercised in 1997                            (175,817)   $20.63-$28.28
                                             ---------
Outstanding at December 31, 1997               767,404   $20.63-$28.28
Granted in 1998 (a)                            156,200      $37.75
Expired in 1998                                (2,900)   $23.50-$30.88
Exercised in 1998                             (56,612)   $20.63-$28.28
                                             ---------
Outstanding at December 31, 1998               864,092   $20.63-$37.75
                                             ---------

      (a) These options were granted on October 13, 1995, December 5, 1995, December 4, 1996, December 2, 1997 and December 14, 1998. One-third of the options granted become exercisable on each of the first three anniversaries of the grant date, except for options granted to certain individuals employed by IEA that became exercisable immediately upon the sale of that business.


   In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation," (SFAS 123) the Company adopted the disclosure method of accounting for stock-based compensation. The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees," in accounting for its stock-based compensation plans and accordingly, no compensation expense has been recognized. If the Company had recorded compensation cost based upon the fair value at the grant date for Awards under these plans consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


In thousands, except share data         1998       1997
Net Income
   As reported                         $19,959    $15,011
   Pro forma                           $19,494     14,776
Earnings per share
   As reported                           $2.69      $2.10
   Pro forma                             $2.63      $2.07



    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: dividend yield of 4.4 percent; expected volatility of 24 percent; risk-free interest rate of
4.46 percent; and an expected life of six years.


    The Company maintains a Dividend Reinvestment and Common
Stock Purchase Plan (Reinvestment Plan) which provides holders of its common stock with a method of purchasing additional shares without payment of brokerage or service charges. In April 1994, the Company amended its Reinvestment Plan to allow shareholders to make optional cash payments at a 5 percent discount from the market price and to include an additional 750,000 shares in the plan. The total number of shares reserved for purchase under the Reinvestment Plan was 1,650,000, of which 1,428,283 shares were issued at December 31, 1998.

Note 14 - Property, plant and equipment

     Net property, plant and equipment at December 31, consisted of the following components:



In thousands                                  1998       1997
Source of supply                             $33,331    $33,995
Pumping                                       21,992     20,477
Water treatment                              102,922    102,060
Transmission and distribution                278,097    266,368
General                                       34,432     36,419
Construction work in progress                  6,245      7,068
Utility plant held for future use                466        466
Nonutility property                           15,794     14,980
                                             -------   --------
                                             493,279    481,833

 Less:  accumulated depreciation             146,034    142,125
                                             -------    -------
                                            $347,245   $339,708
                                            ========   ========

Note 15 - Inventories


    Inventories at December 31, comprised the following:

In thousands                                  1998       1997
Lumber and logs                               $3,534     $2,561
Materials and supplies                           992      1,179
                                              ------     ------
                                              $4,526     $3,740
                                              ======     ======
Note 16 - Statement of cash flows


    Changes in assets and liabilities and supplemental cash flow information for the years ended December 31, are set forth below:



In thousands                                     1998     1997      1996
Decrease (increase) in accounts receivable         $266   $(876)    $5,364
Decrease (increase) in other current assets       1,817   11,658  (11,592)
(Increase) decrease in inventory                  (786)    (857)       579
Increase in prepayments                         (1,944)  (2,248)   (1,082)
(Decrease) increase in accounts payable and
  accrued liabilities                             (724)     (62)     2,094
Increase (decrease) in interest and taxes
  payable                                         1,719    (182)       398
Net changes in other noncurrent balance sheet
  items                                         (4,801)    (267)     1,000
                                               --------   ------  --------
                                               $(4,453)   $7,166  $(3,239)
                                               ========   ======  ========


Supplemental cash flow information:
Cash paid for:
Interest                                        $10,434  $10,374   $ 9,336
Income taxes                                    $10,225  $ 8,221   $10,602


Supplemental disclosure of non-cash investing and financing activities

    The sale of the discontinued operation (IEA) has been recorded as a non-cash investing transaction for the year ended
December 31, 1996.

Note 17 - Commitments and contingencies

The Company from time to time is involved in legal actions arising in the ordinary course of its business. In the opinion of management, none of these matters will have a material adverse impact on the Company.


Note 18 - Subsequent event


   On February 16, 1999, the Board of Directors approved a 3-for-2 split of the Company s issued common stock. The stock split was effected in the form of a 50 percent stock distribution on the Company s common stock, payable on March 22, 1999 to all shareholders of record on March 1, 1999. No financial information contained in the report has been adjusted to reflect the impact of the common stock split.


    The following represents the pro forma effect of the stock split as of December 31, 1998:


                                             1998         1997          1996
                                            ------       ------       -------
Basic earnings per share                    $1.79         $1.40        $0.87
Weighted average common shares
  outstanding                          11,135,190    10,709,841   10,397,083
Diluted earnings per share                  $1.75         $1.39        $0.86

Weighted average common shares
   outstanding                         11,417,585    10,823,439   10,461,845


REPORT OF INDEPENDENT ACCOUNTANTS


      To the Board of Directors and Shareholders of Aquarion Company


      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Aquarion Company and its subsidiaries at

      December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended

      December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





      PricewaterhouseCoopers LLP

      New York, NY
      January 27, 1999, except as to Note 18, which is as of

      February 16, 1999


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



      Richard K. Schmidt
      President & Chief Executive Officer



      Janet M. Hansen
      Executive Vice President,
      Chief Financial Officer
      & Treasurer

      January 27, 1999


SUPPLEMENTAL FINANCIAL INFORMATION

-------------------------------------------------------------------------------
                                1998       1997      1996      1995      1994
Book value per share           $19.56    $18.26    $17.52    $17.72    $17.43
Payout ratio (per share)        61.5%     77.6%    124.6%     85.3%     86.6%

Price/earnings ratio (1)         15.2      16.5      21.4      13.4      12.6
Capitalization:

    Long-term debt              49.0%     53.1%     54.7%     52.0%     49.1%
    Preferred stock of
          subsidiaries              -         -         -        .1       0.2

     Common equity               51.0      46.9      45.3      47.9      50.7
                               ------    ------    ------    ------    ------
Total                          100.0%    100.0%    100.0%    100.0%    100.0%
                               ======    ======    ======    ======    ======

(1) Computed at December 31



Quarterly Financial Data
(Unaudited)

                                              Income
In thousands, except share data   Operating    before     Net    Per Share
                                  revenues    income     income     (1)
                                               taxes
----------------------------------------------------------------------------
1998
First quarter                     $ 25,383   $ 5,363  $ 3,035     $0.41
Second quarter                      26,827     7,309    4,008      0.54
Third quarter                       29,968    11,016    6,125      0.82
Fourth quarter                      33,491    10,366    6,791      0.92
                                  --------   -------  -------
Total                             $115,669   $34,054  $19,959
                                  ========   =======  =======
1997

First quarter                     $ 23,389   $ 4,287  $ 2,388     $0.34
Second quarter                      26,522     6,345    3,536      0.50
Third quarter                       29,226    10,230    5,732      0.80
Fourth quarter                      27,965     6,065    3,355      0.46
                                  --------   -------  -------
Total                             $107,102   $26,927  $15,011
                                  ========   =======  =======

(1) Quarterly earnings per share are based on weighted average shares outstanding during each quarter.

Market and dividend information


   The following table sets forth the high and low closing sale prices of the Company common stock as traded on the New York Stock Exchange (NYSE) and as reported on the NYSE composite tape, along with dividends paid per share on a quarterly basis. At December 31, 1998, there were 8,138 shareholders of record compared to 8,017 shareholders of record at December 31, 1997.

          ---------------------------------------------------------
Period                     Closing sales price    Dividends paid

                             High       Low
1998

First quarter                 36 1/2    31 1/2        $  .41

Second quarter              34 11/16    31 5/8           .41

Third quarter                 35 7/8    33 1/8          .415

Fourth quarter                    41   32 7/16          .415

1997

First quarter                 28 1/2       $27       $  .405

Second quarter                27 3/4    24 3/4          .405

Third quarter                 28 1/8    25 1/8           .41

Fourth quarter                36 1/2        27           .41




Water supplied from Utility Operations


---------------------------------------------------------------------------
                               1998      1997      1996      1995      1994
Consumption: (Millions of
 Gallons)

Residential                   11,781   11,641    11,036    12,129    10,586
Commercial                     4,720    4,674     4,275     4,606     4,815
Industrial                     1,743    1,747     1,988     2,236     2,388
Other                          2,219    1,960     1,949     2,467     2,255

Total                         20,463   20,022    19,248    21,438    20,044
